
10012140


SEC MAIL
RECEIVED
APR 30 2010
WASH, D.C.
SECTION

Notice of 2010 Annual Meeting, Proxy Statement and 2009 Annual Report

PHH Corporation

PHH

Five Year Historical Financial Table

	Year Ended and as of December 31,				
	2009	2008[1]	2007	2006	2005[2]
	(In millions, except per share data)				
Consolidated Statements of Operations Data:					
Net revenues	$ 2,606	$ 2,056	$ 2,240	$ 2,288	$ 2,471
Net income (loss) from continuing operations	$ 153	$ (254)	$ (12)	$ (16)	$ 73
Loss from discontinued operations, net of income taxes	—	—	—	—	(1)
Net income (loss) attributable to PHH Corporation	$ 153	$ (254)	$ (12)	$ (16)	$ 72
Basic earnings (loss) per share attributable to PHH Corporation:					
Income (loss) from continuing operations	$ 2.80	$ (4.68)	$ (0.23)	$ (0.29)	$ 1.38
Loss from discontinued operations	—	—	—	—	(0.02)
Net income (loss)	$ 2.80	$ (4.68)	$ (0.23)	$ (0.29)	$ 1.36
Diluted earnings (loss) per share attributable to PHH Corporation:					
Income (loss) from continuing operations	$ 2.77	$ (4.68)	$ (0.23)	$ (0.29)	$ 1.36
Loss from discontinued operations	—	—	—	—	(0.02)
Net income (loss)	$ 2.77	$ (4.68)	$ (0.23)	$ (0.29)	$ 1.34
Consolidated Balance Sheets Data:					
Total assets	$ 8,123	$ 8,273	$ 9,357	$10,760	$ 9,965
Debt	5,160	5,764	6,279	7,647	6,744
PHH Corporation stockholders' equity	1,492	1,266	1,529	1,515	1,521

[1] Loss from continuing operations and Net loss for the year ended December 31, 2008 included $42 million of income related to a terminated merger agreement with General Electric Capital Corporation and a $61 million non-cash charge for Goodwill impairment ($26 million net of a $5 million income tax benefit and a $30 million impact in noncontrolling interest). See Note 3, "Goodwill and Other Intangible Assets" in the Notes to Consolidated Financial Statements included in the Annual Report on Form 10-K for the year ended December 31, 2009.

[2] Income from continuing operations and Net income for the year ended December 31, 2005 included pre-tax Spin-Off related expenses of $41 million. In connection with and in order to consummate the Spin-Off, on January 27, 2005, our Board of Directors authorized and approved a 52,684-for-one Common Stock split, to be effected by a stock dividend at such ratio. The record date with regard to such stock split was January 28, 2005.

Market Price of Common Stock

Shares of our Common Stock are listed on the New York Stock Exchange (the "NYSE") under the symbol "PHH." The following table sets forth the high and low sales prices for our Common Stock as reported by the NYSE for the year ended December 31, 2009:

	Stock Price	
	High	Low
January 1, 2009 to March 31, 2009	$14.87	$8.50
April 1, 2009 to June 30, 2009	19.98	13.60
July 1, 2009 to September 30, 2009	22.88	15.78
October 1, 2009 to December 31, 2009	19.77	13.49

Letter from Jerry Selitto

Dear Fellow PHH Stockholder:

2009 was a year of very solid financial performance – and significant progress – for PHH. We cut costs and improved margins. We made important additions to our senior leadership team. We strengthened our funding position. We continued delivering first-rate service to our clients, and had a number of important new business wins as a result.

Even more importantly, though, we took a top-to-bottom look at every aspect of our business. We laid out a clear plan to transform PHH and increase value for our stockholders, clients and employees over the next two years, and we are moving aggressively to execute that plan – with a shared vision across our business and an even stronger culture of innovation and client responsiveness.

Improved Results – and Strengthened Funding – in 2009, But More Work to Do

The team at PHH delivered significantly improved results in 2009 – with net income of $153 million, up from a loss of $254 million during the height of the financial crisis in 2008, and basic earnings per share of $2.80, up significantly from a loss of $4.68 per share. These solid results were driven by four consecutive quarters of profitability in our Mortgage Production segment due to higher margins and volumes; by strong results in our Fleet Management Services segment as funding costs and margins continued to improve throughout the year; and by company-wide cost reductions.

We also significantly strengthened and diversified our funding over the past year. In support of our Fleet leasing business, we accessed the term securitization markets for over $2.2 billion in 2009 and an additional $343 million in January 2010. In addition, from the start of 2009 through the end of January 2010, we increased availability under our revolving credit facility by over $800 million. We are now working to further diversify our funding sources through initiatives to add warehouse lines for our Mortgage business, add conduit capacity in Fleet, and renew our revolving credit facility. We expect these efforts to provide more than ample liquidity to run and grow our business.

In addition to these accomplishments, we have seen positive momentum in our share price – with PHH ending 2009 up 26.6% for the year, and well above its lows in the midst of the financial crisis. We also have identified significant opportunities to continue improving our financial performance and increasing shareholder value, which is the goal of our transformation effort.

Our Transformation Effort – A Clear Plan with Clear Targets

As you know, we took a hard look at every aspect of our business in 2009, which indicated that we have significant challenges to confront as well as tremendous opportunities to pursue. In order to succeed in our efforts, we need to fundamentally and aggressively change the way we do business. We cannot simply keep pace with the changes in our industries – we must stay well ahead of them. We need to make PHH a stronger, more profitable and more flexible company that is also more focused than ever on delivering for our customers.

(continued)

We have launched a wide range of initiatives across our business to transform our operations, our culture and our bottom line – all with a constant focus on the needs of our clients.

- At the corporate level, we are focused on streamlining back office functions, eliminating redundancy in our information technology, human resources, legal and finance areas, and creating a shared services environment that leverages best practices across the entire corporation, consistent with a "One PHH" approach.

- In our Mortgage business, we are focused on reducing the sources of friction between the borrower and the investor, by removing touch points in the mortgage production process that do not add value and may, in fact, cause confusion and delay. We are also investing in technology to improve the productivity of our mortgage collection function and enhance the efficiency of loan modification and loss mitigation activities.

- In our Fleet operation, we are focused on reducing touch points in a way that improves our product mix and the customer experience. We are expanding our established Six Sigma process improvement program to address major business processes, and we are developing new technologies that will deliver cost savings while improving the customer experience – such as giving customers quicker access to PHH experts and self-help tools via their mobile devices.

- As we drive these transformation efforts forward, our goal is to reengineer and improve our processes to deliver $100 million to $120 million in cost savings – and a sustainable, through-the-cycle return on shareholders' equity of 13% beginning in 2011. To achieve that goal, we are pursuing initiatives that we expect will deliver at least $50 million in savings from our General and Administrative (G&A) areas; at least $40 million in savings in our Mortgage business; and at least $10 million in savings in our Fleet operation. While we plan to invest a portion of the expected savings from this effort back into our business for the benefit of our clients, our objective is to generate a total of $40 million in incremental pre-tax earnings in 2010, and add $100 million to annual pre-tax earnings thereafter.

Our Outlook for the Year Ahead

We have seen positive momentum across PHH in the past few months, as our transformation efforts have gotten underway. But we operate under no illusions about the serious challenges facing our business. After a relatively robust recovery in 2009, Fannie Mae expects mortgage originations to decrease by approximately 34%, from $1.9 trillion in 2009 to $1.3 trillion in 2010. While these market factors would normally significantly impact our own mortgage volumes, we are not standing still. We are implementing plans to maintain our revenues and grow our market share in 2010 and beyond.

In order to do this, we are taking an aggressive new direction in our mortgage sales and marketing strategy. We are working with Realogy to increase penetration and build volume in our real estate channel through increased efficiencies in sales and fulfillment operations. We also are looking to selectively expand our footprint in the wholesale/correspondent market, which we believe is currently underserved. In our financial institutions channel, where we are a leading private label solutions provider, we are focused on penetrating the regional bank and credit union markets, while continuing to expand our business with existing clients.

Our Fleet business is also focused on regaining market share through cost-competitive, highly differentiated products and services. PHH is an industry leader in delivering innovative solutions, and with the help of our strengthened funding, we are actively marketing to both new and existing accounts as well as some of those accounts that were lost in recent years. We are expanding our focus on the small fleet market as well as the government market, whose fee-for-service contracts offer significant opportunities.

Leveraging Our Assets and Strengthening Our Culture

When I joined PHH in October 2009, I knew this was a strong franchise – with some of the highest quality assets, clients and people in the industry. That has only been reinforced by my direct experience with employees, clients and shareholders over the past six months, and today I am more enthusiastic than ever about our prospects – and our ability to deliver a sustainable, through-the-cycle return on shareholders' equity of 13% in 2011 and beyond.

There is no doubt we have work to do in 2010, but we are making considerable progress in reengineering the company and strengthening our culture. We are bringing a sharper strategic focus and financial discipline to our decision-making, and we are building an experienced leadership team to navigate the challenges and the opportunities in front of us. We have laid out a specific plan for our transformation effort with clear targets, and we will be providing regular updates over the next two years so that you and the rest of our stakeholders can see our progress.

The challenges before us right now are great, but so too are the opportunities. And I am confident that we can and will succeed in transforming PHH.

Sincerely,



Jerome J. Selitto
President and Chief Executive Officer
April 30, 2010

Stock Price Performance

The following graph and table compare the cumulative total stockholder return of PHH Common Stock with (i) the Russell 2000 Financial Services Index and (ii) the Russell 2000 Total Return Index. Our Common Stock began trading on the NYSE on February 1, 2005.



PHH Common Stock
Russell 2000 Financial Services Index
Russell 2000 Total Return Index
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
FEB 1, 2005
DEC 31, 2005
DEC 31, 2006
DEC 31, 2007
DEC 31, 2008
DEC 31, 2009

	Amount in Dollars					
	FEB 1, 2005	DEC 31, 2005	DEC 31, 2006	DEC 31, 2007	DEC 31, 2008	DEC 31, 2009
PHH Common Stock	100.00	127.95	131.83	80.55	58.13	73.56
Russell 2000 Financial Services Index	100.00	104.11	120.89	97.52	70.22	67.49
Russell 2000 Total Return Index	100.00	108.39	128.30	126.29	83.62	106.34

The graph and table above assume that $100 was invested in PHH Common Stock, the Russell 2000 Financial Services Index and the Russell 2000 Total Return Index on February 1, 2005. Total stockholder performance returns assume reinvestment of dividends. The stock price performance depicted in the graph and table above may not be indicative of future stock price performance.

PHH Corporation



April 30, 2010

Dear Fellow Stockholder:

You are cordially invited to attend the 2010 Annual Meeting of Stockholders (the "Annual Meeting") of PHH Corporation (the "Company"), which will be held at the Company's offices located at 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054, on Tuesday, June 15, 2010, at 10:00 a.m., local time. At the Annual Meeting, stockholders will be asked to elect two Class II directors to hold office until the 2013 Annual Meeting of Stockholders, to ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010, and to consider and vote upon such other business as may properly come before the meeting. This Notice of 2010 Annual Meeting, Proxy Statement and 2009 Annual Report describes in more detail the business to be conducted at the Annual Meeting and provides other information concerning the Company of which you should be aware when you vote your shares.

YOUR VOTE IS EXTREMELY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.

In order to ensure that your shares are represented at the Annual Meeting, whether you plan to attend or not, please vote in accordance with the enclosed instructions. You can vote your shares by telephone, electronically via the Internet or by completing and returning the enclosed proxy card or vote instruction form. If you vote using the enclosed proxy card or vote instruction form, you must sign, date and mail the proxy card or vote instruction form in the enclosed envelope. If you decide to attend the Annual Meeting and wish to modify your vote, you may revoke your proxy and vote in person at the meeting.

Admission to the Annual Meeting will be by admission ticket only. If you are a stockholder of record and plan to attend the Annual Meeting, retain the top portion of your proxy card as your admission ticket and bring it and a photo ID with you so that you may gain admission to the meeting. If your shares are held through a bank, broker or other nominee, please contact your nominee and request that the nominee obtain an admission ticket for you or provide you with evidence of your share ownership, which will gain you admission to the Annual Meeting.

This year, pursuant to rules adopted by the U.S. Securities and Exchange Commission (the "SEC"), we are furnishing via the Internet our proxy statement and other proxy materials to stockholders holding less than 1,000 shares of our common stock as of the record date for the Annual Meeting. We believe that this e-proxy process will reduce the environmental impact of our Annual Meeting, reduce our printing and postage costs, and will expedite the receipt of proxy materials by our stockholders.

The Board of Directors appreciates your time and attention in reviewing the accompanying Notice of 2010 Annual Meeting, Proxy Statement and 2009 Annual Report. Thank you for your continued interest in PHH Corporation. We look forward to seeing you at the meeting.

Sincerely,



Jerome J. Selitto
President and Chief Executive Officer

PHH CORPORATION

3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

NOTICE OF 2010 ANNUAL MEETING

To Our Stockholders:

The 2010 Annual Meeting of Stockholders of PHH Corporation (the "Company") will be held at the Company's offices located at 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054, on Tuesday, June 15, 2010, at 10:00 a.m., local time (the "Annual Meeting"), for the following purposes:

1. To elect two Class II directors, each to serve until the 2013 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified, or until their earlier death, retirement or resignation;

2. To consider and vote upon a proposal to ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010; and

3. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on March 25, 2010 as the record date for the Annual Meeting. Only stockholders of record as of the close of business on the record date are entitled to notice of, and to vote at, the Annual Meeting and any adjournment or postponement thereof.

By Order of the Board of Directors



William F. Brown
Senior Vice President, General Counsel and Secretary

April 30, 2010

IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE 2010 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 15, 2010.

THIS NOTICE OF 2010 ANNUAL MEETING, PROXY STATEMENT AND 2009 ANNUAL REPORT IS AVAILABLE ON THE INTERNET AT:
http://www.proxyvote.com

PHH CORPORATION

3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

PROXY STATEMENT FOR THE 2010 ANNUAL MEETING OF STOCKHOLDERS

This Proxy Statement is being furnished to the holders of common stock, par value $0.01 per share, of PHH Corporation, a Maryland corporation (the "Company"), in connection with the solicitation by the Company's Board of Directors of proxies to be voted at the 2010 Annual Meeting of Stockholders of the Company (the "Annual Meeting") to be held at the Company's offices located at 3000 Leadenhall Road, Mt. Laurel, New Jersey, on Tuesday, June 15, 2010, at 10:00 a.m., local time, or at any postponement or adjournment of the Annual Meeting, for the purposes set forth in the accompanying Notice of 2010 Annual Meeting.

This Proxy Statement and the other proxy materials are being mailed to stockholders and are first being made available via the Internet on or about April 30, 2010. If a stockholder executes and returns the enclosed proxy card or vote instruction form or submits vote instructions to us by telephone or via the Internet, the stockholder may nevertheless revoke their proxy at any time prior to its use by filing with the Secretary of the Company a written revocation or a duly executed proxy bearing a later date or by submitting revised vote instructions to us by telephone or via the Internet prior to 11:59 p.m. EDT on Monday, June 14, 2010, in accordance with the instructions on the enclosed proxy card or vote instruction form. A stockholder who attends the Annual Meeting in person may revoke his or her proxy at that time and vote in person if so desired.

Admission to the Annual Meeting will be by admission ticket only. If you are a stockholder of record and plan to attend the Annual Meeting, retain the top portion of your proxy card as your admission ticket and bring it and a photo ID with you so that you may gain admission to the meeting. If your shares are held through a bank, broker or other nominee, please contact your nominee and request that the nominee obtain an admission ticket for you or provide you with evidence of your share ownership, which will gain you admission to the Annual Meeting.

Unless revoked or unless contrary instructions are given, each proxy that is properly signed, dated and returned or authorized by telephone or via the Internet in accordance with the instructions on the enclosed proxy card or vote instruction form prior to the start of the Annual Meeting will be voted as indicated on the proxy card or via telephone or the Internet and if no indication is made, each such proxy will be deemed to grant authority to vote, as applicable:

(1) Proposal 1: **FOR** the election of each of Ms. Deborah M. Reif, currently a Class II director, and Mr. Carroll R. Wetzel, Jr., currently a Class III director, as Class II directors, each to serve until the 2013 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified, or until their earlier death, retirement or resignation (the "Director Election Proposal");

(2) Proposal 2: **FOR** the ratification of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010 (the "Ratification of Auditors Proposal"); and

(3) At the discretion of the persons named in the enclosed proxy card or vote instruction form, on any other matter that may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting.

THE COMPANY'S BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE COMPANY'S NOMINEES LISTED UNDER THE DIRECTOR ELECTION PROPOSAL AND "FOR" THE RATIFICATION OF AUDITORS PROPOSAL.

TABLE OF CONTENTS

GENERAL INFORMATION ABOUT THE 2010 ANNUAL MEETING

Why am I receiving these proxy materials?

You are receiving these proxy materials because our Board of Directors (the "Board") is soliciting your proxy to cast your vote at the 2010 Annual Meeting of Stockholders (the "Annual Meeting") of PHH Corporation, a Maryland corporation ("we," "our," "us," "PHH" or the "Company"), and any adjournment or postponement of the Annual Meeting. This Proxy Statement, the accompanying Notice of 2010 Annual Meeting, our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission (the "SEC") on March 1, 2010 (the "2009 Annual Report"), and the enclosed proxy card or vote instruction form for those stockholders that have been sent printed copies of our proxy materials are being mailed to stockholders or are first being made available to stockholders via the Internet on or about April 30, 2010.

When and where is the Annual Meeting going to be held?

The Annual Meeting will be held at the Company's offices located at 3000 Leadenhall Road, Mt. Laurel, New Jersey, on Tuesday, June 15, 2010, at 10:00 a.m., local time. Registration and seating will begin at 9:00 a.m., local time.

What is the purpose of the Annual Meeting?

At the Annual Meeting, stockholders will vote on the matters described in the accompanying Notice of 2010 Annual Meeting and this Proxy Statement. The only matters expected to be voted upon at the Annual Meeting are (1) the Director Election Proposal and (2) the Ratification of Auditors Proposal.

What are the Board's recommendations for how I should vote my shares?

The Board recommends that you vote your shares as follows:

- Proposal 1: **FOR** the election of each of Ms. Deborah M. Reif, currently a Class II director, and Mr. Carroll R. Wetzel, Jr., currently a Class III director, as Class II directors, each to serve until the 2013 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified, or until their earlier death, retirement or resignation; and
- Proposal 2: **FOR** the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010.

Who can attend the Annual Meeting?

Only stockholders of record as of the close of business on March 25, 2010, or their duly appointed proxies, may attend the Annual Meeting. Stockholders will be asked to present valid picture identification, such as a driver's license or passport. Please note that, if you hold your shares in "street name" (that is, through a bank, broker or other nominee), you must bring either a copy of the vote instruction form provided by your bank, broker or other nominee or a copy of a brokerage statement reflecting your stock ownership as of the record date.

Cameras and video recording devices will not be permitted at the Annual Meeting. A list of stockholders entitled to vote at the Annual Meeting will be available for examination by any stockholder for any purpose germane to the Annual Meeting beginning ten days prior to the Annual Meeting during ordinary business hours at 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054, the Company's principal place of business, and ending on the date of the Annual Meeting.

Do I need an admission ticket to attend the Annual Meeting?

Yes. Attendance at the Annual Meeting will be limited to stockholders of record as of the record date, their authorized representatives and our guests. Admission will be by admission ticket only. For registered stockholders, the top portion of the proxy card enclosed with the Proxy Statement will serve as an admission ticket. If you are a beneficial owner and hold your shares in "street name," or through an intermediary, such as a bank, broker or other nominee, you should request an admission ticket from your bank, broker or other nominee or send a request in writing to PHH Corporation, Attention: Investor Relations, 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054, and include proof of ownership of PHH Corporation common stock, such as a bank or brokerage firm account statement or letter from the bank, broker or other nominee holding your stock, confirming your beneficial ownership. Stockholders who do not obtain admission tickets in advance of the Annual Meeting may obtain them on the date of the Annual Meeting at the registration desk upon verifying their stock ownership as of the record date. In accordance with our security procedures, all persons attending the Annual Meeting must present picture identification along with their admission ticket or proof of beneficial ownership in order to gain admission to the meeting. Admission to the Annual Meeting will be expedited if admission tickets are obtained in advance. Admission tickets may be issued to others at our discretion.

How many votes must be present at the Annual Meeting to constitute a quorum?

Stockholders holding a majority of the issued and outstanding shares of our common stock as of the record date, March 25, 2010, must be present, in person or by proxy, to constitute a quorum at the Annual Meeting. As of the record date, there were 55,272,382 shares of our common stock issued and outstanding. Shares represented by abstentions on any proposal to be acted upon by stockholders at the Annual Meeting will be treated as present at the Annual Meeting for purposes of determining whether a quorum is present.

How many votes can be cast by all stockholders?

55,272,382 votes may be cast at the Annual Meeting. Each stockholder is entitled to cast one vote for each share of common stock held by such stockholder as of the record date. There is no cumulative voting and the holders of our common stock vote together as a single class.

What vote is needed for each of the proposals to be adopted?

- Proposal 1 — Director Election Proposal: Directors are elected by a plurality of the votes cast by stockholders of record as of the record date that are present at the Annual Meeting, in person or by proxy, assuming a quorum is present at the Annual Meeting. The two candidates with the highest number of "**FOR**" votes will be elected. Under applicable Maryland law, abstentions and broker non-votes, if any, will not be counted as votes cast for the election of directors and, therefore, will have no effect on the outcome of the vote, although abstentions and broker non-votes will be taken into account for purposes of determining whether a quorum is present at the meeting.
- Proposal 2 — Ratification of Auditors Proposal: Approval of the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010, requires the affirmative vote of a majority of the votes cast on the proposal by stockholders of record as of the record date that are present at the Annual Meeting, in person or by proxy, assuming a quorum is present at the Annual Meeting. Under applicable Maryland law, abstentions will be taken into account for the purpose of determining whether a quorum is present at the meeting, but will not be counted as votes cast or shares voting on the proposal and will have no effect on the outcome of the vote.
- Other business: All other business that may properly come before the Annual Meeting requires the affirmative vote of a majority of the votes cast on the proposal by stockholders of record as of the record date that are present at the Annual Meeting, in person or by proxy, assuming a quorum is present at the Annual Meeting. Under applicable Maryland law, abstentions and broker non-votes, if any, will not be counted as votes cast or shares voting on the proposal and, therefore, will have no effect on the outcome of the vote, although abstentions and broker non-votes will be taken into account for the purpose of determining whether a quorum is present at the meeting.

What is a broker non-vote?

Generally, a broker non-vote occurs when shares held by a bank, broker or other nominee for a beneficial owner are not voted with respect to a particular proposal because (i) the nominee has not received voting instructions from the beneficial owner and (ii) the nominee lacks discretionary voting power to vote such shares. Under the rules of The New York Stock Exchange, LLC (the "NYSE"), a nominee does not have discretionary voting power with respect to "non-routine" matters.

Historically, uncontested director elections were deemed "routine" matters under the NYSE's rules and banks, brokers and other nominees could vote your shares on your behalf even in the absence of specific voting instructions given by you to your bank, broker or other nominee. Recently, however, the NYSE amended its rules to prohibit banks, brokers and other nominees from exercising discretionary voting authority in uncontested director elections. As a result, director elections, whether contested or uncontested, are now deemed to be "non-routine" matters and your bank, broker or other nominee may only vote your shares for director nominees if you have provided your bank, broker or other nominee with specific voting instructions.

Thus, if your shares are held in "street name" and you do not provide instructions as to how your shares are to be voted in the election of directors, your bank, broker or other nominee will not be able to vote your shares in the election of directors, and your shares will not be voted for any of the nominees. We urge you to provide instructions to your bank, broker or other nominee so that your votes may be counted on this important matter. You should vote your shares by following the instructions provided on the vote instruction form that you receive from your bank, broker or other nominee.

If you fail to provide your bank, broker or other nominee with specific voting instructions as to how you would like your shares voted for director nominees or other non-routine matters, your bank, broker or other nominee will not vote your shares on your behalf and your shares will be reported as "broker non-votes." For matters that are still considered "routine" under the NYSE's rules (e.g., ratification of auditors), your bank, broker or other nominee may continue to exercise discretionary voting authority and may vote your shares on your behalf if you fail to provide your bank, broker or other nominee with specific voting instructions as to how you would like your shares voted on such routine matters.

How do I vote?

You can vote in person or by valid proxy received by telephone, via the Internet or by mail. We urge you to vote by doing one of the following:

- Vote by Telephone: You can vote your shares by calling the toll-free number indicated on your proxy card using a touch-tone telephone 24 hours a day. Easy-to-follow voice prompts enable you to vote your shares and confirm that your voting instructions have been properly recorded. If you are a beneficial owner, or you hold your shares in "street name," please check your vote instruction form or contact your bank, broker or other nominee to determine whether you will be able to vote by telephone.

- Vote by Internet: You can also vote via the Internet by following the instructions on your proxy card. The website address for Internet voting is indicated on your proxy card. Internet voting is also available 24 hours per day. If you are a beneficial owner, or you hold your shares in "street name," please check your vote instruction form or contact your bank, broker or other nominee to determine whether you will be able to vote via the Internet.

- Vote by Mail: If you choose to vote by mail, complete, sign, date and return your proxy card in the postage-paid envelope provided. Please promptly mail your proxy card to ensure that it is received on or before June 14, 2010.

The deadline for voting by telephone or electronically through the Internet is 11:59 p.m. EDT on June 14, 2010.

Can I change my vote?

Yes. A proxy may be revoked at any time prior to the voting at the Annual Meeting by submitting a later dated proxy (including a proxy authorization submitted by telephone or electronically through the Internet prior to the deadline for voting by telephone or the Internet), by giving timely written notice of such revocation to our Corporate Secretary in advance of the Annual Meeting or by attending the Annual Meeting and voting in person. However, if you hold shares in "street name," you may not vote shares in person at the Annual Meeting unless you bring with you a legal proxy from the stockholder of record. Only the latest dated and properly executed or authorized proxy that you timely submit will be counted.

Could other matters be decided at the Annual Meeting?

The Board does not intend to bring any matter before the Annual Meeting other than those described in this Proxy Statement. If any other matters properly come before the Annual Meeting, the persons named in the enclosed proxy, or their duly appointed substitutes acting at the Annual Meeting, will be authorized to vote or otherwise act in respect of any such matters in their discretion.

How do participants in our employee savings plans vote?

For participants in the PHH Corporation Employee Savings Plan and the PHH Home Loans, LLC Employee Savings Plan (the "Savings Plans") with shares of our common stock credited to their accounts, voting instructions for the trustees of the Savings Plans are also being solicited through this Proxy Statement. In accordance with the provisions of the Savings Plans, the respective trustees will vote shares of our common stock in accordance with instructions received from the plan participants to whose accounts such shares are credited. To the extent such instructions are not received prior to 11:59 p.m. EDT on June 10, 2010, the trustees of the Savings Plans will vote the shares with respect to which they have not received instructions proportionately in accordance with the votes received for shares which they have received instructions. Instructions given with respect to shares in accounts of the Savings Plans may be changed or revoked only in writing, and no such instructions may be revoked after 11:59 p.m. EDT on June 10, 2010. Participants in the Savings Plans are not entitled to vote in person at the Annual Meeting. If a participant in the Savings Plans has shares of our common stock credited to his or her account and also owns other shares of our common stock in registered form or through a bank, broker or other nominee, he or she should receive a separate proxy card or vote instruction form for shares credited to his or her account in the Savings Plans and any other shares that he or she owns. All such proxy cards and vote instruction forms should be completed, signed and returned to ensure that votes are cast for all shares owned either directly or beneficially.

What if I vote for some but not all of the proposals?

Shares of our common stock represented by proxies received by us (whether received through the return of the enclosed proxy card or received via telephone or the Internet) where the stockholder has provided voting instructions with respect to the proposals described in this Proxy Statement, including the Director Election Proposal and the Ratification of Auditors Proposal, will be voted in accordance with the voting instructions so made. If your proxy card is properly executed and returned but does not contain voting instructions as to one or more of the proposals to be voted upon at the Annual Meeting, or if you give your proxy by telephone or via the Internet without indicating how you want to vote on each of the proposals to be voted upon at the Annual Meeting, your shares will be voted:

- **FOR** the Director Election Proposal;
- **FOR** the Ratification of Auditors Proposal; and
- at the discretion of the persons named in the enclosed proxy card or vote instruction form, on any other matter that may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting.

If your shares are held in street name and you do not properly instruct your bank, broker or other nominee how to vote your shares, your bank, broker or other nominee may either use its discretion to vote your shares on matters deemed "routine" by the NYSE or may not vote your shares. For any matters deemed "non-routine" by the NYSE, your bank, broker or other nominee would not be able to vote your shares on such matters. We encourage you to provide instructions to your bank, broker or other nominee by carefully following the instructions provided to ensure that your shares are voted at the Annual Meeting in accordance with your desires.

Who will pay for the cost of this proxy solicitation?

We will pay the cost of soliciting proxies on behalf of our Board. Our directors, officers and employees may solicit proxies on behalf of the Company in person or by telephone, facsimile or electronically through the Internet, as described above. We have engaged Broadridge Financial Solutions, Inc. ("Broadridge") to assist us in the distribution and solicitation of proxies for a fee of up to $90,000 plus expenses. We will also reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending our proxy materials to beneficial owners of our common stock as of the record date.

Who will count and certify the vote?

Representatives of Broadridge will count the votes and certify the voting results. The voting results are expected to be published in a Current Report on Form 8-K filed with the SEC within four business days following the conclusion of the Annual Meeting.

How can I access the Company's proxy materials and 2009 Annual Report electronically?

Copies of the Notice of 2010 Annual Meeting, Proxy Statement and 2009 Annual Report, as well as other materials filed by the Company with the SEC, are available without charge to stockholders on our corporate website at www.phh.com or upon written request to PHH Corporation, Attention: Investor Relations, 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054. You can elect to receive future annual reports, proxy statements and other proxy materials electronically by marking the appropriate box on your proxy card or vote instruction form or by following the instructions provided if you vote by telephone or via the Internet.

Copies of our Corporate Governance Guidelines, Independence Standards for Directors, Code of Business Conduct and Ethics for Directors, Code of Conduct for employees and officers, and the charters of each standing committee of our Board, including our Audit Committee, Compensation Committee, Corporate Governance Committee, and Finance and Risk Management Committee, are also available without charge to stockholders on our corporate website at www.phh.com or upon written request to PHH Corporation, Attention: Investor Relations, 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054.

PROPOSAL 1 — TO ELECT TWO CLASS II DIRECTORS

The Board has nominated Ms. Deborah M. Reif, currently a Class II director, and Mr. Carroll R. Wetzel, Jr., currently a Class III director, for election at the Annual Meeting, each to serve as Class II directors until the 2013 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified, or until their earlier death, retirement or resignation. Although Mr. Wetzel currently serves as a Class III director, he has been nominated to stand for election at the Annual Meeting as a Class II director. Upon the election at the Annual Meeting of Mr. Wetzel as a Class II director, a Class III director vacancy will be created on the Board. The Board presently intends to fill such Class III director vacancy with the addition of a new independent director. Mr. Kilroy is not standing for re-election. Each nominee has consented to being named in this Proxy Statement and to serve if elected. Shares of our common stock represented by duly authorized proxies will be voted **FOR** Ms. Reif and Mr. Wetzel, or any substitute nominee or nominees designated by the Board if, prior to the Annual Meeting, any nominee should become unable to serve, unless the Board determines to reduce the total number of directors in accordance with our Articles of Amendment and Restatement (as amended) (the "Charter") and amended and restated by-laws.

THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF MS. REIF AND MR. WETZEL USING THE ENCLOSED PROXY CARD OR VOTE INSTRUCTION FORM. UNLESS MARKED TO THE CONTRARY, PROPERLY EXECUTED PROXY CARDS RECEIVED BY THE COMPANY WILL BE VOTED "FOR" THE ELECTION OF MS. REIF AND MR. WETZEL.

BOARD OF DIRECTORS

Our Board currently consists of eight members. The principal occupations of, and certain other information regarding, each of the Class II director nominees and our other incumbent directors, as of April 30, 2010, are set forth below. During 2009, our Board held fifteen meetings and each incumbent director and director nominee attended at least 75% of the meetings held by the Board during the period in which each such director served as a member of the Board. All directors are expected to attend each regularly scheduled meeting of the Board, as well as each annual meeting of our stockholders (subject to certain limited exceptions). All of our directors that were serving as directors on June 10, 2009, attended the 2009 Annual Meeting of Stockholders held on June 10, 2009.

Nominees to Serve as Class II Directors — Term Expires in 2013

Deborah M. Reif, 57, has served as a director since April 1, 2010. Ms. Reif served most recently as Chief Executive Officer and President of the Equipment Services division of General Electric Company, a global transportation equipment enterprise, from 2006 through 2009 with responsibility for a global operating lease portfolio and a supply chain service strategy. From 2005 to 2006, Ms. Reif served as President of Digital Media of NBC Universal where she led the transformation of that operation to a digital business model. Prior to that, Ms. Reif served as Executive Vice President of Financial Structuring for NBC Universal where she led the assessment and restructuring of the Universal Theme Park portfolio from 2004 through 2005. From 2001 through 2004, she served as Chairman and Chief Executive Officer of Financial Guaranty Insurance Company and earlier in her career, in various financial roles of increasing importance with GE Capital from 1971 through 2001. Ms. Reif's financial, risk management and relevant operational experience and leadership roles within a large, publicly-traded global enterprise led to a conclusion that it is appropriate that she be appointed as a director and be nominated to stand for election.

Carroll R. Wetzel, Jr., 66, has served as a director since January 1, 2010. Mr. Wetzel also serves as a director of Exide Technologies and Brink's Home Security Holdings, Inc. He previously served as Vice Chairman and lead director at Arch Wireless from 2001 through 2002; as non-executive Chairman of the Board of Directors of Safety Components International from 2000-2005 and as a director of Laidlaw International, Inc. from 2004 to 2007. Before that, he spent approximately 20 years working in investment banking and corporate finance. From 1988 to 1996, Mr. Wetzel served as co-head of the Merger and Acquisition Group at Chase Manhattan Bank (and at Chemical Bank prior to its merger with Chase Manhattan Bank) and also previously served as a corporate finance officer at Dillon Read & Co., Inc. and Smith Barney. Mr. Wetzel's investment banking and financial services industry experience and his past service as a member of several other public company Board's led to a conclusion that it is appropriate that he be appointed as a director and be nominated to stand for election.

Continuing Class III Directors — Term Expires in 2011

James W. Brinkley, 73, has served as a director since January 31, 2005. In July 2009, Mr. Brinkley became Vice Chairman of Morgan Stanley Smith Barney Global Wealth Management, effective with the new joint venture of Morgan Stanley and Smith Barney. In December 2005, Mr. Brinkley became Vice Chairman of Smith Barney's Global Private Client Group following Citigroup Inc.'s acquisition of Legg Mason Wood Walker, Incorporated ("LMWW"). Mr. Brinkley served as a director of Legg Mason, Inc., a holding company that, through its subsidiaries, provides financial services to individuals, institutions, corporations, governments and government agencies since its formation in 1981. Mr. Brinkley has served as a Senior Executive Vice President of Legg Mason, Inc. since December 1983. Mr. Brinkley became Chairman of LMWW, Legg Mason Inc.'s principal brokerage subsidiary, in February 2004. Mr. Brinkley previously served as LMWW's Vice Chairman and Chief Executive Officer from July 2003 through February 2004, as its President from 1985 until July 2003 and as its Chief Operating Officer from February 1998 until July 2003. Mr. Brinkley is Chairman of the Mason School of Business Foundation Board of the College of William and Mary, the Founding Board Chair of Business Volunteers Unlimited of Maryland and a former Director of AARP Services Inc. Mr. Brinkley's nearly five decades of senior management and leadership experience in the financial services industry, as well as his past contributions to the Board, led to a conclusion that it is appropriate that he continue to serve as a director.

Jerome J. Selitto, 68, has served as a director and as President and Chief Executive Officer since October 26, 2009. Prior to joining PHH, Mr. Selitto worked most recently at Ellie Mae as a senior consultant and, later, as a member of the senior management team to help develop a sales and marketing strategy for a new division of the company focused on linking lenders and mortgage originators on a real-time basis, allowing the lender to immediately screen for loan attributes that met their purchase criteria. Prior to that, in 2000, Mr. Selitto founded DeepGreen Financial, an innovative web-based federal savings bank and mortgage company that grew to become one of the nation's most successful online home equity lenders, originating over $5 billion in home equity loans. From 1992 to 1999, he served as founder and Vice Chairman of Amerin Guaranty Corporation (now Radian Guaranty), a mortgage insurance company he helped grow to an 8% market share and a successful IPO. Mr. Selitto previously served as a Managing Director at First Chicago Corporation and PaineWebber Inc., and as a senior executive at Kidder, Peabody & Co., William R. Hough & Company, and the Florida Federal Savings and Loan Association. Mr. Selitto's position as President and Chief Executive Officer of the Company and his financial services industry and leadership experience led to a conclusion that it is appropriate that he continue to serve as a director.

Continuing Class I Directors — Term Expires in 2012

James O. Egan, 61, has served as a director since March 30, 2009. Mr. Egan served as a Managing Director of Investcorp International, Inc., an alternative asset management firm specializing in private equity, hedge fund offerings and real estate and technology investments, from 1998 through 2008. Mr. Egan was the partner-in-charge, M&A Practice, U.S. Northeast Region for KPMG LLP from 1997 to 1998 and served as the Senior Vice President and Chief Financial Officer of Riverwood International, Inc. from 1996 to 1997. Mr. Egan began his career with PricewaterhouseCoopers (formerly Coopers & Lybrand) in 1971 and served as partner from 1982 to 1996 and a member of the Board of Partners from 1995 to 1996. Mr. Egan possesses nearly forty years of business experience involving companies of varying sizes from start-ups to Fortune 500 public companies operating across numerous industries, including twenty-five years of public accounting experience having served as lead audit partner involved in the audits of annual financial statements of numerous public companies. He also has ten years of private equity experience working with portfolio companies in the US and Europe to create shareholder value. Mr. Egan's business, audit and private equity experience led to a conclusion that it is appropriate that he continue to serve as a director.

Allan Z. Loren, 71, has served as a director since June 10, 2009. Mr. Loren currently serves as an Executive Coach to chief executive officers. He served as both Chairman and Chief Executive Officer of Dun & Bradstreet from 2000 through 2004 and as Chairman in 2005. Prior to joining Dun & Bradstreet, he served as Executive Vice President and Chief Information Officer of American Express from 1994 to 2000, as President and Chief Executive Officer of Galileo International from 1991 to 1994, as President of Apple Computer USA from 1988 to 1990, and as Chief Information Officer of Apple Computer from 1987 to 1988. Mr. Loren was also the Chief Administrative Officer and Chief Information Officer of Cigna from 1979 to 1987 and 1971 to 1987, respectively. He currently serves on the Board of Trustees of Queens College, City University of New York as a director. Mr. Loren previously served on the board of directors of Fair Isaac Corporation, Hershey Foods, Reynolds & Reynolds, U.S. Cellular, and Venator Group (currently known as Foot Locker, Inc.) Mr. Loren's operational, technological, executive coaching and leadership experience, including experience leading transformational change, led to a conclusion that it is appropriate that he continue to serve as a director.

Gregory J. Parseghian, 49, has served as a director since June 10, 2009. Mr. Parseghian is currently a private investor and, from September 2007 through December 2008, served as Director of Research for Brahman Capital. He has substantial experience in the financial and mortgage industries, having served in executive positions at First Boston Corp., BlackRock Financial Management and Salomon Brothers from 1982 through 1995. In 1996, Mr. Parseghian became Chief Investment Officer of Freddie Mac and served in that position until June 2003 at which time he was promoted by Freddie Mac's board of directors to Chief Executive Officer. He currently serves on the board of directors of the Armenian Church Endowment Fund and The Langley School, both of which are non-profit organizations, and Everquest Financial, Ltd., a specialty finance holding company. Mr. Parseghian has had over twenty-five years of progressively increasing responsibility in the areas of investment banking, investment management and risk management. His background includes substantial involvement in the analysis, securitization and management of mortgage-backed securities. Mr. Parseghian's mortgage industry and risk management experience led to a conclusion that it is appropriate that he continue to serve as a director.

Directors Not Standing for Re-Election and Former Directors

The following member of the Board will not be standing for re-election at the Annual Meeting:

George J. Kilroy, 62, currently serves as a Class II director and as Executive Vice President, Fleet. Since 2001, Mr. Kilroy has been responsible for the management of the Company's vehicle fleet management services business, PHH Arval. From May 1997 to March 2001, Mr. Kilroy served as Senior Vice President, Business Development and was responsible for new client sales, client relations and marketing for PHH Arval's United States operations. Mr. Kilroy joined PHH Arval in 1976 as an Account Executive in the Truck and Equipment Division and has held positions of increasing responsibility, including head of Diversified Services and Financial Services.

The following former members of the Board served as directors during 2009:

Ann D. Logan, 55, served as a director from January 31, 2005, until April 1, 2010. Since July 2000, Ms. Logan has worked with various non-profit organizations. Ms. Logan was an Executive Vice President at the Federal National Mortgage Association ("Fannie Mae") from January 1993 to July 2000. Ms. Logan ran the single-family mortgage business at Fannie Mae from 1998 to 2000 and was the Chief Credit Officer from 1993 to 1998. From 1989 to 1993, Ms. Logan was a Senior Vice President in charge of Fannie Mae's Northeast Regional Office in Philadelphia. Prior to joining Fannie Mae, Ms. Logan was Assistant Vice President at Standard & Poor's Corporation in New York. From 1976 to 1980, Ms. Logan worked for the U.S. Senate Judiciary Committee and served as the Committee Staff Director in 1980.

Jonathan D. Mariner, 55, served as a director until December 31, 2009.

Terence W. Edwards, 54, served as a director until June 10, 2009.

A.B. Krongard, 73, served as a director and as our non-executive Chairman of the Board until June 10, 2009.

Francis J. Van Kirk, 61, served as a director until March 30, 2009.

Independence of the Board of Directors

Under the rules of the NYSE and the SEC, our Board is required to affirmatively determine which directors are independent and to disclose such determination in our annual report to stockholders and in our proxy statement for each annual meeting of stockholders. Our Board has reviewed each director's relationships with us in conjunction with our previously adopted categorical Independence Standards for Directors (the "Independence Standards") and Section 303A of the NYSE's Listed Company Manual (the "NYSE Listing Standards"). A copy of our categorical Independence Standards is available on our corporate website at www.phh.com under the heading "Investor Relations — Corporate Governance." A copy of our Independence Standards is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054. Based on the Board's review, our Board has affirmatively determined that each of our current non-employee directors and director nominees — Messrs. Brinkley, Egan, Loren, Parseghian and Wetzel and Ms. Reif — is independent within the meaning of our categorical Independence Standards and the NYSE Listing Standards and has no material relationship with us or any of our subsidiaries, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. Our Board has also determined that Messrs. Selitto and Kilroy, who serve as executive officers, are not independent directors. Accordingly, 75% of our incumbent directors, representing more than two-thirds of our incumbent directors as required by our Corporate Governance Guidelines, are independent. As noted above, the Board presently intends to appoint a new independent director to the Board to fill the vacancy created in Class III of the Board upon the election of Mr. Wetzel as a Class II director at the Annual Meeting. Following any such appointment of a new independent Class III director and in the absence of any additional changes in the composition of the Board, it is anticipated that 87.5% of the Board will be comprised of independent directors.

In evaluating Mr. Brinkley's independence, the Board reviewed and considered certain relationships and transactions involving Mr. Brinkley and affirmatively determined that Mr. Brinkley is an independent director within the meaning of the NYSE Listing Standards and our Independence Standards. The relationships and transactions involving Mr. Brinkley that were reviewed and considered by the Board are as follows:

Mr. Brinkley became Vice Chairman of Smith Barney's Global Private Client Group ("SBGPCG") following the acquisition by Citigroup Inc. ("Citigroup") of LMWW in December 2005. Mr. Brinkley served in such capacity until May 31, 2009, at which time, Citigroup and Morgan Stanley created a joint venture entity known as Morgan Stanley Smith Barney Holdings LLC ("MSSB Holdings") in which Citigroup holds a minority ownership interest and to which Citigroup contributed, among other things, the business of SBGPCG. Since May 31, 2009, Mr. Brinkley has served as Vice Chairman of the Morgan Stanley Smith Barney Global Wealth Management ("MSSBGWM") division of MSSB Holdings. The Company has no relationships with SBGPCG, MSSB Holdings or MSSBGWM. The Company has certain relationships with the Corporate and Investment Banking segment of Citigroup, including financial services, commercial banking and other transactions. Citigroup is a lender, along with various other lenders, in several of our credit facilities and vehicle management asset-backed debt. The fees paid to Citigroup, including interest expense, were approximately $20 million during the year ended December 31, 2009, representing less than 0.1% of Citigroup's consolidated revenues for the year ended December 31, 2009. Citigroup Global Markets, Inc. was a joint book-running manager for our offering of 4.00% Convertible Senior Notes due 2014 that closed on September 29, 2009. We used a portion of the net proceeds from the offering to reduce the principal balance under one of the credit facilities in which Citigroup is a lender. The Company's indebtedness to Citigroup was $103 million as of December 31, 2009, representing less than 0.1% of Citigroup's total consolidated assets as of December 31, 2009, and was made in the ordinary course of business upon terms, including interest rates and collateral, substantially the same as those prevailing at the time for comparable loans. Mr. Brinkley's son, Douglas Brinkley, is a principal at Colliers Pinkard, a member firm of Colliers, which provides certain lease management services to us. The fees paid to Colliers during 2009 were approximately $284,500, representing less than 0.1% of Colliers' global revenues.

Our Board had previously determined that the following former directors that served on the Board during 2009 were independent within the meaning of our categorical Independence Standards and the NYSE Listing Standards during their respective terms of service on the Board and had no material relationship with us or any of our subsidiaries, either directly or as a partner, stockholder or officer of an organization that had a relationship with us: Ann D. Logan, Jonathan Mariner, A.B. Krongard and Fran Van Kirk. Our Board had also previously determined that Mr. Terence W. Edwards, our former President and Chief Executive Officer who served on the Board during 2009, was not an independent director by virtue of his position as an executive officer of the Company.

COMMITTEES OF THE BOARD

The Board has a standing Audit Committee, Compensation Committee, Corporate Governance Committee, and Finance and Risk Management Committee. Each such committee consists solely of directors who have been affirmatively determined to be "independent" within the meaning of the NYSE Listing Standards and the Company's Independence Standards. In addition, the Board has a standing Executive Committee which may take certain actions on behalf of the Board when the Board is not in session.

Audit Committee

The Audit Committee assists our Board in the oversight of the integrity of our financial statements, our independent registered public accounting firm's qualifications and independence, the performance of our independent registered public accounting firm and our internal audit function, and our compliance with legal and regulatory requirements. The Audit Committee also oversees our corporate accounting and reporting practices by:

- meeting with our financial management and independent registered public accounting firm to review our financial statements, quarterly earnings releases and financial data;
- appointing and pre-approving all services provided by the independent registered public accounting firm that will audit our financial statements;
- reviewing the selection of the internal auditors that provide internal audit services;
- reviewing the scope, procedures and results of our audits; and
- evaluating our key financial and accounting personnel.

The Audit Committee is currently comprised of Messrs. Egan (Chair), Parseghian and Wetzel. Our Board has determined that Mr. Egan qualifies as an "audit committee financial expert" within the meaning of applicable SEC rules and is an independent director under the Independence Standards and the NYSE Listing Standards. During 2009, the Audit Committee met eight times and each incumbent member of the Audit Committee attended at least 75% of the meetings held by the Audit Committee during the period in which each such member served as a member of the Audit Committee.

The Audit Committee is a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee operates pursuant to a written charter that is available on our corporate website at www.phh.com under the heading "Investor Relations — Corporate Governance." A copy of the Audit Committee's charter is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

Compensation Committee

The Compensation Committee determines and approves all elements of compensation for our Chief Executive Officer and senior management; reviews and approves our compensation strategy, including the elements of total compensation for senior management; reviews and approves the annual bonus and long-term bonus incentive plans, and reviews and grants equity awards for our employees. The Compensation Committee also assists us in developing compensation and benefit strategies to attract, develop and retain qualified employees. See "Executive Compensation" for additional information regarding the process for the determination and consideration of executive compensation. The Compensation Committee is currently comprised of Messrs. Loren (Chair), Brinkley and Parseghian. During 2009, the Compensation Committee met fifteen times and each incumbent member of the Compensation Committee attended at least 75% of the meetings held by the Compensation Committee during the period in which each such member served as a member of the Compensation Committee.

The Compensation Committee operates pursuant to a written charter that is available on our corporate website at www.phh.com under the heading "Investor Relations — Corporate Governance." A copy of the Compensation Committee's charter is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

Corporate Governance Committee

The Corporate Governance Committee's responsibilities with respect to its governance function include considering matters of corporate governance and reviewing and revising our Corporate Governance Guidelines, Code of Business Conduct and Ethics for Directors and our Code of Conduct for employees and officers. The Corporate Governance Committee identifies, evaluates and recommends nominees for our Board for each annual meeting (see "Corporate Governance — Nomination Process and Qualifications for Director Nominees" below); evaluates the composition, organization and governance of our Board and its committees, and develops and recommends corporate governance principles and policies applicable to us. The Corporate Governance Committee is also responsible for reviewing and recommending to the Board the compensation of our non-employee directors. The Corporate Governance Committee is currently comprised of Messrs. Egan (Chair), Brinkley, Loren and Parseghian. During 2009, the Corporate Governance Committee met nine times and each incumbent member of the Corporate Governance Committee attended at least 75% of the meetings held by the Corporate Governance Committee during the period in which each such member served as a member of the Corporate Governance Committee.

The Corporate Governance Committee operates pursuant to a written charter that is available on our corporate website at www.phh.com under the heading "Investor Relations — Corporate Governance." A copy of the Corporate Governance Committee's charter is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

Finance and Risk Management Committee

The Finance and Risk Management Committee was formed on February 27, 2008 to assist our Board in fulfilling its oversight responsibilities with respect to the assessment of our overall capital structure and its impact on the generation of appropriate risk adjusted returns, as well as the existence, operation and effectiveness of our risk management programs, policies and practices. The Finance and Risk Management Committee is currently comprised of Messrs. Parseghian (Chair) and Wetzel and Ms. Reif. During 2009, the Finance and Risk Management Committee met seven times and each incumbent member of the Finance and Risk Management Committee attended at least 75% of the meetings held by the Finance and Risk Management Committee during the period in which each such member served as a member of the Finance and Risk Management Committee.

The Finance and Risk Management Committee operates pursuant to a written charter that is available on our corporate website at www.phh.com under the heading "Investor Relations — Corporate Governance." A copy of the Finance and Risk Management Committee's charter is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

Executive Committee

The Executive Committee may generally exercise all of the powers of our Board when the Board is not in session, including, subject to certain limitations, the power to authorize the issuance of stock, except that the Executive Committee has no power to alter, amend or repeal our by-laws or any resolution or resolutions of the Board, declare any dividend or make any other distribution to our stockholders, appoint any member of the Executive Committee or take any other action which legally may be taken only by the full Board. The Executive Committee is currently comprised of Messrs. Egan, Brinkley, Loren, Parseghian and Wetzel and Ms. Reif. During 2009, the Executive Committee did not meet.

CORPORATE GOVERNANCE

Board of Directors' Role in Risk Oversight

The business and affairs of the Company are managed under the direction of the Board in accordance with the Company's amended and restated by-laws. The role of the Board is one of oversight, including as to matters relating to risk management. The Company's management is responsible for managing the day-to-day operations and affairs of the Company, including the development and implementation of systems and processes to identify and monitor risks to the Company and policies and procedures to ensure that risks undertaken by the Company are consistent with the Company's business objectives and risk tolerances. To assist it in fulfilling its oversight function, including as to matters related to risk management, the Board has established four standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee, and the Finance and Risk Management Committee. Each standing committee regularly reports to the Board and is responsible for risk oversight in connection with actions taken by such committee consistent with the exercise of fiduciary duties by the directors serving on such committee.

The Audit Committee charter provides that the Audit Committee is responsible for discussing the Company's policies with respect to risk assessment and risk management, including the Company's major financial accounting and risk exposures and the steps management has undertaken to control them. Further, as part of the Company's periodic reporting process, management reviews with the Audit Committee the Company's disclosures contained in the Company's periodic reports filed with the SEC, including disclosure concerning the Company's risk factors.

The primary purpose of the Finance and Risk Management Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the assessment of the Company's overall capital structure and its impact on the generation of appropriate risk adjusted returns, as well as the existence, operation and effectiveness of the risk management programs, policies and practices of the Company, among other things. The Finance and Risk Management Committee regularly discusses with the Company's management, including, among others, the Chief Executive Officer, Chief Financial Officer and Treasurer, risks facing the Company and management's plans and initiatives undertaken to mitigate such risks.

Board Leadership Structure

Since 2005, our Chairman of the Board has been an independent, non-employee director. The Chairman of the Board is elected by a majority vote of the directors. Currently, James O. Egan serves as our non-executive Chairman of the Board, a position he has held since June 17, 2009. Mr. Egan has served as a director and as Chair of the Audit Committee of the Board since March 30, 2009. Mr. Egan has also served as Chair of the Corporate Governance Committee of the Board since June 17, 2009.

In his capacity as non-executive Chairman of the Board, Mr. Egan leads all meetings of our Board at which he is present, but does not serve as an employee or corporate officer. The non-executive Chairman of the Board serves on appropriate committees as requested by the Board, sets meeting schedules and agendas and manages information flow to the Board to assure appropriate understanding of, and discussion regarding matters of interest or concern to the Board. The non-executive Chairman of the Board also has such additional powers and performs such additional duties consistent with organizing and leading the actions of the Board as the Board may from time-to-time prescribe.

The decision to separate the positions of Chairman of the Board and Chief Executive Officer was made at the time the Company was spun-off from Cendant Corporation in early 2005. Although the Board does not currently have a policy requiring that the positions of Chairman of the Board and Chief Executive Officer be separated, the Board continues to believe that it is appropriate for the Chairman of the Board to be an independent, non-employee director to ensure that the Board operates independently of management in the fulfillment of its oversight function and that the matters presented for consideration by the Board and its committees reflect matters of key importance to the Company and it stockholders as determined by the independent directors.

Executive Sessions of Non-Management Directors

Executive sessions of non-management directors are held regularly by the Board and its Committees without management present to discuss the criteria upon which the performance of the Chief Executive Officer and other senior executives is based, the performance of the Chief Executive Officer and other senior executives against such criteria, the compensation of the Chief Executive Officer and other senior executives and any other relevant matters. Our Board has designated Mr. Egan, our non-executive Chairman of the Board and Chairman of the Corporate Governance Committee, as the presiding director of executive sessions of the non-management directors of the Board.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines to assist the Board in monitoring the effectiveness of decision-making, both at the Board and management levels and to enhance long-term stockholder value. The Corporate Governance Guidelines outline the following:

- the responsibilities of the Board;
- the composition of the Board, including the requirement that two-thirds of the directors be independent within the meaning of the NYSE Listing Standards;
- Director duties, tenure, retirement and succession;
- conduct of Board and Committee meetings; and
- the selection and evaluation of the Chief Executive Officer.

Our Corporate Governance Guidelines are available on our corporate website at www.phh.com under the heading "Investor Relations — Corporate Governance." A copy of our Corporate Governance Guidelines is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

Code of Business Conduct and Ethics for Directors

We are committed to conducting business in accordance with the highest standards of business ethics and complying with applicable laws, rules and regulations. In furtherance of this commitment, our Board promotes ethical behavior and has adopted a Code of Business Conduct and Ethics for Directors (the "Directors Code") that is applicable to all of our directors. The Directors Code provides, among other things:

- guidelines for directors with respect to what constitutes a conflict of interest between a director's private interests and interests of PHH;
- a set of standards that must be followed whenever we contemplate a business relationship between us and a director;
- restrictions on competition between our directors and PHH and the use of our confidential information by directors for their personal benefit; and
- disciplinary measures for violations of the Directors Code and any other applicable rules and regulations.

The Directors Code is available on our corporate website at www.phh.com under the heading "Investor Relations — Corporate Governance." We will post any amendments to the Directors Code, or waivers of its provisions, to our corporate website under the heading "Investor Relations — Corporate Governance." A copy of the Directors Code is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

Code of Conduct for Employees and Officers

Our Board has also adopted a Code of Conduct for employees and officers (the "Employees and Officers Code") that is applicable to all of our officers and employees, including our Chief Executive Officer and Chief Financial Officer. The Employees and Officers Code provides, among other things:

- guidelines for our officers and employees with respect to ethical handling of conflicts of interest, including examples of the most common types of conflicts of interest that should be avoided (e.g., receipt of improper personal benefits, having an ownership interest in other businesses that may compromise an officer's loyalty to us, obtaining outside employment with a competitor of ours, etc.);
- a set of standards to promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by us, including, for example, a specific requirement that all accounting records must be duly preserved and must accurately reflect our assets and liabilities;
- a requirement to comply with all applicable laws, rules and regulations;
- guidance promoting prompt internal communication of any suspected violations of the Employees and Officers Code to the appropriate person or persons identified in the Employees and Officers Code; and
- disciplinary measures for violations of the Employees and Officers Code and any other applicable rules and regulations.

The Employees and Officers Code is available on our corporate website at www.phh.com under the heading "Investor Relations — Corporate Governance." We will post any amendments to the Employees and Officers Code, or waivers of its provisions for any of our executive officers, to our corporate website under the heading "Investor Relations — Corporate Governance." A copy of the Employees and Officers Code is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

Nomination Process and Qualifications for Director Nominees

The Board has established certain procedures and criteria for the selection of nominees for election to our Board. In accordance with the Board's Corporate Governance Guidelines, the Board seeks members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. Pursuant to its charter, the Corporate Governance Committee is required to identify individuals qualified to become members of the Board, which shall be consistent with the Board's criteria for selecting new directors. The Corporate Governance Committee considers criteria such as diversity, age, skills and experience so as to enhance the Board's ability to oversee in the interest of our stockholders our affairs and business, including, when applicable, to enhance the ability of Committees of the Board to fulfill their duties and/or to satisfy any independence requirements imposed by law, regulation or NYSE requirement. The Corporate Governance Committee is also responsible for conducting a review of the credentials of individuals it wishes to recommend to the Board as a director nominee, recommending director nominees to the Board for submission for a stockholder vote at either an annual meeting of stockholders or at any special meeting of stockholders called for the purpose of electing directors, reviewing the suitability for continued service as a director of each Board member when his or her term expires and when he or she has a significant change in status, including but not limited to an employment change, and recommending whether such a director should be re-nominated to the Board or continue as a director.

Our amended and restated by-laws provide the procedure for stockholders to make director nominations either at any annual meeting of stockholders or at any special meeting of stockholders called for the purpose of electing directors. A stockholder who is both a stockholder of record on the date of notice as provided for in our amended and restated by-laws and on the record date for the determination of stockholders entitled to vote at such meeting and gives timely notice can nominate persons for election to our Board either for an annual meeting of stockholders or at any special meeting of stockholders called for the purpose of electing directors. The notice must be delivered to or mailed and received by the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054:

- in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 90th day prior to the date of such annual meeting and not later than the close of business on the later of the 60th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such annual meeting is first made, and

- in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was sent or public announcement of the date of the special meeting was made, whichever first occurs.

The stockholder's notice to our Corporate Secretary must be in writing and include the following information, as more fully described in Section 1.10 of our amended and restated by-laws:

(i) as to each person whom the stockholder proposes to nominate for election as a director (each, a "Proposed Nominee"):

- all information relating to the Proposed Nominee that would be required to be disclosed in connection with solicitations of proxies for election of the Proposed Nominee pursuant to Regulation 14A of the Exchange Act; and
- a statement of the background and qualifications of each such Proposed Nominee;

(ii) as to the stockholder giving the notice of any Proposed Nominee and any Stockholder Associated Person (as defined in the amended and restated by-laws):

- the class, series and number of all shares of stock or other securities of the Company or any affiliate of the Company (collectively, the "Company Securities"), if any, which are owned (beneficially or of record) by such stockholder, Proposed Nominee or Stockholder Associated Person, the date on which each such Company Security was acquired and the investment intent of such acquisition, and any short interest (including any opportunity to profit or share in any benefit from any decrease in the price of such stock or other security) in any Company Securities of any such person;
- the nominee holder for, and number of, any Company Securities owned beneficially but not of record by such stockholder, Proposed Nominee or Stockholder Associated Person;
- whether and the extent to which such stockholder, Proposed Nominee or Stockholder Associated Person, directly or indirectly, is subject to or during the last six months has engaged in any hedging, derivative or similar transactions with respect to any Company Securities; and
- any interest, direct or indirect, of such stockholder, Proposed Nominee or Stockholder Associated Person, in the Company or any affiliate of the Company, other than an interest arising from the ownership of Company Securities;

(iii) as to the stockholder giving the notice, any Stockholder Associated Person with an interest or ownership referred to in (ii) above, and any Proposed Nominee, the name and address of such stockholder, as they appear on the Company's stock ledger, and the current name and business address, if different, of each such Stockholder Associated Person and any Proposed Nominee;

(iv) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the Proposed Nominee(s) in its notice, and

(v) any other information relating to such stockholder that would be required to be disclosed in connection with solicitations of proxies for election of the Proposed Nominee pursuant to Regulation 14A of the Exchange Act.

Such notice must be accompanied by a written consent of each Proposed Nominee to be named as a nominee and to serve as a director if elected. No person shall be eligible for election as a director of the Company unless nominated in accordance with the procedures set forth in our amended and restated by-laws. If the chairman of the meeting determines that a nomination was not made in accordance with the above-described procedures, the chairman of the meeting shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded. No adjournment or postponement of a meeting of stockholders shall commence a new period for the giving of notice of a stockholder proposal under our amended and restated by-laws.

Communication with Non-Management Directors

In accordance with our Corporate Governance Guidelines, all stockholder and interested party communications to any director, the non-management directors as a group or the Board shall be forwarded to the attention of the Chair of the Corporate Governance Committee, c/o the Corporate Secretary, 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054. The Corporate Secretary shall review all such stockholder and interested party communications and discard those which (i) are not related to our business or governance of our Company, (ii) are commercial solicitations which are not relevant to the Board's responsibilities and duties, (iii) pose a threat to health or safety or (iv) the Chair of the Corporate Governance Committee has otherwise instructed the Corporate Secretary not to forward. The Corporate Secretary will then forward all relevant stockholder and interested party communications to the Chair of the Corporate Governance Committee for review and dissemination.

DIRECTOR COMPENSATION

Our non-employee directors compensation program is intended to align our non-employee directors' interests with those of our stockholders by providing for equity-based compensation, to focus our non-employee directors on sustainable value creation by restricting the sale of vested equity-based compensation until at least 200 days (and in some cases up to one year) after a non-employee director's Board service ceases, and to provide our non-employee directors with market-competitive compensation for their Board service. Members of our Board who are also our officers or employees do not receive any additional compensation for serving as a director.

The Corporate Governance Committee is responsible for reviewing and recommending to the Board the compensation of our non-employee directors. During 2009, the Corporate Governance Committee and the Compensation Committee jointly requested that the Compensation Committee's independent compensation consultant undertake an analysis of market-competitive director compensation levels and practices. Although the consultant's analysis determined that our non-employee director compensation program is below market-competitive median levels, the Corporate Governance Committee decided to defer any discussion of potential changes to the non-employee director compensation program until mid-2010.

The following table sets forth our non-employee director compensation schedule for 2009:

	Compensation
Annual Non-Executive Chairman of the Board Retainer	$170,000
Annual Non-Executive Board Member Retainer	120,000
New Director Equity Grant	60,000
Audit Committee Chair Retainer	20,000
Audit Committee Member Retainer	12,000
Compensation Committee Chair Retainer	15,000
Compensation Committee Member Retainer	10,000
Corporate Governance Committee Chair Retainer	9,000
Corporate Governance Committee Member Retainer	7,000
Finance and Risk Management Committee Chair Retainer	17,500
Finance and Risk Management Committee Member Retainer	11,000

At the end of the first calendar quarter following the date that a non-employee director first commences service as a member of the Board, such non-employee director is granted restricted stock units under the PHH Corporation Amended and Restated 2005 Equity and Incentive Plan (the "2005 Equity and Incentive Plan") with an aggregate grant date fair value of approximately $60,000 with cash being paid in lieu of any fractional restricted stock units. Each such restricted stock unit is immediately vested and non-forfeitable and represents the right to receive one share of the Company's common stock on the one year anniversary date following the date such director's service as a member of the Board terminates for any reason. During 2009, Messrs. Egan, Loren and Parseghian first commenced service on the Board.

With the exception of new director equity grants, non-employee director compensation is paid in arrears in four equal quarterly installments at the end of each calendar quarter (each payment date, a "Fee Payment Date") and is paid half in restricted stock units that are granted under our 2005 Equity and Incentive Plan (the "Director RSUs") and, unless deferred as described below, half in cash. Each Director RSU represents the right to receive one share of our common stock upon settlement of such Director RSU. Director RSUs are immediately vested and are settled in shares of our common stock one year after the director is no longer a member of the Board. Director RSUs may not be sold or otherwise transferred for value prior to the director's termination of service on the Board.

The number of Director RSUs granted to each non-employee director on each Fee Payment Date that is attributable to the portion of the compensation that is payable in the form of Director RSUs is determined by dividing one-half of the total dollar amount of compensation that is payable to each such non-employee director on such Fee Payment Date by the closing price of our common stock on the NYSE on such Fee Payment Date (or, if there was no trading of our common stock on the NYSE on such Fee Payment Date, the closing price of our common stock on the date last preceding such Fee Payment Date upon which our common stock was traded on the NYSE).

Fractional Director RSUs are not granted and any fractional portion resulting from the foregoing calculation is paid in cash or deferred as described below.

A non-employee director may elect to defer under the PHH Corporation Non-Employee Directors' Deferred Compensation Plan all or any portion of any compensation that would otherwise be paid to such non-employee director in cash. If deferred, a director is credited with additional Director RSUs with a fair market value on each applicable Fee Payment Date equal to the cash that such non-employee director has elected to defer in lieu of such cash. Director RSUs that are received pursuant to elective deferrals of fees that are otherwise payable in cash are immediately vested and are settled in shares of our common stock 200 days after the director is no longer a member of the Board.

We do not maintain a pension plan for non-employee directors. Non-employee directors did not receive any form of compensation for 2009 other than as described above.

Director Compensation Table

The following table sets forth the compensation paid to or earned by each of our current and former non-employee directors during 2009:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) [1]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
James W. Brinkley	69,695	69,613	—	—	—	—	139,308
James O. Egan [2]	69,830	129,686	—	—	—	—	199,516
A.B. Krongard [3]	44,571 [4]	44,440 [4]	—	—	—	—	89,011
Ann D. Logan [5]	78,050	77,950	—	—	—	—	156,000
Allan Z. Loren [6]	39,429	99,340	—	—	—	—	138,769
Jonathan D. Mariner [7]	72,510	72,413	—	—	—	—	144,923
Gregory J. Parseghian [8]	40,100	100,015	—	—	—	—	140,115
Deborah M. Reif [9]	—	—	—	—	—	—	—
Francis J. Van Kirk [10]	18,686	18,645	—	—	—	—	37,331
Carroll R. Wetzel, Jr. [11]	—	—	—	—	—	—	—

(1) The amounts shown in this column reflect the aggregate grant date fair value of awards to our non-employee directors of restricted stock units during 2009. See Note 17, "Stock-Based Compensation" in the Notes to Consolidated Financial Statements included in the 2009 Annual Report for the assumptions used in calculating our equity-based compensation expense. See also Footnote 4 below.

(2) Mr. Egan commenced service on the Board on March 30, 2009.

(3) Mr. Krongard served on the Board until June 10, 2009.

(4) During 2009, Mr. Krongard deferred $29,128.85 of the cash portion of his retainers pursuant to the Non-Employee Directors Deferred Compensation Plan and received 1,866 Director RSUs in lieu of such cash. The $29,128.85 that Mr. Krongard deferred in the form of Director RSUs is included in the "Fees Earned or Paid in Cash" column rather than the "Stock Awards" column under applicable SEC rules because such amount was earned in cash and then deferred into Director RSUs under the Non-Employee Directors' Deferred Compensation Plan.

(5) Ms. Logan served on the Board until April 1, 2010.

(6) Mr. Loren commenced service on the Board on June 10, 2009.

(7) Mr. Mariner served on the Board until December 31, 2009.

(8) Mr. Parseghian commenced service on the Board on June 10, 2009.

(9) Ms. Reif commenced service on the Board on April 1, 2010.

(10) Mr. Van Kirk served on the Board until March 30, 2009.

(11) Mr. Wetzel commenced service on the Board on January 1, 2010.

PROPOSAL 2 — TO RATIFY THE SELECTION OF DELOITTE & TOUCHE LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2010

The Audit Committee has appointed Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010. The submission of this matter for approval by stockholders is not legally required; however, the Board believes that such submission provides stockholders an opportunity to provide feedback to the Board on an important issue of corporate governance. If stockholders do not approve the selection of Deloitte & Touche LLP, the selection of such firm as our independent registered public accounting firm will be reconsidered. In the event that Deloitte & Touche LLP is unable to serve as independent registered public accounting firm for the fiscal year ending December 31, 2010 for any reason, the Audit Committee will appoint another independent registered public accounting firm. Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting, will be given an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions regarding the Company.

THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2010. UNLESS MARKED TO THE CONTRARY, PROXIES RECEIVED BY THE COMPANY WILL BE VOTED "FOR" THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2010.

AUDIT COMMITTEE REPORT

In connection with the preparation of the Company's consolidated financial statements for the year ended December 31, 2009, the Audit Committee:

- Reviewed and discussed the Company's audited consolidated financial statements with management;
- Discussed with the Company's independent registered public accounting firm, Deloitte & Touche LLP, the matters required to be discussed by Statement on Auditing Standards ("SAS") No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and
- Received the written disclosures and the letter from Deloitte & Touche LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the Audit Committee concerning independence, and has discussed with Deloitte & Touche LLP their independence.

Based upon these reviews and discussions, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, for filing with the Securities and Exchange Commission.

Date: March 31, 2010

Audit Committee of the Board of Directors

James O. Egan

Ann D. Logan

Carroll R. Wetzel, Jr.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our Audit Committee is responsible for pre-approving all audit services and permitted non-audit services, including the fees and terms thereof, to be performed for us and our subsidiaries by our independent registered public accounting firm, Deloitte & Touche LLP (the "Independent Auditor"). The Audit Committee has adopted a pre-approval policy and implemented procedures that provide that all engagements of our Independent Auditor are reviewed and pre-approved by the Audit Committee, except for such services that fall within the *de minimis* exception for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act that our Audit Committee approves prior to the completion of the audit. The pre-approval policy also permits the delegation of pre-approval authority to a member of the Audit Committee between meetings of the Audit Committee, and any such approvals are reviewed and ratified by the Audit Committee at its next scheduled meeting.

For the years ended December 31, 2009 and 2008, professional services were performed for us by our Independent Auditor pursuant to the oversight of our Audit Committee. Representatives of our Independent Auditor are expected to be present at the Annual Meeting, will be given an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions regarding the Company.

Set forth below are the fees billed to us by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates. All fees and services were approved in accordance with the Audit Committee's pre-approval policy.

Fees by Type	Year Ended December 31, 2009	Year Ended December 31, 2008
	(In millions)	
Audit fees	$5.1	$7.8
Audit-related fees	0.8	0.6
Tax fees	0.6	0.5
All other fees	0.0	0.0
Total	$6.5	$8.9

Audit Fees. Audit fees primarily related to the annual audits of the Consolidated Financial Statements included in our Annual Reports on Form 10-K and our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, the reviews of the Condensed Consolidated Financial Statements included in our Quarterly Reports on Form 10-Q and services provided in connection with regulatory and statutory filings.

Audit-Related Fees. Audit-related fees primarily related to audit fees for our employee benefit plans, comfort letters for registration statements and agreed upon procedures.

Tax Fees. Tax fees related to tax compliance, tax advice and tax planning.

All Other Fees. The aggregate fees billed for all other services during the years ended December 31, 2009 and 2008 were not significant and primarily related to software license fees.

EQUITY COMPENSATION PLAN INFORMATION

The table below presents information as of December 31, 2009:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options,Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders [1]	4,797,242	$18.53	3,869,705
Equity compensation plans not approved by security holders	—	—	—
Total	4,797,242 [2]	$18.53 [3]	3,869,705

(1) Equity compensation plans approved by security holders include the PHH Corporation Amended and Restated 2005 Equity and Incentive Plan that was approved by our stockholders on June 10, 2009. See also Note 17, "Stock-Based Compensation" in the Notes to the Consolidated Financial Statements included in the 2009 Annual Report for more information.

(2) Includes 1,932,445 restricted stock units and 2,864,797 stock options.

(3) Because there is no exercise price associated with restricted stock units, restricted stock units described in Footnote 2 above are not included in the weighted-average exercise price calculation.

COMPENSATION COMMITTEE REPORT

The Compensation Committee reviewed and discussed the Compensation Discussion and Analysis set forth below with management and, based on such review, recommended to the Board of Directors that the Compensation Discussion and Analysis set forth below be included in the Company's Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2009.

Date: April 19, 2010

Compensation Committee of the Board of Directors
Allan Z. Loren (Chair)
James W. Brinkley
Gregory J. Parseghian

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

PHH underwent significant change in 2009, with transitions in both the Board of Directors and the management team. Despite these transitions, the Company provided positive stockholder returns, including overall corporate profitability for the year. These changes were accompanied by changes to the executive compensation programs in 2009 (as well as 2010), as PHH continued its efforts to better align employee rewards with sustainable stockholder value creation. In preparation for 2009, the Compensation Committee authorized management to work with the Compensation Committee's independent compensation consultant to provide recommendations for a new long-term incentive plan. The Compensation Committee directed management to design a performance-based program that would provide regular equity grants to members of management, in order to better align executives' interests with those of the stockholders, and reward executives commensurate with sustainable stockholder value creation. This request was made in the context of the lack of long-term incentive grants in 2006 and 2007, and the nature of the 2008 grant. The Compensation Committee reviewed management's recommendations, and approved long-term incentive awards in February 2009 linked to profitability measures.

Following the 2009 annual meeting of stockholders, new members joined the Board of Directors and the Compensation Committee, and there was a change in the Chief Executive Officer position. Given these and other changes in the Board and management team over the last year, the Compensation Committee asked management to work with the Compensation Committee's independent compensation consultant to undertake a thoughtful, multi-phase approach to developing a new, integrated executive compensation program that is market-competitive, pay-for-performance driven, and aligned with PHH's achievement of its short-term and long-term strategic objectives and sustainable stockholder value creation. This approach consists of:

1. Designing a new Management Incentive Plan for 2010 that aligns rewards with achievement of PHH's key objectives, including the focus on achieving Core Earnings (Pre-Tax) (defined below), and the transformation objectives that will result in a reengineering of the Company's operations and organizational structure. The 2010 Management Incentive Plan has been adopted and is described more fully below.

2. Developing a new executive compensation philosophy that will be the underpinning of executive compensation decision-making. This philosophy will be aligned with sustainable stockholder value creation.

3. Designing a new, integrated executive compensation program for 2011, based on the executive compensation philosophy, PHH's key strategic objectives, including transformation, and leading market practices around compensation design and risk. The 2010 Management Incentive Plan is a bridge to the 2011 program.

4. Designing a new long-term incentive plan consistent with the integrated executive compensation program in the context of leading market practices around the linkage to sustainable stockholder value creation and risk management.

The Compensation Committee's 2009/2010 corporate governance, process and decision-making around executive compensation program design and payouts were made in explicit accordance with a focus on sustainable stockholder value creation.

Corporate Governance

Compensation Committee Oversight of Executive Compensation. The Compensation Committee of the Board of Directors underwent a change in 2009. The Compensation Committee was originally comprised of three independent, non-employee directors — Messrs. James Brinkley (Chair) and A.B. Krongard and Ms. Ann Logan. In June 2009, Mr. Allan Loren replaced Mr. Krongard on the Compensation Committee, and assumed the Chairmanship of the Compensation Committee from Mr. Brinkley. On April 1, 2010, Mr. Greg Parseghian replaced Ms. Logan on the Compensation Committee.

The Board of Directors has adopted a Compensation Committee charter which sets forth the purpose, composition, authority and responsibilities of the Compensation Committee. The Compensation Committee is currently reviewing its charter and may recommend to the Board that the Compensation Committee charter be revised to broaden the scope and authority of the Compensation Committee.

The changes in the Compensation Committee's membership have not affected its responsibility for overseeing PHH's executive compensation policies, including evaluating and approving the compensation of PHH's Named Executive Officers as listed in the "Summary Compensation Table" below. The Compensation Committee reviews and determines the base salary, annual and long-term incentive awards, equity awards and other compensation for each Named Executive Officer, including PHH's President and Chief Executive Officer, as well as other executive officers, and evaluates PHH's compensation policies. The Compensation Committee also has the authority to engage and retain executive compensation consultants to assist with such evaluations, and has, in fact, retained PricewaterhouseCoopers LLP ("PwC") as its independent consultant.

Role of Management in Executive Compensation Decisions. Generally, PHH's Chief Executive Officer makes recommendations to the Compensation Committee as it relates to the compensation of the Company's other executive officers. In addition, the Company's executive officers, including the Company's Chief Executive Officer, Chief Financial Officer and human resources personnel, may provide input and make proposals as requested by the

Compensation Committee regarding the design, operation, objectives and values of the various components of compensation in order to provide appropriate performance and retention incentives for key employees. These proposals may be made on the initiative of the Chief Executive Officer, the executive officers or upon the request of the Compensation Committee. The Compensation Committee makes the ultimate decisions relating to executive compensation design and payouts.

Executive Compensation Consultants. During 2009, the Compensation Committee retained PwC to assist it with the evaluation of the Company's executive compensation. PwC analyzed and provided comparative executive and director compensation data and compensation program design assistance for the Compensation Committee's consideration in evaluating and setting the compensation of the Named Executive Officers and the overall structure of the Company's compensation policies, as well as assistance with market-competitive data in connection with the Company's Chief Executive Officer search. The compensation services PwC provided to the Compensation Committee resulted in approximately $265,000 in fees paid to PwC during 2009. During 2009, upon prior approval, PwC also provided certain other consulting services to management. These additional services were provided by individuals different from those who work directly with the Compensation Committee. These additional services, which mainly related to corporate tax management/planning, internal audit outsourcing and other consulting services, resulted in payments to PwC of approximately $2,050,000 during 2009. The projects associated with many of these additional services have been completed, and it is expected that work during 2010 related to the remaining services will be about 15% of the amount paid to PwC during 2009 in respect of such services. The Compensation Committee believes that these other services, which are performed by PwC employees other than the PwC employees providing compensation consulting services to the Compensation Committee, do not compromise PwC's ability to provide the Compensation Committee with an independent perspective on executive compensation. The Compensation Committee has asked PwC to provide executive compensation consulting services to the Compensation Committee again in 2010.

Compensation Process

Executive Compensation Objectives. The primary objective of the Company's executive compensation policies, as overseen by the Compensation Committee, is to attract, retain and motivate qualified executive officers to manage the Company's business in order to maximize sustainable stockholder value creation within approved risk profiles. The Company's executive compensation policies are intended to facilitate the achievement of the Company's short-term and long-term business strategies through aligning compensation with performance by:

- providing base salaries and other compensation that are competitive and designed to attract and retain executive talent;
- rewarding executive performance through variable, at-risk compensation that is dependent upon meeting specified performance targets; and
- aligning the interests of the Company's executive officers with the interests of the Company's stockholders by providing equity-based compensation as a component of total compensation.

The Compensation Committee does not rely upon a fixed formula or specific numerical criteria in determining each Named Executive Officer's total compensation or the allocation of compensation among the various components of compensation described below. Moreover, the Compensation Committee does not have a specific policy for the allocation of compensation between short-term and long-term compensation or cash and equity compensation. Rather, the Compensation Committee exercises its business judgment in determining total compensation based upon the following criteria:

- the Company's short-term and long-term strategic objectives, financial and other performance criteria and individual performance goals;
- the competitive compensation levels for executive officers at companies in similar businesses and/or of similar size;
- the overall economic environment and industry conditions;
- unique circumstances impacting the Company and the Company's executive officers; and

- the recommendations of the Compensation Committee's independent executive compensation consultants.

Based upon its analysis of these criteria, the Compensation Committee determines each component of executive compensation (as discussed below) for the Named Executive Officers, taking into consideration the total compensation relative to Peer Group (as defined in "Benchmarking" below) and other market-competitive practice.

Benchmarking. The Compensation Committee believes that an understanding of market-competitive practices is a critical underpinning to making sound executive compensation decisions. In early 2009, the Compensation Committee conducted its annual review of the peer group which it uses to ensure that the Company is competitive in attracting and retaining executive talent. The peer group was revised at that time to reflect the turbulence in the capital markets, and the fact that many peer organizations were no longer independent, publicly-traded organizations. The revised peer group against which the Company benchmarked its executive compensation consisted of seven companies in similar businesses, including mortgage, leasing, and financial services companies with whom the Company competes for executive talent and/or investor capital. PHH's revenue approximated the 75th percentile of the peer group. The Compensation Committee will again review the peer group composition as part of the Company's overall executive compensation redesign for 2011.

The companies in the peer group are:

- Fidelity National Information Services, Inc.
- Flagstar Bancorp Inc.
- GATX Corp.
- MGIC Investment Corp.
- Radian Group, Inc.
- Ryder System, Inc.
- Wright Express Corp.

AMERCO and IndyMac Bancorp, Inc. were removed from the peer group.

The Compensation Committee asked PwC to also provide data from multiple national compensation databases (the "Survey Data") in order to assist in the compensation evaluation due to the unique nature of the Company's business units and the lack of peer companies with a similar business unit mix for comparison.

The Compensation Committee evaluated the base salary, short-term and long-term incentives and actual and target total compensation levels for the Peer Group and Survey Data, including the median and percentile ranges for each compensation component, for comparison with that of PHH's Named Executive Officers. The Compensation Committee determined that for 2009, total executive compensation for the Named Executive Officers should be targeted at or slightly above the median of the compensation of the Peer Group for above-average performance in order to be competitive with the compensation structure of the Peer Group and to attract and retain executive talent. The Compensation Committee will again review this compensation philosophy in connection with the Company's executive compensation program redesign for 2011 and may adjust these targets based upon how they advance sustainable stockholder value creation.

2009 Executive Compensation Program Design

Components of Executive Compensation. The primary components of the executive compensation arrangements for the Company's Named Executive Officers are base salaries, variable annual compensation programs and long-term incentive awards. In making its decisions for 2009, the Compensation Committee considered the turbulent nature of the economy, and the negative trend in share price in the overall capital markets.

Base Salaries. The Compensation Committee is responsible for determining the base salary of PHH's Chief Executive Officer and other Named Executive Officers, which includes the review and approval of annual adjustments to their base salaries. Base salaries are intended to provide a level of cash compensation that is externally competitive in relation to the responsibilities of the executive's position in order to attract and retain executive talent.

During 2009, the Compensation Committee evaluated salary levels based upon competitive compensation levels for companies in the Peer Group, as well as consideration of the nature of each executive officer's position and the contribution, achievement, experience and tenure of each executive officer. No market-based compensation adjustments were made to the compensation for the Named Executive Officers, due to the nature of the economy at the time, consistent with decisions made for the remainder of the organization's employees. The Company did, however, increase the base salary of Mark Danahy to $375,000 to reflect his promotion to Executive Vice President, Mortgage, and the base salary of Bill Brown to $330,000 to reflect a delayed increase.

The following table sets forth the annualized base salaries for the Named Executive Officers for 2009.

Name	Title	Annualized Base Salary for 2009
Jerome Selitto	President and Chief Executive Officer	$800,000 (1)
Terence W. Edwards	Former President and Chief Executive Officer	564,635 (2)
Sandra E. Bell	Executive Vice President and Chief Financial Officer	400,000
George J. Kilroy	Executive Vice President, Fleet	450,000
Mark R. Danahy	Executive Vice President, Mortgage	375,000 (3)
William F. Brown	Senior Vice President, General Counsel and Secretary	317,308 (4)

(1) Mr. Selitto was hired as President and Chief Executive Officer effective October 26, 2009. The actual amount of base salary paid to Mr. Selitto during 2009 was $138,462.

(2) Mr. Edwards' employment with the Company terminated effective September 11, 2009. The actual amount of base salary paid to Mr. Edwards during 2009 was $401,760.

(3) Effective January 1, 2009, Mr. Danahy's annual base salary was increased by $50,000 to $375,000.

(4) Effective June 1, 2009, Mr. Brown's annual base salary was increased by $30,000 to $330,000. The actual amount of base salary paid to Mr. Brown during 2009 was $317,308.

Variable Annual Cash Compensation Programs. In 2009, the Company's Named Executive Officers, other executive officers, and certain other employees were eligible for additional cash compensation through participation in the Company's annual management incentive plans for PHH Corporate, Mortgage and Fleet employees (collectively, the "MIPs") that are designed to motivate eligible recipients to achieve the Company's short-term objectives. Generally, each executive officer was eligible to receive an annual cash incentive payout calculated as a percentage of the executive officer's base salary and based upon the achievement of performance targets for consolidated results, operating segment results, individual executive officer performance and/or other performance targets established by the Compensation Committee in its discretion. In order to tie a greater percentage of each executive officer's compensation to the achievement of the Company's annual performance objectives, the target payout percentage of base salary increases as an executive officer's duties and responsibilities within the Company increase.

The Compensation Committee set the performance targets under the 2009 MIPs at levels that were considered to be challenging based on historical performance, industry and market conditions, and adjusted the targets to coincide with the Company's overall strategy, business plan and other factors. From 2005 through 2009, the Compensation Committee established the performance targets for the Named Executive Officers and all MIP eligible employees based on the pre-tax income after non-controlling interest ("PTIANI") for the Company's Mortgage and/or Fleet business units. In 2009, in order to reflect key initiatives by the Company towards achieving overall profitability in a challenging economic environment, other measures, such as cost per loan and general and administrative expense reduction metrics, were added to the performance targets. The diverse nature of the separate PHH business units was a driving factor in establishing MIPs for each business unit, and then combining that performance for corporate officers. That construct is evaluated for effectiveness each year, was revised in 2010 (as discussed below), and will again be under review in connection with the integrated executive compensation redesign for 2011.

During 2009, in consultation with management and PwC, the Compensation Committee approved the 2009 PHH Corporation Management Incentive Plan (the "2009 Corporate MIP"), the 2009 PHH Arval Management Incentive Plan (the "2009 Fleet MIP") and the 2009 PHH Mortgage Management Incentive Plan (the "2009 Mortgage MIP") (together, the "2009 MIPs") and established performance targets under each of the 2009 MIPs. The performance targets for the 2009 Fleet MIP and 2009 Mortgage MIP were based on PTIANI for the year ended December 31, 2009, for each of Fleet and Mortgage. In addition, Mortgage had additional operating expense goals related to creating sustainable underlying profitability, such as reducing production cost per loan, servicing cost per loan, and general and administrative expenses. Performance against the operating expense goals was considered necessary to overall Mortgage performance. The Mortgage operating expense goals were considered to be difficult to achieve since they represented an enhanced focus for the business.

Under the 2009 Mortgage MIP, achievement against the PTIANI goal for the combined Mortgage Production and Mortgage Servicing segments represented 50% of the potential incentive payout for a participant, with achievement of the operating expense metrics (production cost per loan, servicing cost per loan, and general and administrative cost reduction) representing the remaining 50% of the potential payout. Performance at target resulted in a payout of 100% of each participant's incentive opportunity. Performance at the "Outstanding" level for PTIANI would result in a payout of 200% of the PTIANI share of the incentive payout. Above-target performance for the operating expense metrics would not result in increased payouts, so that the maximum payout for any participant under the 2009 Mortgage MIP was 150% of target. Performance below target in either PTIANI or the operating expense metrics would result in no payout for that particular goal. Performance between the "Target" and "Outstanding" levels for PTIANI would result in an interpolated payout.

Consistent with prior years, performance achievement under the 2009 Fleet MIP was based on the attainment of a target level of PTIANI for the Fleet Management Services segment. Performance at target would result in a payout of 100% of target. The maximum payout that could be earned was 125% of the participant's target payout, upon achieving the "Outstanding" PTIANI goal. Performance below target would result in no payout. Performance between the "Target" and "Outstanding" levels would result in an interpolated payout.

The differences in payout leverage between the 2009 Mortgage MIP and 2009 Fleet MIP were reflective of the Compensation Committee's view of the potential variability in each business unit's performance. Performance achievement under the 2009 Corporate MIP was based 50% on the performance achievement under the 2009 Mortgage MIP and 50% on the performance achievement under the 2009 Fleet MIP. Participants in the 2009 Corporate MIP would receive a payout of 100% of their target payout percentage if both the Mortgage and Fleet business units achieved their target performance goals. If maximum performance were achieved under both the 2009 Mortgage MIP and 2009 Fleet MIP, the maximum performance that could be paid under the 2009 Corporate MIP was 137.5% of the participant's target payout percentage of base salary.

The table below sets forth the PTIANI performance goals for the Mortgage and Fleet businesses under the 2009 Mortgage MIP and 2009 Fleet MIP.

MIP Plan	Target	Target Performance	Outstanding Performance
2009 Mortgage MIP	PTIANI [1]	$136.2M	$272.4M
2009 Fleet MIP	PTIANI	$21.9M	$27.4M

(1) Payouts under the 2009 Mortgage MIP were based 50% on the achievement of the PTIANI target and 50% on the achievement of operating expense metrics.

Pursuant to the terms of the 2009 MIPs, in the event that the performance targets were achieved or exceeded, the participating Named Executive Officer would receive a cash payment in an amount equal to the Named Executive Officer's base salary multiplied by the target payout percentage for such Named Executive Officer multiplied by the percentage by which the performance target for such plan was met or exceeded. Given their respective responsibilities, the Named Executive Officers participated in the various MIP Plans as follows:

Name	Position	2009 Management Incentive Plan	Annual Incentive Target (as a percent of base salary)	Annual Incentive Payout Range (as a percent of base salary)
Jerome J. Selitto	President and Chief Executive Officer	N/A	N/A	N/A[1]
Terence W. Edwards	Former President and Chief Executive Officer	Corporate	100%	0-137.5%
Sandra E. Bell	Executive Vice President and Chief Financial Officer	Corporate	100%	0-137.5%
George J. Kilroy	Executive Vice President, Fleet	Corporate & Fleet	125%	0-165.625%
Mark R. Danahy	Executive Vice President, Mortgage	Mortgage	100%	0-150%
William F. Brown	Senior Vice President, General Counsel and Secretary	Corporate	50%	0-68.75%

(1) Pursuant to Mr. Selitto's employment agreement with the Company, Mr. Selitto is entitled to a *pro rata* bonus for 2009 based upon his employment with the Company during 2009, which bonus, if any, is payable in 2011 and will be based upon a 14-month period ending December 31, 2010.

In addition to his duties as the Executive Vice President, Fleet, Mr. Kilroy served as Acting Chief Executive Officer and President of PHH for part of 2009. Mr. Kilroy's incentive compensation was modified to include incentive payouts based 50% upon the 2009 Fleet MIP and 50% upon the 2009 Corporate MIP to reflect his overall corporate duties. Mr. Kilroy's target payout percentage for performance achievement under the 2009 Fleet MIP was 100% of base salary and under the 2009 Corporate MIP was 150% of base salary. His overall payout percentage for 2009 was 125% of base salary assuming a Target level of performance achievement under both the 2009 Fleet MIP and 2009 Corporate MIP, and a maximum payout percentage for 2009 of 165.625% of base salary assuming maximum performance achievement under both the 2009 Fleet MIP and 2009 Corporate MIP.

Variable Annual Long-Term Incentive Awards. The Compensation Committee administers the Company's 2005 Equity and Incentive Plan, which provides for equity-based awards, including restricted stock units ("RSUs") and options to purchase PHH common stock ("Stock Options"). The Compensation Committee considers equity-based awards to the Company's Named Executive Officers an appropriate and effective method of retaining key management employees and aligning their interests with the interests of the Company's stockholders. Eligibility for equity-based awards, the number of shares underlying each award and the terms and conditions of each award are determined by the Compensation Committee upon consultation with management and the Compensation Committee's independent compensation consultant.

On March 25, 2009, based on recommendations from management and the Compensation Committee's independent compensation consultant, the Compensation Committee changed the long-term incentive plan to move away from performance-accelerated RSUs to a mix of (1) premium-priced Stock Options, and (2) performance-vested RSUs, as described below, for its awards under the 2005 Equity and Incentive Plan to Messrs. Edwards, Kilroy, Danahy and Brown and Ms. Bell.

The Compensation Committee considered the impact on stockholders of the reduction in PHH's share price in the period preceding the long-term incentive grants. Although the share price decline was viewed as part of an overall capital markets decline, as well as due to short-term changes in the liquidity/capital markets, the Compensation Committee nevertheless decided that it was not appropriate to continue to provide the same long-term incentive fair value to executives as in the prior year, since that would require a more than doubling in the share usage, and resulting potential stockholder dilution. The Compensation Committee therefore decided to provide approximately one-half the fair value as in the prior year, even though the market-competitive data indicated that these long-term incentive grant values were below market levels.

Performance-vested RSUs. During 2009, the Compensation Committee granted performance-vested RSUs based on cumulative three-year PTIANI (pre-tax income after non-controlling interest) results. PTIANI was used as an appropriate measure of profitability, and therefore underlying stockholder value creation. The Compensation Committee utilized a three-year performance vesting schedule to align the program with multi-year sustainable value creation.

The following table sets forth the threshold, target and maximum number of shares issuable upon settlement of the performance-vested RSUs that were granted on March 25, 2009 (the "2009 Performance Units") to the Named Executive Officers employed by the Company on such date:

2009 Performance Unit Awards

Name	Grant Date	Threshold Number of Shares Issuable	Target Number of Shares Issuable	Maximum Number of Shares Issuable
Terence W. Edwards	3/25/2009	22,500	45,000	54,000
Sandra E. Bell.	3/25/2009	15,000	30,000	36,000
George J. Kilroy	3/25/2009	15,000	30,000	36,000
Mark R. Danahy	3/25/2009	15,000	30,000	36,000
William F. Brown	3/25/2009	8,361	16,722	20,066

Recipients of the 2009 Performance Units will earn shares of the Company's common stock pursuant to the awards in accordance with the percentage by which the Company attains or exceeds the minimum threshold amount of cumulative PHH PTIANI during the target measurement period of January 1, 2009 through December 31, 2011. The minimum threshold performance level required for a recipient of a 2009 Performance Unit to earn shares pursuant to such award is 50% of the target amount of cumulative PHH PTIANI during the target measurement period (in which case, such recipient will earn 50% of the target level of shares awarded). Recipients may not earn more than 120% of the target level of shares subject to the award. The Compensation Committee has the authority and discretion to exclude the impact of certain extraordinary or unusual accounting adjustments or income/expense items from the calculation of PTIANI during the target measurement period that, in the discretion of the Compensation Committee, are reasonably considered to be outside of the control of management. Provided the requisite minimum threshold of PTIANI is satisfied, the 2009 Performance Units will be settled, and shares earned will be issued, on or after January 1, 2012, and on or before April 30, 2012. Except to the extent that a 2009 Performance Unit is modified, no shares will be issued to any recipient of a 2009 Performance Unit whose employment terminates for any reason (other than for death or disability) before January 1, 2012. If a "change in control" of the Company (as defined in the 2005 Equity and Incentive Plan) occurs during the target measurement period, the performance conditions contained in the 2009 Performance Unit awards will be deemed to be fully achieved and shares will then be issued to recipients of the 2009 Performance Unit awards that are employed on the date of the "change in control."

Premium-priced Stock Options. Stock Options were added to the long-term incentive program during 2009 because the Compensation Committee believed that Stock Options are aligned with ultimate stockholder value creation — the increase in share price. The Compensation Committee further recognized that, at the time of the Stock Option grants, the Company's share price was artificially depressed by the capital markets turbulence. Therefore, the Compensation Committee approved Stock Option awards during 2009 with an exercise price that was 20% above the closing price of PHH's common stock on the date of grant in an effort to ensure that management would not receive value from the Stock Options merely from an overall increase in the equity capital markets.

On March 25, 2009, the Compensation Committee granted non-qualified stock options under the 2005 Equity and Incentive Plan (the "2009 Stock Options") to each of the Company's Named Executive Officers at an exercise price of $16.548 per share, representing a 20% premium to the closing price of the Company's common stock on the NYSE on March 25, 2009. Subject to continued employment and unless modified, the 2009 Stock Options vest ratably in three equal annual installments beginning March 25, 2010. If a "change in control" of the Company (as defined in the 2005 Equity and Incentive Plan) occurs during the vesting period, the vesting conditions contained in the 2009 Stock Option awards will be deemed to be fully satisfied as of the date of such "change in control" and the 2009 Stock Options held by persons that are employed by PHH on the date of such "change in control" will become immediately exercisable.

The following table sets forth the 2009 Stock Options that were granted on March 25, 2009, to the Named Executive Officers that were employed by the Company on such date:

2009 Stock Option Awards

Named Executive Officer	Grant Date	Number of Securities Underlying 2009 Stock Options	Grant Date Fair Value of 2009 Stock Options
Terence W. Edwards	3/25/2009	51,993	$339,514
Sandra E. Bell	3/25/2009	34,662	226,343
George J. Kilroy	3/25/2009	34,662	226,343
Mark R. Danahy	3/25/2009	34,662	226,343
William F. Brown	3/25/2009	19,320	126,160

Other Long-term Incentive Grants. PHH provided Mr. Selitto with a sign-on grant of 250,000 Stock Options upon his commencement of employment as Chief Executive Officer. These Stock Options vest ratably over three years, and are intended to provide Mr. Selitto with immediate alignment with stockholders and provide a focus on stockholder value creation. In order to create even greater stockholder alignment, PHH provided Mr. Selitto with a matching grant of one RSU for each share of PHH common stock purchased in the open market by Mr. Selitto during the first open trading window following commencement of his employment, or 17,500 RSUs. These RSUs vest one year following the grant date.

Under the terms of the 2008 long-term incentive grant of service vested RSUs with vesting acceleration based on achievement of performance metrics established by the Compensation Committee (the "2008 RSUs"), the Compensation Committee set the required annual performance metric that is used to determine whether one-third of the grant would be subject to vesting acceleration for each of 2008, 2009, and 2010. In 2009, the Compensation Committee approved the achievement of the vesting acceleration performance metric for 2008. In 2009, the Compensation Committee also set the vesting acceleration performance metric for the 2009 performance period, and used the same PTIANI (pre-tax income after non-controlling interest) goals that it used for the 2009 MIPs. On February 25, 2010, the Compensation Committee approved the achievement of the vesting acceleration performance metric for 2009.

Consistent with the Compensation Committee's focus on earnings on an ongoing basis and consistent with the Compensation Committee's commitment to stockholders, the Compensation Committee set the 2010 vesting acceleration performance metric for the 2008 RSUs based on Core Earnings (Pre-Tax). Core Earnings (Pre-Tax) is based on pre-tax income after non-controlling interest adjusted for the effects of the following special items: (a) the pre-tax change in the fair value of mortgage servicing rights due to changes in market inputs or assumptions used in the valuation model and (b) the pre-tax change in the fair value of mortgage service rights primarily due to changes in estimated portfolio delinquencies and foreclosures. Any 2008 RSUs for which the vesting has not been accelerated following the conclusion of the 2010 performance period will vest ratably in 2012 and 2013 subject to the employee's continued employment with the Company throughout such period, with the exception of Mr. Edwards, whose unvested 2008 RSUs will become fully vested at the end of his two year severance period notwithstanding that he is no longer an employee of the Company. The Compensation Committee has asked management to work with the independent consultant to review the long-term incentive plan and make recommendations for potential terms and levels for 2010 and 2011.

2010 Executive Compensation Decision-making

Base Salaries. During 2010, the Compensation Committee evaluated salary levels based upon market-competitive compensation levels, as well as consideration of the nature of each executive officer's position and the contribution, achievement, experience and tenure of each executive officer. No market-based or other compensation adjustments were made to the compensation for the Named Executive Officers, consistent with decisions made for the remainder of the organization's employees.

2009 Management Incentive Plan. The Compensation Committee reviewed the unadjusted PTIANI (pre-tax income after non-controlling interest) results for 2009, and potential adjustments to those results for extraordinary items, given the unusual economic and capital markets turbulence, as well as the changes in the composition of the Board of Directors and management team. In reviewing adjustments to performance against goals, the Compensation Committee utilized the principle that management is accountable for the Company's operations, and therefore decisions related to those operations. As a result, the Compensation Committee applied negative discretion to reduce Mortgage PTIANI and Fleet PTIANI results to account for various items that had not originally been included, but that the Compensation Committee viewed as within management's operational and strategic responsibility. Mortgage PTIANI performance therefore was adjusted downward to $195.7 million and Fleet PTIANI performance was similarly adjusted downward to $26.6 million. The Compensation Committee further determined that the Mortgage business met all of its operating cost metrics. This resulted in calculated performance achievements of 121.8% of Target under the 2009 Mortgage MIP, 121.5% of Target under the 2009 Fleet MIP, and 121.7% of Target under the 2009 Corporate MIP. Applying the formula resulted in MIP payouts to the Named Executive Officers of $687,160 for Mr. Edwards, $486,800 for Ms. Bell, $684,113 for Mr. Kilroy, $456,750 for Mr. Danahy, and $200,805 for Mr. Brown.

2010 Management Incentive Plan. PHH is revising its executive and broad-based compensation programs to better align rewards with the Company's strategic objectives and its transformation, and increase the culture of responsibility and risk management. The 2010 Management Incentive Plan was designed to begin this tighter pay-for-performance alignment and culture change, as well as focus management on PHH's key objectives. The 2010 Management Incentive Plan requires the Company to meet its Core Earnings (Pre-Tax) plan to fund any payouts for participants in order to focus all participants on ultimate stockholder value creation. Under the 2010 Management Incentive Plan, executive officers and other participants are generally required to meet individual objectives, with payouts reduced for non-achievement. Senior executives have Core Earnings (Pre-Tax) and transformation objectives included in the individual objectives to reinforce the team alignment on meeting the Company's key objectives. Additionally, each senior executive, as appropriate, has growth, risk management and talent management goals, to focus them on creating sustainable stockholder value creation. Payouts are aligned with meeting the budgeted plan, which is considered by the management team to consist of aggressive goals, based on expected changes in the mortgage industry. Performance of 100% to 115% of plan will result in payouts of up to 125% of target incentive; performance of 115% to 125% of plan will result in payouts of up to 150% of target incentive. This enhanced leverage is considered appropriate given the desire to incentivize management to reach these difficult to achieve performance levels. The Compensation Committee, in recognition of the difficulty of achieving plan, also agreed to consider payouts of 50% of target for meeting 90% of plan, and 75% of target for meeting 95% of plan. The Management Incentive Plan will be further reviewed for potential changes in 2011 as part of the overall executive compensation program redesign.

Long-Term Incentive Awards. Since the Compensation Committee has asked management to develop recommendations for an integrated executive compensation program, the Compensation Committee has determined that the nature and amount of long-term incentive awards in 2010 should be made only after the Compensation Committee has agreed upon the new executive compensation philosophy and program.

Retirement Benefits

Messrs. Edwards, Kilroy and Brown are participants in defined benefit plans that were available to all of the Company's employees prior to the spin-off of the Company in 2005, including the PHH Corporation Pension Plan (the "PHH Pension Plan") and PHH Corporation Retiree Medical Plan (the "PHH Retiree Medical Plan") (collectively, the "Retirement Plans"). The benefits payable under these plans have been frozen for the Named Executive Officers and the other plan participants. See "— Pension Benefits" for more information regarding benefits available to the Named Executive Officers under these plans. In addition, all of the Company's Named Executive Officers participate in the PHH Corporation Employee Savings Plan (the "PHH Savings Plan") on the same basis as other employees. The PHH Savings Plan is a tax-qualified retirement savings plan that provides for employee contributions made on a pre-tax basis and matching contributions based on a portion of the employee's compensation contributed to the PHH Savings Plan up to the statutory limit. The matching contribution percentage under the PHH Savings Plan was reduced effective January 1, 2009, from 6% to 4% of the employee's compensation contributed to the PHH Savings Plan up to the statutory limit. See "All Other Compensation" in Footnote 7 under "— Summary Compensation Table" for more information regarding matching contributions to the PHH Savings Plan made on behalf of each Named Executive Officer.

Perquisites and Other Compensation

The Company provides only a limited number of perquisites to its Named Executive Officers. The Company's Named Executive Officers generally are provided with or have use of company vehicles, financial planning services and tax reimbursements on the foregoing perquisites. In addition, Mr. Kilroy received fuel costs and tax reimbursements for his company vehicle. Considering PHH's fleet management business, the provision of vehicles to senior executives is considered an appropriate perquisite; regardless, the Compensation Committee will be reviewing the appropriateness of these perquisites as part of PHH's executive compensation program on an ongoing basis.

During 2009, in connection with Ms. Bell's relocation as a term of her employment, the Company provided Ms. Bell a relocation allowance and reimbursed Ms. Bell or paid on Ms. Bell's behalf relocation related expenses for transportation, parking, lodging, home purchase closing costs, and moving and storage expenses attributable to the transport of Ms. Bell's household goods. The Company also paid on Ms. Bell's behalf a down payment on her new residence, and arranged for the purchase and subsequent resale of Ms. Bell's former residence at a loss to the Company, which loss represented imputed income to Ms. Bell. The Company also provided Ms. Bell a tax gross-up for each of the foregoing relocation related benefits. Ms. Bell's aggregate relocation related benefits of $677,859 and tax gross-up payments of $424,202 in respect of Ms. Bell's relocation related benefits were partly attributable to the severely depressed state of the housing market at the time of Ms. Bell's relocation and a desire to conclude Ms. Bell's relocation as expeditiously as practicable. During 2009, in connection with Mr. Selitto's relocation as a term of his employment, the Company reimbursed Mr. Selitto or paid on Mr. Selitto's behalf $7,698 in expenses for transportation, parking, and lodging. See "— Summary Compensation Table" below for further information concerning Ms. Bell's relocation related benefits and tax gross-up payments.

Change in Control and Other Severance Arrangements

The Company maintains a general severance program for its executives and other employees. In 2009, a number of PHH executives and other employees, including Ms. Bell and Messrs. Kilroy, Danahy and Brown, were subject to special severance agreements. Those agreements expired by their terms as of December 31, 2009, and the Compensation Committee determined not to renew such agreements. As a result, except for Mr. Selitto, whose employment agreement contains severance provisions, no employee has a special severance agreement. Under the 2005 Equity and Incentive Plan, unvested equity-based awards generally will become fully and immediately vested and, in the case of stock options, exercisable, upon the occurrence of a change in control transaction (as defined in the 2005 Equity and Incentive Plan). See "— Potential Payments upon Termination of Employment or Change in Control" below for additional information regarding payments in the event of a change in control or other termination of employment for each Named Executive Officer. The Company currently is working with the Compensation Committee's independent compensation consultant to determine whether an executive severance program is consistent with stockholder value creation, and if so, appropriate market-competitive practice related to such severance.

During 2009, PHH entered into a Transition Services and Separation Agreement, as amended, with Mr. Edwards in connection with his separation of employment (the "Edwards Separation Agreement"). The Edwards Separation Agreement includes non-competition and other restrictive covenants, including a list of competitors with whom Mr. Edwards may not be associated during the non-competition period, and provisions requiring Mr. Edwards to assist in the transition to a new Chief Executive Officer given Mr. Edwards' institutional knowledge of PHH, its business strategies, and the markets in which the Company operates. As consideration for the foregoing covenants and in light of Mr. Edwards' dedicated service to the Company, the Edwards Separation Agreement provides for severance payments to Mr. Edwards in the form of salary continuance for two years, the modification and continued vesting of Mr. Edwards' unvested equity-based compensation awards, which was intended to align his long-term interests with those of PHH's stockholders, and certain other benefits. See "— Summary Compensation Table" and "— Grants of Plan-Based Awards" below for further information concerning the modification of Mr. Edwards' unvested equity-based compensation awards. See "— Outstanding Equity Awards at Fiscal Year-End" below for further information concerning Mr. Edwards' outstanding equity-based compensation awards as of December 31, 2009. See "— Potential Payments Upon Termination of Employment or Change in Control" below for further information concerning Mr. Edwards' severance related benefits.

Mr. Selitto's Employment Agreement

In October 2009, PHH hired a new President and Chief Executive Officer, Mr. Jerry Selitto. Mr. Selitto's compensation package was designed to attract Mr. Selitto to the Company and to be performance-driven, linked to sustainable stockholder value creation and market-competitive. As a result, a substantial part of Mr. Selitto's pay mix includes performance-based cash and equity compensation. Under Mr. Selitto's employment agreement (the "Selitto Employment Agreement"), Mr. Selitto is subject to non-competition, non-solicitation, confidentiality, non-disparagement and certain other restrictive covenants and is entitled (i) to a minimum annual base salary of $800,000, (ii) to participate in the PHH Corporation Management Incentive Plan, (iii) to be granted 250,000 Stock Options (which grant was made on October 26, 2009, with vesting to occur in three equal annual installments beginning October 26, 2010), (iv) to be granted up to 50,000 RSUs based on the number of shares of PHH common stock purchased by Mr. Selitto during the first open window trading period after October 26, 2009 (which grant was made on December 21, 2009, in the amount of 17,500 RSUs that vest on December 21, 2010), (v) to be eligible to receive annual equity incentive grants as determined in the discretion of the Compensation Committee, and (vi) to receive certain other fringe, relocation and, under certain circumstances, severance related benefits. See "— Potential Payments Upon Termination of Employment or Change in Control" below for further information concerning Mr. Selitto's severance related benefits.

Deductibility of Executive Compensation

In accordance with Section 162(m) of the Internal Revenue Code, the deductibility for federal corporate income tax purposes of compensation paid to certain of the Company's executive officers in excess of $1 million in any year may be restricted. The Compensation Committee believes that it is in the best interests of the Company's stockholders to comply with such tax law, while still maintaining the goals of the Company's compensation programs. Accordingly, where it is deemed necessary and in the Company's best interests to attract and retain the best possible executive talent and to motivate such executives to achieve the goals inherent in the Company's business strategy, the Compensation Committee may approve compensation to executive officers that may exceed the limits of deductibility imposed by Section 162(m). The 2010 Management Incentive Plan has been specifically designed, approved and implemented for compliance with Section 162(m).

Compensation Risk Assessment

The Company's management, with the assistance of the Compensation Committee's independent consultant, conducted a risk assessment of the Company's compensation programs, to determine whether such programs are reasonably likely to have a material adverse effect on the Company. The risk assessment determined that the Company's compensation programs do not encourage excessive or unnecessary risk-taking and are not reasonably likely to have a material adverse effect on the Company. While risk-taking is a necessary part of growing a business, the Compensation Committee has focused on aligning PHH's compensation policies with the long-term interests of PHH and avoiding short-term rewards for management decisions that could pose long-term risks to PHH, as follows:

- Limits on MIP awards. MIP awards are capped at 150% of an executive's target award to protect against disproportionately large short-term incentives, and the Compensation Committee has discretion in determining reductions in the size of MIP awards based on those factors it deems appropriate, including whether an executive has caused PHH to incur unnecessary or excessive risk. Further, senior executive officers have specific risk components embedded in their individual objectives.
- Use of Long-Term Incentive Compensation. Equity-based long-term incentive compensation that vests over a period of years, including awards with performance objectives, is a key component of senior executive compensation. This vesting period encourages PHH's executives to focus on sustaining PHH's long-term performance.
- Multi-Level Review and Oversight. PHH has multi-level review and oversight, as well as underwriting and other controls for direct mortgage origination positions, in order to mitigate the possibility of employees receiving rewards for engaging in short-term, unsustainable performance decisions.

In sum, the Company's compensation programs are structured so that a considerable amount of wealth of the Company's executives is tied to the long-term health of PHH which encourages risk oversight. The compensation programs avoid the type of disproportionately large short-term incentives that could encourage executives and other employees to take risks that may not be in PHH's long-term interests, explicitly include risk management in the individual objectives of executives and other key employees to align them with incentive payouts, and provide incentives to manage for long-term performance. The Compensation Committee believes this combination of factors encourages the Company's executives and other employees to manage PHH in a prudent manner.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is currently comprised of Messrs. Loren, Brinkley and Parseghian. During 2009, Mr. Krongard and Ms. Logan served on the Compensation Committee during their respective service on the Board. Throughout 2009, the Compensation Committee consisted entirely of "outside directors" within the meaning of the regulations under Section 162(m) of the Internal Revenue Code of 1986, as amended, "non-employee directors" under SEC Rule 16b-3, and "independent" directors as affirmatively determined by the Board pursuant to the NYSE Listing Standards and the Company's categorical Independence Standards. The current members of the Compensation Committee are the individuals named as signatories to the Compensation Committee Report set forth above under "Compensation Committee Report." None of the individuals that served on the Compensation Committee during 2009 and none of the current members of the Compensation Committee are former officers or employees of the Company.

SUMMARY COMPENSATION TABLE

The information below sets forth the compensation of our current and former Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers for the year ended December 31, 2009 (collectively referred to as our "Named Executive Officers"). The form and amount of the compensation paid or to be paid to our Named Executive Officers for the year ended December 31, 2009 was determined by the Compensation Committee of our Board. The amounts included in the "Stock Awards," "Option Awards" and "Total" columns in the table below have been restated from prior years in accordance with recent SEC rule changes. Specifically, the amounts reported in the "Stock Awards" and "Option Awards" columns now reflect the aggregate grant date fair value of equity-based compensation awards made during a given year, as opposed to the amount of equity-based compensation expense recognized by us during such year, and the amounts in the "Total" column have been correspondingly adjusted. Accordingly, the amounts in the "Stock Awards," "Option Awards" and "Total" columns are not comparable to amounts reported in prior fiscal years.

Name and Principal Position(s)	Year	Salary ($) (1)	Bonus ($) (2)	Stock Awards ($) (3)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation ($) (5)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) (6)	All Other Compensation ($) (7)	Total ($)
Jerome J. Selitto	2009	138,462	—	251,650	2,185,000	—	—	20,328	2,595,440
President and Chief	2008	—	—	—	—	—	—	—	—
Executive Officer	2007	—	—	—	—	—	—	—	—
Terence W. Edwards	2009	401,760	—	1,625,487	1,069,245	687,161	12,719	60,985	3,857,357
Former President and Chief	2008	564,635	—	901,743	—	321,842	30,494	67,045	1,885,759
Executive Officer	2007	564,635	—	—	—	—	2,544	48,940	616,119
Sandra E. Bell	2009	400,000	—	206,850	226,343	486,800	—	1,137,957	2,457,950
Executive Vice President and	2008	87,671	87,671	—	206,000	—	—	32,288	413,630
Chief Financial Officer	2007	—	—	—	—	—	—	—	—
George J. Kilroy	2009	450,000	—	206,850	226,343	684,113	44,836	36,653	1,648,795
Executive Vice President, Fleet	2008	450,000	—	739,237	—	513,000	45,397	36,130	1,783,764
	2007	450,000	—	—	—	521,550	—	27,568	999,118
Mark R. Danahy	2009	374,423	122,132	206,850	226,343	456,750	—	48,662	1,435,160
Executive Vice President,	2008	325,000	—	505,958	—	—	—	48,723	879,681
Mortgage	2007	325,000	—	—	—	—	—	40,026	365,026
William F. Brown	2009	317,308	37,500	115,298	126,160	200,805	19,198	56,489	872,758
Senior Vice President, General	2008	300,000	—	654,894	—	85,500	12,650	61,706	1,114,750
Counsel and Secretary	2007	300,000	150,000	—	118,564	—	—	42,396	610,960

(1) There were no increases in annual salary for the Named Executive Officers in 2007 or 2008. For Mr. Selitto and Mr. Edwards, amounts in this column for 2009 represent the salary paid to such persons during the period of their respective employment during 2009. For Ms. Bell, amounts in this column for 2008 represent the salary paid during the period of her employment during 2008.

(2) For Ms. Bell, amounts in this column reflect a bonus for 2008 service equal to one times her base salary, prorated based on the start date of her employment. Ms. Bell's prorated bonus for 2008 was paid in the first quarter of 2009. For Messrs. Danahy and Brown, amounts in this column for 2009 reflect discretionary bonuses that were awarded and paid in the first quarter of 2009 in respect of 2008 performance. During 2007, we entered into retention agreements with certain executive officers, including Mr. Brown, that provided for retention payments equal to each person's respective MIP target payout level for 2007 payable on the earlier of the closing of a proposed acquisition of the Company by General Electric Capital Corporation (the "Merger") or December 31, 2007. Because the retention payment was earned as of December 31, 2007, Mr. Brown's $150,000 retention payment has been reflected as a 2007 bonus notwithstanding that Mr. Brown actually received such retention payment during the first quarter of 2008.

(3) The amounts shown in this column reflect the aggregate grant date fair value of equity-based compensation awards to our Named Executive Officers, or modifications of outstanding awards previously made to our Named Executive Officers, in the form of common stock or restricted stock units. Of the $1,625,487 included in this column for 2009 for Mr. Edwards, $1,315,212 represents the incremental grant date fair value attributable to the modification during 2009 of restricted stock unit awards that were initially made prior to or during 2009. There were no initial grants of equity-based compensation made to our Named Executive Officers during 2007. See "— Grants of Plan-Based

Awards" for more information regarding equity-based compensation awards made during 2009, as well as modifications during 2009 of equity-based compensation awards made prior to or during 2009. See "— Outstanding Equity Awards at Fiscal Year-End" for more information regarding outstanding awards of equity-based compensation as of December 31, 2009. See also Note 17, "Stock-Based Compensation" in the Notes to Consolidated Financial Statements included in the 2009 Annual Report for more information, including the assumptions used in calculating grant date fair value of equity-based compensation awards. During 2008, Messrs. Edwards, Kilroy, Danahy and Brown forfeited restricted stock units representing 29,540, 29,540, 16,247 and 10,339 shares, respectively.

(4) The amounts shown in this column reflect the aggregate grant date fair value of equity-based compensation awards to our Named Executive Officers, or modifications of outstanding awards previously made to our Named Executive Officers, in the form of stock options. Of the $1,069,245 included in this column for 2009 for Mr. Edwards, $729,730 represents the incremental grant date fair value attributable to the modification during 2009 of stock option awards that were initially made prior to 2007. The $118,564 included in this column for 2007 for Mr. Brown represents the incremental grant date fair value attributable to the modification during 2007 of stock option awards that were made prior to or during 2007. There were no initial grants of equity-based compensation made to our Named Executive Officers in 2007. See "— Grants of Plan-Based Awards" for more information regarding equity-based compensation awards made during 2009, as well as modifications during 2009 of equity-based compensation awards made prior to or during 2009. See "— Outstanding Equity Awards at Fiscal Year-End" for more information regarding outstanding awards of equity-based compensation as of December 31, 2009. See also Note 17, "Stock-Based Compensation" in the Notes to Consolidated Financial Statements included in the 2009 Annual Report for more information, including the assumptions used in calculating grant date fair value of equity-based compensation awards.

(5) For 2009, Messrs. Edwards and Brown were participants in the 2009 Corporate MIP and Mr. Danahy was a participant in the 2009 Mortgage MIP. Mr. Kilroy's 2009 MIP award was based 50% on the performance achievement under the 2009 Corporate MIP and 50% on the performance achievement under the 2009 Fleet MIP. The performance target for the 2009 Fleet MIP was based on PTIANI for PHH Arval. The performance target for the 2009 Mortgage MIP was based 50% on PTIANI for PHH Mortgage and 50% on the achievement of certain operating expense metrics. The performance target for the 2009 Corporate MIP was based 50% on the performance achieved under the 2009 Fleet MIP and 50% on the performance achieved under the 2009 Mortgage MIP. Based on the results of PHH Arval and PHH Mortgage for 2009 and the achievement by PHH Mortgage of its operating expense metric performance goals, the Compensation Committee determined that the performance target for the 2009 Mortgage MIP was exceeded and the performance target for the 2009 Fleet MIP was exceeded. As a result, Mr. Kilroy received a 2009 MIP payment of $684,113 representing 121.5% of target and Mr. Danahy received a payment under the 2009 Mortgage MIP of $456,750 representing 121.8% of target. Messrs. Edwards and Brown and Ms. Bell received payments under the 2009 Corporate MIP of $687,161, $200,805, and $486,800, respectively, representing 121.7% of target. For 2008, Messrs. Edwards and Brown were participants in the 2008 Corporate MIP, and Messrs. Kilroy and Danahy were participants in the 2008 Fleet MIP and 2008 Mortgage MIP, respectively. The performance targets for the 2008 Fleet MIP and 2008 Mortgage MIP were based on the pre-tax income after minority interest for PHH Arval and PHH Mortgage, respectively. The performance target for the 2008 Corporate MIP was based 50% on the performance achieved under the 2008 Fleet MIP and 50% on the performance achieved under the 2008 Mortgage MIP. Based on the results of PHH Arval and PHH Mortgage for 2008, the Compensation Committee determined that the performance target for the 2008 Mortgage MIP was not achieved and the performance target for the 2008 Fleet MIP was exceeded. As a result, Mr. Danahy did not receive any payment under the 2008 Mortgage MIP, and Mr. Kilroy received payment under the 2008 Fleet MIP in the amount of $513,000. Messrs. Edwards and Brown received a partial payment under the 2008 Corporate MIP based upon the performance achieved under the 2008 Fleet MIP. During 2007, as a result of the announcement of the proposed Merger, the Compensation Committee did not approve a MIP for PHH Corporation and Messrs. Edwards and Brown did not receive any MIP awards for 2007, however, Mr. Brown was awarded a retention bonus during 2007, which was paid in the first quarter of 2008, of $150,000 representing an amount equal to Mr. Brown's MIP target payout level at that time. See "— Compensation Discussion and Analysis — 2009 Executive Compensation Program Design — Variable Annual Cash Compensation Programs" above for more information. Pursuant to Mr. Edwards' Transition Services and Separation Agreement, as amended, Mr. Edwards was entitled to receive a 2009 Corporate MIP payment of $687,161 and this amount is reflected in this column for 2009.

(6) The amounts in this column reflect the change in the actuarial present value of the accumulated benefit under the PHH Pension Plan and PHH Retiree Medical Plan for each participating Named Executive Officer. Each of the PHH Pension Plan and the PHH Retiree Medical Plan has been frozen and the final average compensation and years of service for each Named Executive Officer participating in the PHH Pension Plan is based on the years of service and compensation earned prior to October 31, 1999 (October 31, 2004 for Mr. Kilroy). During 2009, the change in the actuarial present value of the accumulated benefit under the PHH Pension Plan for Mr. Edwards was an increase of $42,848. During 2009, the change in the actuarial present value of the accumulated benefit under the PHH Retiree Medical Plan for Mr. Edwards was a decrease of $30,129. The aggregate net change for Mr. Edwards during 2009 in the actuarial present value of the accumulated benefit under the PHH Pension Plan and the PHH Retiree Medical Plan was $12,719 and this amount is included in this column for 2009. During 2007, the change in the actuarial present value of the accumulated benefit under the PHH Pension Plan for Mr. Edwards was a decline of $3,577. During 2007, the change in the actuarial present value of the accumulated benefit under the PHH Retiree Medical Plan for Mr. Edwards was an increase of $6,121. The aggregate net change for Mr. Edwards during 2007 in the actuarial present value of the accumulated benefit under the PHH Pension Plan and the PHH Retiree Medical Plan was $2,544 and this amount is included in this column for 2007. During 2007, the change in the actuarial present value of the accumulated benefit under the PHH Pension Plan for Messrs. Kilroy and Brown was a decline of $1,547 and $3,424, respectively. Since the aggregate change for Messrs. Kilroy and Brown were negative, no amounts have been included in this column for 2007 for Messrs. Kilroy and Brown in accordance with applicable SEC rules under the Exchange Act. See "— Pension Benefits" for additional information regarding the benefits accrued for each of these Named Executive Officers and Note 12, "Pension and Other Post Employment Benefits" in the Notes to Consolidated Financial Statements included in the 2009 Annual Report for more information regarding the calculation of our pension costs.

(7) Amounts included in this column for 2009 are set forth in the following "All Other Compensation" table:

All Other Compensation

Name	Insurance Premiums	401(k) Matching Contribution	Financial Planning Services	Company Car and Fuel	Travel, Meals and Lodging	Tax Gross-Up	Other	Total
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	
Jerome J. Selitto	$ 2,970	$ —	$ —	$ 2,494	$ 7,698	$ —	$ 7,166	$ 20,328
Terence W. Edwards	13,957	9,800	8,581	10,332	—	9,239	9,076	60,985
Sandra E. Bell	18,620	—	—	10,250	33,465	431,228	644,394	1,137,957
George J. Kilroy	10,531	3,462	—	14,633	—	8,027	—	36,653
Mark R. Danahy	12,831	9,800	7,965	9,697	—	8,369	—	48,662
William F. Brown	18,325	9,577	8,738	10,125	—	9,724	—	56,489

(a) Reflects the employer paid portion of insurance premiums paid for the Named Executive Officers pursuant to our group benefit plans, which are available to all salaried employees of the Company and certain of its subsidiaries on a non-discriminatory basis and include medical, dental, life, accidental death and dismemberment, and short- and long-term disability insurance coverage.

(b) Reflects matching contributions made under the PHH Corporation Employee Savings Plan. Following the completion of one year of service with the Company, matching contributions are available to all of our employees up to the amount of their voluntary contributions to the plan not to exceed the statutory limit.

(c) Reflects the value of financial planning services utilized by certain of our Named Executive Officers. We also provided a tax gross-up for these amounts for Messrs. Edwards, Danahy and Brown in the amount of $4,179, $3,749 and $4,889, respectively. See Footnote (f) below.

(d) Reflects the value of the personal benefit received by each Named Executive Officer for the use of a car and, for Mr. Kilroy, fuel, which values are based on our costs for such benefits. We also provided a tax gross-up for these amounts for Messrs. Edwards, Kilroy, Danahy and Brown and Ms. Bell in the amount of $5,060, $8,027, $4,620, $4,835 and $7,026, respectively. See Footnote (f) below.

(e) For Ms. Bell, reflects amounts paid to or on behalf of Ms. Bell for expenses for transportation, parking, and lodging incurred in connection with Ms. Bell's relocation. We also provided a $22,940 tax gross-up to Ms. Bell in respect of these amounts. See Footnote (f) below. For Mr. Selitto, reflects amounts paid to or on behalf of Mr. Selitto for expenses for transportation, parking, and lodging in connection with Mr. Selitto's relocation.

(f) Reflects the tax gross-up amounts paid during 2009 (i) in respect of financial planning and car costs for Messrs. Edwards, Danahy and Brown, (ii) in respect of car and fuel costs for Mr. Kilroy, and (iii) in respect of car costs and the relocation related benefits described in Footnote (e) above and Footnote (g) below for Ms. Bell.

(g) Reflects (i) a payment to Mr. Selitto of $7,166 to reimburse him for legal fees incurred in connection with the negotiation and preparation of his Employment Agreement, (ii) a payment to Mr. Edwards of $9,076 to reimburse him for legal fees incurred in connection with the negotiation and preparation of his Transition Services and Separation Agreement, as amended, and (iii) for Ms. Bell, a $33,333 relocation allowance, amounts paid to or on behalf of Ms. Bell for expenses for home purchase closing costs of $22,065 and moving and storage expenses of $66,491 attributable to the transport of Ms. Bell's household goods, a $240,000 payment on Ms. Bell's behalf as a down payment on her new residence, and a $282,504 loss incurred in connection with the purchase and subsequent resale of Ms. Bell's former residence. We also provided a $401,262 tax gross-up to Ms. Bell in respect of these amounts. See Footnote (f) above.

During 2009, we entered into an Employment Agreement with Mr. Selitto (the "Selitto Employment Agreement") and a Transition Services and Separation Agreement, as amended, with Mr. Edwards (the "Edwards Separation Agreement"). Pursuant to the Selitto Employment Agreement, Mr. Selitto was granted 250,000 Stock Options with an aggregate grant date fair value of $2,185,000 and 17,500 RSUs with an aggregate grant date fair value of $251,650 during 2009. Pursuant to the Edwards Separation Agreement, Mr. Edwards' unvested equity awards were modified to generally permit Mr. Edwards to continue to vest in such awards and to align his long-term interests with those of our stockholders. Absent such modifications, such awards would have been forfeited. Included in the "Stock Awards" column of the Summary Compensation Table for Mr. Edwards for 2009 is $1,315,212 representing the aggregate grant date fair value attributable to the modification of Mr. Edwards' unvested RSU awards, including $441,900 that is attributable to the modification of the 2009 Performance Units initially granted to Mr. Edwards on March 25, 2009. Included in the "Option Awards" column of the Summary Compensation Table for Mr. Edwards for 2009 is $729,730 representing the aggregate grant date fair value attributable to the modification of Mr. Edwards' unvested Stock Option awards, including $476,256 that is attributable to the modification of Stock Options initially granted to Mr. Edwards on March 25, 2009. See "— Grants of Plan-Based Awards" below for further information concerning these awards to Mr. Selitto and the modification of Mr. Edwards' unvested equity-based awards, including Footnotes 2, 6, 7 and 8 to the Grants of Plan-Based Awards table.

During 2009, we provided certain relocation benefits and related tax gross-up payments to Ms. Bell in connection with her relocation to the Greater Philadelphia region as a term of her employment, which benefits and payments comprised a significant component of Ms. Bell's total compensation during 2009. Such amounts are included in the "All Other Compensation" column of the Summary Compensation Table for 2009 for Ms. Bell. See also Footnote 7 to the Summary Compensation Table above for additional details. The amount of Ms. Bell's relocation benefits and related tax gross-up payments was partly attributable to the severely depressed state of the housing market at the time of Ms. Bell's relocation and a desire to conclude Ms. Bell's relocation as expeditiously as practicable.

On March 25, 2009, Messrs. Edwards, Kilroy, Danahy and Brown and Ms. Bell were granted 2009 Performance Units with an aggregate grant date fair value of $310,275, $206,850, $206,850, $115,298, and $206,850, respectively. On August 5, 2009, the 2009 Performance Units that were initially granted to Mr. Edwards on March 25, 2009, were modified pursuant to the Edwards Separation Agreement resulting in such 2009 Performance Units being deemed re-granted at an aggregate grant date fair value of $441,900. These amounts, including the amounts attributable to Mr. Edwards' modified 2009 Performance Units, are included in the "Stock Awards" column of the Summary Compensation Table and represent the aggregate grant date fair value of the 2009 Performance Units based on the probable outcome of the threshold level of achievement in accordance with SEC rules under the Exchange Act. If the probable outcome of the level of achievement had been determined to be less than the threshold level of achievement, as opposed to the threshold level of achievement, these amounts would be zero and the "Total" column would be reduced accordingly. If the probable outcome of the level of achievement had been determined to be the target level of achievement, as opposed to the threshold level of achievement, these amounts would be increased by 100% and the "Total" column would be increased accordingly. If the probable outcome of the level of achievement had been determined to be the maximum level of achievement, as opposed to the threshold level of achievement, these amounts would be increased by 140% and the "Total" column would be increased accordingly. See "— Grants of Plan-Based Awards" below and Footnote 2 to the Grants of Plan-Based Awards table for further information concerning the 2009 Performance Units and the amounts included in the Summary Compensation Table in respect of the 2009 Performance Units. See also "— Compensation Discussion and Analysis — 2009 Executive Compensation Program Design — Variable Annual Long-Term Incentive Awards — Performance-vested RSUs" for further information concerning the 2009 Performance Unit awards to Messrs. Edwards, Kilroy, Danahy and Brown and Ms. Bell.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth the grants of plan-based awards made during 2009 or deemed made during 2009 due to modifications during 2009 of awards made prior to or during 2009:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1]			Estimated Future Payouts Under Equity Incentive Plan Awards [2]			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)	($/Sh)	($)
Jerome J. Selitto:	10/26/2009	—	—	—	—	—	—	—	250,000 [3]	16.45	2,185,000
	12/21/2009	—	—	—	—	—	—	17,500 [4]	—	—	251,650
Terence W. Edwards:	3/25/2009	—	—	—	22,500	45,000	54,000	—	—	—	310,275 [2],[8]
	3/25/2009	—	—	—	—	—	—	—	51,993 [5]	16.548	339,514
	8/5/2009	—	—	—	22,500	45,000	54,000	—	—	—	441,900 [2],[8]
	8/5/2009	—	—	—	—	—	—	—	51,993 [6]	16.548	476,256 [8]
	8/5/2009	—	—	—	—	—	—	—	183,045 [6]	20.224	0 [8]
	8/5/2009	—	—	—	—	—	—	—	157,364 [6]	17.433	89,697 [8]
	8/5/2009	—	—	—	—	—	—	—	20,355 [6]	12.482	15,673 [8]
	8/5/2009	—	—	—	—	—	—	—	49,229 [6]	20.775	48,737 [8]
	8/5/2009	—	—	—	—	—	—	—	12,513 [6]	24.99	12,763 [8]
	8/5/2009	—	—	—	—	—	—	—	12,515 [6]	24.99	86,604 [8]
	8/5/2009	—	—	—	—	—	—	5,753 [7]	—	—	112,989 [8]
	8/5/2009	—	—	—	—	—	—	38,713 [7]	—	—	760,323 [8]
	8/5/2009	564,635	564,635	776,373	—	—	—	—	—	—	—
Sandra E. Bell:	3/25/2009	—	—	—	15,000	30,000	36,000	—	—	—	206,850 [2]
	3/25/2009	—	—	—	—	—	—	—	34,662 [5]	16.548	226,343
	7/30/2009	400,000	400,000	550,000	—	—	—	—	—	—	—
George J. Kilroy:	3/25/2009	—	—	—	15,000	30,000	36,000	—	—	—	206,850 [2]
	3/25/2009	—	—	—	—	—	—	—	34,662 [5]	16.548	226,343
	7/30/2009	450,000	450,000	745,313	—	—	—	—	—	—	—
Mark R. Danahy:	3/25/2009	—	—	—	15,000	30,000	36,000	—	—	—	206,850 [2]
	3/25/2009	—	—	—	—	—	—	—	34,662 [5]	16.548	226,343
	7/30/2009	375,000	375,000	562,500	—	—	—	—	—	—	—
William F. Brown:	3/25/2009	—	—	—	8,361	16,722	20,066	—	—	—	115,298 [2]
	3/25/2009	—	—	—	—	—	—	—	19,320 [5]	16.548	126,160
	7/30/2009	165,000	165,000	226,875	—	—	—	—	—	—	—

(1) For Messrs. Edwards and Brown and Ms. Bell, amounts represent awards under the 2009 Corporate MIP. For Mr. Danahy, amounts represent awards under the 2009 Mortgage MIP. For Mr. Kilroy, amounts represent an award based 50% on the performance under the 2009 Corporate MIP and 50% on the performance under the 2009 Fleet MIP. Pursuant to Mr. Selitto's employment agreement with the Company, Mr. Selitto is entitled to a *pro rata* bonus for 2009 based upon his employment with the Company during 2009 which bonus, if any, is payable in 2011 and will be based upon a 14-month period ending December 31, 2010.

(2) Represents 2009 Performance Unit awards under the 2005 Equity and Incentive Plan. Recipients of the 2009 Performance Units will earn shares of the Company's common stock pursuant to the awards in accordance with the percentage by which the Company attains or exceeds a minimum threshold amount of cumulative PTIANI during the target measurement period of January 1, 2009 through December 31, 2011. The minimum threshold performance level required for a recipient of a 2009 Performance Unit to earn shares pursuant to such award is 50% of the target amount of cumulative PTIANI during the target measurement period (in which case, such recipient will earn 50% of the target level of shares awarded). Recipients may not earn more than 120% of the target level of shares subject to the award. The Compensation Committee has the authority and discretion to exclude the impact of certain extraordinary or unusual accounting adjustments or income/expense items from the calculation of PTIANI during the target measurement period that, in the discretion of the Compensation Committee, are reasonably considered to be outside of the control of management. Provided the requisite minimum threshold of PTIANI is satisfied, the 2009 Performance Units will be settled, and shares earned pursuant thereto will be issued, on or after January 1, 2012, and on or before April 30, 2012. Amounts included in the "Stock Awards" column of the Summary Compensation Table in respect of the award of 2009 Performance Units reflect the aggregate grant date fair value of the 2009 Performance Units based on the threshold level of achievement, or 50% of the target level of achievement, representing the probable outcome of the level of achievement. See also Note 17, "Stock-Based Compensation" in the Notes to Consolidated Financial Statements included in the 2009 Annual Report for more information, including the assumptions used in calculating grant date fair value of equity-based compensation awards.

(3) Represents an award, as required by Mr. Selitto's Employment Agreement with the Company, of time-vested non-qualified stock options under the 2005 Equity and Incentive Plan that vest ratably over three years provided that Mr. Selitto remains continuously employed by the Company through October 26, 2012.

(4) Represents an award, as required by Mr. Selitto's Employment Agreement with the Company, of time-vested restricted stock units under the 2005 Equity and Incentive Plan that cliff vest on December 21, 2010, provided that Mr. Selitto remains continuously employed by the Company through December 21, 2010.

(5) Represents awards of non-qualified stock options under the 2005 Equity and Incentive Plan at an exercise price of $16.548 per share, representing a 20% premium to the closing price of the Company's common stock on the NYSE on March 25, 2009. These stock options vest ratably in three equal annual installments beginning March 25, 2010, subject to each person's continued employment, with the exception of Mr. Edwards, who will continue to vest in these stock options generally in accordance with their terms notwithstanding that Mr. Edwards is no longer employed by the Company.

(6) Represents modifications during 2009 of non-qualified stock options that were awarded to Mr. Edwards prior to or during 2009 under the 2005 Equity and Incentive Plan (the "2009 Modified Options"). The 2009 Modified Options were modified pursuant to the Edwards Separation Agreement. The number of stock options reflects the number of stock options that were modified and, as such, were deemed to be re-granted as of the date of the modification. The incremental grant date fair value of $729,730 that is attributable to the modification during 2009 of these 2009 Modified Options is included in the "Option Awards" column of the Summary Compensation Table for Mr. Edwards for 2009. See also Note 17, "Stock-Based Compensation" in the Notes to Consolidated Financial Statements included in the 2009 Annual Report for more information, including the assumptions used in calculating grant date fair value of equity-based compensation awards.

(7) Represents modifications during 2009 of restricted stock units that were awarded to Mr. Edwards prior to 2009 under the 2005 Equity and Incentive Plan (the "2009 Modified RSUs"). The 2009 Modified RSUs were modified on August 5, 2009, pursuant to the Edwards Separation Agreement. The number of restricted stock units reflects the number of restricted stock units that were modified and, as such, were deemed to be re-granted as of the date of the modification. The incremental grant date fair value of $873,312 that is attributable to the modification during 2009 of these 2009 Modified RSUs is included in the "Stock Awards" column of the Summary Compensation Table for Mr. Edwards for 2009. See also Note 17, "Stock-Based Compensation" in the Notes to Consolidated Financial Statements included in the 2009 Annual Report for more information, including the assumptions used in calculating grant date fair value of equity-based compensation awards.

(8) Represents the incremental grant date fair value attributable to modifications during 2009 of awards of non-qualified stock options, restricted stock units, or performance units, as applicable, that were made to Mr. Edwards prior to or during 2009. The amount attributable to modifications of restricted stock units and performance units totaling $1,315,212 is included in the "Stock Awards" column of the Summary Compensation Table for Mr. Edwards for 2009. The amount attributable to modifications of non-qualified stock options totaling $729,730 is included in the "Option Awards" column of the Summary Compensation Table for Mr. Edwards for 2009.

On March 25, 2009, Mr. Edwards was awarded 2009 Performance Units representing 45,000 shares at the target level of achievement and 51,993 Stock Options (the "2009 Stock Options"). On August 5, 2009, Mr. Edwards' 2009 Performance Units and 2009 Stock Options, as well as Mr. Edwards' other outstanding unvested equity-based awards that were initially granted prior to 2009, were modified pursuant to the Edwards Separation Agreement to avoid the forfeiture by Mr. Edwards of such 2009 Performance Units, 2009 Stock Options and other unvested equity-based awards in connection with his separation of employment. The number of 2009 Performance Units and 2009 Stock Options indicated in the Grants of Plan-Based Awards table above for Mr. Edwards reflects the number of 2009 Performance Units and 2009 Stock Options that were originally granted to Mr. Edwards on March 25, 2009, as well as the 2009 Performance Units and 2009 Stock Options that were modified on August 5, 2009, and, as such, were deemed to be re-granted as of August 5, 2009, the date of the modification. The aggregate grant date fair value of $310,275 that is attributable to the original grant of Mr. Edwards' 2009 Performance Units (based on the probable outcome of a threshold level of achievement), as well as the aggregate grant date fair value of $441,900 that is attributable to the modification on August 5, 2009, of the 2009 Performance Units (based on the probable outcome of a threshold level of achievement), is included in the "Grant Date Fair Value of Stock and Option Awards" column of the Grant of Plan-Based Awards table above and is also included in the "Stock Awards" column of the Summary Compensation Table above for Mr. Edwards for 2009. Similarly, the aggregate grant date fair value of $339,514 that is attributable to the original grant of Mr. Edwards' 2009 Stock Options, as well as the aggregate grant date fair value of $476,256 that is attributable to the modification on August 5, 2009, of Mr. Edwards' 2009 Stock Options, is included in the "Grant Date Fair Value of Stock and Option Awards" column of the Grant of Plan-Based Awards table above and is also included in the "Option Awards" column of the Summary Compensation Table above for Mr. Edwards for 2009. Lastly, the incremental grant date fair value that is attributable to the modification on August 5, 2009, of each of Mr. Edwards' other outstanding unvested equity-based awards that were initially granted prior to 2009 is included in the "Grant Date Fair Value of Stock and Option Awards" column of the Grant of Plan-Based Awards table above and is also included in the "Stock Awards" or "Option Awards" columns, as applicable, of the Summary Compensation Table above for Mr. Edwards for 2009. See also "— Summary Compensation Table" above and the narrative disclosure immediately following the Summary Compensation Table for additional information concerning the 2009 Performance Units and equity-based compensation awarded to Messrs. Selitto and Edwards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth the outstanding equity awards for each of our Named Executive Officers as of December 31, 2009:

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) [1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) [1]
Jerome J. Selitto:	—	250,000 [2]	—	16.450	10/26/2019	—	—	—	—
	—	—	—	—	—	17,500 [3]	281,925	—	—
Terence W. Edwards:	183,045	—	—	20.224	1/13/2010	—	—	—	—
	157,364	—	—	17.433	1/22/2012	—	—	—	—
	20,355	—	—	12.482	9/11/2012	—	—	—	—
	49,229	—	—	20.775	9/11/2012	—	—	—	—
	12,513 [4]	12,515 [4]	—	24.990	9/11/2012	—	—	—	—
	—	51,993 [5]	—	16.548	9/11/2012	—	—	—	—
	—	—	—	—	—	5,753 [6]	92,681	—	—
	—	—	—	—	—	38,713 [7]	623,666	—	—
	—	—	—	—	—	—	—	22,500 [8]	362,475
Sandra E. Bell:	10,000 [9]	40,000 [9]	—	9.050	10/13/2018	—	—	—	—
	—	34,662 [5]	—	16.548	3/25/2019	—	—	—	—
	—	—	—	—	—	—	—	15,000 [8]	241,650
George J. Kilroy:	23,247	—	—	20.775	3/3/2015	—	—	—	—
	6,938 [4]	6,936 [4]	—	24.990	6/28/2015	—	—	—	—
	—	34,662 [5]	—	16.548	3/25/2019	—	—	—	—
	—	—	—	—	—	3,189 [6]	51,375	—	—
	—	—	—	—	—	24,682 [7]	397,627	—	—
	—	—	—	—	—	—	—	15,000 [8]	241,650
Mark R. Danahy:	43,712	—	—	18.549	7/17/2011	—	—	—	—
	35,844	—	—	17.433	1/22/2012	—	—	—	—
	17,504	—	—	20.775	3/3/2015	—	—	—	—
	—	34,662 [5]	—	16.548	3/25/2019	—	—	—	—
	—	—	—	—	—	4,802 [6]	77,360	—	—
	—	—	—	—	—	26,132 [7]	420,987	—	—
	—	—	—	—	—	—	—	15,000 [8]	241,650
William F. Brown:	23,085	—	—	20.224	1/13/2010	—	—	—	—
	24,916	—	—	17.433	1/22/2012	—	—	—	—
	16,410	—	—	20.775	3/3/2015	—	—	—	—
	—	19,320 [5]	—	16.548	3/25/2019	—	—	—	—
	—	—	—	—	—	4,502 [6]	72,527	—	—
	—	—	—	—	—	21,776 [7]	350,811	—	—
	—	—	—	—	—	—	—	8,361 [8]	134,696

(1) Calculated using the closing price of our common stock on December 31, 2009 ($16.11 per share).

(2) Represents an award, as required by Mr. Selitto's Employment Agreement with the Company, of time-vested non-qualified stock options under the 2005 Equity and Incentive Plan that vest ratably over three years provided that Mr. Selitto remains continuously employed by the Company through October 26, 2012.

(3) Represents an award, as required by Mr. Selitto's Employment Agreement with the Company, of time-vested restricted stock units under the 2005 Equity and Incentive Plan that cliff vest on December 21, 2010, provided that Mr. Selitto remains continuously employed by the Company through December 21, 2010.

(4) At the date of grant, these stock options were scheduled to vest ratably, subject to continued employment, in three equal annual installments beginning June 28, 2009, with the potential acceleration of vesting of 25% of the total award on each of June 28, 2006, June 28, 2007, June 28, 2008, and June 28, 2009, upon the achievement of performance targets for the applicable fiscal year immediately preceding each such date. The performance target was achieved for 2005, but was not achieved for 2006, 2007 or 2008. As a result, 25% of the total award of these stock options vested on June 28, 2006, and 25% of the total award of these stock options vested on June 28, 2009. The remaining 50% of these stock options vest ratably in two equal annual installments on June 28, 2010, and June 28, 2011, subject to each person's continued employment, with the exception of Mr. Edwards, who will continue to vest in these stock options in accordance with their terms notwithstanding that Mr. Edwards is no longer employed by the Company.

(5) Represents stock options that were granted under the 2005 Equity and Incentive Plan at an exercise price of $16.548 per share, representing a 20% premium to the closing price of the Company's common stock on the NYSE on March 25, 2009. These stock options vest ratably in three equal annual installments beginning March 25, 2010, subject to each person's continued employment, with the exception of Mr. Edwards, who will continue to vest in these stock options generally in accordance with their terms notwithstanding that Mr. Edwards is no longer employed by the Company.

(6) Represents unvested awards of restricted stock units granted on June 28, 2005 (the "2005 RSU Awards") under the 2005 Equity and Incentive Plan. At the date of grant, the 2005 RSU Awards were scheduled to vest ratably, subject to continued employment, in three equal annual installments beginning June 28, 2009, with the potential acceleration of vesting of 25% of the total award on each of June 28, 2006, June 28, 2007, June 28, 2008, and June 28, 2009, upon the achievement of performance targets for the applicable fiscal year immediately preceding each such date. The performance target was achieved for 2005, but was not achieved for 2006, 2007 or 2008. As a result, 25% of the total 2005 RSU Awards vested on June 28, 2006, however, settlement of the vested portion was deferred until January 8, 2008, due to a Regulation BTR blackout period. On June 28, 2009, an additional 25% of the total 2005 RSU Awards vested. The unvested portion of the 2005 RSU Awards included in this column will vest ratably in two equal annual installments on June 28, 2010, and June 28, 2011, subject to each person's continued employment, with the exception of Mr. Edwards, who will continue to vest in these 2005 RSU Awards in accordance with their terms notwithstanding that Mr. Edwards is no longer employed by the Company.

(7) Represents unvested awards of restricted stock units granted on January 10, 2008 (the "2008 RSU Awards") pursuant to the 2005 Equity and Incentive Plan. At the date of grant, the 2008 RSU Awards were scheduled to vest ratably, subject to continued employment, in two equal annual installments beginning January 10, 2012, with the potential acceleration of vesting of up to 1/3 of the total award on each of February 28, 2009, February 28, 2010, and February 28, 2011, upon the achievement of performance targets for the applicable fiscal year immediately preceding each such date. For Messrs. Edwards and Brown, the performance targets for their 2008 RSU Awards are based 50% on the performance achieved by PHH Arval and 50% on the performance achieved by PHH Mortgage. Accordingly, if both PHH Arval and PHH Mortgage meet their respective performance targets in respect of any accelerated vesting date, vesting of 1/3 of the total 2008 RSU Awards will be accelerated for Messrs. Edwards and Brown. If only PHH Arval or PHH Mortgage, but not both, meet their respective performance target in respect of any accelerated vesting date, vesting of only 1/6 of the total 2008 RSU Awards will be accelerated for Messrs. Edwards and Brown. For Messrs. Kilroy and Danahy, the performance targets for their 2008 RSU Awards are based 100% on the performance achieved by PHH Arval and PHH Mortgage, respectively. The performance target for 2008 was achieved for PHH Arval, but was not achieved for PHH Mortgage. As a result, vesting of 1/6 of the total 2008 RSU Awards for Messrs. Edwards and Brown and 1/3 of the total 2008 RSU Awards for Mr. Kilroy was accelerated on March 11, 2009, upon the approval of the Compensation Committee. The performance target for 2009 was achieved for PHH Arval and PHH Mortgage. As a result, vesting of 1/3 of the total 2008 RSU Awards for Messrs. Edwards, Brown, Kilroy and Danahy was accelerated on February 28, 2010, upon the approval of the Compensation Committee.

(8) Represents the threshold number, equal to 50% of the target number, of unvested 2009 Performance Units granted under the 2005 Equity and Incentive Plan on March 25, 2009. Recipients of the 2009 Performance Units will earn shares of the Company's common stock pursuant to the awards in accordance with the percentage by which the Company attains or exceeds a minimum threshold amount of cumulative PTIANI during the target measurement period of January 1, 2009 through December 31, 2011. The minimum threshold performance level required for a recipient of a 2009 Performance Unit to earn shares pursuant to such award is 50% of the target amount of cumulative PTIANI during the target measurement period (in which case, such recipient will earn 50% of the target level of shares awarded). Recipients may not earn more than 120% of the target level of shares subject to the award. The Compensation Committee has the authority and discretion to exclude the impact of certain extraordinary or unusual accounting adjustments or income/expense items from the calculation of PTIANI during the target measurement period that, in the discretion of the Compensation Committee, are reasonably considered to be outside of the control of management. Provided the requisite minimum threshold of PTIANI is satisfied, the 2009 Performance Units will be settled, and shares earned pursuant thereto will be issued, on or after January 1, 2012, and on or before April 30, 2012. See also Note 17, "Stock-Based Compensation" in the Notes to Consolidated Financial Statements included in the 2009 Annual Report for more information, including the assumptions used in calculating grant date fair value of equity-based compensation awards.

(9) Subject to continued employment, these stock options vest ratably in five equal annual installments beginning October 13, 2009.

See also "— Summary Compensation Table" and "— Grants of Plan-Based Awards" above and the narrative disclosure immediately following the Summary Compensation Table and Grants of Plan-Based Awards table for additional information concerning the 2009 Performance Units.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth information for our Named Executive Officers regarding the number and value of shares of our common stock that vested and stock options that were exercised during 2009:

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Jerome J. Selitto	—	—	—	—
Terence W. Edwards	—	—	10,621	134,529
Sandra E. Bell	—	—	—	—
George J. Kilroy	—	—	13,934	159,067
Mark R. Danahy	—	—	2,401	44,419
William F. Brown	—	—	6,607	87,382

PENSION BENEFITS

The following table sets forth information relating to the PHH Pension Plan and the PHH Retiree Medical Plan, which are defined benefit plans adopted as of the Company's spin-off from Cendant Corporation in 2005. Both the PHH Pension Plan and the PHH Retiree Medical Plan have been frozen for all participants, including our Named Executive Officers that are participants in such plans, and no further benefits are accruing under such plans for any of our Named Executive Officers. The PHH Pension Plan and the PHH Retiree Medical Plan assumed all liabilities and obligations owed to participants that were actively employed by us at the time of the spin-off under the respective predecessor plans of Cendant Corporation, including Messrs. Edwards, Kilroy and Brown. Certain of our current and former employees, including Messrs. Selitto and Danahy and Ms. Bell, were not participants in the predecessor plans of Cendant Corporation and are not participants in the PHH Pension Plan or PHH Retiree Medical Plan.

Name	**Plan Name**	**Number of Years of Credited Service (#) [(1)]**	**Present Value of Accumulated Benefit ($) [(2)]**	**Payments During Last Fiscal Year ($)**
Jerome J. Selitto	N/A	—	—	—
Terence W. Edwards	PHH Corporation Pension Plan	20.0	324,456	—
Terence W. Edwards	PHH Corporation Retiree Medical Plan	0.0 [(3)]	0 [(3)]	—
Sandra E. Bell	N/A	—	—	—
George J. Kilroy	PHH Corporation Pension Plan	28.1	863,635	—
Mark R. Danahy	N/A	—	—	—
William F. Brown	PHH Corporation Pension Plan	14.9	133,233	—

(1) The number of years of credited service shown in this column is calculated based on the actual years of service with us for each Named Executive Officer through October 31, 1999, or, in the case of Mr. Kilroy, October 31, 2004.

(2) The valuations included in this column have been calculated as of December 31, 2009 assuming the Named Executive Officer will retire at the normal retirement age of 65 and using the interest rate and other assumptions as described in Note 12, "Pension and Other Post Employment Benefits" in the Notes to Consolidated Financial Statements included in the 2009 Annual Report.

(3) Pursuant to the terms of the PHH Retiree Medical Plan, a participant must have 10 years of service with the Company and be at least 55 years of age at the date of such participant's separation of service with the Company in order to be eligible to receive benefits under the PHH Retiree Medical Plan. Because Mr. Edwards was not 55 years of age at the date of his separation of service with the Company, Mr. Edwards is not eligible for benefits under the PHH Retiree Medical Plan and, accordingly, the Present Value of Accumulated Benefit under the PHH Retiree Medical Plan for Mr. Edwards as of December 31, 2009, is zero.

No pension benefits were paid to the Named Executive Officers in 2009. Messrs. Edwards, Kilroy and Brown are eligible to receive a benefit under the PHH Pension Plan based on 2% of their final average cash compensation as of the date the plan was frozen with respect to such persons times their number of years of benefit service (up to a maximum of 30 years) measured as of the date the plan was frozen with respect to such persons minus 50% of their annualized primary Social Security benefit. For purposes of determining the participating Named Executive Officers' benefits under the PHH Pension Plan, their final average compensation and years of benefit service was based on compensation and service earned prior to October 31, 1999 (October 31, 2004 for Mr. Kilroy). The participating Named Executive Officers' benefits under the PHH Pension Plan and PHH Retiree Medical Plan were frozen as of October 31, 1999 (October 31, 2004 for Mr. Kilroy).

NON-QUALIFIED DEFERRED COMPENSATION

The table below sets forth information relating to the PHH Corporation Executive Deferred Compensation Plan (the "Deferred Compensation Plan") established by our Board in 1994 for specified executive officers at that time. The Deferred Compensation Plan was frozen to further participation in 1997 and Mr. Edwards is the only Named Executive Officer eligible to participate in the plan.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Jerome J. Selitto	—	—	—	—	—
Terence W. Edwards	—	—	63,661 (1)	499,225	—
Sandra E. Bell	—	—	—	—	—
George J. Kilroy	—	—	—	—	—
Mark R. Danahy	—	—	—	—	—
William F. Brown	—	—	—	—	—

(1) The amounts reported in this table have been omitted from the "— Summary Compensation Table" pursuant to the applicable SEC rules under the Exchange Act because the earnings were not above-market or preferential.

Except for Mr. Edwards' lump-sum liquidating distribution during 2009, there were no contributions to, or distributions or withdrawals from, the Deferred Compensation Plan in 2009. The Deferred Compensation Plan is a non-qualified deferred compensation plan pursuant to which participants were previously permitted to defer up to 100% of their annual salary and any awards under a non-equity incentive plan. All deferrals by participants are 100% vested at all times. The Deferred Compensation Plan is unfunded for tax purposes and a bookkeeping account is maintained for each participant. Amounts deferred are credited with any associated earnings in accordance with investment options elected by the participant from the investment options, including mutual funds and other funds, available under the PHH Savings Plan, except for the fund which invests in our common stock. Participants are entitled to a distribution under the Deferred Compensation Plan when they cease employment with us for any reason. Distributions may be made in lump-sum or in monthly, quarterly or annual installments for up to ten years at the election of the participant.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

The following table sets forth the estimated payments and benefits that would have been provided to each Named Executive Officer pursuant to the terms of any contract, agreement, plan or arrangement that existed as of December 31, 2009, and that provided for payments and benefits following, or in connection with, a termination of the Named Executive Officer's employment, including by voluntary termination with or without good reason, involuntary termination not for cause, involuntary termination for cause, retirement, death, disability, or a change in control with or without a termination of the Named Executive Officer's employment.

On December 31, 2009, we had change in control/severance agreements in place with Messrs. Kilroy, Danahy and Brown and Ms. Bell that entitled them to lump-sum cash benefits of $1,800,000, $1,137,500, $900,000, and $1,600,000, respectively, under certain circumstances. These agreements expired by their terms on December 31, 2009, and have not been renewed. However, for purposes of calculating the amounts in the table below, we have assumed that the termination or change in control event took place on December 31, 2009, as required by SEC rules under the Exchange Act. For purposes of calculating the value on December 31, 2009, of any equity-based awards in accordance with the SEC rules under the Exchange Act, we used the closing price of our common stock on December 31, 2009, or $16.11 per share. See the discussion that follows the table for additional information regarding these estimated payments and benefits. Mr. Edwards, our former President and Chief Executive Officer, is included in the table below because he was employed by us during 2009.

Name and Description of Potential Payments	Voluntary Termination without Good Reason	Involuntary Termination Not for Cause or Voluntary Termination for Good Reason	Involuntary Termination for Cause	Change in Control without Termination	Change in Control with Termination	Death	Disability	Retirement
Jerome J. Selitto								
Severance	$ —	$2,000,000	$ —	$ —	$2,000,000	$2,000,000	$2,000,000	$ —
Accelerated Vesting of Stock Awards	—	—	—	281,925	281,925	281,925	281,925	—
Accelerated Payout of 2009 MIPs	—	—	—	—	—	—	—	—
Health Insurance Premiums	—	27,618	—	—	27,618	—	—	—
Retirement Plans	—	—	—	—	—	—	—	—
Deferred Compensation	—	—	—	—	—	—	—	—
Total	$ —	$2,027,618	$ —	$ 281,925	$2,309,543	$2,281,925	$2,281,925	$ —
Terence W. Edwards [(1)]								
Severance	$ —	$1,866,431	$ —	$ —	$ —	$ —	$ —	$ —
Modification of Equity-Based Awards	—	2,044,942	—	—	—	—	—	—
Accelerated Vesting of Stock Awards	—	—	—	1,586,287	1,586,287	1,586,287	1,586,287	—
Accelerated Payout of 2009 MIPs	—	—	—	—	—	—	—	—
Retirement Plans	—	—	—	—	—	—	—	324,456
Deferred Compensation	—	499,225	—	—	—	—	—	—
Total	$ —	$4,410,598	$ —	$1,586,287	$1,586,287	$1,586,287	$1,586,287	$324,456
Sandra E. Bell								
Severance	$ —	$ 207,500	$ —	$ —	$1,600,000	$ —	$ —	$ —
Accelerated Vesting of Stock Awards	—	—	—	862,360	862,360	862,360	862,360	—
Accelerated Payout of 2009 MIPs	—	—	—	400,000	400,000	400,000	400,000	—
Retirement Plans	—	—	—	—	—	—	—	—
Deferred Compensation	—	—	—	—	—	—	—	—
Total	$ —	$ 207,500	$ —	$1,262,360	$2,862,360	$1,262,360	$1,262,360	$ —
George J. Kilroy								
Severance	$ —	$1,800,000	$ —	$ —	$1,800,000	$ —	$ —	$ —
Accelerated Vesting of Stock Awards	—	—	—	977,587	977,587	977,587	977,587	—
Accelerated Payout of 2009 MIPs	—	—	—	562,500	562,500	562,500	562,500	—
Retirement Plans	—	—	—	—	—	—	—	863,635
Deferred Compensation	—	—	—	—	—	—	—	—
Total	$ —	$1,800,000	$ —	$1,540,087	$3,340,087	$1,540,087	$1,540,087	$863,635
Mark R. Danahy								
Severance	$ —	$1,137,500	$ —	$ —	$1,137,500	$ —	$ —	$ —
Accelerated Vesting of Stock Awards	—	—	—	1,000,947	1,000,947	1,000,947	1,000,947	—
Accelerated Payout of 2009 MIPs	—	—	—	375,000	375,000	375,000	375,000	—
Retirement Plans	—	—	—	—	—	—	—	—
Deferred Compensation	—	—	—	—	—	—	—	—
Total	$ —	$1,137,500	$ —	$1,375,947	$2,513,447	$1,375,947	$1,375,947	$ —
William F. Brown								
Severance	$ —	$ 900,000	$ —	$ —	$ 900,000	$ —	$ —	$ —
Accelerated Vesting of Stock Awards	—	—	—	674,081	674,081	674,081	674,081	—
Accelerated Payout of 2009 MIPs	—	—	—	158,654	158,654	158,654	158,654	—
Retirement Plans	—	—	—	—	—	—	—	133,233
Deferred Compensation	—	—	—	—	—	—	—	—
Total	$ —	$ 900,000	$ —	$ 832,735	$1,732,735	$ 832,735	$ 832,735	$133,233

(1) During 2009, Mr. Edwards' employment with the Company was terminated. The amounts reported in the "Involuntary Termination Not for Cause or Voluntary Termination for Good Reason" column represent (i) amounts that Mr. Edwards received or is entitled to receive pursuant to the Edwards Separation Agreement, with the exception of annual cash bonus amounts for 2010 and 2011 that are not currently determinable, (ii) the incremental grant date fair value attributable to the modification of Mr. Edwards' unvested equity-based compensation awards, and (iii) the amount of Mr. Edwards' previously deferred compensation that was actually distributed to Mr. Edwards during 2009. Pursuant to the Edwards Separation Agreement and subject to Mr. Edwards compliance with the terms thereof, Mr. Edwards is entitled to receive two years of base salary at $564,635 per year, a $50,000 lump-sum cash transition payment, and annual cash bonuses for 2009, 2010 and 2011. The annual cash bonus for 2009 for Mr. Edwards was $687,161. In addition, Mr. Edwards' unvested equity-based compensation awards were modified to permit Mr. Edwards to continue vest in such awards during his two year severance period. See "— Summary Compensation Table," "— Grants of Plan-Based Awards" and "— Outstanding Equity Awards at Fiscal Year End" for additional information concerning Mr. Edwards' equity-based compensation awards and the modification of such awards. The $1,586,287 reported for Mr. Edwards in the "Change in Control without Termination," "Change in Control with Termination," "Death," and "Disability" columns represent the incremental value, calculated using the closing price of our common stock on December 31, 2009, or $16.11 per share, that Mr. Edwards would have received had the applicable triggering event occurred on December 31, 2009.

The amounts shown in the table above include estimates of what would be paid to the Named Executive Officers upon the occurrence of the specified event. The actual amounts to be paid to the Named Executive Officers can only be determined at the time of such event. We have included payments related to the Retirement Plans and the Deferred Compensation Plan in the table since these are frozen plans and are not available to all of our current employees. We have not included payments related to the Retirement Plans in the specified events other than the "Retirement" column, as these payments are not triggered by termination, death or disability of the Named Executive Officer or a change in control. These amounts would be payable to the Named Executive Officer at some time after the specified event once the minimum retirement age and other PHH Pension Plan requirements were met. In addition, the table does not include payments of life or disability insurance payable upon the death or disability of the Named Executive Officers as these benefits are available to all employees on the same basis.

Potential Payments and Benefits

Severance. We provide post-termination payments of salary or severance to our Named Executive Officers under a policy applicable to our executive officers in the event of a reduction in our workforce or the elimination or discontinuation of their position, except to the extent that our Named Executive Officers have waived their respective rights to such benefits pursuant to separate individual severance agreements with such Named Executive Officers. Pursuant to our policy and subject to the foregoing, the minimum severance is 26 weeks of base salary and the maximum severance is 52 weeks of base salary for the Named Executive Officers payable in a lump-sum amount. In addition, our severance policy applicable to our executive officers includes $7,500 in outplacement services. These outplacement services may be declined by the Named Executive Officer in lieu of an equivalent cash payment.

Effective January 1, 2010, Messrs. Kilroy, Danahy and Brown and Ms. Bell were no longer covered by any special severance or change in control agreements. In June 2007, in connection with the contemplated Merger, we entered into severance agreements with Messrs. Kilroy and Brown that provided for enhanced post-termination payments in the event a "termination event" (as defined in such severance agreements) occurred on or prior to the first anniversary of the effective time of the Merger. In 2008, we entered into a severance agreement with Mr. Danahy, a Change in Control Severance Agreement with Ms. Bell, and restated severance agreements with Messrs. Kilroy and Brown. For Messrs. Kilroy, Danahy and Brown, their respective severance agreements provided for enhanced post-termination payments in the event a "termination event" (as defined in their respective severance agreements) occurred on or before the first anniversary of the effective time of a "change in control" (as defined in their respective severance agreements) that occurred on or before December 31, 2009. For Ms. Bell, her Change in Control Severance Agreement provided for enhanced post-termination payments in the event a "termination event" (as defined in her Change in Control Severance Agreement) occurred within twelve months following the date of a "change in control" (as defined in her Change in Control Severance Agreement) that occurred on or before December 31, 2009. Effective December 31, 2009, these change in control/severance agreements that were in place with Messrs. Kilroy, Danahy and Brown and Ms. Bell expired by their terms and have not been renewed.

On October 26, 2009, we entered into an employment agreement with Mr. Sclitto that provides severance benefits in the form of salary continuance and health insurance benefits for a period of twelve months in the event of a termination without cause or for good reason occurring on or before October 26, 2010, or twenty-four months in the event of a termination without cause or for good reason occurring after October 26, 2010. Mr. Selitto is also subject to non-competition, non-solicitation, confidentiality, non-disparagement and certain other restrictive covenants. The payment of severance benefits under our severance policy and Mr. Selitto's employment agreement is conditioned upon, among other things, the execution of a general release of claims such executive officer may have against us. See "— Compensation Discussion and Analysis — Change in Control and Other Severance Arrangements" above for further information.

Accelerated Vesting of Stock Awards. All of the stock awards made to our Named Executive Officers have been granted under the 2005 Equity and Incentive Plan and are subject to the vesting and other terms set forth in award agreements and the 2005 Equity and Incentive Plan. Pursuant to the terms of the 2005 Equity and Incentive Plan, in the event of a Change in Control (defined below), any Stock Option award carrying a right to exercise that was not previously vested and exercisable becomes fully vested and exercisable, and any restrictions, deferral limitations, payment conditions and forfeiture conditions for RSU and other equity-based awards lapse and such equity-based awards are deemed fully vested. In addition, any performance conditions imposed with respect to such equity-based awards are deemed to be fully achieved. Pursuant to the terms of the 2005 Equity and Incentive Plan, a Change in Control is deemed to have occurred if:

- any person, as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than (i) us, (ii) any trustee or other fiduciary holding securities under one of our employee benefit plans and (iii) any corporation owned, directly or indirectly, by our stockholders in substantially the same proportions as their ownership of our common stock), is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of our common stock representing 30% or more of the combined voting power of our then outstanding voting securities (excluding any person who becomes such a beneficial owner in connection with a transaction immediately following which the individuals who comprise our Board immediately prior thereto constitute at least a majority of the Board of the entity surviving such transaction or, if we or the entity surviving the transaction is then a subsidiary, the ultimate parent thereof);

- the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors) whose appointment or election by the Board or nomination for election by our stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors or whose appointment, election or nomination for election was previously so approved or recommended;

- there is consummated a merger or consolidation of us or any of our direct or indirect subsidiaries with any other corporation, other than a merger or consolidation immediately following which the individuals who comprise our Board immediately prior thereto constitute at least a majority of the Board of the entity surviving such merger or consolidation or, if we or the entity surviving such merger is then a subsidiary, the ultimate parent thereof; or

- our stockholders approve a plan of complete liquidation or there is consummated an agreement for the sale or disposition by us of all or substantially all of our assets (or any transaction having a similar effect), other than a sale or disposition by us of all or substantially all of our assets to an entity, immediately following which the individuals who comprise our Board immediately prior thereto constitute at least a majority of the Board of the entity to which such assets are sold or disposed of or, if such entity is a subsidiary, the ultimate parent thereof.

The amounts in the table are calculated using the closing price of our common stock on December 31, 2009, and the number of Stock Options and RSUs used to calculate the amounts in the table are those unexercisable Stock Options and unvested RSUs that would become exercisable and vested as a result of the Change in Control event pursuant to the SEC rules under the Exchange Act.

Accelerated Payout of 2009 MIPs. For 2009, our short-term cash incentive plans for our executive officers were the 2009 MIPs, which were governed by the terms of the 2005 Equity and Incentive Plan and the respective

2009 MIPs. As of December 31, 2009, Messrs. Kilroy and Brown and Ms. Bell were the only Named Executive Officers participating in the 2009 Corporate MIP. As of December 31, 2009, Mr. Kilroy was the only participating Named Executive Officer in the 2009 Fleet MIP and Mr. Danahy was the only Named Executive Officer participating in the 2009 Mortgage MIP. As discussed above with regard to equity-based awards, in the event of a Change in Control, the performance conditions imposed with respect to such 2009 MIP awards are deemed to be fully achieved and the target payout amount under each Named Executive Officer's respective 2009 MIP award will be deemed to be earned and payable to the each such Named Executive Officer. In the event of the death of a Named Executive Officer, the performance conditions under the 2009 MIPs are deemed to be fully achieved and the target payout amount, prorated according to the extent of time that the Named Executive Officer participated in their respective 2009 MIP during the performance period, is deemed earned and payable to such Named Executive Officer's estate. See "— Compensation Discussion and Analysis — 2009 Executive Compensation Program Design — Variable Annual Cash Compensation Programs" and the "— Grants of Plan-Based Awards" table above for information regarding the 2009 MIPs.

Retirement Plans. Messrs. Edwards, Kilroy and Brown are participants in the PHH Pension Plan and Mr. Edwards was formerly a participant in the PHH Retiree Medical Plan. Each of these plans was available to all employees prior to 1999 on a non-discriminatory basis. Participants in the PHH Pension Plan are entitled to payments in the form of an annuity upon attaining retirement age. The amounts reflected in the table above are based on the estimated present value on December 31, 2009, of the payout for each participating Named Executive Officer assuming they had attained the normal retirement age of 65. None of the participating Named Executive Officers, except for Mr. Kilroy, had attained the minimum retirement age under the PHH Pension Plan as of December 31, 2009. See the "— Pension Benefits" table above for more information.

Deferred Compensation. Mr. Edwards was the only Named Executive Officer who was a participant in the Deferred Compensation Plan during 2009. Participants are entitled to a distribution under the Deferred Compensation Plan when they cease employment with us for any reason. Distributions may be made in a lump-sum payment or in monthly, quarterly or annual installments for up to ten years at the election of the participant. During 2009, Mr. Edwards received a lump-sum distribution of all amounts he held in the Deferred Compensation Plan. See the "— Non-qualified Deferred Compensation" table above for more information.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Related Person Transactions

We review any relationships or transactions in which we and our directors and executive officers, or their immediate family members, are participants to determine whether these persons have a direct or indirect material interest. Our Directors Code and our Employees and Officers Code provide specific provisions regarding such relationships between our directors and executive officers and us. The Corporate Governance Committee reviews any such relationships identified under the Directors Code or the Employees and Officers Code, as applicable, which are then reviewed and approved by the Board at least annually. The Directors Code sets forth the following guidelines for relationships that do not require Board approval:

- the director's sole interest in the arrangement is by virtue of his or her status as a director, executive officer and/or holder of less than 10% equity interest (other than a general partnership interest) in an entity with which we have concluded such an arrangement;
- the arrangement involves payments to or from the entity that constitute less than the greater of $1 million or 2% of the entity's consolidated gross revenues; and
- the director is not personally involved in (i) the negotiation and execution of the arrangement, (ii) performance of the services or provision of the goods or (iii) the monetary arrangement.

See "Corporate Governance — Code of Business Conduct and Ethics for Directors" and "Corporate Governance — Code of Conduct for Employees and Officers" above for more information. Our legal staff is responsible for the development and implementation of processes and controls, including regular director and officer questionnaires, to obtain information from the directors and executive officers with respect to related person transactions. Based on the facts and circumstances identified through these information gathering processes, the Board determines whether the Company or a related person has a direct or indirect material interest in any transactions identified.

Certain Business Relationships

Bradford C. Burgess, who serves as a Vice President, Sales at PHH Arval, is the son-in-law of George J. Kilroy, one of our directors and Executive Vice President, Fleet. Mr. Burgess received compensation, including base and bonus payments, of $328,351 for 2009 and was eligible to participate in employee benefit plans available to employees generally on a non-discriminatory basis. His compensation and benefits were commensurate with other employees in comparable positions at PHH Arval.

Indebtedness of Management

One or more of our mortgage lending subsidiaries has made, in the ordinary course of their respective businesses, mortgage loans and/or home equity lines of credit to directors and executive officers and their immediate families of types generally made available to the public by such mortgage lending subsidiaries. Such mortgage loans and/or home equity lines of credit were made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with our other customers generally, and they did not involve more than the normal risk of collectability or present other unfavorable features. Generally, we sell these mortgage loans and/or home equity lines of credit, soon after origination, into the secondary market in the ordinary course of business.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our outstanding common stock as of April 2, 2010, by those persons who are known to us to be beneficial owners of 5% or more of our common stock, by each of our current directors, by each of our current Named Executive Officers and by our current directors, director nominees and current Executive Officers as a group. As of April 2, 2010, there were 55,333,856 shares of our common stock issued and outstanding.

Name and Address	Number of Shares Beneficially Owned [1]	Percent of Class
Principal Stockholders:		
BlackRock, Inc. [2] 40 East 52nd St. New York, NY 10022	6,615,877	12.09%
Pennant Capital Management, LLC [3] 26 Main Street, Suite 203 Chatham, NJ 07928	5,407,141	9.97%
Wellington Management Company, LLP [4] 75 State Street Boston, MA 02109	5,419,776	9.90%
Third Point LLC [5] 390 Park Avenue New York, NY 10022	4,780,000	8.7%
Dimensional Fund Advisors LP [6] Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	3,799,112	6.94%
Hotchkis and Wiley Capital Management, LLC [7] 725 South Figueroa Street, 39th Floor Los Angeles, CA 90017	3,139,700	5.7%
Directors and Current Named Executive Officers:		
Jerome J. Selitto [8]	17,500	*
Sandra E. Bell [9]	21,554	*
George J. Kilroy [10]	89,426	*
Mark R. Danahy [11]	115,621	*
William F. Brown [12]	65,421	*
James W. Brinkley [13],[19]	250	*
James O. Egan [14],[19]	7,000	*
Allan Z. Loren [15],[19]	5,000	*
Gregory J. Parseghian [16],[19]	5,000	*
Deborah M. Reif [17],[19]	—	—
Carroll R. Wetzel, Jr. [18],[19]	2,000	*
All Directors and Executive Officers as a Group (17 persons)	391,563	*

* Represents less than one percent.

(1) Based upon information furnished to us by the respective stockholders or contained in filings made with the SEC. For purposes of this table, if a person has or shares voting or investment power with respect to any of our common stock, then such common stock is considered beneficially owned by that person under the SEC rules. Shares of our common stock beneficially owned include direct and indirect ownership of shares, stock options and restricted stock units granted to executive officers and director restricted stock units granted to our directors which are vested or are expected to vest within 60 days of April 2, 2010. Unless otherwise indicated in the table, the address of all listed stockholders is c/o PHH Corporation, 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

(2) Based solely on a Schedule 13G/A filed with the SEC on January 8, 2010, BlackRock, Inc. and certain of its affiliates ("BlackRock") reported aggregate beneficial ownership of approximately 12.09%, or 6,615,877 shares, of the Company's common stock as of

December 31, 2009. BlackRock reported that it possessed sole voting power over 6,615,877 shares and sole dispositive power over 6,615,877 shares. BlackRock also reported that it did not possess shared voting or shared dispositive power over any shares beneficially owned.

(3) Based solely on a Schedule 13D/A filed with the SEC on July 13, 2009, Pennant Capital Management, LLC and certain of its affiliates ("Pennant") reported aggregate beneficial ownership of approximately 9.97%, or 5,407,141 shares, of the Company's common stock as of July 1, 2009. Pennant reported that it possessed shared voting power over 5,407,141 shares and shared dispositive power over 5,407,141 shares. Pennant also reported that it did not possess sole voting or sole dispositive power over any shares beneficially owned.

(4) Based solely on a Schedule 13G/A filed with the SEC on February 12, 2010, Wellington Management Company, LLP ("Wellington") reported aggregate beneficial ownership of approximately 9.90%, or 5,419,776 shares, of the Company's common stock as of December 31, 2009. Wellington reported that it possessed shared voting power over 3,983,229 shares and shared dispositive power over 5,419,776 shares. Wellington also reported that it did not possess sole voting or sole dispositive power over any shares beneficially owned.

(5) Based solely on a Schedule 13G/A filed with the SEC on February 16, 2010, Third Point LLC and certain of its affiliates ("Third Point") reported aggregate beneficial ownership of approximately 8.7%, or 4,780,000 shares, of the Company's common stock as of December 31, 2009. Third Point reported that it possessed shared voting power over 4,780,000 shares and shared dispositive power over 4,780,000 shares. Third Point also reported that it did not possess sole voting or sole dispositive power over any shares beneficially owned.

(6) Based solely on a Schedule 13G/A filed with the SEC on February 8, 2010, Dimensional Fund Advisors LP and certain of its affiliates ("DFA") reported aggregate beneficial ownership of approximately 6.94%, or 3,799,112 shares, of the Company's common stock as of December 31, 2009. DFA reported that it possessed sole voting power over 3,757,342 shares and sole dispositive power over 3,799,112 shares. DFA also reported that it did not possess shared voting or shared dispositive power over any shares beneficially owned.

(7) Based solely on a Schedule 13G/A filed with the SEC on February 12, 2010, Hotchkis and Wiley Capital Management, LLC ("Hotchkis") reported aggregate beneficial ownership of approximately 5.7%, or 3,139,700 shares, of the Company's common stock as of December 31, 2009. Hotchkis reported that it possessed sole voting power over 2,045,600 shares and sole dispositive power over 3,139,700 shares. Hotchkis also reported that it did not possess shared voting or shared dispositive power over any shares beneficially owned.

(8) Represents 17,500 shares of our common stock held directly, 0 shares of our common stock held indirectly and 0 shares of our common stock underlying stock options that are currently exercisable or that become exercisable within sixty days of April 2, 2010.

(9) Represents 0 shares of our common stock held directly, 0 shares of our common stock held indirectly and 21,554 shares of our common stock underlying stock options that are currently exercisable or that become exercisable within sixty days of April 2, 2010.

(10) Represents 47,062 shares of our common stock held directly, 625 shares of our common stock held indirectly and 41,739 shares of our common stock underlying stock options that are currently exercisable or that become exercisable within sixty days of April 2, 2010.

(11) Represents 7,007 shares of our common stock held directly, 0 shares of our common stock held indirectly and 108,614 shares of our common stock underlying stock options that are currently exercisable or that become exercisable within sixty days of April 2, 2010.

(12) Represents 17,655 shares of our common stock held directly, 0 shares of our common stock held indirectly and 47,766 shares of our common stock underlying stock options that are currently exercisable or that become exercisable within sixty days of April 2, 2010.

(13) Represents 250 shares of our common stock held indirectly by Brinkley Investments, LLC, a partnership among Mr. Brinkley, his wife and his children. Excludes 20,446 shares of our common stock underlying fully vested restricted stock units held as of April 2, 2010. See Footnote 19 below for further information.

(14) Represents 7,000 shares of our common stock held directly. Excludes 9,223 shares of our common stock underlying fully vested restricted stock units held as of April 2, 2010. See Footnote 19 below for further information.

(15) Represents 5,000 shares of our common stock held directly. Excludes 6,261 shares of our common stock underlying fully vested restricted stock units held as of April 2, 2010. See Footnote 19 below for further information.

(16) Represents 5,000 shares of our common stock held indirectly. Excludes 6,312 shares of our common stock underlying fully vested restricted stock units held as of April 2, 2010. See Footnote 19 below for further information.

(17) Ms. Reif commenced service on the Board on April 1, 2010.

(18) Represents 2,000 shares of our common stock held directly. Excludes 3,303 shares of our common stock underlying fully vested restricted stock units held as of April 2, 2010. See Footnote 19 below for further information.

(19) Each non-employee director has been granted Director RSUs that are immediately vested upon grant and that are settled in shares of our common stock either 200 days (in the case of elective deferrals of director compensation) or one year (in the case of non-elective deferrals of director compensation) after the director is no longer a member of the Board. Each Director RSU represents the right to receive one share of our common stock upon settlement of such Director RSU. Director RSUs may not be sold or otherwise transferred for value, and directors have no right to acquire the shares underlying Director RSUs, prior to the date that is either 200 days or one year, as applicable, after termination of service on the Board. As a result, the shares underlying Director RSUs have been omitted from the above table. As of April 2, 2010, Messrs. Brinkley, Egan, Loren, Parseghian and Wetzel and Ms. Reif held 20,446, 9,223, 6,261, 6,312, 3,303 and 0 Director RSUs, respectively.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and any persons that beneficially own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC and the NYSE. To the Company's knowledge, based solely upon our review of Forms 3 and 4 that have been filed with the SEC and written representations from our executive officers and directors that no Form 5s were required, we believe that all of our executive officers, directors and greater than ten percent beneficial owners complied with all Section 16(a) filing requirements applicable to them with respect to transactions during 2009, except for the known failure to timely file a Form 3 by Mr. Parseghian, which Form 3 was filed six days late, and the known failure to file any Section 16(a) reports by BlackRock, Inc. On January 8, 2010, BlackRock, Inc. filed a Schedule 13G/A reporting beneficial ownership of 12.09% of our outstanding common stock as of December 31, 2009.

STOCKHOLDER PROPOSALS FOR 2011 ANNUAL MEETING OF STOCKHOLDERS

We provide stockholders with the opportunity, under certain circumstances and consistent with our amended and restated by-laws and the rules of the SEC, to participate in the governance of the Company by submitting proposals and director nominations for consideration at the Company's annual meeting of stockholders. Proposals from stockholders are given careful consideration by us in accordance with Rule 14a-8 promulgated under the Exchange Act ("Rule 14a-8"). For a proposal to be included in the Company's proxy statement and proxy card for the Company's 2011 Annual Meeting of Stockholders, such proposal must comply with Rule 14a-8 and must be received by us in writing no later than February 15, 2011. Additionally, if the Company's 2010 Annual Meeting of Stockholders is held on June 15, 2010, as expected, any stockholder proposal or director nomination for the Company's 2011 Annual Meeting of Stockholders that is not intended for inclusion in the Company's proxy statement and proxy card in respect of such meeting will be considered "untimely" if it is received by us earlier than February 15, 2011 or after March 17, 2011. An untimely proposal may not be brought before or considered at our 2011 Annual Meeting of Stockholders. Any stockholder proposal or director nomination submitted must also be made in compliance with our amended and restated by-laws. For more information regarding our by-law procedures for director nominations, please refer to "Corporate Governance — Nomination Process and Qualifications for Director Nominees."

Proxies solicited by the Board for the Company's 2011 Annual Meeting of Stockholders may confer discretionary authority to vote on any untimely stockholder proposals or director nominations without express direction from stockholders giving such proxies. All stockholder proposals and director nominations must be addressed to the attention of the Company's Secretary at PHH Corporation, 3000 Leadenhall Road, Mount Laurel, New Jersey 08054. The chairman of the Company's annual meeting of stockholders may refuse to acknowledge the introduction of any stockholder proposal or director nomination not made in compliance with the foregoing procedures.

HOUSEHOLDING INFORMATION

Stockholders that share the same address may not receive separate copies of proxy materials, unless we have received contrary instructions from such stockholders. This practice is known as "householding" and is intended to reduce the printing and postage costs associated with mailing duplicative sets of proxy materials to stockholders sharing the same address. If you are receiving multiple sets of our proxy materials and wish to receive only one set in the future, or if you are currently only receiving one set of our proxy materials and wish to receive separate sets of proxy materials for you and the other stockholders sharing your address, please notify us or your bank, broker or other nominee by indicating your preference on the enclosed proxy card or vote instruction form. We will deliver an additional copy of our proxy materials to you, without charge, upon written request sent to Investor Relations at PHH Corporation, 3000 Leadenhall Road, Mount Laurel, New Jersey 08054. Our proxy materials are also available on our website at http://www.phh.com.

OTHER BUSINESS

As of April 30, 2010, our Board is not aware of any other business to come before the meeting. However, if any additional matters are presented at the meeting, it is the intention of the persons named in the accompanying proxy to vote in accordance with their judgment on those matters.

By Order of the Board of Directors



William F. Brown
Senior Vice President, General Counsel and Secretary

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________ to ______________

Commission File No. 1-7797

PHH CORPORATION

(Exact name of registrant as specified in its charter)

MARYLAND	**52-0551284**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
3000 LEADENHALL ROAD MT. LAUREL, NEW JERSEY	**08054**
(Address of principal executive offices)	*(Zip Code)*

856-917-1744

(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
Common Stock, par value $0.01 per share	The New York Stock Exchange
Preference Stock Purchase Rights	The New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of our Common stock held by non-affiliates of the registrant as of June 30, 2009 was $988.295 million.

As of February 17, 2010, 54,774,639 shares of PHH Common stock were outstanding.

Documents Incorporated by Reference: Portions of the registrant's definitive Proxy Statement for the 2010 Annual Meeting of Stockholders, which will be filed by the registrant on or prior to 120 days following the end of the registrant's fiscal year ended December 31, 2009 are incorporated by reference in Part III of this Report.

TABLE OF CONTENTS

Except as expressly indicated or unless the context otherwise requires, the "Company," "PHH," "we," "our" or "us" means PHH Corporation, a Maryland corporation, and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this Annual Report on Form 10-K for the year ended December 31, 2009 (this "Form 10-K") that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are subject to known and unknown risks, uncertainties and other factors and were derived utilizing numerous important assumptions that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements.

Statements preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "projects," "estimates," "plans," "may increase," "may fluctuate" and similar expressions or future or conditional verbs such as "will," "should," "would," "may" and "could" are generally forward-looking in nature and are not historical facts. Forward-looking statements in this Form 10-K include, but are not limited to, the following: (i) our belief that we have developed an industry-leading technology infrastructure; (ii) our belief that any existing legal claims or proceedings would not have a material adverse effect on our business, financial position, results of operations or cash flows; (iii) our continued belief that the amount of securities held in trust related to our potential obligation from our reinsurance agreements will be significantly higher than claims expected to be paid; (iv) our belief that the Homeowner Affordability Stability Plan ("HASP") programs had a favorable impact on mortgage industry originations during 2009 and may continue into 2010; (v) our expectations regarding origination volumes, including refinance originations, and loan margins in the mortgage industry; (vi) our belief that the higher margins experienced in the mortgage industry are reflective of a longer-term view of the returns required to manage the underlying risk of a mortgage production business; (vii) our belief that HASP's loan modification program provides additional opportunities for our Mortgage Servicing segment and could reduce our exposure to future foreclosure-related losses; (viii) our expectation that the reorganized General Motors and Chrysler may be more financially viable suppliers in the future and our belief that any disruption in vehicle production by the North American automobile manufacturers would have little impact on our ability to provide our clients with vehicle leases as we would have the alternative to rely on foreign suppliers; (ix) our belief that trends in the North American automobile industry have been reflected in our Fleet Management Services segment; (x) our expectation that as the fleets of our Fleet Management Services segment's clients age, they may require greater levels of maintenance services; (xi) our belief that the modifications in our lease pricing are reflective of revised pricing throughout the industry; (xii) our belief that our sources of liquidity are adequate to fund operations for the next 12 months; (xiii) our expected capital expenditures for 2010; (xiv) our belief that we would have various periods to cure an event of default if one or more notices of default were to be given by our lenders or trustees under certain of our financing agreements; (xv) our expectation that the London Interbank Offered Rate ("LIBOR") and commercial paper, long-term United States ("U.S.") Treasury Department (the "Treasury") and mortgage interest rates will remain our primary benchmark for market risk for the foreseeable future; (xvi) our expectations regarding access to and spreads on future securities that may be issued by our wholly owned subsidiary, Chesapeake Funding LLC; (xvii) our expectation that U.S. and Canadian asset backed securities markets will continue to improve during the remainder of 2010 and that we will be able to take advantage of this improvement; (xviii) our expectation that increased reliance on the natural business hedge could result in greater volatility in the results of our Mortgage Servicing segment; (xix) our expectations regarding the impact of the adoption of recently issued accounting pronouncements on our financial statements;

(xx) the anticipated amounts of amortization expense for amortizable intangible assets for the next five fiscal years and (xxi) our expected contribution to our defined benefit pension plan during 2010.

The factors and assumptions discussed below and the risk factors in "Part I—Item 1A. Risk Factors" in this Form 10-K could cause actual results to differ materially from those expressed in any such forward-looking statements:

- the effects of environmental, economic or political conditions on the international, national or regional economy, the outbreak or escalation of hostilities or terrorist attacks and the impact thereof on our businesses;
- the effects of continued market volatility or continued economic decline on the availability and cost of our financing arrangements, the value of our assets and the price of our Common stock;
- the effects of a continued decline in the volume or value of U.S. home sales and home prices, due to adverse economic changes or otherwise, on our Mortgage Production and Mortgage Servicing segments;
- the effects of changes in current interest rates on our business and our financing costs;
- our decisions regarding the use of derivatives related to mortgage servicing rights ("MSRs"), if any, and the resulting potential volatility of the results of operations of our Mortgage Servicing segment;
- the effects of increases in our actual and projected repurchases of, indemnification given in respect of, or related losses associated with, sold mortgage loans for which we have provided representations and warranties or other contractual recourse to purchasers and insurers of such loans, including increases in our loss severity and reserves associated with such loans;
- the effects of reinsurance claims in excess of projected levels and in excess of reinsurance premiums we are entitled to receive or amounts currently held in trust to pay such claims;
- the effects of any significant adverse changes in the underwriting criteria of government-sponsored entities, including the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac");
- the effects of the insolvency of any of the counterparties to our significant customer contracts or financing arrangements or the inability or unwillingness of such counterparties to perform their respective obligations under such contracts;
- the ability to develop and implement operational, technological and financial systems to manage our operations and to achieve enhanced earnings or effect cost savings;
- the effects of competition in our existing and potential future lines of business, including the impact of consolidation within the industries in which we operate and competitors with greater financial resources and broader product lines;
- the effects of the decline in the results of operations or financial condition of automobile manufacturers and/or their willingness or ability to make new vehicles available to us on commercially favorable terms, if at all;
- the ability to quickly reduce overhead and infrastructure costs in response to a reduction in revenue;
- the ability to implement fully integrated disaster recovery technology solutions in the event of a disaster;
- the ability to obtain financing on acceptable terms, if at all, to finance our operations or growth strategy, to operate within the limitations imposed by our financing arrangements and to maintain the amount of cash required to service our indebtedness;
- the ability to maintain our relationships with our existing clients;
- a deterioration in the performance of assets held as collateral for secured borrowings;
- the impact of the failure to maintain our credit ratings;

- any failure to comply with certain financial covenants under our financing arrangements;
- the effects of the declining health of the U.S. and global banking systems, the consolidation of financial institutions and the related impact on the availability of credit;
- the impact of the Emergency Economic Stabilization Act of 2008 (the "EESA") enacted by the U.S. government on the securities markets and valuations of mortgage-backed securities ("MBS");
- the impact of actions taken or to be taken by the Treasury and the Federal Reserve Bank on the credit markets and the U.S. economy;
- the impact of the adverse conditions in the North American automotive industry and
- changes in laws and regulations, including changes in accounting standards, mortgage- and real estate-related regulations and state, federal and foreign tax laws.

Other factors and assumptions not identified above were also involved in the derivation of these forward-looking statements, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. In addition, we operate in a rapidly changing and competitive environment. New risk factors may emerge from time to time, and it is not possible to predict all such risk factors.

The factors and assumptions discussed above may have an impact on the continued accuracy of any forward-looking statements that we make. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law. For any forward-looking statements contained in any document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

PART I

Item 1. *Business*

History

We were incorporated in 1953 as a Maryland corporation. For periods between April 30, 1997 and February 1, 2005, we were a wholly owned subsidiary of Cendant Corporation (now known as Avis Budget Group, Inc., but is referred to herein as "Cendant") and its predecessors that provided and serviced mortgage loans for homeowners, facilitated employee relocations and provided vehicle fleet management and fuel card services to commercial clients. On February 1, 2005, we began operating as an independent, publicly traded company pursuant to our spin-off from Cendant (the "Spin-Off").

Overview

We are a leading outsource provider of mortgage and fleet management services. We conduct our business through three operating segments: a Mortgage Production segment, a Mortgage Servicing segment and a Fleet Management Services segment.

Our Mortgage Production segment originates, purchases and sells mortgage loans through PHH Mortgage Corporation and its subsidiaries (collectively, "PHH Mortgage"), which includes PHH Home Loans, LLC (together with its subsidiaries, "PHH Home Loans" or the "Mortgage Venture") and Speedy Title & Appraisal Review Services LLC ("STARS"). PHH Home Loans is a mortgage venture that we maintain with Realogy Corporation ("Realogy") that began operations in October 2005. We own 50.1% of PHH Home Loans through our wholly owned subsidiary, PHH Broker Partner Corporation ("PHH Broker Partner"), and Realogy owns the remaining 49.9% through its wholly owned subsidiary, Realogy Services Venture Partner, Inc. ("Realogy Venture Partner"). PHH Mortgage, STARS and PHH Home Loans conduct business throughout the U.S. Our Mortgage Production segment focuses on providing private-label mortgage services to financial institutions and real estate brokers.

Our Mortgage Servicing segment services mortgage loans originated by PHH Mortgage and PHH Home Loans, purchases MSRs and acts as a subservicer for certain clients that own the underlying MSRs. Mortgage loan servicing consists of collecting loan payments, remitting principal and interest payments to investors, managing escrow funds for the payment of mortgage-related expenses, such as taxes and insurance, and otherwise administering our mortgage loan servicing portfolio. Our Mortgage Servicing segment also includes our mortgage reinsurance business, Atrium Insurance Corporation ("Atrium"), a wholly owned subsidiary and monoline mortgage guaranty insurance company.

Our Fleet Management Services segment provides commercial fleet management services to corporate clients and government agencies throughout the U.S. and Canada through our wholly owned subsidiary, PHH Vehicle Management Services Group LLC ("PHH Arval") (our Fleet Management Services segment). PHH Arval is a fully integrated provider of fleet management services with a broad range of product offerings. These services include management and leasing of vehicles and other fee-based services for our clients' vehicle fleets, which include vehicle maintenance services, fuel card services and accident management services.

Available Information

Our principal offices are located at 3000 Leadenhall Road, Mt. Laurel, NJ 08054. Our telephone number is (856) 917-1744. Our corporate website is located at www.phh.com, and our reports filed or furnished pursuant to Section 13(a) of the Exchange Act are available free of charge on our website under the tabs "Investor Relations—SEC Reports" as soon as reasonably practicable after such reports are electronically filed with or furnished to the Securities and Exchange Commission (the "SEC"). Our Corporate Governance Guidelines, our Code of Business Conduct and the charters of the committees of our Board of Directors are also available on our corporate website and printed copies are available upon request. The information contained on our corporate website is not part of this Form 10-K.

Interested readers may also read and copy any materials that we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Readers may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site (www.sec.gov) that contains our filings.

OUR BUSINESS

The following table sets forth the composition of our Net revenues by segment for the years ended December 31, 2009, 2008 and 2007:

	Year Ended December 31,		
	2009	2008	2007
Mortgage Production	34%	22%	9%
Mortgage Servicing[1]	3%	(13)%	8%
Combined Mortgage Services Segments	37%	9%	17%
Fleet Management Services	63%	89%	83%
Other[2]	—	2%	—

[1] As a result of unfavorable Valuation adjustments related to mortgage servicing rights, net, our Mortgage Servicing segment generated negative net revenues for the year ended December 31, 2008.

[2] Represents certain income and expenses not allocated to the three reportable segments, primarily related to a terminated merger agreement with General Electric Capital Corporation, for the year ended December 31, 2008.

Mortgage Services

Our combined mortgage services segments consist of our Mortgage Production and Mortgage Servicing segments. Our Mortgage Production segment focuses on providing mortgage services, including private-label mortgage services, to financial institutions and real estate brokers through PHH Mortgage and PHH Home Loans, which conduct business throughout the U.S. PHH Mortgage generally sells all mortgage loans that it originates to secondary market investors, which include a variety of institutional investors, within 60 days of origination and typically retains the MSRs on the mortgage loans that it sells. MSRs are the rights to receive a portion of the interest coupon and fees collected from the mortgagors for performing specified mortgage servicing activities, which consist of collecting loan payments, remitting principal and interest payments to investors, managing escrow funds for the payment of mortgage-related expenses such as taxes and insurance and otherwise administering our mortgage loan servicing portfolio. We principally generate revenue in our Mortgage Servicing segment through fees earned for servicing mortgage loans held by investors where we retain the MSRs on sold mortgage loans or act as a subservicer for certain clients that own the underlying MSRs. Our Mortgage Servicing segment also includes the results of our reinsurance activities from our wholly owned subsidiary, Atrium.

The following table sets forth the Net revenues, segment profit (loss) (as described in Note 21, "Segment Information" in the accompanying Notes to Consolidated Financial Statements included in this Form 10-K) and Assets for our Mortgage Production and Mortgage Servicing segments for each of the years ended and as of December 31, 2009, 2008 and 2007:

	Year Ended and As of December 31,		
	2009	2008[(1)(2)(3)]	2007
	(In millions)		
Net Revenues:			
Mortgage Production	$ 880	$ 462	$ 205
Mortgage Servicing	82	(276)	176
Combined Mortgage Services Segments	$ 962	$ 186	$ 381
Segment Profit (Loss):			
Mortgage Production	$ 306	$ (90)	$ (226)
Mortgage Servicing	(85)	(430)	75
Combined Mortgage Services Segments	$ 221	$ (520)	$ (151)
Assets:			
Mortgage Production	$ 1,464	$ 1,228	$ 1,840
Mortgage Servicing	2,269	2,056	2,498
Combined Mortgage Services Segments	$ 3,733	$ 3,284	$ 4,338

(1) The Mortgage Servicing segment generated negative Net revenues for 2008 primarily due to a net loss on MSR risk management activities of $466 million.

(2) See "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—2008 vs 2007—Segment Results—Mortgage Production Segment" for a discussion regarding fair value accounting principles adopted on January 1, 2008, which impact the comparability of 2007 results to subsequent periods.

(3) During 2008, we recorded a non-cash Goodwill impairment of $61 million related to the PHH Home Loans reporting unit. Net loss attributable to noncontrolling interest for 2008 was impacted by $30 million as a result of the Goodwill impairment. Segment loss for 2008 was impacted by $31 million as a result of the Goodwill impairment.

Mortgage Production Segment

The Mortgage Production segment principally generates revenue through fee-based mortgage loan origination services and sales of mortgage loans into the secondary market. During 2009, 95% of our mortgage loan sales were to Fannie Mae, Freddie Mac or the Government National Mortgage Association ("Ginnie Mae") (collectively, "Government-Sponsored Enterprises" or "GSEs") and the remaining 5% were sold to private investors. For the nine months ended September 30, 2009, PHH Mortgage was the 4th largest retail originator of residential mortgage loans and the 9th largest overall residential mortgage originator, according to *Inside Mortgage Finance*. We are a leading outsource provider of mortgage loan origination services to financial institutions and the only mortgage company authorized to use the Century 21, Coldwell Banker and ERA brand names in marketing our mortgage loan products through the Mortgage Venture and other arrangements that we have with Realogy. For the year ended December 31, 2009, we originated mortgage loans for approximately 19% of the transactions in which real estate brokerages owned by Realogy represented the home buyer and approximately 3% of the transactions in which real estate brokerages franchised by Realogy represented the home buyer.

We originate mortgage loans through three principal business channels: financial institutions (on a private-label basis), real estate brokers (including brokers associated with brokerages owned or franchised by Realogy and Third-Party Brokers, as defined below) and relocation (mortgage services for clients of Cartus Corporation (together with its subsidiaries, "Cartus")).

- ***Financial Institutions Channel:*** We are a leading provider of private-label mortgage loan originations for financial institutions and other entities throughout the U.S. In this channel, we offer a complete outsourcing solution, from processing applications through funding for clients that wish to offer mortgage services to their customers, but are not equipped to handle all aspects of the process cost-effectively. Representative clients include Merrill Lynch Credit Corporation ("Merrill Lynch") and Charles Schwab Bank ("Charles Schwab"), which represented approximately 16% and 15% of our mortgage loan originations for the year ended December 31, 2009, respectively.

- ***Real Estate Brokers Channel:*** We work with real estate brokers to provide their customers with mortgage loans. Through our affiliations with real estate brokers, we have access to home buyers at the time of purchase. In this channel, we work with brokers associated with NRT Incorporated, Realogy's owned real estate brokerage business (together with its subsidiaries, "NRT"), brokers associated with Realogy's franchised brokerages ("Realogy Franchisees") and brokers that are not affiliated with Realogy ("Third-Party Brokers"). Realogy has agreed that the residential and commercial real estate brokerage business owned and operated by NRT and the title and settlement services business owned and operated by Title Resource Group LLC (together with its subsidiaries, "TRG") will exclusively recommend the Mortgage Venture as provider of mortgage loans to: (i) the independent sales associates affiliated with Realogy Services Group LLC and Realogy Venture Partner (together with Realogy Services Group LLC and their respective subsidiaries, the "Realogy Entities"), excluding the independent sales associates of any Realogy Franchisee acting in such capacity and (ii) all customers of the Realogy Entities (excluding Realogy Franchisees or any employee or independent sales associate thereof acting in such capacity). In general, our capture rate of mortgage loans where we are the exclusive recommended provider is much higher than in other situations. Realogy Franchisees, including Coldwell Banker Real Estate Corporation, Century 21 Real Estate LLC, ERA Franchise Systems, Inc. and Sotheby's International Affiliates, Inc. have agreed to recommend exclusively PHH Mortgage as provider of mortgage loans to their respective independent sales associates. Additionally, for Realogy Franchisees and Third-Party Brokers, we endeavor to enter into separate marketing service agreements ("MSAs") or other arrangements whereby we are the exclusive recommended provider of mortgage loans to each franchise or broker. We have entered into exclusive MSAs with 7% of Realogy Franchisees as of December 31, 2009. Following the Realogy Spin-Off, Realogy is a leading franchisor of real estate brokerage services in the U.S. In this channel, we primarily operate on a private-label basis, incorporating the brand name associated with the real estate broker, such as Coldwell Banker Mortgage, Century 21 Mortgage or ERA Mortgage. Substantially all of the originations through this channel during the years ended December 31, 2009, 2008 and 2007 were originated from Realogy and the Realogy Franchisees.

- ***Relocation Channel:*** In this channel, we work with Cartus, Realogy's relocation business, to provide mortgage loans to employees of Cartus' clients. Cartus is the industry leader of outsourced corporate relocation services in the U.S. Substantially all of the originations through this channel during the years ended December 31, 2009, 2008 and 2007 were from Cartus.

Included in the Real Estate Brokers and Relocation Channels described above is the Mortgage Venture that we have with Realogy.

Our mortgage loan origination channels are supported by three distinct platforms:

- ***Teleservices:*** We operate a teleservices operation (also known as our Phone In, Move In program) that provides centralized processing along with consistent customer service. We utilize Phone In, Move In for all three origination channels described above. We also maintain multiple internet sites that provide online mortgage application capabilities for our customers.

- ***Field Sales Professionals:*** Members of our field sales force are generally located in real estate brokerage offices or are affiliated with financial institution clients around the U.S., and are equipped to provide product information, quote interest rates and help customers prepare mortgage applications. Through our MyChoice™ program, certain of our mortgage advisors are assigned a dedicated territory for marketing efforts and customers are provided with the option of applying for mortgage loans over the telephone, in person or online through the internet.

- ***Closed Mortgage Loan Purchases:*** We purchase closed mortgage loans from community banks, credit unions, mortgage brokers and mortgage bankers. We also acquire mortgage loans from mortgage brokers that receive applications from and qualify the borrowers.

The following table sets forth the composition of our mortgage loan originations by channel and platform for each of the years ended December 31, 2009, 2008 and 2007:

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in millions)		
Loans closed to be sold	$ 29,370	$ 20,753	$ 29,207
Fee-based closings	8,194	13,166	10,338
Total closings	$ 37,564	$ 33,919	$ 39,545
Loans sold	$ 29,002	$ 21,079	$ 30,346
Total Mortgage Originations by Channel:			
Financial institutions	63%	63%	55%
Real estate brokers	35%	33%	40%
Relocation	2%	4%	5%
Total Mortgage Originations by Platform:			
Teleservices	47%	58%	54%
Field sales professionals	38%	27%	23%
Closed mortgage loan purchases	15%	15%	23%

Fee-based closings are comprised of mortgage loans originated for others (including brokered loans and loans originated through our financial institutions channel). Loans originated by us and purchased from financial institutions are included in loans closed to be sold while loans originated by us and retained by financial institutions are included in fee-based closings.

The following table sets forth the composition of our mortgage loan originations by product type for each of the years ended December 31, 2009, 2008 and 2007:

	Year Ended December 31,		
	2009	2008	2007
Fixed rate	81%	59%	65%
Adjustable rate	19%	41%	35%
Purchase closings	41%	63%	65%
Refinance closings	59%	37%	35%
Conforming[(1)]	82%	64%	60%
Non-conforming:			
Jumbo[(2)]	13%	19%	24%
Alt-A[(3)]	—	—	4%
Second lien	5%	15%	9%
Other	—	2%	3%
Total Non-conforming	18%	36%	40%

(1) Represents mortgage loans that conform to the standards of the GSEs.

(2) Represents mortgage loans that have loan amounts exceeding the GSE guidelines.

(3) Represents mortgage loans that are made to borrowers with prime credit histories, but do not meet the documentation requirements of a conforming loan.

Appraisal Services Business

Our Mortgage Production segment includes our appraisal services business, STARS, which provides appraisal services utilizing a network of approximately 4,600 third-party professional licensed appraisers offering local coverage throughout the U.S. and also provides credit research, flood certification and tax services. The appraisal services business is closely linked to the processes by which our mortgage operations originate mortgage loans and derives substantially all of its business from our various channels. The results of operations and financial position of STARS are included in our Mortgage Production segment for all periods presented.

Mortgage Servicing Segment

The following table sets forth summary data of our mortgage loan servicing activities for the years ended and as of December 31, 2009, 2008 and 2007:

	Year Ended and As of December 31,		
	2009	2008	2007
	(Dollars in millions, except average loan size)		
Average loan servicing portfolio	$ 149,628	$ 152,681	$ 163,107
Ending loan servicing portfolio[1]	$ 151,481	$ 149,750	$ 159,183
Number of loans serviced[1]	954,063	975,120	1,063,187
Average loan size	$ 158,775	$ 153,571	$ 149,723
Weighted-average interest rate	5.3%	5.8%	6.1%
Delinquent Mortgage Loans:[2]			
30 days	2.26%	2.31%	1.93%
60 days	0.69%	0.62%	0.46%
90 days or more	1.73%	0.74%	0.41%
Total delinquencies	4.68%	3.67%	2.80%
Foreclosures/real estate owned/bankruptcies	2.84%	1.83%	0.87%
Major Geographical Concentrations:			
California	13.6%	12.4%	11.4%
Florida	7.1%	7.2%	7.3%
New Jersey	6.7%	7.1%	7.7%
New York	6.5%	6.7%	7.0%
Other	66.1%	66.6%	66.6%

(1) As of December 31, 2007, approximately 130,000 loans with an unpaid principal balance of $19.3 billion for which the underlying MSRs had been sold were included in our loan servicing portfolio. We subserviced these loans until the MSRs were transferred from our systems to the purchaser's systems during the second quarter of 2008.

(2) Represents the loan servicing portfolio delinquencies as a percentage of the total unpaid principal balance of the portfolio. See "Part II—Item 7A. Quantitative and Qualitative Disclosures About Market Risk—Consumer Credit Risk—Loan Recourse" for information regarding the delinquency of loans sold with recourse by us and those for which a breach of representation or warranty provision was identified subsequent to sale.

Mortgage Guaranty Reinsurance Business

Our Mortgage Servicing segment also includes our mortgage reinsurance business, Atrium, a wholly owned subsidiary and monoline mortgage guaranty insurance company. We provide mortgage reinsurance to certain third-party insurance companies that provide primary mortgage insurance ("PMI") on loans originated in our Mortgage Production segment, which generally includes conventional loans with an original loan amount in excess of 80% of the property's original appraised value. PMI benefits mortgage lenders as well as investors in asset-backed securities ("ABS") and/or pools of whole loans that are backed by insured mortgage loans. While we do not underwrite PMI directly, we provide reinsurance that covers losses in excess of a specified percentage of the principal balance of a given pool of mortgage loans, subject to a contractual limit. In exchange for assuming a portion of the risk of loss related to the reinsured loans, Atrium receives a portion of borrowers' premiums from the third-party insurance companies.

As of December 31, 2009, Atrium had outstanding reinsurance agreements that were inactive and in runoff with two primary mortgage insurers. While in runoff, Atrium will continue to collect premiums and have risk of loss on the existing population of loans reinsured, but may not add to that population of loans. (See "Part II—Item 7A. Quantitative and Qualitative Disclosures About Market Risk" in this Form 10-K for additional information regarding mortgage reinsurance.)

Competition

The principal factors for competition for our Mortgage Production and Mortgage Servicing segments are service, quality, products and price. Competitive conditions also can be impacted by shifts in consumer preference between variable-rate and fixed-rate mortgage loans, depending on the interest rate environment. In our Mortgage Production segment, we work with our clients to develop new and competitive loan products that address their specific customer needs. In our Mortgage Servicing segment, we focus on customer service while working to enhance the efficiency of our servicing platform. Excellent customer service is also a critical component of our competitive strategy to win new clients and maintain existing clients. We, along with our clients, consistently track and monitor customer service levels and look for ways to improve customer service.

According to *Inside Mortgage Finance*, PHH Mortgage was the 4th largest retail mortgage loan originator in the U.S. with a 3.6% market share as of September 30, 2009 and the 10th largest mortgage loan servicer with a 1.4% market share as of September 30, 2009. Some of our largest competitors include Bank of America, Wells Fargo Home Mortgage, Chase Home Finance and CitiMortgage. The consolidation or elimination of several of our largest competitors has resulted in reduced industry capacity and higher loan margins. Additionally, more restrictive underwriting standards and the elimination of Alt-A and subprime products has resulted in a more homogenous product offering, which has increased competition across the industry. Many of our competitors are larger than we are and have access to greater financial resources than we do, which can place us at a competitive disadvantage. In addition, many of our largest competitors are banks or affiliated with banking institutions, the advantages of which include, but are not limited to, the ability to hold new mortgage loan originations in an investment portfolio and have access to lower rate bank deposits as a source of liquidity.

Many smaller and mid-sized financial institutions may find it difficult to compete in the mortgage industry due to the consolidation in the industry and the need to invest in technology in order to reduce operating costs while maintaining compliance in an increasingly complex regulatory environment.

We are party to a strategic relationship agreement dated as of January 31, 2005 between PHH Mortgage, PHH Home Loans, PHH Broker Partner, Realogy Venture Partner and Cendant (the "Strategic Relationship Agreement"), which, among other things, restricts us and our affiliates, subject to limited exceptions, from engaging in certain residential real estate services, including any business conducted by Realogy. The Strategic Relationship Agreement also provides that we will not directly or indirectly sell any mortgage loans or mortgage loan servicing to certain competitors in the residential real estate brokerage franchise businesses in the U.S. (or any company affiliated with them).

See "— Our Business—Mortgage Production and Mortgage Servicing Segments—Mortgage Production Segment" and "— Item 1A. Risk Factors—Risks Related to our Business—The industries in which we operate are highly competitive and, if we fail to meet the competitive challenges in our industries, it could have a material adverse effect on our business, financial position, results of operations or cash flows." for more information.

Seasonality

Our Mortgage Production segment is generally subject to seasonal trends. These seasonal trends reflect the pattern in the national housing market. Home sales typically rise during the spring and summer seasons and decline during the fall and winter seasons. Seasonality has less of an effect on mortgage refinancing activity, which is primarily driven by prevailing mortgage rates. Our Mortgage Servicing segment is generally not subject to seasonal trends.

Trademarks and Intellectual Property

The trade names and related logos of our financial institution clients are material to our Mortgage Production and Mortgage Servicing segments. Our financial institution clients license the use of their names to us in connection with our private-label business. These trademark licenses generally run for the duration of our origination services agreements with such financial institution clients and facilitate the origination services that we provide to them. Realogy's brand names and related items, such as logos and domain names, of its owned and franchised residential real estate brokerages are material to our Mortgage Production and Mortgage Servicing segments. Realogy licenses its real estate brands and related items, such as logos and domain names, to us for use in our mortgage loan origination services that we provide to Realogy's owned real estate brokerage, relocation and settlement services businesses. In connection with the Spin-Off, TM Acquisition Corp., Coldwell Banker Real Estate Corporation, ERA Franchise Systems, Inc. and PHH Mortgage entered into a trademark license agreement pursuant to which PHH Mortgage was granted a license to use certain of Realogy's real estate brand names and related items, such as domain names, in connection with our mortgage loan origination services on behalf of Realogy's franchised real estate brokerage business. PHH Home Loans is party to its own trademark license agreement with TM Acquisition Corp., Coldwell Banker Real Estate Corporation and ERA Franchise Systems, Inc. pursuant to which PHH Home Loans was granted a license to use certain of Realogy's real estate brand names and related items, such as domain names, in connection with our mortgage loan origination services on behalf of Realogy's owned real estate brokerage business owned and operated by NRT, the relocation business owned and operated by Cartus and the settlement services business owned and operated by TRG.

Mortgage Regulation

Our Mortgage Production and Mortgage Servicing segments are subject to numerous federal, state and local laws and regulations and may be subject to various judicial and administrative decisions imposing various requirements and restrictions on our business. These laws, regulations and judicial and administrative decisions to which our Mortgage Production and Mortgage Servicing segments are subject include those pertaining to: real estate settlement procedures; fair lending; fair credit reporting; truth in lending; compliance with net worth and financial statement delivery requirements; compliance with federal and state disclosure requirements; the establishment of maximum interest rates, finance charges and other charges; secured transactions; collection, foreclosure, repossession and claims-handling procedures; other trade practices and privacy regulations providing for the use and safeguarding of non-public personal financial information of borrowers and guidance on non-traditional mortgage loans issued by the federal financial regulatory agencies. By agreement with our financial institution clients, we are required to comply with additional requirements that our clients may be subject to through their regulators.

(See "— Item 1A. Risk Factors—Risks Related to our Business—The businesses in which we engage are complex and heavily regulated, and changes in the regulatory environment affecting our businesses could have a material adverse effect on our business, financial position, results of operations or cash flows." for more information.)

Insurance Regulation

Atrium, our wholly owned insurance subsidiary, is subject to insurance regulations relating to, among other things: standards of solvency that must be met and maintained; the licensing of insurers and their agents; the nature of and limitations on investments; premium rates; restrictions on the size of risks that may be insured under a single policy; reserves and provisions for unearned premiums, losses and other obligations; deposits of securities for the benefit of policyholders; approval of policy forms and the regulation of market conduct, including the use of credit information in underwriting as well as other underwriting and claims practices. State insurance regulators also conduct periodic examinations and require the filing of annual and other reports relating to the financial condition of companies and other matters.

As a result of our ownership of Atrium, we are subject to state insurance laws and regulations, as well as certain other laws, which, among other things, limit Atrium's ability to declare and pay dividends except from cash in excess of the aggregate of Atrium's paid-in capital, paid-in surplus and contingency reserve. Additionally, anyone seeking to acquire, directly or indirectly, 10% or more of Atrium's outstanding common stock, or otherwise proposing to engage in a transaction involving a change in control of Atrium, may be required to obtain the prior approval of the applicable state insurance regulator. (See "— Item 1A. Risk Factors—Risks Related to our Business—The businesses in which we engage are complex and heavily regulated, and changes in the regulatory environment affecting our businesses could have a material adverse effect on our business, financial position, results of operations or cash flows." for more information.)

Fleet Management Services Segment

We provide fleet management services to corporate clients and government agencies through PHH Arval throughout the U.S. and Canada. We are a fully integrated provider of these services with a broad range of product offerings. We are the third largest provider of outsourced commercial fleet management services in the U.S. and Canada, combined, according to the *Automotive Fleet 2009 Fact Book.* We primarily focus on clients with fleets of greater than 75 vehicles. As of December 31, 2009, we had more than 300,000 vehicles leased, primarily consisting of cars and light trucks and, to a lesser extent, medium and heavy trucks, trailers and equipment and approximately 245,000 additional vehicles serviced under fuel cards, maintenance cards, accident management services arrangements and/or similar arrangements. During the year ended December 31, 2009, we purchased approximately 41,000 vehicles. The following table sets forth the Net revenues, segment profit (as described in Note 21, "Segment Information" in the accompanying Notes to Consolidated Financial Statements included in this Form 10-K) and Assets for our Fleet Management Services segment for each of the years ended and as of December 31, 2009, 2008 and 2007:

	Year Ended and As of December 31,		
	2009	2008	2007
		(In millions)	
Fleet Management Services Net revenues	$ 1,649	$ 1,827	$ 1,861
Fleet Management Services Segment profit	54	62	116
Fleet Management Services Assets	4,331	4,956	5,023

We offer fully integrated services that provide solutions to clients subject to their business objectives. We place an emphasis on customer service and focus on a consultative approach with our clients. Our employees support each client in achieving the full benefits of outsourcing fleet management, including lower costs and increased productivity. We offer 24-hour customer service for the end-users of our products and services. We believe we have developed an industry-leading technology infrastructure. Our data warehousing, information management and online systems provide clients access to customized reports to better monitor and manage their corporate fleets.

We provide corporate clients and government agencies the following services and products:

- ***Fleet Leasing and Fleet Management Services.*** These services include vehicle leasing, fleet policy analysis and recommendations, benchmarking, vehicle recommendations, ordering and purchasing vehicles, arranging for vehicle delivery and administration of the title and registration process, as well as tax and insurance requirements, pursuing warranty claims and remarketing used vehicles. We also offer various leasing options, financed primarily through the issuance of variable-rate notes and borrowings through an asset-backed structure. For the year ended December 31, 2009, we averaged 314,000 leased vehicles. Substantially all of the residual risk on the value of the vehicle at the end of the lease term remains with the lessee for approximately 95% of our Net investment in fleet leases. These leases typically have a minimum lease term of 12 months and can be continued after that at the lessee's election for successive monthly renewals. Upon return of the vehicle by the lessee, we typically sell the vehicle into the secondary market and the client receives a credit or pays the difference between the sale proceeds and the undepreciated book value. For the remaining 5% of our Net investment in fleet leases, we retain the residual risk of the value of the vehicle at the end of the lease term. We maintain rigorous standards with respect to the creditworthiness of our clients. Net credit losses as a percentage of the ending balance of Net investment in fleet leases have not exceeded 0.01% in any of the last three fiscal years. During the years ended December 31, 2009, 2008 and 2007, our fleet leasing and fleet management servicing generated approximately 90%, 89% and 88%, respectively, of our Net revenues for our Fleet Management Services segment.

- ***Maintenance Services.*** We offer clients vehicle maintenance service cards that are used to facilitate payment for repairs and maintenance. We maintain an extensive network of third-party service providers in the U.S. and Canada to ensure ease of use by the clients' drivers. The vehicle maintenance service cards provide clients with the following benefits: (i) negotiated discounts off of full retail prices through our convenient supplier network; (ii) access to our in-house team of certified maintenance experts that monitor transactions for policy compliance, reasonability and cost-effectiveness and (iii) inclusion of vehicle maintenance transactions in a consolidated information and billing database, which assists clients with the evaluation of overall fleet performance and costs. For the year ended December 31, 2009, we averaged 275,000 maintenance service cards outstanding in the U.S. and Canada. We receive a fixed monthly fee for these services from our clients as well as additional fees from service providers in our third-party network for individual maintenance services.

- ***Accident Management Services.*** We provide our clients with comprehensive accident management services such as immediate assistance upon receiving the initial accident report from the driver (e.g., facilitating emergency towing services and car rental assistance), an organized vehicle appraisal and repair process through a network of third-party preferred repair and body shops and coordination and negotiation of potential accident claims. Our accident management services provide our clients with the following benefits: (i) convenient, coordinated 24-hour assistance from our call center; (ii) access to our relationships with the repair and body shops included in our preferred supplier network, which typically provide clients with favorable terms and (iii) expertise of our damage specialists, who ensure that vehicle appraisals and repairs are appropriate, cost-efficient and in accordance with each client's specific repair policy. For the year ended December 31, 2009, we averaged 305,000 vehicles that were participating in accident management programs with us in the U.S. and Canada. We receive fees from our clients for these services as well as additional fees from service providers in our third-party network for individual incident services.

- ***Fuel Card Services.*** We provide our clients with fuel card programs that facilitate the payment, monitoring and control of fuel purchases through PHH Arval. Fuel is typically the single largest fleet-related operating expense. By using our fuel cards, our clients receive the following benefits: access to more fuel brands and outlets than other private-label corporate fuel cards, point-of-sale processing technology for fuel card transactions that enhances clients' ability to monitor purchases and consolidated billing and access to other information on fuel card transactions, which assists clients with the evaluation of overall fleet performance and costs. Our fuel cards are offered through relationships with Wright Express LLC and another third party in the U.S. and a proprietary card in Canada, which offer expanded fuel management capabilities on one service card. For the year ended December 31, 2009, we averaged 282,000 fuel cards outstanding in the U.S. and Canada. We receive both monthly fees from our fuel card clients and additional fees from fuel partners and providers.

The following table sets forth the Net revenues attributable to our domestic and foreign operations for our Fleet Management Services segment for each of the years ended December 31, 2009, 2008 and 2007:

	Year Ended December 31,		
	2009	2008	2007
		(In millions)	
Net revenues:			
Domestic	$ 1,489	$ 1,702	$ 1,781
Foreign	160	125	80

The following table sets forth our Fleet Management Services segment's Assets located domestically and in foreign countries as of December 31, 2009, 2008 and 2007:

	As of December 31,		
	2009	2008	2007
		(In millions)	
Assets:			
Domestic	$ 3,756	$ 4,494	$ 4,699
Foreign	575	462	324

Leases

We lease vehicles to our clients under both open-end and closed-end leases. The majority of our leases are with corporate clients and are open-end leases, a form of lease in which the client bears substantially all of the vehicle's residual value risk.

Our open-end operating lease agreements provide for a minimum lease term of 12 months. At any time after the end of the minimum term, the client has the right to terminate the lease for a particular vehicle at which point, we generally sell the vehicle into the secondary market. If the net proceeds from the sale are greater than the vehicle's book value, the client receives the difference. If the net proceeds from the sale are less than the vehicle's book value, the client pays us substantially all of the difference. Closed-end leases, on the other hand, are generally entered into for a designated term of 24, 36 or 48 months. At the end of the lease, the client returns the vehicle to us. Except for excess wear and tear or excess mileage, for which the client is required to reimburse us, we then bear the risk of loss upon resale.

Open-end leases may be classified as operating leases or direct financing leases depending upon the nature of the residual guarantee. For operating leases, lease revenues, which contain a depreciation component, an interest component and a management fee component, are recognized over the lease term of the vehicle, which encompasses the minimum lease term and the month-to-month renewals. For direct financing leases, lease revenues contain an interest component and a management fee component. The interest component is recognized using the effective interest method over the lease term of the vehicle, which encompasses the minimum lease term and the month-to-month renewals. Amounts charged to the lessees for interest are determined in accordance with the pricing supplement to the respective master lease agreement and are calculated on a variable-rate basis, for approximately 76% of our Net investment in fleet leases as of December 31, 2009, that varies month-to-month in accordance with changes in the variable-rate index. Amounts charged to the lessees for interest on the remaining 24% of our Net investment in fleet leases as of December 31, 2009 are based on a fixed rate that would remain constant for the life of the lease. Amounts charged to the lessees for depreciation are based on the straight-line depreciation of the vehicle over its expected lease term. Management fees are recognized on a straight-line basis over the life of the lease. Revenue for other services is recognized when such services are provided to the lessee.

We originate certain of our truck and equipment leases with the intention of syndicating to banks and other financial institutions. When we sell operating leases, we sell the underlying assets and assign any rights to the leases, including future leasing revenues, to the banks or financial institutions. Upon the transfer and assignment of the rights associated with the operating leases, we record the proceeds from the sale as revenue and recognize an expense for the undepreciated cost of the asset sold. Upon the sale or transfer of rights to direct financing leases, the net gain or loss is recorded. Under certain of these sales agreements, we retain a portion of the residual risk in connection with the fair value of the asset at lease termination.

From time to time, we utilize certain direct financing lease funding structures, which include the receipt of substantial lease prepayments, for lease originations by our Canadian fleet management operations. The component of Net investment in fleet leases related to direct financing leases represents the lease payment receivable less any unearned income.

Trademarks and Intellectual Property

The service mark "PHH" and related trademarks and logos are material to our Fleet Management Services segment. All of the material marks used by us are registered (or have applications pending for registration) with the U.S. Patent and Trademark Office. All of the material marks used by us are also registered in Canada, and the "PHH" mark and logo are registered (or have applications pending) in those major countries where we have strategic partnerships with local providers of fleet management services. Except for the "Arval" mark, which we license from a third party so that we can do business as PHH Arval, we own the material marks used by us in our Fleet Management Services segment.

Competition

We differentiate ourselves from our competitors primarily on three factors: the breadth of our product offering; customer service and technology. Unlike certain of our competitors that focus on selected elements of the fleet management process, we offer fully integrated services. In this manner, we are able to offer customized solutions to clients regardless of their needs. We believe we have developed an industry-leading technology infrastructure. Our data warehousing, information management and online systems enable clients to download customized reports to better monitor and manage their corporate fleets. Our competitors in the U.S. and Canada include GE Commercial Finance Fleet Services, Wheels Inc., Automotive Resources International, Lease Plan International, and other local and regional competitors, including numerous competitors who focus on one or two products. Certain of our competitors are larger than we are and have access to greater financial resources than we do. Additionally, to the extent that our competitors have access to financing with more favorable terms than we do, we could be placed at a competitive disadvantage. (See "— Item 1A. Risk Factors—Risks Related to our Business—The businesses in which we engage are complex and heavily regulated, and changes in the regulatory environment affecting our businesses could have a material adverse effect on our business, financial position, results of operations or cash flows." for more information.)

Seasonality

The revenues generated by our Fleet Management Services segment are generally not seasonal.

Commercial Fleet Leasing Industry Regulation

We are subject to federal, state and local laws and regulations including those relating to taxing and licensing of vehicles and certain consumer credit and environmental protection. Our Fleet Management Services segment could be liable for damages in connection with motor vehicle accidents under the theory of vicarious liability in certain jurisdictions in which we do business. Under this theory, companies that lease motor vehicles may be subject to liability for the tortious acts of their lessees, even in situations where the leasing company has not been negligent. Our Fleet Management Services segment is subject to unlimited liability as the owner of leased vehicles in one major province in Canada, Alberta, and is subject to limited liability (e.g. in the event of a lessee's failure to meet certain insurance or financial responsibility requirements) in two major provinces, Ontario and British Columbia, and as many as fifteen jurisdictions in the U.S. Although our lease contracts require that each lessee indemnifies us against such liabilities, in the event that a lessee lacks adequate insurance coverage or financial resources to satisfy these indemnity provisions, we could be liable for property damage or injuries caused by the vehicles that we lease.

See "Part I—Item 1A. Risk Factors—Risks Related to our Business—The businesses in which we engage are complex and heavily regulated, and changes in the regulatory environment affecting our businesses could have a material adverse effect on our business, financial position, results of operations or cash flows." and "— Unanticipated liabilities of our Fleet Management Services segment as a result of damages in connection with motor vehicle accidents under the theory of vicarious liability could have a material adverse effect on our business, financial position, results of operations or cash flows." for more information.

EMPLOYEES

As of December 31, 2009, we employed a total of approximately 5,120 persons. Management considers our employee relations to be satisfactory. As of December 31, 2009, none of our employees were covered under collective bargaining agreements.

Item 1A. *Risk Factors*

RISKS RELATED TO OUR BUSINESS

The termination of our status as the exclusive recommended provider of mortgage products and services promoted by the residential and commercial real estate brokerage business owned and operated by Realogy's affiliate, NRT, the title and settlement services business owned and operated by Realogy's affiliate, TRG and the relocation business owned and operated by Realogy's affiliate, Cartus, could have a material adverse effect on our business, financial position, results of operations or cash flows.

Under the Strategic Relationship Agreement, we are the exclusive recommended provider of mortgage loans to the independent sales associates affiliated with the residential and commercial real estate brokerage business owned and operated by Realogy's affiliates and certain customers of Realogy. The marketing agreement entered into between Coldwell Banker Real Estate Corporation, Century 21 Real Estate LLC, ERA Franchise Systems, Inc., Sotheby's International Affiliates, Inc. and PHH Mortgage (the "Marketing Agreement") similarly provides that we are the exclusive recommended provider of mortgage loans and related products to the independent sales associates of Realogy's real estate brokerage franchisees, which include Coldwell Banker Real Estate Corporation, Century 21 Real Estate LLC, ERA Franchise Systems, Inc. and Sotheby's International Affiliates, Inc. For the year ended December 31, 2009, approximately 37% of loans originated by our Mortgage Production segment were derived from Realogy's affiliates.

Pursuant to the terms of the Mortgage Venture Operating Agreement, beginning on February 1, 2015, Realogy will have the right at any time upon two years' notice to us to terminate its interest in the Mortgage Venture. A termination of Realogy's interest in the Mortgage Venture could have a material adverse effect on our business, financial position, results of operations or cash flows. In addition, the Strategic Relationship Agreement provides that Realogy has the right to terminate the covenant requiring it to exclusively recommend us as the provider of mortgage loans to the independent sales associates affiliated with the residential and commercial real estate brokerage business owned and operated by Realogy's affiliates and certain customers of Realogy, following notice and a cure period, if:

- we materially breach any representation, warranty, covenant or other agreement contained in the Strategic Relationship Agreement, the Marketing Agreement, trademark license agreements (the "Trademark License Agreements") or certain other related agreements;
- we or the Mortgage Venture become subject to any regulatory order or governmental proceeding and such order or proceeding prevents or materially impairs the Mortgage Venture's ability to originate mortgage loans for any period of time (which order or proceeding is not generally applicable to companies in the mortgage lending business) in a manner that adversely affects the value of one or more of the quarterly distributions to be paid by the Mortgage Venture pursuant to the Mortgage Venture Operating Agreement;
- the Mortgage Venture otherwise is not permitted by law, regulation, rule, order or other legal restriction to perform its origination function in any jurisdiction, but in such case exclusivity may be terminated only with respect to such jurisdiction or
- the Mortgage Venture does not comply with its obligations to complete an acquisition of a mortgage loan origination company under the terms of the Strategic Relationship Agreement.

If Realogy were to terminate its exclusivity obligations with respect to us, it could have a material adverse effect on our business, financial position, results of operations or cash flows.

Continued or worsening general business, economic, environmental and political conditions could have a material adverse effect on our business, financial position, results of operations or cash flows.

Our businesses and operations are sensitive to general business and economic conditions in the U.S. The U.S. economic recession has impacted, and could further impact, the general condition of the U.S. economy including short-term and long-term interest rates, deflation, fluctuations in debt and equity capital markets, including the secondary market for mortgage loans and the housing market, both nationally and in the regions in which we conduct our businesses. These factors and certain other factors described in this "Risk Factors" section have negatively impacted our recent results of operations and could have a material adverse effect on our future business, financial position, results of operations or cash flows. A significant portion of our mortgage loan originations are made in a small number of geographical areas which include: California, Illinois and New Jersey. Some of these geographical areas have been significantly impacted by the U.S. economic recession which has impacted our results of operations, and any continuation or worsening of the current economic downturn in any of these geographical areas could have a material adverse effect on our business, financial position, results of operations or cash flows.

Adverse economic conditions have impacted and could continue to negatively impact home sales, real estate values and mortgage loan delinquency rates, which has impacted our results of operations and could have a material adverse effect on our business, financial position, results of operations or cash flows of our Mortgage Production and Mortgage Servicing segments. In addition, prolonged economic weakness that affects the industries in which the clients of our Fleet Management Services segment operate could continue to negatively impact our clients' demand for vehicles and could adversely impact our ability to retain existing clients or obtain new clients. Any inability of the automobile manufacturers to make new vehicles available to us on commercially favorable terms, or if at all, could have a further material adverse effect on our business, financial position, results of operations or cash flows of our Fleet Management Services segment.

Our business is significantly affected by monetary and related policies of the federal government, its agencies and government-sponsored entities. We are particularly affected by the policies of the Federal Reserve Board which regulates the supply of money and credit in the U.S. The Federal Reserve Board's policies, including initiatives to stabilize the U.S. housing market and to stimulate overall economic growth, affect the size of the mortgage loan origination market, the pricing of our interest-earning assets and the cost of our interest-bearing liabilities. Changes in any of these policies are beyond our control, difficult to predict, particularly in the current economic environment, and could have a material adverse effect on our business, financial position, results of operations or cash flows.

A host of other factors beyond our control could cause fluctuations in these conditions, including political events, such as civil unrest, war, acts or threats of war or terrorism and environmental events, such as hurricanes, earthquakes and other natural disasters could have a material adverse effect on our business, financial position, results of operations or cash flows.

Adverse developments in the secondary mortgage market could have a material adverse effect on our business, financial position, results of operations or cash flows.

We historically have relied on selling or securitizing our mortgage loans into the secondary market in order to generate liquidity to fund maturities of our indebtedness, the origination and warehousing of mortgage loans, the retention of MSRs and for general working capital purposes. We bear the risk of being unable to sell or securitize our mortgage loans at advantageous times and prices or in a timely manner. Demand in the secondary market and our ability to complete the sale or securitization of our mortgage loans depends on a number of factors, many of which are beyond our control, including general economic conditions. If it is not possible or economical for us to complete the sale or securitization of our mortgage loans held for sale ("MLHS"), we may lack liquidity under our debt arrangements to fund future loan commitments, which could have a material adverse effect on our business, financial position, results of operations or cash flows.

During 2009, secondary market demand and prevailing mortgage interest rates for conforming mortgage loans were positively impacted by the Federal Reserve's purchase of MBS issued by the GSEs, which is scheduled to end in the first quarter of 2010. The cessation of this program could result in adverse conditions in the secondary mortgage market, which may change the trend of prevailing mortgage interest rates experienced in 2009. This development could negatively impact our Mortgage Production and Mortgage Servicing segments during 2010.

The foregoing factors could negatively affect our revenues and margins on new loan originations, and our access to the secondary mortgage market may be reduced, restricted or less profitable in comparison to our historical experience. Any of the foregoing could have a material adverse effect on our business, financial position, results of operations or cash flows.

We are highly dependent upon programs administered by GSEs such as Fannie Mae, Freddie Mac and Ginnie Mae to generate revenues through mortgage loan sales to institutional investors. Any changes in existing U.S. government-sponsored mortgage programs could materially and adversely affect our business, financial position, results of operations or cash flows.

Our ability to generate revenues through mortgage loan sales to institutional investors depends to a significant degree on programs administered by GSEs such as Fannie Mae, Freddie Mac, Ginnie Mae and others that facilitate the issuance of MBS in the secondary market. These GSEs play a powerful role in the residential mortgage industry, and we have significant business relationships with them. Almost all of the conforming loans that we originate for sale qualify under existing standards for inclusion in guaranteed mortgage securities backed by GSEs. We also derive other material financial benefits from these relationships, including the assumption of credit risk by these GSEs on loans included in such mortgage securities in exchange for our payment of guarantee fees and the ability to avoid certain loan inventory finance costs through streamlined loan funding and sale procedures.

Any discontinuation of, or significant reduction in, the operation of these GSEs or any significant adverse change in the level of activity in the secondary mortgage market or the underwriting criteria of these GSEs could have a material adverse effect on our business, financial position, results of operations or cash flows.

Continued or worsening conditions in the real estate market could adversely impact our business, financial position, results of operations or cash flows.

The U.S. economic recession has resulted and could continue to result in further increased delinquencies, home price depreciation and lower home sales. In response to these trends, the U.S. government has taken several actions which are intended to stabilize the housing market and the banking system, maintain lower interest rates, and increase liquidity for lending institutions. These actions by the federal government are intended to: increase the access to mortgage lending for borrowers by expanding the Federal Housing Administration lending; continue and expand the mortgage lending activities of Fannie Mae and Freddie Mac through the conservatorship and guarantee of GSE obligations and increase bank lending capacity by injecting capital in the banking system. While it is too early to tell how and when these initiatives may impact the industry, there can be no assurance that these actions will achieve their intended effects.

Consistent with Fannie Mae's *Economic and Mortgage Market Analysis,* we believe that overall refinance originations for the mortgage industry and our Mortgage Production segment may decrease during 2010 from 2009 levels, which may have a negative impact on overall origination volumes during 2010 in comparison to 2009 due to relatively higher interest rates. The level of interest rates is a key driver of refinancing activity; however, there are other factors which influence the level of refinance originations, including home prices, underwriting standards and product characteristics. We anticipate a continued challenging environment for purchase originations in 2010 as an excess inventory of homes, declining home values and increased foreclosures may make it difficult for many homeowners to sell their homes or qualify for a new mortgage.

The declining housing market, general economic conditions and a significant increase in loan payoffs have continued to negatively impact our Mortgage Servicing segment. Industry-wide mortgage loan delinquency rates have increased and we expect they will continue to increase over 2009 levels in correlation with unemployment rates. We expect foreclosure costs to remain elevated during 2010 due to an increase in borrower delinquencies and declining home prices. During 2009, we experienced increases in actual and projected repurchases, indemnifications and related loss severity associated with the representations and warranties that we provide to purchasers and insurers of our loans sold, which we expect may continue in 2010, primarily due to increased delinquency rates and declining housing prices during 2009 compared to 2008. Realized foreclosure losses during 2009 were $73 million compared to $37 million during 2008. In addition, the outstanding balance of loans sold with specific recourse by us and those for which a breach of representation or warranty provision was identified subsequent to sale was $228 million as of December 31, 2009, 16.13% of which were at least 90 days delinquent (calculated based on the unpaid principal balance of the loans). As a result of the continued weakness in the housing market and increasing delinquency and foreclosure experience, we may experience increased foreclosure losses and may need to increase our provision for foreclosure losses associated with loans sold with recourse during 2010.

As a result of the continued weakness in the housing market and increasing delinquency and foreclosure experience, our provision for reinsurance losses may increase during 2010 as anticipated losses become incurred. Additionally, we began to pay claims for certain book years and reinsurance agreements during the second quarter of 2009 and we expect to continue to pay claims during 2010. We hold securities in trust related to our potential obligation to pay such claims, which were $281 million and were included in Restricted cash in the accompanying Consolidated Balance Sheet as of December 31, 2009. We continue to believe that this amount is significantly higher than the expected claims.

These factors could have a material adverse effect on our business, financial position, results of operations or cash flows.

Adverse developments in the asset-backed securities market may negatively affect the availability of funding and our costs of funds, which could have a material and adverse effect on our business, financial position, results of operations or cash flows.

The availability of funding and our cost of debt associated with asset-backed commercial paper issued by the multi-seller conduits, which funded the Chesapeake Funding LLC ("Chesapeake") Series 2006-2 variable funding notes and the Series 2009-1, Series 2009-2, Series 2009-3 and Series 2009-4 term notes (the "Chesapeake Term Notes") were negatively impacted by disruption in the ABS market. The impact continued in 2009 as the costs associated with the Series 2006-2 variable funding notes and the Chesapeake Term Notes reflected debt fees that were higher than prior to the disruption in the ABS market.

We are exposed to foreign exchange risk associated with the use of domestic borrowings to fund Canadian leases, and have entered into foreign exchange forward contracts to manage such risk. However, there can be no assurance that we will manage our foreign exchange risk effectively, which could have a material adverse impact on our business, results of operations or cash flows.

The demand for ABS by investors in both the U.S. and Canada has continued to dramatically increase during 2009 and into 2010. Likewise, the spread levels required by investors in the primary and secondary markets for ABS, along with spread compression, have improved during 2009. In addition, participation in the ABS markets by traditional investors has risen dramatically. Worsening conditions in the ABS market may negatively affect the availability of funding and our cost of funds.

Any of the foregoing factors could have a material adverse effect on our business, financial position, results of operations or cash flows.

Certain hedging strategies that we may use to manage interest rate risk associated with our MSRs and other mortgage-related assets and commitments may not be effective in mitigating those risks.

From time to time, we may employ various economic hedging strategies to attempt to mitigate the interest rate and prepayment risk inherent in many of our assets, including our MLHS, interest rate lock commitments ("IRLCs") and our MSRs. Our hedging activities may include entering into derivative instruments. Our hedging decisions in the future will be determined in light of the facts and circumstances existing at the time and may differ from our current hedging strategy. We also seek to manage interest rate risk in our Mortgage Production and Mortgage Servicing segments partially by monitoring and seeking to maintain an appropriate balance between our loan production volume and the size of our mortgage servicing portfolio, as the value of MSRs and the income they provide tend to be counter-cyclical to the changes in production volumes and gain or loss on loans that result from changes in interest rates.

During the third quarter of 2008, we assessed the composition of our capitalized mortgage servicing portfolio and its relative sensitivity to refinance if interest rates decline, the costs of hedging and the anticipated effectiveness of the hedge given the current economic environment. Based on that assessment, we made the decision to close out substantially all of our derivatives related to MSRs during the third quarter of 2008. As of December 31, 2009, there were no open derivatives related to MSRs, which resulted in increased volatility in the results of operations for our Mortgage Servicing segment. Our decisions regarding the levels, if any, of our derivatives related to MSRs could result in continued volatility in the results of operations for our Mortgage Servicing segment.

Our hedging strategies may not be effective in mitigating the risks related to changes in interest rates. Poorly designed strategies or improperly executed transactions could actually increase our risk and losses. There have been periods, and it is likely that there will be periods in the future, during which we incur losses after consideration of the results of our hedging strategies. As stated earlier, the success of our interest rate risk management strategy is largely dependent on our ability to predict the earnings sensitivity of our loan servicing and loan production activities in various interest rate environments. Our hedging strategies also rely on assumptions and projections regarding our assets and general market factors. If these assumptions and projections prove to be incorrect or our hedges do not adequately mitigate the impact of changes including, but not limited to, interest rates or prepayment speeds, we may incur losses that could have a material adverse effect on our business, financial position, results of operations or cash flows.

We are exposed to counterparty risk and there can be no assurances that we will manage or mitigate this risk effectively.

We are exposed to counterparty risk in the event of non-performance by counterparties to various agreements and sales transactions. The insolvency, unwillingness or inability of a significant counterparty to perform its obligations under an agreement or transaction, including, without limitation, as a result of the rejection of an agreement or transaction by a counterparty in bankruptcy proceedings, could have a material adverse effect on our business, financial position, results of operations or cash flows.

As a result of the recent economic decline in the U.S., including the pronounced downturn in the debt and equity capital markets and the U.S. housing market, and unprecedented levels of credit market volatility, many financial institutions, real estate companies and companies within the industries served by our Fleet Management Services segment have consolidated with competitors, commenced bankruptcy proceedings, shut down or severely curtailed their activities. The insolvency or inability of any of our counterparties to our significant client or financing arrangements to perform its obligations under our agreements could have a material adverse effect on our business, financial position, results of operations or cash flows.

In January 2009, Bank of America Corporation announced the completion of its merger with Merrill Lynch & Co., Inc., the parent company of Merrill Lynch, which is one of our largest private-label clients, accounting for approximately 16% of our mortgage loan originations during the year ended December 31, 2009. We have several agreements with Merrill Lynch, including the OAA, pursuant to which we provide Merrill Lynch mortgage origination services on a private-label basis. The initial terms of the OAA expire on December 31, 2010; however, provided we remain in compliance with its terms, the OAA will automatically renew for an additional five-year term, expiring on December 31, 2015. There can be no assurances, however, that our relationship with Merrill Lynch or any of our other private label customers who may consolidate with our competitors or other financial institutions will remain unchanged following the completion of such transactions.

In connection with the Spin-Off, we entered into the Mortgage Venture Operating Agreement, the Strategic Relationship Agreement, the Management Services Agreement, the Trademark Licensing Agreements and the Marketing Agreement (collectively, the "Realogy Agreements"). During the year ended December 31, 2009, approximately 37% of our mortgage loan originations were derived through our relationship with Realogy and its affiliates.

There can be no assurances that we will be effective in managing or mitigating our counterparty risk, which could have a material adverse effect on our business, financial position, results of operations or cash flows.

Conditions in the North American automotive industry may adversely affect the business, financial condition, results of operations or cash flows of our Fleet Management Services Segment.

Our Fleet Management Services segment depends upon the North American automotive industry to supply our clients with vehicles. North American automobile manufacturers have experienced declining market shares; challenging labor relations and labor costs; and significant structural costs that have affected their profitability which ultimately resulted in two major U.S. automobile manufacturers filing for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. Although these U.S. auto manufacturers have emerged from bankruptcy, if our clients reduce their orders to us due to the struggling financial condition of the North American automobile manufacturers, or if we are unable to collect amounts due to us, it could adversely affect the business, financial condition, results of operations or cash flows of our Fleet Management Services segment.

Losses incurred in connection with actual or projected repurchases and indemnification payments may exceed our financial statement reserves and we may be required to increase such reserves in the future. Increases to our reserves and losses incurred in connection with actual loan repurchases and indemnification payments could have a material adverse effect on our business, financial position, results of operation or cash flows.

In connection with the sale of mortgage loans, we make various representations and warranties concerning such loans that, if breached, may require us to repurchase such loans or indemnify the purchaser of such loans for actual losses incurred in respect of such loans. Due, in part, to recent increased mortgage payment delinquency rates and declining housing prices, we have experienced, and may in the future continue to experience, an increase in loan repurchases, loan repurchase demands, indemnification payments and indemnification requests due to actual or alleged breaches of representations and warranties in connection with the sale of mortgage loans. Given these trends, losses incurred in connection with such actual or projected loan repurchases and indemnification payments may be in excess of our financial statement reserves, and we may be required to increase such reserves and may sustain additional losses associated with such loan repurchases and indemnification payments in the future. Increases to our reserves and losses incurred by us in connection with actual loan repurchases and indemnification payments in excess of our reserves could have a material adverse effect on our business, financial position, results of operations or cash flows.

Changes in interest rates could reduce the value of a substantial portion of our assets, including our MSRs, and could have a material adverse effect on our business, financial position, results of operations or cash flows.

The values of a substantial portion of our assets, including our MSRs, are sensitive to changes in interest rates. As interest rates fluctuate, the fair value of such assets as determined in accordance with GAAP also fluctuates, with changes in fair value being included in our consolidated results of operations. Because we do not currently utilize derivatives to hedge against changes in the fair value of certain of our assets, including our MSRs, we are susceptible to significant fluctuations in the fair value of our assets, including our MSRs, as interest rates change. Volatility in interest rates could have a material adverse effect on our business, financial position, results of operations or cash flows.

The values of a substantial portion of our assets, including our MSRs, are determined based upon significant estimates and assumptions made by our management that, if subsequently proven incorrect or inaccurate, could have a material adverse effect on our business, financial position, results of operations or cash flows.

A substantial portion of our assets, including our MSRs, are recorded at fair value with changes in fair value included in our accompanying Consolidated Statements of Operations. The determination of the fair value of such assets, including our MSRs, involves numerous estimates and assumptions made by our management. Such estimates and assumptions, include, without limitation, estimates of future cash flows associated with our MSRs based upon assumptions involving interest rates as well as the prepayment rates and delinquencies and foreclosure rates of the underlying serviced mortgage loans. The use of different estimates or assumptions could produce materially different fair values for our assets. Incorrect or inaccurate management's estimates or assumptions involving the fair value of our assets could have a material adverse effect on our financial position, results of operations or cash flows.

Our business relies on various sources of funding, including unsecured credit facilities and other unsecured debt, as well as secured funding arrangements, including asset-backed securities, mortgage repurchase facilities and other secured credit facilities. If any of our funding arrangements are terminated, not renewed or made unavailable to us, we may be unable to find replacement financing on commercially favorable terms, if at all, which could have a material adverse effect on our business, financial position, results of operations or cash flows.

Our business relies on various sources of funding, including unsecured credit facilities and other unsecured debt, as well as secured funding arrangements, including asset-backed securities, mortgage repurchase facilities and other secured credit facilities to fund mortgage loans and vehicle acquisitions, a significant portion of which is short-term. Renewal of existing series or issuance of new series of Chesapeake notes on terms acceptable to us, or our ability to enter into alternative vehicle management asset-backed debt arrangements could be adversely affected in the event of: (i) the deterioration in the quality of the assets underlying the asset-backed debt arrangement; (ii) increased costs associated with accessing or our inability to access the asset-backed debt market; (iii) termination of our role as servicer of the underlying lease assets in the event that we default in the performance of our servicing obligations or we declare bankruptcy or become insolvent or (iv) our failure to maintain a sufficient level of eligible assets or credit enhancements, including collateral intended to provide for any differential between variable-rate lease revenues and the underlying variable-rate debt costs. In addition, the availability of the mortgage asset-backed debt could suffer in the event of: (i) the deterioration in the performance of the mortgage loans underlying the asset-backed debt arrangement; (ii) our failure to maintain sufficient levels of eligible assets or credit enhancements; (iii) our inability to access the asset-backed debt market to refinance maturing debt; (iv) our inability to access the secondary market for mortgage loans or (v) termination of our role as servicer of the underlying mortgage assets in the event that (a) we default in the performance of our servicing obligations or (b) we declare bankruptcy or become insolvent. Certain of our secured sources of funding could require us to post additional collateral or require us to fund assets that become ineligible under those secured funding arrangements. These funding requirements could negatively impact availability under our unsecured sources of funds, which could have a material adverse effect on our business, financial position, results of operations or cash flows. If any of our warehouse, repurchase or other credit facilities are terminated, including as a result of our breach, or are not renewed, we may be unable to find replacement financing on commercially favorable terms, if at all, which could have a material adverse effect on our business, financial position, results of operations or cash flows.

Certain of our debt arrangements require us to comply with certain financial covenants and other affirmative and restrictive covenants. An uncured default of one or more of these covenants could result in a cross-default between and amongst our various debt arrangements. Consequently, an uncured default under any of our debt arrangements could have a material adverse effect on our business, financial position, results of operations or cash flows. See "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for additional information regarding our debt arrangements and related financial covenants and other affirmative and restrictive covenants.

Our access to credit markets is subject to prevailing market conditions. During 2008 and into 2009, dramatic declines in home prices, adverse developments in the secondary mortgage market and volatility in certain asset-backed securities ("ABS") markets, including Canadian ABS markets, negatively impacted the availability of funding and limited our access to one or more of the funding sources discussed above. However, conditions in the ABS markets in the U.S. and Canada and the credit markets have improved significantly during 2009 and into 2010. While we expect that the costs associated with our borrowings, including relative spreads and conduit fees, will be higher during 2010 compared to such costs prior to the disruption in the credit markets, relative spreads have tightened significantly during 2009. If conditions in the credit markets worsen dramatically, they could also impair our ability to renew or replace some or all of our financing arrangements beyond the then existing maturity dates. Any of the foregoing factors could have a material adverse effect on our business, financial position, results of operations or cash flows.

The industries in which we operate are highly competitive and, if we fail to meet the competitive challenges in our industries, it could have a material adverse effect on our business, financial position, results of operations or cash flows.

We operate in highly competitive industries that could become even more competitive as a result of economic, legislative, regulatory and technological changes. Certain of our competitors are larger than we are and have access to greater financial resources than we do. Competition for mortgage loans comes primarily from large commercial banks and savings institutions, which typically have lower funding costs, are less reliant than we are on the sale of mortgage loans into the secondary markets to maintain their liquidity.

Many of our competitors are larger than we are and continue to have access to greater financial resources than we do, which places us at a competitive disadvantage. The advantages of our largest competitors include, but are not limited to, their ability to hold new mortgage loan originations in an investment portfolio and have access to lower rate bank deposits as a source of liquidity. Additionally, more restrictive underwriting standards and the elimination of Alt-A and subprime products have resulted in a more homogenous product offering, which has increased competition across the industry.

The fleet management industry in which we operate is highly competitive. We compete against large national competitors, such as GE Commercial Finance Fleet Services, Wheels, Inc., Automotive Resources International, Lease Plan International and other local and regional competitors, including numerous competitors who focus on one or two products. Growth in our Fleet Management Services segment is driven principally by increased market share in fleets greater than 75 units and increased fee-based services. Due to the U.S. economic recession, U.S. automobile manufacturers experienced a dramatic decline in the demand for new vehicle production during 2009 and they expect a continued softening in the market during 2010. We believe that this trend may be reflected in the Fleet Management industry, and as such, the volume of our leased units may continue to decrease in 2010. Competitive pressures could adversely affect our revenues and results of operations by decreasing our market share or depressing the prices that we can charge.

The businesses in which we engage are complex and heavily regulated, and changes in the regulatory environment affecting our businesses could have a material adverse effect on our business, financial position, results of operations or cash flows.

Our Mortgage Production and Mortgage Servicing segments are subject to numerous federal, state and local laws and regulations and may be subject to various judicial and administrative decisions imposing various requirements and restrictions on our business. These laws, regulations and judicial and administrative decisions to which our Mortgage Production and Mortgage Servicing segments are subject include those pertaining to: real estate settlement procedures; fair lending; fair credit reporting; truth in lending; compliance with net worth and financial statement delivery requirements; compliance with federal and state disclosure requirements; the establishment of maximum interest rates, finance charges and other charges; secured transactions; collection, foreclosure, repossession and claims-handling procedures; other trade practices and privacy regulations providing for the use and safeguarding of non-public personal financial information of borrowers and guidance on non-traditional mortgage loans issued by the federal financial regulatory agencies. By agreement with our financial institution clients, we are required to comply with additional requirements that our clients may be subject to through their regulators.

We are also subject to privacy regulations. We manage highly sensitive non-public personal information in all of our operating segments, which is regulated by law. Problems with the safeguarding and proper use of this information could result in regulatory actions and negative publicity, which could materially and adversely affect our reputation, business, financial position, results of operations or cash flows.

Some local and state governmental authorities have taken, and others are contemplating taking, regulatory action to require increased loss mitigation outreach for borrowers, including the imposition of waiting periods prior to the filing of notices of default and the completion of foreclosure sales and, in some cases, moratoriums on foreclosures altogether. Such regulatory changes in the foreclosure process could increase servicing costs and reduce the ultimate proceeds received on these properties if real estate values continue to decline. These changes could also have a negative impact on liquidity as we may be required to repurchase loans without the ability to sell the underlying property on a timely basis.

With respect to our Fleet Management Services segment, we could be subject to unlimited liability as the owner of leased vehicles in Alberta, Canada and are subject to limited liability in two major provinces, Ontario and British Columbia, and as many as fifteen jurisdictions in the U.S. under the legal theory of vicarious liability.

Congress, state legislatures, federal and state regulatory agencies and other professional and regulatory entities review existing laws, rules, regulations and policies and periodically propose changes that could significantly affect or restrict the manner in which we conduct our business. It is possible that one or more legislative proposals may be adopted or one or more regulatory changes, changes in interpretations of laws and regulations, judicial decisions or governmental enforcement actions may be implemented that could have a material adverse effect on our business, financial position, results of operations or cash flows. For example, certain trends in the regulatory environment could result in increased pressure from our clients for us to assume more residual risk on the value of the vehicles at the end of the lease term. If this were to occur, it could have a material adverse effect on our results of operations.

Our failure to comply with such laws, rules or regulations, whether actual or alleged, could expose us to fines, penalties or potential litigation liabilities, including costs, settlements and judgments, any of which could have a material adverse effect on our business, financial position, results of operations or cash flows.

The U.S. economic recession has resulted, and could continue to result, in increased delinquencies, home price depreciation and lower home sales. In response to these trends, the U.S. government has taken several actions that are intended to stabilize the housing market and the banking system, maintain lower interest rates, and increase liquidity for lending institutions. Certain of these actions are also intended to make it easier for borrowers to obtain mortgage financing or to avoid foreclosure on their current homes. Some of these key actions that have impacted, and may continue to impact, the U.S. mortgage industry include the enactment of the Housing and Economic Recovery Act ("HERA"), the conservatorship of Fannie Mae and Freddie Mac, the enactment of the EESA, the Troubled Asset Relief Program ("TARP"), the implementation of the Home Affordability Modification Program ("HAMP") and the Home Affordable Refinance Program ("HARP") as part of the HASP, the purchase by the Federal Reserve of direct obligations of the GSEs, the enactment of the American Recovery and Reinvestment Act of 2009 ("AARA"), and the implementation of the Public-Private Investment Program ("PPIP").

These specific actions by the federal government are intended, among other things, to stabilize domestic residential real estate markets by increasing the availability of credit for homebuyers and existing homeowners and reduce the foreclosure rates through mortgage loan modification programs. Although the federal government's HASP programs are intended to improve the current trends in home foreclosures, some local and state governmental authorities have taken, and others are contemplating taking, regulatory action to require increased loss mitigation outreach for borrowers, including the imposition of waiting periods prior to the filing of notices of default and the completion of foreclosure sales and, in some cases, moratoriums on foreclosures altogether. Such regulatory changes in the foreclosure process could increase servicing costs and reduce the ultimate proceeds received on these properties if real estate values continue to decline. These changes could also have a negative impact on liquidity as we may be required to repurchase loans without the ability to sell the underlying property on a timely basis.

Additionally, on June 17, 2009, the Treasury issued a report recommending the enactment of sweeping financial regulatory reform legislation. While we are continuing to evaluate the proposed legislation, it is too early to tell when or if any of the provisions will be enacted and what impact any such provisions could have on the mortgage industry. If enacted as proposed, this legislation could materially affect the manner in which we conduct our businesses and result in federal regulation and oversight of our business activities.

While it is too early to tell whether the foregoing governmental initiatives will achieve their intended effect, there can be no assurance that any of these programs will improve the effects of the current economic recession on our business. We also may be at a competitive disadvantage in the event that our competitors are able to participate in these federal programs and it is determined that we are not eligible to participate in these programs.

See "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Mortgage Production and Mortgage Servicing Segments—Regulatory Trends" for additional information regarding proposed legislation.

Our Fleet Management Services segment contracts with various government agencies, which may be subject to audit and potential reduction of costs and fees.

Contracts with federal, state and local government agencies may be subject to audits, which could result in the disallowance of certain fees and costs. These audits may be conducted by government agencies and can result in the disallowance of significant costs and expenses if the auditing agency determines, in its discretion, that certain costs and expenses were not warranted or were excessive. Disallowance of costs and expenses, if pervasive or significant, could have a material adverse effect on our business, financial position, results of operations or cash flows.

If certain change in control transactions occur, some of our mortgage loan origination arrangements with financial institutions could be subject to termination at the election of such institutions.

For the year ended December 31, 2009, approximately 63% of our mortgage loan originations were derived from our financial institutions channel, pursuant to which we provide outsourced mortgage loan services for customers of our financial institution clients such as Merrill Lynch and Charles Schwab. Our agreements with some of these financial institutions provide the applicable financial institution with the right to terminate its relationship with us prior to the expiration of the contract term if we complete a change in control transaction with certain third-party acquirers. Accordingly, if we are unable to obtain consents to or waivers of certain rights of certain of our clients in connection with certain change in control transactions, it could have a material adverse effect on our business, financial position, results of operations or cash flows. Although in some cases these contracts would require the payment of liquidated damages in such an event, such amounts may not fully compensate us for all of our actual or expected loss of business opportunity for the remaining duration of the contract term. The existence of these termination provisions could discourage third parties from seeking to acquire us or could reduce the amount of consideration they would be willing to pay to our stockholders in an acquisition transaction.

Unanticipated liabilities of our Fleet Management Services segment as a result of damages in connection with motor vehicle accidents under the theory of vicarious liability could have a material adverse effect on our business, financial position, results of operations or cash flows.

Our Fleet Management Services segment could be liable for damages in connection with motor vehicle accidents under the theory of vicarious liability in certain jurisdictions in which we do business. Under this theory, companies that lease motor vehicles may be subject to liability for the tortious acts of their lessees, even in situations where the leasing company has not been negligent. Our Fleet Management Services segment is subject to unlimited liability as the owner of leased vehicles in Alberta, Canada and is subject to limited liability (e.g., in the event of a lessee's failure to meet certain insurance or financial responsibility requirements) in two major provinces, Ontario and British Columbia, and as many as fifteen jurisdictions in the U.S. Although our lease contracts require that each lessee indemnifies us against such liabilities, in the event that a lessee lacks adequate insurance coverage or financial resources to satisfy these indemnity provisions, we could be liable for property damage or injuries caused by the vehicles that we lease.

On August 10, 2005, a federal law was enacted in the U.S. which preempted state vicarious liability laws that imposed unlimited liability on a vehicle lessor. This law, however, does not preempt existing state laws that impose limited liability on a vehicle lessor in the event that certain insurance or financial responsibility requirements for the leased vehicles are not met. Prior to the enactment of this law, our Fleet Management Services segment was subject to unlimited liability in the District of Columbia, Maine and New York. At this time, none of these three jurisdictions have enacted legislation imposing limited or an alternative form of liability on vehicle lessors. The scope, application and enforceability of this federal law continue to be tested. For example, shortly after its enactment, a state trial court in New York ruled that the federal law is unconstitutional. On April 29, 2008, New York's highest court, the New York Court of Appeals, overruled the trial court and upheld the constitutionality of the federal law. In a 2008 decision relating to a case in Florida, the U.S. Court of Appeals for the 11th Circuit upheld the constitutionality of the federal law, but the plaintiffs filed a petition seeking review of the decision by the U.S. Supreme Court. The outcome of this case and cases that are pending in other jurisdictions and their impact on the federal law are uncertain at this time.

Additionally, a law was enacted in the Province of Ontario setting a cap of $1 million on a lessor's liability for personal injuries for accidents occurring on or after March 1, 2006. A similar law went into effect in the Province of British Columbia effective November 8, 2007. The British Columbia law also includes a cap of $1 million on a lessor's liability. In December 2007, the Province of Alberta legislature adopted a vicarious liability bill with provisions similar to the Ontario and British Columbia statutes, including a cap of $1 million on a lessor's liability. Although draft regulations have recently been circulated for comment, an effective date has not yet been established for enactment of this Alberta legislation. The scope, application and enforceability of these provincial laws have not been fully tested.

Our failure to maintain our credit ratings could impact our ability to obtain financing on favorable terms and could negatively impact our business.

As of February 17, 2010, our senior unsecured long-term debt credit ratings from Moody's Investors Service, Standard & Poor's and Fitch Ratings were Ba2, BB+ and BB+, respectively, and our short-term debt credit ratings were NP, B and B, respectively. Also as of February 17, 2010, the ratings outlook on our unsecured debt provided by Moody's Investors Service, Standard & Poor's and Fitch were Negative. As a result of our senior unsecured long-term debt credit ratings no longer being investment grade, our access to the public debt markets may be severely limited. We may be required to rely on alternative financing, such as bank lines and private debt placements and pledge otherwise unencumbered assets. There can be no assurances that we would be able to find such alternative financing on terms acceptable to us, if at all. Furthermore, we may be unable to retain all of our existing bank credit commitments beyond the then-existing maturity dates. As a consequence, our cost of financing could rise significantly, thereby negatively impacting our ability to finance our MLHS, MSRs and net investment in fleet leases. Any of the foregoing could have a material adverse effect on our business, financial position, results of operations or cash flows.

There can be no assurances that our credit rating by the primary ratings agencies reflects all of the risks of an investment in our common stock or our debt securities. Our credit ratings are an assessment by the rating agency of our ability to pay our obligations. Actual or anticipated changes in our credit ratings will generally affect the market value of our common stock and our debt securities. Our credit ratings, however, may not reflect the potential impact of risks related to market conditions generally or other factors on the market value of, or trading market for our common stock or our debt securities.

Given the nature of the industries in which we operate, our businesses are, and in the future may become, involved in various legal proceedings the ultimate resolution of which is inherently unpredictable and could have a material adverse effect on our business, financial position, results of operations or cash flows.

Due, in part, to the heavily regulated nature of the industries in which we operate, we are, and in the future may become, involved in various legal proceedings. The ultimate resolution of such legal proceedings is inherently unpredictable. In accordance with GAAP, reserves are established for legal claims only when it is both probable that a loss has actually been incurred and an amount of such loss is reasonably estimable. Irrespective of whether we have established a reserve with respect to a particular legal proceeding, we may nevertheless incur legal costs and expenses in connection with the defense of such proceeding. In addition, the actual cost of resolving our pending and any future legal proceedings may be substantially higher than any amounts reserved for such matters. Depending on the remedy sought and the outcome of such proceedings, the ultimate resolution of our pending and any future legal proceedings, could have a material adverse effect on our business, financial position, results of operations or cash flows.

Our accounting policies and methods are fundamental to how we record and report our financial position and results of operations, and they require management to make assumptions and estimates about matters that are inherently uncertain.

Our accounting policies and methods are fundamental to how we record and report our financial position and results of operations. We have identified several accounting policies as being critical to the presentation of our financial position and results of operations because they require management to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be recorded under different conditions or using different assumptions.

Because of the inherent uncertainty of the estimates and assumptions associated with these critical accounting policies, we cannot provide any assurance that we will not make subsequent significant adjustments to the related amounts recorded in this Form 10-K, which could have a material adverse effect on our financial position, results of operations or cash flows. See "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies" in this Form 10-K for more information on our critical accounting policies.

Changes in accounting standards issued by the Financial Accounting Standards Board (the "FASB") or other standard-setting bodies may adversely affect our reported revenues, profitability or financial position.

Our financial statements are subject to the application of GAAP, which are periodically revised and/or expanded. The application of accounting principles is also subject to varying interpretations over time. Accordingly, we are required to adopt new or revised accounting standards or comply with revised interpretations when issued by recognized authoritative bodies, including the FASB and the SEC. Those changes could adversely affect our reported revenues, profitability or financial position. In addition, new or revised accounting standards may impact certain of our leasing or lending products, which could adversely affect our profitability.

We depend on the accuracy and completeness of information provided by or on behalf of our customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We also may rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. Our financial position and results of operations could be negatively impacted to the extent we rely on financial statements that do not comply with GAAP or are materially misleading.

An interruption in or breach of our information systems may result in lost business, regulatory actions or litigation or may otherwise have an adverse effect on our reputation, business, business prospects, financial position, results of operations or cash flows.

We rely heavily upon communications and information systems to conduct our business. Any failure or interruption of our information systems or the third-party information systems on which we rely could cause underwriting or other delays and could result in fewer loan applications being received, slower processing of applications and reduced efficiency in loan servicing in our Mortgage Production and Mortgage Servicing segments, as well as business interruptions in our Fleet Management Services segment. We are required to comply with significant federal, state and foreign laws and regulations in various jurisdictions in which we operate, with respect to the handling of consumer information, and a breach in the security of our information systems could result in regulatory actions and litigation against us. If a failure, interruption or breach occurs, it may not be adequately addressed by us or the third parties on which we rely. Such a failure, interruption or breach could have a material adverse effect on our reputation, business, business prospects, financial position, results of operations or cash flows.

The success and growth of our business may be adversely affected if we do not adapt to and implement technological changes.

Our business is dependent upon technological advancement, such as the ability to process loan applications over the internet, accept electronic payments and provide immediate status updates to our clients and customers. To the extent that we become reliant on any particular technology or technological solution, we may be harmed if the technology or technological solution:

- becomes non-compliant with existing industry standards or is no longer supported by vendors;
- fails to meet or exceed the capabilities of our competitors' corresponding technologies or technological solutions;
- becomes increasingly expensive to service, retain and update; or
- becomes subject to third-party claims of copyright or patent infringement.

Our failure to acquire necessary technologies or technological solutions could limit our ability to remain competitive and could also limit our ability to increase our cost efficiencies, which could have a material adverse effect on our business, financial position, results of operations or cash flows.

Risks Related to the Spin-Off

Our agreements with Cendant and Realogy may not reflect terms that would have resulted from arm's-length negotiations between unaffiliated parties.

The agreements related to our separation from Cendant and the continuation of certain business arrangements with Cendant and Realogy, including a separation agreement, a strategic relationship agreement, a marketing agreement and other agreements, were not the result of arm's-length negotiations and thus may not reflect terms that would have resulted from arm's-length negotiations between two unaffiliated parties. This could include, among other things, the allocation of assets, liabilities, rights, indemnities and other obligations between Cendant, Realogy and us.

We may be required to satisfy certain indemnification obligations to Cendant or Realogy, or we may not be able to collect on indemnification rights from Cendant or Realogy.

In connection with the Spin-Off, we and Cendant and our respective affiliates have agreed to indemnify each other for certain liabilities and obligations. Our indemnification obligations could be significant. We are required to indemnify Cendant for any taxes incurred by it and its affiliates as a result of any action, misrepresentation or omission by us or one of our subsidiaries that causes the distribution of our Common stock by Cendant or transactions relating to the internal reorganization to fail to qualify as tax-free. We are also responsible for 13.7% of any taxes resulting from the failure of the Spin-Off or transactions relating to the internal reorganization to qualify as tax-free, which failure is not due to the actions, misrepresentations or omissions of Cendant or us or our respective subsidiaries. Such percentage was based on the relative pro forma net book values of Cendant and us as of September 30, 2004, without giving effect to any adjustments to the book values of certain long-lived assets that may be required as a result of the Spin-Off and the related transactions. We cannot determine whether we will have to indemnify Cendant or its current or former affiliates for any substantial obligations in the future. There also can be no assurance that if Cendant or Realogy is required to indemnify us for any substantial obligations, they will be able to satisfy those obligations.

Certain arrangements and agreements that we have entered into with Cendant in connection with the Spin-Off could impact our tax and other assets and liabilities in the future, and our financial statements are subject to future adjustments as a result of our obligations under those arrangements and agreements.

In connection with the Spin-Off, we entered into certain arrangements and agreements with Cendant that could impact our tax and other assets and liabilities in the future. For example, we are party to the Amended Tax Sharing Agreement with Cendant that contains provisions governing the allocation of liabilities for taxes between Cendant and us, indemnification for certain tax liabilities and responsibility for preparing and filing tax returns and defending contested tax positions, as well as other tax-related matters including the sharing of tax information and cooperating with the preparation and filing of tax returns. Pursuant to the Amended Tax Sharing Agreement, our tax assets and liabilities may be affected by Cendant's future tax returns and may also be impacted by the results of audits of Cendant's prior tax years, including the settlement of any such audits. See Note 14, "Commitments and Contingencies" in the accompanying Notes to Consolidated Financial Statements included in this Form 10-K. Consequently, our financial statements are subject to future adjustments which may not be fully resolved until the audits of Cendant's prior years' returns are completed.

Risks Related to our Common Stock

There may be a limited public market for our Common stock and our stock price may experience volatility.

In connection with the Spin-Off, our Common stock was listed on the New York Stock Exchange (the "NYSE") under the symbol "PHH." From February 1, 2005 through February 15, 2010, the closing trading price for our Common stock has ranged from $4.67 to $31.40. The stock market has experienced extreme price and volume fluctuations over the past year that has, in part, depressed the trading price of our Common stock below net book value. There can be no assurance that the trading price of our Common stock will bear any relationship to our net book value. Changes in earnings estimates by analysts and economic and other external factors may have a significant impact on the market price of our Common stock. Fluctuations or decreases in the trading price of our Common stock may adversely affect the liquidity of the trading market for our Common stock and our ability to raise capital through future equity financing.

Future issuances of our Common stock or securities convertible into our Common stock and hedging activities may depress the trading price of our Common stock.

If we issue any shares of our Common stock or securities convertible into our Common stock in the future, including the issuance of shares of Common stock upon conversion of our 4.0% Convertible Senior Notes due 2012 (the "2012 Convertible Notes") and 4.0% Convertible Senior Notes due 2014 (the "2014 Convertible Notes"), such issuances will dilute the interests of our stockholders and could substantially decrease the trading price of our Common stock. We may issue shares of our Common stock or securities convertible into our Common stock in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to increase our capital, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons.

In addition, the price of our Common stock could also be negatively affected by possible sales of our Common stock by investors who engage in hedging or arbitrage trading activity that we expect to develop involving our Common stock following the issuance of the 2012 Convertible Notes and 2014 Convertible Notes (collectively, the "Convertible Notes").

The convertible note hedge and warrant transactions may negatively affect the value of our Common stock.

In connection with our offering of the 2012 Convertible Notes and 2014 Convertible Notes, we entered into convertible note hedge transactions with affiliates of the initial purchasers of the 2012 Convertible Notes and 2014 Convertible Notes (the "Option Counterparties"). The convertible note hedge transactions are expected to reduce the potential dilution upon conversion of the 2012 Convertible Notes and 2014 Convertible Notes.

In connection with hedging these transactions, the Option Counterparties and/or their respective affiliates entered into various derivative transactions with respect to our Common stock. The Option Counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to our Common stock or by selling or purchasing our Common stock in secondary market transactions while the Convertible Notes are convertible, which could adversely impact the price of our Common stock. In order to unwind its hedge position with respect to those exercised options, the Option Counterparties and/or their respective affiliates are likely to sell shares of our Common stock in secondary transactions or unwind various derivative transactions with respect to our Common stock during the observation period for the converted 2012 Convertible Notes and 2014 Convertible Notes. These activities could negatively affect the value of our Common stock.

The accounting for the Convertible Notes will result in our having to recognize interest expense significantly more than the stated interest rate of the Convertible Notes and may result in volatility to our accompanying Consolidated Statement of Operations.

Upon issuance of the 2012 Convertible Notes and 2014 Convertible Notes, we recognized an original issue discount, which will be accreted to Mortgage interest expense through October 15, 2011 and March 1, 2014, respectively, or the earliest conversion date of the Convertible Notes resulting in effective interest rates reported in our accompanying Consolidated Statements of Operations significantly in excess of the stated coupon rates of the Convertible Notes. This will reduce our earnings and could adversely affect the price at which our Common stock trades, but will have no effect on the amount of cash interest paid to the holders of the Convertible Notes or on our cash flows.

Holders of the 2012 Convertible Notes and 2014 Convertible Notes may convert prior to October 15, 2011 and March 1, 2014 (the "2012 Conversion Option" and "2014 Conversion Option", respectively, and the "Conversion Option" collectively), respectively, in the event of the occurrence of certain triggering events. Additionally, in connection with the issuance of the 2012 Convertible Notes and the 2014 Convertible Notes, we entered into convertible note hedging transactions with respect to our Common stock (the "2012 Purchased Options" and the "2014 Purchased Options," respectively and the "Purchased Options," collectively) and warrant transactions whereby we sold warrants to acquire, subject to certain anti-dilution adjustments, shares of our Common stock (the "2012 Sold Warrants" and the "2014 Sold Warrants," respectively and the "Sold Warrants," collectively). The 2012 Conversion Option, 2012 Purchased Options and Sold Warrants are derivative instruments that meet the criteria for equity classification and are included within Additional paid-in capital in the accompanying Consolidated Statement of Changes in Equity. Therefore, we do not currently recognize a gain or loss in our accompanying Consolidated Statements of Operations for changes in their fair values. In the event that one or all of the derivative instruments no longer meets the criteria for equity classification, changes in their fair value may result in volatility to our accompanying Consolidated Statements of Operations.

See "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness" for further discussion regarding our 2012 Convertible Notes and 2014 Convertible Notes and related Conversion Options, Purchased Options and Sold Warrants.

Provisions in our charter and bylaws, the Maryland General Corporation Law (the "MGCL"), our stockholder rights plan and the indentures for the 2012 Convertible Notes and 2014 Convertible Notes may delay or prevent our acquisition by a third party.

Our charter and by-laws contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our Board of Directors. These provisions include, among other things, a classified Board of Directors, advance notice for raising business or making nominations at meetings and "blank check" preferred stock. Blank check preferred stock enables our Board of Directors, without stockholder approval, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion, as our Board of Directors may determine, including rights to dividends and proceeds in a liquidation that are senior to the Common stock.

We are also subject to certain provisions of the MGCL which could delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their Common stock or may otherwise be in the best interest of our stockholders. These include, among other provisions:

- The "business combinations" statute which prohibits transactions between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder and
- The "control share" acquisition statute which provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter.

Our by-laws contain a provision exempting any share of our capital stock from the control share acquisition statute to the fullest extent permitted by the MGCL. However, our Board of Directors has the exclusive right to amend our by-laws and, subject to their fiduciary duties, could at any time in the future amend the by-laws to remove this exemption provision.

In addition, we entered into the Rights Agreement, dated as of January 28, 2005, with The Bank of New York, as rights agent (the "Rights Agreement"). This agreement entitles our stockholders to acquire shares of our Common stock at a price equal to 50% of the then-current market value in limited circumstances when a third party acquires beneficial ownership of 15% or more of our outstanding Common stock or commences a tender offer for at least 15% of our Common stock, in each case, in a transaction that our Board of Directors does not approve. Because, under these limited circumstances, all of our stockholders would become entitled to affect discounted purchases of our Common stock, other than the person or group that caused the rights to become exercisable, the existence of these rights would significantly increase the cost of acquiring control of our company without the support of our Board of Directors. The existence of the Rights Agreement could therefore prevent or deter potential acquirers and reduce the likelihood that stockholders receive a premium for our Common stock in an acquisition.

Finally, if certain changes in control or other fundamental changes under the terms of the Convertible Notes occur prior to their respective maturity date, holders of the Convertible Notes will have the right, at their option, to require us to repurchase all or a portion of their Convertible Notes and, in some cases, such a transaction will cause an increase in the conversion rate for a holder that elects to convert its Convertible Notes in connection with such a transaction. In addition, the indentures for the 2012 Convertible Notes and 2014 Convertible Notes (the "2012 Convertible Notes Indenture" and the "2014 Convertible Notes Indenture," respectively and the "Convertible Notes Indentures," collectively) prohibit us from engaging in certain changes in control unless, among other things, the surviving entity assumes our obligations under the Convertible Notes. These and other provisions of the indenture could prevent or deter potential acquirers and reduce the likelihood that stockholders receive a premium for our Common stock in an acquisition.

Certain provisions of the Mortgage Venture Operating Agreement and the Strategic Relationship Agreement that we have with Realogy and certain provisions in our other mortgage loan origination agreements could discourage third parties from seeking to acquire us or could reduce the amount of consideration they would be willing to pay our stockholders in an acquisition transaction.

Pursuant to the terms of the Mortgage Venture Operating Agreement, Realogy has the right to terminate the Mortgage Venture, at its election, at any time on or after February 1, 2015 by providing two years' notice to us. In addition, under the Mortgage Venture Operating Agreement, Realogy may terminate the Mortgage Venture if we effect a change in control transaction involving certain competitors or other third parties. In connection with such termination, we would be required to make a liquidated damages payment in cash to Realogy of an amount equal to the sum of (i) two times the Mortgage Venture's trailing 12 months net income (except that, in the case of a termination by Realogy following a change in control of us, we may be required to make a cash payment to Realogy in an amount equal to the Mortgage Venture's trailing 12 months net income multiplied by (a) if the Mortgage Venture Operating Agreement is terminated prior to its twelfth anniversary, the number of years remaining in the first 12 years of the term of the Mortgage Venture Operating Agreement, or (b) if the Mortgage Venture Operating Agreement is terminated on or after its tenth anniversary, two years), and (ii) all costs reasonably incurred by Cendant and its subsidiaries in unwinding its relationship with us pursuant to the Mortgage Venture Operating Agreement and the related agreements, including the Strategic Relationship Agreement, the Marketing Agreement and the Trademark License Agreements. Pursuant to the terms of the Strategic Relationship Agreement, we are subject to a non-competition provision, the breach of which could result in Realogy having the right to terminate the Strategic Relationship Agreement, seek an injunction prohibiting us from engaging in activities in breach of the non-competition provision or result in our liability for damages to Realogy. In addition, our agreements with some of our financial institution clients, such as Merrill Lynch and Charles Schwab, provide the applicable financial institution client with the right to terminate its relationship with us prior to the expiration of the contract term if we complete certain change in control transactions with certain third parties. The existence of these provisions could discourage certain third parties from seeking to acquire us or could reduce the amount of consideration they would be willing to pay to our stockholders in an acquisition transaction.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our principal offices are located at 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054.

Mortgage Production and Mortgage Servicing Segments

Our Mortgage Production and Mortgage Servicing segments have centralized operations in approximately 555,000 square feet of shared leased office space in the Mt. Laurel, New Jersey area. We have a second area of centralized offices that are shared by our Mortgage Production and Mortgage Servicing segments in Jacksonville, Florida, where approximately 150,000 square feet is occupied. In addition, our Mortgage Production segment leases 50 smaller offices located throughout the U.S. and our Mortgage Servicing segment leases one additional office located in New York.

Fleet Management Services Segment

Our Fleet Management Services segment maintains a headquarters office in a 210,000 square-foot office building in Sparks, Maryland. Our Fleet Management Services segment also leases office space and marketing centers in five locations in Canada and has four smaller regional locations throughout the U.S.

Item 3. *Legal Proceedings*

We are party to various claims and legal proceedings from time to time related to contract disputes and other commercial, employment and tax matters. We are not aware of any pending legal proceedings that we believe could have, individually or in the aggregate, a material adverse effect on our business, financial position, results of operations or cash flows.

Item 4. ***Reserved***

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Price of Common Stock

Shares of our Common stock are listed on the NYSE under the symbol "PHH." The following table sets forth the high and low sales prices for our Common stock for the periods indicated as reported by the NYSE:

	Stock Price	
	High	Low
January 1, 2008 to March 31, 2008	$ 21.88	$ 14.91
April 1, 2008 to June 30, 2008	20.58	15.25
July 1, 2008 to September 30, 2008	18.87	11.79
October 1, 2008 to December 31, 2008	13.76	4.27
January 1, 2009 to March 31, 2009	14.87	8.50
April 1, 2009 to June 30, 2009	19.98	13.60
July 1, 2009 to September 30, 2009	22.88	15.78
October 1, 2009 to December 31, 2009	19.77	13.49

As of February 17, 2010, there were approximately 7,050 holders of record of our Common stock. As of that date, there were approximately 54,250 total holders of our Common stock including beneficial holders whose securities are held in the name of a registered clearing agency or its nominee.

Dividend Policy

No dividends were declared during the years ended December 31, 2009 or 2008.

The declaration and payment of future dividends by us will be subject to the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, legal requirements, regulatory constraints and other factors deemed relevant by our Board of Directors. Many of our subsidiaries (including certain consolidated partnerships, trusts and other non-corporate entities) are subject to restrictions on their ability to pay dividends or otherwise transfer funds to other consolidated subsidiaries and, ultimately, to PHH Corporation (the parent company). These restrictions relate to loan agreements applicable to certain of our asset-backed debt arrangements and to regulatory restrictions applicable to the equity of our insurance subsidiary, Atrium. The aggregate restricted net assets of these subsidiaries totaled $1.0 billion as of December 31, 2009. These restrictions on net assets of certain subsidiaries, however, do not directly limit our ability to pay dividends from consolidated Retained earnings. Pursuant to the MTN Indenture (as defined in "— Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness"), we may not pay dividends on our Common stock in the event that our debt to equity ratio exceeds 6.5:1, after giving effect to the dividend payment. The MTN Indenture also requires that we maintain a debt to tangible equity ratio of not more than 10:1. In addition, the Amended Credit Facility and the RBS Repurchase Facility (each as defined in "— Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness") each include various covenants that may restrict our ability to pay dividends on our Common stock, including covenants which require that we maintain: (i) on the last day of each fiscal quarter, net worth of $1.0 billion plus 25% of net income, if positive, for each fiscal quarter ended after December 31, 2004 and (ii) at any time, a ratio of indebtedness to tangible net worth no greater than 10:1. In addition, the RBS Repurchase Facility requires PHH Mortgage to maintain a minimum of $3.0 billion in mortgage repurchase or warehouse facilities, comprised of any uncommitted facilities provided by Fannie Mae and any committed mortgage repurchase or warehouse facility, including the RBS Repurchase Facility. Based on our assessment of these requirements as of December 31, 2009, we do not believe that these restrictions will materially limit our ability to make dividend payments on our Common stock in the foreseeable future. Since the Spin-Off, we have not paid any cash dividends on our Common stock nor do we anticipate paying any cash dividends on our Common stock in the foreseeable future.

Issuer Purchases of Equity Securities

There were no share repurchases during the quarter ended December 31, 2009.

Item 6. *Selected Financial Data*

As discussed under "Part I—Item 1. Business," on February 1, 2005, we began operating as an independent, publicly traded company pursuant to the Spin-Off from Cendant. During 2005, prior to the Spin-Off, we underwent an internal reorganization whereby we distributed our former relocation and fuel card businesses to Cendant, and Cendant contributed its former appraisal business, STARS, to us.

Cendant's contribution of STARS to us was accounted for as a transfer of net assets between entities under common control and, therefore, the financial position and results of operations for STARS are included in all periods presented. The financial position and results of operations of our former relocation and fuel card businesses have been segregated and reported as discontinued operations for all periods presented.

The selected consolidated financial data set forth below is derived from our audited Consolidated Financial Statements for the periods indicated. Because of the inherent uncertainties of our business, the historical financial information for such periods may not be indicative of our future results of operations, financial position or cash flows.

	Year Ended and As of December 31,				
	2009	2008[1]	2007	2006	2005[2]
	(In millions, except per share data)				
Consolidated Statements of Operations Data:					
Net revenues	$ 2,606	$ 2,056	$ 2,240	$ 2,288	$ 2,471
Net income (loss) from continuing operations	$ 153	$ (254)	$ (12)	$ (16)	$ 73
Loss from discontinued operations, net Of income taxes	—	—	—	—	(1)
Net income (loss) attributable to PHH Corporation	$ 153	$ (254)	$ (12)	$ (16)	$ 72
Basic earnings (loss) per share attributable to PHH Corporation:					
Income (loss) from continuing operations	$ 2.80	$ (4.68)	$ (0.23)	$ (0.29)	$ 1.38
Loss from discontinued operations	—	—	—	—	(0.02)
Net income (loss)	$ 2.80	$ (4.68)	$ (0.23)	$ (0.29)	$ 1.36
Diluted earnings (loss) per share attributable to PHH Corporation:					
Income (loss) from continuing operations	$ 2.77	$ (4.68)	$ (0.23)	$ (0.29)	$ 1.36
Loss from discontinued operations	—	—	—	—	(0.02)
Net income (loss)	$ 2.77	$ (4.68)	$ (0.23)	$ (0.29)	$ 1.34
Consolidated Balance Sheets Data:					
Total assets	$ 8,123	$ 8,273	$ 9,357	$ 10,760	$ 9,965
Debt	5,160	5,764	6,279	7,647	6,744
PHH Corporation stockholders' equity	1,492	1,266	1,529	1,515	1,521

(1) Loss from continuing operations and Net loss for the year ended December 31, 2008 included $42 million of income related to a terminated merger agreement with General Electric Capital Corporation and a $61 million non-cash charge for Goodwill impairment ($26 million net of a $5 million income tax benefit and a $30 million impact in noncontrolling interest). See Note 3, "Goodwill and Other Intangible Assets" in the accompanying Notes to Consolidated Financial Statements included in this Form 10-K.

(2) Income from continuing operations and Net income for the year ended December 31, 2005 included pre-tax Spin-Off related expenses of $41 million. In connection with and in order to consummate the Spin-Off, on January 27, 2005, our Board of Directors authorized and approved a 52,684-for-one Common stock split, to be effected by a stock dividend at such ratio. The record date with regard to such stock split was January 28, 2005.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with "Part I—Item 1. Business" and our Consolidated Financial Statements and the notes thereto included in this Form 10-K. The following discussion should also be read in conjunction with the "Cautionary Note Regarding Forward-Looking Statements" and the risks and uncertainties described in "Part I—Item 1A. Risk Factors" set forth above.

Overview

We are a leading outsource provider of mortgage and fleet management services. We conduct our business through three operating segments: a Mortgage Production segment, a Mortgage Servicing segment and a Fleet Management Services segment. Our Mortgage Production segment originates, purchases and sells mortgage loans through PHH Mortgage which includes PHH Home Loans. Our Mortgage Production segment generated 34%, 22% and 9% of our Net revenues for 2009, 2008 and 2007, respectively. Our Mortgage Servicing segment services mortgage loans originated by PHH Mortgage and PHH Home Loans. Our Mortgage Servicing segment also purchases MSRs and acts as a subservicer for certain clients that own the underlying MSRs. Our Mortgage Servicing segment generated 3% and 8% of our Net revenues for 2009 and 2007, respectively. As a result of our net loss on MSRs risk management activities our Mortgage Servicing segment generated negative Net revenues for 2008. Our Fleet Management Services segment provides commercial fleet management services to corporate clients and government agencies throughout the U.S. and Canada through PHH Arval. Our Fleet Management Services segment generated 63%, 89% and 83% of our Net revenues for 2009, 2008 and 2007, respectively. During 2008, 2% of our Net revenues were generated from a terminated merger agreement with General Electric Capital Corporation, which were not allocated to our reportable segments.

In 2009, after assessing our cost structure and processes we initiated a transformation effort directed towards creating greater operational efficiencies, improving scalability of our operating platforms and reducing our operating expenses. This effort involves evaluating and improving operational and administrative processes, eliminating inefficiencies and targeting areas of the market where we can leverage our competitive strengths. Our efforts are expected to result in $40 million in expense reductions in 2010 and $100 million of annual operating expense reductions beginning in 2011. These reductions in expenses represent approximately 17% of the $570 million of expenses targeted to date in our transformation effort. In addition, we accrued severance costs of approximately $10 million in the fourth quarter of 2009 reflecting expected headcount reductions associated with our planned expense reductions.

Executive Summary

During 2009 and 2008, our consolidated results were as follows:

	Year Ended December 31,	
	2009	2008
	(In millions)	
Net income (loss) attributable to PHH Corporation	$ 153	$ (254)
Basic earnings (loss) per share attributable to PHH Corporation	2.80	(4.68)
Diluted earnings (loss) per share attributable to PHH Corporation	2.77	(4.68)

During 2009 in comparison to 2008, segment profit (loss) (as described under "— Results of Operations— 2009 vs. 2008—Segment Results") was primarily driven by:

- ***Combined Mortgage Services of $221 Million vs. $(520) Million:*** strong mortgage production results from higher margins on mortgage loans and higher volumes of more profitable first mortgage retail originations and interest rate lock commitments ("IRLCs") expected to close and our ongoing cost reduction initiatives that provided for a more scalable mortgage production platform coupled with a favorable change in Valuation adjustments related to mortgage servicing rights, net resulting from declines in mortgage interest rates at the end of 2008.

- ***Mortgage Production Segment of $306 Million vs. $(90) Million:*** higher margins on mortgage loans, higher volumes of more profitable first mortgage retail originations and IRLCs expected to close, the impact of ongoing cost reduction initiatives and a more scalable mortgage production platform. Segment loss for 2008 was also negatively impacted by a Goodwill impairment related to PHH Home Loans.

- ***Mortgage Servicing Segment of $(85) Million vs. $(430) Million***: a favorable change in Valuation adjustments related to mortgage servicing rights, net resulting from declines in mortgage interest rates at the end of 2008 and a net derivative loss related to MSRs that was recognized during 2008, partially offset by a greater reduction in the value of MSRs due to prepayments and changes in portfolio delinquencies and foreclosures. Lower earnings from escrow balances resulting from historically low short-term interest rates caused further deterioration in the segment's results. Foreclosure-related and reinsurance-related charges also continued to negatively impact segment results.

- ***Fleet Management Services Segment of $54 Million vs. $62 Million:*** during 2008, we recognized a gain of $7 million on the early termination of a technology development and licensing arrangement. Additionally, segment profit during 2009 compared to 2008 was driven by improved lease margins and the impact of ongoing cost reduction initiatives partially offset by volume declines.

See "— Results of Operations—2009 vs. 2008" for additional information regarding our consolidated results and the results of each of our reportable segments for the respective period.

Mortgage Services

Regulatory Trends

The U.S. economic recession has resulted, and could continue to result, in increased delinquencies, home price depreciation and lower home sales. In response to these trends, the U.S. government has taken several actions that are intended to stabilize the housing market and the banking system, maintain lower interest rates, and increase liquidity for lending institutions. Certain of these actions are also intended to make it easier for borrowers to obtain mortgage financing or to avoid foreclosure on their current homes. Some of these key actions that have impacted, and may continue to impact, the U.S. mortgage industry include the enactment of the HERA, the conservatorship of Fannie Mae and Freddie Mac, the enactment of the EESA, TARP, the implementation of HAMP and HARP as part of HASP, the purchase by the Federal Reserve of direct obligations of the GSEs, the enactment of the AARA, and the implementation of the PPIP.

These specific actions by the federal government are intended, among other things, to stabilize domestic residential real estate markets by increasing the availability of credit for homebuyers and existing homeowners and reduce the foreclosure rates through mortgage loan modification programs. Although the federal government's HASP programs are intended to improve the current trends in home foreclosures, some local and state governmental authorities have taken, and others are contemplating taking, regulatory action to require increased loss mitigation outreach for borrowers, including the imposition of waiting periods prior to the filing of notices of default and the completion of foreclosure sales and, in some cases, moratoriums on foreclosures altogether. Such regulatory changes in the foreclosure process could increase servicing costs and reduce the ultimate proceeds received on these properties if real estate values continue to decline. These changes could also have a negative impact on liquidity as we may be required to repurchase loans without the ability to sell the underlying property on a timely basis.

Additionally, on June 17, 2009, the Treasury issued a report recommending the enactment of sweeping financial regulatory reform legislation. While we are continuing to evaluate the proposed legislation, it is too early to tell when or if any of the provisions will be enacted and what impact any such provisions could have on the mortgage industry. If enacted as proposed, this legislation could materially affect the manner in which we conduct our businesses and result in federal regulation and oversight of our business activities.

While it is too early to tell whether the foregoing governmental initiatives will achieve their intended effects, there can be no assurance that any of these programs will improve the effects of the current economic recession on our business. We also may be at a competitive disadvantage in the event that our competitors are able to participate in these federal programs and it is determined that we are not eligible to participate in these programs.

See "Part I—Item 1. Business—Mortgage Production and Mortgage Servicing Segments—Mortgage Regulation," "Part I—Item 1. Business—Mortgage Production and Mortgage Servicing Segments—Insurance Regulation" and "Part I—Item 1A. Risk Factors—Risks Related to our Business—The businesses in which we engage are complex and heavily regulated, and changes in the regulatory environment affecting our businesses could have a material adverse effect on our business, financial position, results of operations or cash flows." for additional information regarding the impact of regulatory environments on our Mortgage Production and Mortgage Servicing segments.

Mortgage Industry Trends

Overall Trends

The aggregate demand for mortgage loans in the U.S. is a primary driver of the Mortgage Production and Mortgage Servicing segments' operating results. The demand for mortgage loans is affected by external factors including prevailing mortgage rates, the strength of the U.S. housing market and investor underwriting standards for borrower credit and LTVs. During 2009, secondary market demand and prevailing mortgage interest rates have been positively impacted by the Federal Reserve's purchase of MBS issued by the GSEs, which is scheduled to end in the first quarter of 2010. The cessation of this program could result in adverse conditions in the secondary mortgage market, which may change the trend of prevailing mortgage interest rates experienced in 2009. This development could negatively impact our Mortgage Production and Mortgage Servicing segments during 2010, as further discussed below.

In 2009, the mortgage industry continued to utilize more restrictive underwriting standards that made it more difficult for borrowers with less than prime credit records, limited funds for down payments or a high LTV to qualify for a mortgage. While there is uncertainty regarding their long-term impact, the HASP programs, discussed above under "— Regulatory Trends," expands the population of eligible borrowers by expanding the maximum LTV to 125% for existing Fannie Mae loans which we believe had a favorable impact on mortgage industry origination volumes in 2009 and may continue into 2010.

As of February 2010, Fannie Mae's *Economics and Mortgage Market Analysis* forecasted a decrease in industry loan originations of approximately 32% in 2010 from forecasted 2009 levels, which was comprised of a 56% decrease in forecasted refinance activity partially offset by a 17% increase in forecasted purchase originations.

See "— Liquidity and Capital Resources—General" for a discussion of trends relating to the credit markets and the impact of these trends on our liquidity.

Mortgage Production Trends

As a result of the government programs discussed above under "— Regulatory Trends," mortgage rates reached historically low levels during 2009. Consistent with Fannie Mae's *Economics and Mortgage Market Analysis* forecast, we believe that overall refinance originations for the mortgage industry and our Mortgage Production segment may decrease during 2010 from 2009 levels, which may have a negative impact on overall origination volumes during 2010 in comparison to 2009. The level of interest rates is a key driver of refinancing activity; however, there are other factors which influence the level of refinance originations, including home prices, underwriting standards and product characteristics. Refinancing activity during 2010 may also be impacted by many borrowers who have existing adjustable-rate mortgage loans ("ARMs") that will have their rates reset. Although short-term interest rates are at or near historically low levels, lower fixed interest rates may provide an incentive for those borrowers to seek to refinance loans subject to interest rate changes.

Given the level of industry consolidation and competitive environment, loan margins across the industry have increased as compared to prior years. Although we expect loan margins to decline from the highs of 2009 given the forecasted decline in the industry origination volume, we believe that they will remain higher than prior years, which we believe is reflective of a longer term view of the returns required to manage the underlying risk of a mortgage production business.

Although we continue to anticipate a challenging environment for purchase originations in 2010, home affordability is at higher levels driven by both declines in home prices and historically low mortgage interest rates. This greater level of housing affordability, coupled with the availability of tax incentives for first time homebuyers and qualified repeat buyers, which were expanded to home purchases with a binding sales contract signed by April 30, 2010, could improve expected purchase originations for the mortgage industry during 2010.

The majority of industry loan originations during 2009 were fixed-rate conforming loans and substantially all of our loans closed to be sold during 2009 were conforming. We continued to observe a lack of liquidity and lower valuations in the secondary mortgage market for non-conforming loans during 2009 and we expect that this trend may continue in 2010.

The components of our MLHS, recorded at fair value, were as follows:

	December 31, 2009
	(In millions)
First mortgages:	
Conforming[1]	$ 1,106
Non-conforming	27
Alt-A[2]	2
Construction loans	16
Total first mortgages	1,151
Second lien	24
Scratch and Dent[3]	41
Other	2
Total	$ 1,218

[1] Represents mortgage loans that conform to the standards of the GSEs.

[2] Represents mortgage loans that are made to borrowers with prime credit histories, but do not meet the documentation requirements of a conforming loan.

[3] Represents mortgage loans with origination flaws or performance issues.

Mortgage Servicing Trends

The historically low mortgage interest rates experienced during 2009 resulted in a significant increase in refinance activity in our Mortgage Servicing segment. Although we experienced a significant increase in loan payoffs during 2009, we were able to increase our loan servicing portfolio by capturing the opportunity for refinance activity in our Mortgage Production segment. In addition to the significant increase in refinance activity, the declining housing market and general economic conditions, including elevated unemployment rates, have continued to negatively impact our Mortgage Servicing segment. Industry-wide mortgage loan delinquency rates have increased and we expect they will continue to increase over 2009 levels in correlation with unemployment rates. We expect foreclosure costs to remain elevated during 2010 due to an increase in borrower delinquencies and declining home prices. During 2009, we experienced increases in actual and projected repurchases, indemnifications and related loss severity associated with the representations and warranties that we provide to purchasers and insurers of our sold loans, which we expect may continue in 2010, primarily due to increased delinquency rates and a decline in housing prices in 2009 compared to 2008.

A summary of the activity in foreclosure-related reserves is as follows:

Balance, January 1, 2008	$ 49
Realized foreclosure losses	(37)
Increase in foreclosure reserves	69
Balance, December 31, 2008	81
Realized foreclosure losses[1]	(73)
Increase in foreclosure reserves	78
Balance, December 31, 2009	$ 86

[1] Realized foreclosure losses for 2009 include an $11 million settlement with an individual investor for all future potential repurchase liabilities.

HAMP, discussed above under "— Regulatory Trends," provides an opportunity for mortgage servicers to modify existing mortgage loans, subject to certain requirements, in return for a modification fee and additional financial incentives if the modified loan remains current. Specifically for Fannie Mae loans, servicers will receive compensation of $1,000 per loan modified under this program with an additional incentive of $500 if the loan is current at the time of modification. We will earn an additional $1,000 per year for three years under certain circumstances depending upon the extent of the modification and performance of the modified loan. Additionally, HAMP could provide additional guidelines for refinancing loans that may not be eligible for modification. We believe that these programs provide additional opportunities for our Mortgage Servicing segment and could reduce our exposure to future foreclosure-related losses. As of December 31, 2009, we have approximately 13,500 borrowers that are in the trial modification period. During the fourth quarter of 2009, servicer incentives received from the Treasury were not significant and did not significantly impact our results of operations.

During the third quarter of 2008, we assessed the composition of our capitalized mortgage servicing portfolio and its relative sensitivity to refinance if interest rates decline, the costs of hedging and the anticipated effectiveness of the hedge given the economic environment. Based on that assessment, we made the decision to close out substantially all of our derivatives related to MSRs during the third quarter of 2008, which resulted in volatility in the results of operations for our Mortgage Servicing segment during 2009. As of December 31, 2009, there were no open derivatives related to MSRs. Our decisions regarding the use of derivatives related to MSRs, if any, could result in continued volatility in the results of operations for our Mortgage Servicing segment.

As of December 31, 2009, Atrium had outstanding reinsurance agreements that were inactive and in runoff with two primary mortgage insurers. While in runoff, Atrium will continue to collect premiums and have risk of loss on the current population of loans reinsured, but may not add to that population of loans. During the third quarter of 2009, we commuted the reinsurance agreements with two other primary mortgage insurers. Pursuant to these commutations, Atrium has remitted the associated balance of securities held in trust in its entirety to the primary mortgage insurers. Atrium is no longer at risk for losses related to the commuted reinsurance agreements. (See "— Item 7A. Quantitative and Qualitative Disclosures About Market Risk" in this Form 10-K for additional information regarding mortgage reinsurance.)

Although HAMP could reduce our exposure to reinsurance losses through the loan modification and refinance programs, continued increases in mortgage loan delinquency rates and lower home prices could continue to have a further negative impact on our reinsurance business.

A summary of the activity in reinsurance-related reserves is as follows:

Balance, January 1, 2008	$ 32
Realized reinsurance losses	—
Increase in reinsurance reserves	51
Balance, December 31, 2008	83
Realized reinsurance losses[(1)]	(10)
Increase in reinsurance reserves	35
Balance, December 31, 2009	$ 108

(1) Realized reinsurance losses include a $7 million payment associated with the commutation of reinsurance agreements during 2009.

As a result of the continued weakness in the housing market and increasing delinquency and foreclosure experience, our provision for reinsurance losses may increase during 2010 in comparison to 2009 as anticipated losses become incurred. Additionally, we began to pay claims for certain book years and reinsurance agreements during 2009 and we expect to continue to pay claims during 2010. We hold securities in trust related to our potential obligation to pay such claims, which were $281 million and were included in Restricted cash in the accompanying Consolidated Balance Sheet as of December 31, 2009. We continue to believe that this amount is significantly higher than the expected claims.

Seasonality

Our Mortgage Production segment is generally subject to seasonal trends. These seasonal trends reflect the pattern in the national housing market. Home sales typically rise during the spring and summer seasons and decline during the fall and winter seasons. Seasonality has less of an effect on mortgage refinancing activity, which is primarily driven by prevailing mortgage rates. Our Mortgage Servicing segment is generally not subject to seasonal trends.

Inflation

An increase in inflation could have a significant impact on our Mortgage Production and Mortgage Servicing segments. Interest rates normally increase during periods of rising inflation. Historically, as interest rates increase, mortgage loan production decreases, particularly production from loan refinancing. An environment of gradual interest rate increases may, however, signify an improving economy or increasing real estate values, which in turn may stimulate increased home buying activity. Generally, in periods of reduced mortgage loan production, the associated profit margins also decline due to increased competition among mortgage loan originators, which further pressures mortgage production profitability. Conversely, in a rising interest rate environment, our mortgage loan servicing revenues generally increase because mortgage prepayment rates tend to decrease, extending the average life of our servicing portfolio and increasing the value of our MSRs. See discussion below under "— Market and Credit Risk," "Part I—Item 1A. Risk Factors— Risks Related to our Business—Certain hedging strategies that we may use to manage interest rate risk associated with our MSRs and other mortgage-related assets and commitments may not be effective in mitigating those risks." and "— Item 7A. Quantitative and Qualitative Disclosures About Market Risk."

Fleet Management Services Segment

Fleet Industry Trends

Growth in our Fleet Management Services segment is driven principally by increased market share in fleets greater than 75 units and increased fee-based services. The U.S. commercial fleet management services market has continued to experience minimal growth over the last several years as reported by the *Automotive Fleet*. Our Fleet Management Services segment currently depends upon the North American automotive industry to supply us with new vehicles for our clients. We expect that the reorganized General Motors and Chrysler may be more financially viable suppliers in the future. We believe any disruption in vehicle production by the North American automobile manufacturers will have little impact on our ability to provide our clients with vehicle leases, as we would have the alternative to rely on foreign suppliers. Notwithstanding a short-term increase in consumer demand for new vehicles resulting from a federal stimulus program during the third quarter of 2009, the impact of the U.S. economic recession is expected to cause the North American automobile manufacturers to continue to experience a continued softening in the demand for new vehicle production in 2010.

We believe that these trends have been reflected in our Fleet Management Services segment, as we experienced a decline in our leased units in 2009 and we expect that this trend will also continue in 2010. However, we expect that as clients elect to delay the timing of obtaining replacement vehicles and the fleets of our Fleet Management Services segment's clients continue to age, they may require greater levels of maintenance services.

The credit markets have experienced extreme volatility over the past year; however, the demand for ABS by investors in the U.S. and Canada has continued to dramatically increase during 2009 and into 2010. Likewise, the spread levels required by investors in the primary and secondary markets for ABS, along with spread compression, have improved during 2009 and into 2010. In addition, participation in the ABS markets by traditional investors has risen dramatically. These trends have positively impacted our outlook for both our access to the ABS market and expectations for spreads on securities issued by, or conduit funding obtained by, our U.S. wholly owned subsidiary, Chesapeake, and our Canadian special purpose trust, Fleet Leasing Receivables Trust ("FLRT"). In January 2010, FLRT issued $343 million senior term notes backed by leases originated by our Canadian fleet management services operations. Overall, ABS markets have improved during 2009 and into 2010, and we anticipate this improvement will result in greater demand for ABS in both the U.S. and Canadian markets during the remainder of 2010. See "— Liquidity and Capital Resources" for a discussion of trends relating to the credit markets, the impact of these trends on our liquidity and term notes issued in January 2010.

In response to the foregoing trends, we have worked to modify the lease pricing associated with billings to the clients of our Fleet Management Services segment to correlate more closely with our underlying cost of funds, which we believe is also reflective of revised pricing throughout the fleet management industry.

Seasonality

The results of operations of our Fleet Management Services segment are generally not seasonal.

Inflation

Inflation does not have a significant impact on our Fleet Management Services segment.

Market and Credit Risk

We are exposed to market and credit risks. See "— Item 7A. Quantitative and Qualitative Disclosures About Market Risk" and "Part I—Item 1A. Risk Factors—Risks Related to our Business—Certain hedging strategies that we may use to manage interest rate risk associated with our MSRs and other mortgage-related assets and commitments may not be effective in mitigating those risks."

Results of Operations—2009 vs. 2008

Consolidated Results

Our consolidated results of operations for 2009 and 2008 were comprised of the following:

	Year Ended December 31,		
	2009	2008	Change
	(In millions)		
Net fee income	$ 425	$ 371	$ 54
Fleet lease income	1,441	1,585	(144)
Gain on mortgage loans, net	610	259	351
Mortgage net finance (expense) income	(58)	2	(60)
Loan servicing income	431	430	1
Valuation adjustments related to mortgage servicing rights, net	(280)	(733)	453
Other income	37	142	(105)
Net revenues	2,606	2,056	550
Depreciation on operating leases	1,267	1,299	(32)
Fleet interest expense	89	162	(73)
Goodwill impairment	—	61	(61)
Total other expenses	970	977	(7)
Total expenses	2,326	2,499	(173)
Income (loss) before income taxes	280	(443)	723
Provision for (benefit from) income taxes	107	(162)	269
Net income (loss)	173	(281)	454
Less: net income (loss) attributable to noncontrolling interest	20	(27)	47
Net income (loss) attributable to PHH Corporation	$ 153	$ (254)	$ 407

During 2009, our Net revenues increased by $550 million (27%) compared to 2008 due to increases of $418 million and $358 million in our Mortgage Production and Mortgage Servicing segments, respectively, that were partially offset by a decrease of $178 million in our Fleet Management Services segment and a $48 million unfavorable change in other revenue not allocated to our reportable segments, primarily related to a terminated merger agreement with General Electric Capital Corporation during 2008. Our Income (loss) before income taxes changed favorably by $723 million during 2009 compared to 2008 due to favorable changes of $443 million and $345 million in our Mortgage Production and Mortgage Servicing segments, respectively, that were partially offset by unfavorable changes of $57 million in other (expense) income not allocated to our reportable segments, primarily related to a terminated merger agreement with General Electric Capital Corporation during 2008 and $8 million in our Fleet Management Services segment.

Our effective income tax rates were 38.3% and (36.6)% for 2009 and 2008, respectively. The Provision for (benefit from) income taxes changed unfavorably by $269 million to $107 million in 2009 from $(162) million in 2008 primarily due to the following: (i) a $253 million increase in federal income tax expense due to the favorable change in Income (loss) before income taxes, (ii) a $37 million increase in the state income tax expense due to the favorable change in Income (loss) before income taxes and (iii) a $5 million unfavorable change in deferred income tax expense representing the change in estimated state apportionment factors and tax rates in 2009 compared to 2008. All of these factors were partially offset by the following: (i) a $19 million favorable change in the impact of Realogy's noncontrolling interest in the profit or loss of the Mortgage Venture on the calculated effective tax rate, (ii) a $4 million decrease in expense related to the valuation allowance for deferred tax assets during 2009 compared to 2008 and (iii) a portion of the PHH Home Loans' Goodwill impairment charge was not deductible for federal and state income tax purposes, which impacted the calculated effective tax rate for 2008 by $7 million.

Segment Results

Discussed below are the results of operations for each of our reportable segments. Our management evaluates the operating results of each of our reportable segments based upon Net revenues and segment profit or loss, which is presented as the income or loss before income tax provision or benefit and after net income or loss attributable to noncontrolling interest. The Mortgage Production segment profit or loss excludes Realogy's noncontrolling interest in the profits and losses of the Mortgage Venture.

Mortgage Services

Profit (loss) for our combined Mortgage Services segments changed favorably by $741 million during 2009 compared to 2008 primarily due to a $776 million increase in Net revenues and a $12 million decrease in Total expenses.

Net revenues for our combined Mortgage Services segments increased by $776 million during 2009 compared to 2008 due to an increase of $418 million in our Mortgage Production segment primarily attributable to higher margins on mortgage loans and higher volumes of more profitable first mortgage retail originations and IRLCs expected to close and an increase of $358 million in our Mortgage Servicing segment primarily due to a favorable change in Valuation adjustments related to mortgage servicing rights.

The following tables present the key drivers and related components of Total expenses for 2009 and 2008:

	Year Ended December 31,			
	2009	2008	Change	% Change
	($ in millions)			
First mortgage closings (units)	153,694	115,873	37,821	33%
Second-lien closings (units)	10,692	30,176	(19,484)	(65)%
Total number of loans closed (units)	164,386	146,049	18,337	13%
Average loan servicing portfolio	$ 149,628	$ 152,681	$ (3,053)	(2)%

	Year Ended December 31,			
	2009	2008	Change	% Change
	(In millions)			
Production-related expenses[(1)]	$ 435	$ 380	$ 55	14%
Servicing-related expenses	73	64	9	14%
Foreclosure costs	70	73	(3)	(4)%
Other expenses	143	155	(12)	(8)%
Goodwill impairment	—	61	(61)	(100)%
Total expenses	$ 721	$ 733	$ (12)	(2)%

(1) Approximately 83% of production-related expenses for 2009 are scalable with origination volumes.

Production-related expenses represent direct costs associated with the origination of mortgage loans, including commissions, appraisal expenses, automated underwriting and other closing costs, as well as production support costs, including underwriting, processing and secondary marketing. Due to the marginal costs associated with the origination of second-lien loan originations, production-related expenses are primarily driven by first mortgage closings. Production-related expenses increased by 14%, despite a 33% increase in the total number of first mortgage closings (units), which is reflective of our ongoing cost reduction initiatives and our efforts to make the Mortgage Production segment's expenses more scalable with volumes. Servicing-related expenses represent the operating costs of our Mortgage Servicing segment for performing the related servicing activities associated with our loan servicing portfolio. The increase in servicing related expenses is primarily due to the higher costs associated with the increase in delinquencies and defaults in our loan servicing portfolio. Other expenses consist of support functions, including information technology, finance, human resources, legal and corporate allocations. The reduction in other expenses is attributable to our ongoing cost reduction activities.

The following table presents a summary of our financial results for our combined Mortgage Services segments and is followed by a discussion of each of the key components of Net revenues and Total expenses for the two reportable segments individually:

	Year Ended December 31,			
	2009	2008	Change	% Change
	(In millions)			
Mortgage fees	$ 275	$ 208	$ 67	32 %
Gain on mortgage loans, net	610	259	351	136 %
Mortgage interest income	91	175	(84)	(48)%
Mortgage interest expense	(151)	(171)	20	12 %
Mortgage net finance (expense) income	(60)	4	(64)	n/m [1]
Loan servicing income	431	430	1	—
Change in fair value of mortgage servicing rights	(280)	(554)	274	49 %
Net derivative loss related to mortgage servicing rights	—	(179)	179	100 %
Valuation adjustments related to mortgage servicing rights	(280)	(733)	453	62 %
Net loan servicing income (loss)	151	(303)	454	n/m [1]
Other (expense) income	(14)	18	(32)	n/m [1]
Net revenues	962	186	776	417 %
Salaries and related expenses	375	328	47	14 %
Occupancy and other office expenses	41	55	(14)	(25)%
Other depreciation and amortization	15	14	1	7 %
Other operating expenses	290	275	15	5 %
Goodwill impairment	—	61	(61)	(100)%
Total expenses	721	733	(12)	(2)%
Income (loss) before income taxes	241	(547)	788	n/m [1]
Less: net income (loss) attributable to noncontrolling interest	20	(27)	47	n/m [1]
Combined Mortgage Services segments profit (loss)	$ 221	$ (520)	$ 741	n/m [1]

[1] n/m—Not meaningful.

Mortgage Production Segment

The following tables present a summary of our financial results and key related drivers for the Mortgage Production segment, and are followed by a discussion of each of the key components of Net revenues and Total expenses:

	Year Ended December 31,			
	2009	2008	Change	% Change
	(Dollars in millions, except average loan amount)			
Loans closed to be sold	$ 29,370	$ 20,753	$ 8,617	42 %
Fee-based closings	8,194	13,166	(4,972)	(38)%
Total closings	$ 37,564	$ 33,919	$ 3,645	11 %
Purchase closings	$ 15,401	$ 21,403	$ (6,002)	(28)%
Refinance closings	22,163	12,516	9,647	77 %
Total closings	$ 37,564	$ 33,919	$ 3,645	11 %
Fixed rate	$ 30,512	$ 20,008	$ 10,504	52 %
Adjustable rate	7,052	13,911	(6,859)	(49)%
Total closings	$ 37,564	$ 33,919	$ 3,645	11 %
First mortgage closings (units)	153,694	115,873	37,821	33 %
Second-lien closings (units)	10,692	30,176	(19,484)	(65)%
Total number of loans closed (units)	164,386	146,049	18,337	13 %
Average loan amount	$228,510	$232,241	$ (3,731)	(2)%
Loans sold	$ 29,002	$ 21,079	$ 7,923	38 %
Applications	$ 54,283	$ 48,545	$ 5,738	12 %
IRLCs expected to close	$ 26,210	$ 19,790	$ 6,420	32 %

	Year Ended December 31,			
	2009	2008	Change	% Change
	(In millions)			
Mortgage fees	$ 275	$ 208	$ 67	32%
Gain on mortgage loans, net	610	259	351	136%
Mortgage interest income	79	92	(13)	(14)%
Mortgage interest expense	(90)	(99)	9	9%
Mortgage net finance expense	(11)	(7)	(4)	(57)%
Other income	6	2	4	200%
Net revenues	880	462	418	90%
Salaries and related expenses	336	297	39	13%
Occupancy and other office expenses	32	44	(12)	(27)%
Other depreciation and amortization	14	13	1	8%
Other operating expenses	172	164	8	5%
Goodwill impairment	—	61	(61)	(100)%
Total expenses	554	579	(25)	(4)%
Income (loss) before income taxes	326	(117)	443	n/m[1]
Less: net income (loss) attributable to noncontrolling interest	20	(27)	47	n/m[1]
Segment profit (loss)	$ 306	$ (90)	$ 396	n/m[1]

[1] n/m—Not meaningful.

Mortgage Production Statistics

Loans closed to be sold and fee-based closings are the key drivers of Mortgage fees, whereas IRLCs expected to close are the primary driver of Gain on mortgage loans, net.

Loans purchased from financial institutions are included in loans closed to be sold while loans originated by us and retained by financial institutions are included in fee-based closings. The change in mix between fee-based closings and loans closed to be sold was primarily due to a decrease in fee-based closings from our financial institutions clients during 2009 compared to 2008. Long-term mortgage interest rates declined to historic lows during the fourth quarter of 2008 and remained historically low throughout 2009, which resulted in a greater percentage of fixed-rate conforming mortgage loan originations, whereas our fee-based closings from our financial institutions clients have historically consisted of a greater percentage of ARMs. The change in mix of first and second-lien originations is attributable to the product offerings of our financial institutions clients during 2009 as compared to 2008, which is reflective of the general economic trends including home price depreciation, which has reduced the available equity of potential borrowers.

The increase in IRLCs expected to close was primarily attributable to an increase in refinance activity resulting from historically low mortgage interest rates during 2009 and the change in mix between fee-based closings and loans closed to be sold.

Mortgage Fees

Mortgage fees consist of fee income earned on all loan originations, including loans closed to be sold and fee-based closings. Fee income consists of amounts earned related to application and underwriting fees, fees on cancelled loans and appraisal and other income generated by our appraisal services business. Fee income also consists of amounts earned from financial institutions related to brokered loan fees and origination assistance fees resulting from our private-label mortgage outsourcing activities. Fees associated with the origination and acquisition of MLHS are recognized as earned.

Mortgage fees increased by $67 million (32%) primarily due to an 11% increase in total closings, an increase in first mortgage retail originations and the impact of a decrease in second-lien originations that was partially offset by a change in mix between fee-based closings and loans closed to be sold during 2009 compared to 2008. Mortgage fees associated with first mortgage retail originations are generally higher than those associated with second-lien originations and closed mortgage loan purchases, as we have a greater involvement in the origination process.

Gain on Mortgage Loans, Net

Gain on mortgage loans, net includes realized and unrealized gains and losses on our MLHS, as well as the changes in fair value of all loan-related derivatives, including our IRLCs and freestanding loan-related derivatives. The fair value of our IRLCs is based upon the estimated fair value of the underlying mortgage loan, adjusted for: (i) estimated costs to complete and originate the loan and (ii) an adjustment to reflect the estimated percentage of IRLCs that will result in a closed mortgage loan. The valuation of our IRLCs and MLHS approximates a whole-loan price, which includes the value of the related MSRs. MSRs are recognized and capitalized at the date the loans are sold and subsequent changes in the fair value of MSRs are recorded in Change in fair value of mortgage servicing rights in the Mortgage Servicing segment.

Prior to January 1, 2008, our IRLCs and loan-related derivatives were initially recorded at zero value at inception with changes in fair value recorded as a component of Gain on mortgage loans, net. Pursuant to the transition provisions of updates to Accounting Standards Codification ("ASC") 815, "Derivatives and Hedging" ("ASC 815"), we recognized a benefit to Gain on mortgage loans, net during 2008 of approximately $30 million, as the value attributable to servicing rights related to IRLCs as of January 1, 2008 was excluded from the transition adjustment for the adoption of ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820"). (See Note 1, "Summary of Significant Accounting Policies" in the accompanying Notes to Consolidated Financial Statements included in this Form 10-K.)

The components of Gain on mortgage loans, net were as follows:

	Year Ended December 31,			
	2009	2008	Change	% Change
	(In millions)			
Gain on loans	$ 552	$ 353	$ 199	56%
Change in fair value of MLHS and related derivatives:				
ARMs	—	(20)	20	100%
Scratch and Dent and Alt-A loans	(7)	(28)	21	75%
Second-lien loans	(6)	(6)	—	—
Construction loans	(5)	—	(5)	n/m[(1)]
Jumbo loans	(2)	(15)	13	87%
Economic hedge results	78	(55)	133	n/m[(1)]
Total change in fair value of MLHS and related derivatives	58	(124)	182	n/m[(1)]
Benefit of transition provision of updates to ASC 815	—	30	(30)	(100)%
Gain on mortgage loans, net	$ 610	$ 259	$ 351	136%

(1) n/m—Not meaningful.

Gain on mortgage loans, net increased by $351 million (136%) from 2008 to 2009 due to a $199 million increase in gain on loans and a $182 million favorable variance from the change in fair value of MLHS and related derivatives that were partially offset by the $30 million benefit of the transition provision of updates to ASC 815 during 2008.

The $199 million increase in gain on loans during 2009 compared to 2008 was primarily due to significantly higher margins and a 32% increase in IRLCs expected to close. The significantly higher margins during 2009 were primarily attributable to an increase in industry refinance activity for conforming first mortgage loans, resulting from lower mortgage interest rates, coupled with lower overall industry capacity. Loan margins generally widen when mortgage interest rates decline and tighten when mortgage interest rates increase, as loan originators balance origination volume with operational capacity.

The $182 million favorable variance from the change in fair value of MLHS and related derivatives was due to a $133 million favorable variance from economic hedge results and a $49 million reduction in unfavorable valuation adjustments for certain mortgage loans. The favorable variance from economic hedge results was primarily due to a decrease in hedge costs during 2009 compared to 2008 and a favorable change in mortgage interest rates whereby the increase in value of IRLCs and MLHS exceeded the decrease in value of the related derivatives. The reduction in unfavorable valuation adjustments for certain mortgage loans was primarily due to a reduction in unfavorable adjustments related to Scratch and Dent and Alt-A, ARMs and jumbo loans that were partially offset by an increase in unfavorable adjustments related to construction loans. The unfavorable valuation adjustments for Scratch and Dent and Alt-A, second-lien, construction and jumbo loans during 2009 were primarily due to decreases in the collateral values and credit performance of these loans. The unfavorable valuation adjustment for Scratch and Dent and Alt-A, ARMs, jumbo and second-lien loans during 2008 was the result of a continued decrease in demand for these types of loans due to the adverse secondary mortgage market conditions unrelated to changes in interest rates.

Mortgage Net Finance Expense

Mortgage net finance expense allocable to the Mortgage Production segment consists of interest income on MLHS and interest expense allocated on debt used to fund MLHS and is driven by the average balance of loans held for sale, the average volume of outstanding borrowings, the note rate on loans held for sale and the cost of funds rate of our outstanding borrowings. Mortgage net finance expense allocable to the Mortgage Production segment increased by $4 million (57%) during 2009 compared to 2008 due to a $13 million (14%) decrease in Mortgage interest income that was partially offset by a $9 million (9%) decrease in Mortgage interest expense. The $13 million decrease in Mortgage interest income was primarily due to lower interest rates related to loans held for sale. The $9 million decrease in Mortgage interest expense was attributable to a lower cost of funds from our outstanding borrowings. The lower cost of funds from our outstanding borrowings was primarily attributable to a decrease in short-term interest rates. A significant portion of our loan originations are funded with variable-rate short-term debt. The average daily one-month LIBOR, which is used as a benchmark for short-term rates, was 235 basis points ("bps") lower during 2009 compared to 2008.

Salaries and Related Expenses

Salaries and related expenses allocable to the Mortgage Production segment consist of commissions paid to employees involved in the loan origination process, as well as compensation, payroll taxes and benefits paid to employees in our mortgage production operations and allocations for overhead. Salaries and related expenses increased by $39 million (13%) during 2009 compared to 2008 due to a $22 million increase in commissions expense, a $19 million increase in management incentives and an $8 million increase in costs associated with temporary and contract personnel that were partially offset by a $10 million decrease in salaries and related benefits. The increase in commissions expense was primarily attributable to an 11% increase in total closings and an increase in first mortgage retail originations during 2009 compared to 2008, as there is higher commission cost associated with these loans. The increase in costs associated with temporary and contract personnel was due to the modification of our cost structure to a more flexible workforce. The decrease in salaries and related benefits was primarily attributable to a reduction in average permanent employees for 2009 compared to 2008.

Occupancy and Other Office Expenses

Occupancy and other office expenses decreased by $12 million (27%) during 2009 compared to 2008 primarily due to the reduction of leased space resulting from our continued efforts to reduce overall costs.

Other Operating Expenses

Other operating expenses allocable to the Mortgage Production segment consist of production-related direct expenses, appraisal expense and allocations for overhead. Other operating expenses increased by $8 million (5%) during 2009 compared to 2008. This increase was primarily attributable to a $16 million increase in production-related direct expenses as a result of the increase in total closings and first mortgage retail originations, which was partially offset by an $8 million reduction in other expenses resulting from our continued efforts to reduce overall costs.

Mortgage Servicing Segment

The following tables present a summary of our financial results and a key related driver for the Mortgage Servicing segment, and are followed by a discussion of each of the key components of Net revenues and Total expenses:

	Year Ended December 31,			
	2009	2008	Change	% Change
	(In millions)			
Average loan servicing portfolio	$ 149,628	$ 152,681	$ (3,053)	(2)%

	Year Ended December 31,			
	2009	2008	Change	% Change
	(In millions)			
Mortgage interest income	$ 12	$ 83	$ (71)	(86)%
Mortgage interest expense	(61)	(72)	11	15%
Mortgage net finance (expense) income	(49)	11	(60)	n/m[1]
Loan servicing income	431	430	1	—
Change in fair value of mortgage servicing rights	(280)	(554)	274	49%
Net derivative loss related to mortgage servicing rights	—	(179)	179	100%
Valuation adjustments related to mortgage servicing rights	(280)	(733)	453	62%
Net loan servicing income (loss)	151	(303)	454	n/m[1]
Other (expense) income	(20)	16	(36)	n/m[1]
Net revenues	82	(276)	358	n/m[1]
Salaries and related expenses	39	31	8	26%
Occupancy and other office expenses	9	11	(2)	(18)%
Other depreciation and amortization	1	1	—	—
Other operating expenses	118	111	7	6%
Total expenses	167	154	13	8%
Segment loss	$ (85)	$ (430)	$ 345	80%

(1) n/m—Not meaningful.

Mortgage Net Finance (Expense) Income

Mortgage net finance (expense) income allocable to the Mortgage Servicing segment consists of interest income credits from escrow balances, income from investment balances (including investments held by Atrium) and interest expense allocated on debt used to fund our MSRs, which is driven by the average volume of outstanding borrowings and the cost of funds rate of our outstanding borrowings. Mortgage net finance (expense) income changed unfavorably by $60 million during 2009 compared to 2008 due to a $71 million (86%) decrease in

Mortgage interest income that was partially offset by an $11 million (15%) decrease in Mortgage interest expense. The decrease in Mortgage interest income was due to lower short-term interest rates and lower average escrow balances in 2009 compared to 2008. Escrow balances earn income based on one-month LIBOR, which was 235 bps lower, on average, during 2009 compared to 2008. The lower average escrow balances were due to the 2% decrease in the average loan servicing portfolio. The ending one-month LIBOR rate at December 31, 2009 was 23 bps, which has significantly reduced the earnings opportunity related to our escrow balances compared to historical periods. The decrease in Mortgage interest expense was due to lower cost of funds from our outstanding borrowings, primarily due to the decrease in short-term interest rates, and lower average borrowings allocable to our Mortgage Servicing segment.

Loan Servicing Income

Loan servicing income includes recurring servicing fees, other ancillary fees and net reinsurance loss from Atrium. Recurring servicing fees are recognized upon receipt of the coupon payment from the borrower and recorded net of guaranty fees. Net reinsurance loss represents premiums earned on reinsurance contracts, net of ceding commission and adjustments to the reserve for reinsurance losses. The primary driver for Loan servicing income is the average loan servicing portfolio.

The components of Loan servicing income were as follows:

	Year Ended December 31,			
	2009	2008	Change	% Change
	(In millions)			
Net service fee revenue	$ 422	$ 431	$ (9)	(2)%
Late fees and other ancillary servicing revenue	58	43	15	35%
Curtailment interest paid to investors	(44)	(27)	(17)	(63)%
Net reinsurance loss	(5)	(17)	12	71%
Loan servicing income	$ 431	$ 430	$ 1	—

Loan servicing income increased by $1 million from 2008 to 2009 due to an increase in late fees and other ancillary servicing revenue and a decrease in net reinsurance loss that were nearly offset by an increase in curtailment interest paid to investors and a decrease in net service fee revenue. The $15 million increase in late fees and other ancillary servicing revenue was primarily due to a $7 million gain recognized from the sale of excess servicing associated with a portion of our MSRs as well as an increase in the expected proceeds from the sale of MSRs during 2007, coupled with an increase in loss mitigation revenue and recording fees. The $12 million decrease in net reinsurance loss during 2009 compared to 2008 was primarily due to a decrease in the provision for reinsurance losses. The $17 million increase in curtailment interest paid to investors was primarily due to a 68% increase in loans included in our loan servicing portfolio that paid off during 2009 compared to 2008. The $9 million decrease in net service fee revenue was primarily due to the 2% decrease in the average loan servicing portfolio coupled with the impact of higher delinquencies in our loan servicing portfolio.

Valuation Adjustments Related to Mortgage Servicing Rights

Valuation adjustments related to mortgage servicing rights include Change in fair value of mortgage servicing rights and Net derivative loss related to mortgage servicing rights. The components of Valuation adjustments related to mortgage servicing rights are discussed separately below.

Change in Fair Value of Mortgage Servicing Rights: The fair value of our MSRs is estimated based upon projections of expected future cash flows from our MSRs considering prepayment estimates, our historical prepayment rates, portfolio characteristics, interest rates based on interest rate yield curves, implied volatility and other economic factors. Generally, the value of our MSRs is expected to increase when interest rates rise and decrease when interest rates decline due to the effect those changes in interest rates have on prepayment estimates. Other factors noted above as well as the overall market demand for MSRs may also affect the MSRs valuation.

The components of Change in fair value of mortgage servicing rights were as follows:

	Year Ended December 31, 2009	Year Ended December 31, 2008	Change	% Change
	(In millions)			
Actual prepayments of the underlying mortgage loans	$ (244)	$ (144)	$ (100)	(69)%
Actual receipts of recurring cash flows	(56)	(65)	9	14%
Credit-related fair value adjustments[1]	(91)	(58)	(33)	(57)%
Market-related fair value adjustments[2]	111	(287)	398	n/m[3]
Change in fair value of mortgage servicing rights	$ (280)	$ (554)	$ 274	49%

[1] Represents the change in fair value of MSRs primarily due to changes in portfolio delinquencies and foreclosures.

[2] Represents the change in fair value of MSRs due to changes in market inputs and assumptions used in the valuation model.

[3] n/m—Not meaningful.

The fluctuation in the decline in value of our MSRs due to actual prepayments during 2009 compared to 2008 was primarily attributable to higher prepayment rates. The actual prepayment rate of mortgage loans in our capitalized servicing portfolio was 19% and 11% of the unpaid principal balance of the underlying mortgage loans during 2009 and 2008, respectively.

The increase in credit-related fair value adjustments during 2009 compared to 2008 was primarily due to the deteriorating economic conditions in the broader U.S. economy.

The $111 million favorable change during 2009 due to market-related fair value adjustments was primarily due to an increase in mortgage interest rates leading to lower expected prepayments. The $287 million unfavorable change during 2008 was primarily due to a decrease in mortgage interest rates leading to higher expected prepayments. (See "— Critical Accounting Policies—Fair Value Measurements" for an analysis of the impact of 10% variations in key assumptions on the fair value of our MSRs.)

Net Derivative Loss Related to Mortgage Servicing Rights: From time to time, we use a combination of derivatives to protect against potential adverse changes in the value of our MSRs resulting from a decline in interest rates. (See Note 7, "Derivatives and Risk Management Activities" in the accompanying Notes to Consolidated Financial Statements included in this Form 10-K.) The amount and composition of derivatives, if any, that we may use will depend on the exposure to loss of value on our MSRs, the expected cost of the derivatives, our expected liquidity needs and the expected increased earnings generated by origination of new loans resulting from the decline in interest rates (the natural business hedge). During periods of increased interest rate volatility, we anticipate increased costs associated with derivatives related to MSRs that are available in the market. The natural business hedge provides a benefit when increased borrower refinancing activity results in higher production volumes which would partially offset declines in the value of our MSRs thereby reducing the need to use derivatives. The benefit of the natural business hedge depends on the decline in interest rates required to create an incentive for borrowers to refinance their mortgage loans and lower their interest rates; however, the benefit of the natural business hedge may not be realized under certain circumstances regardless of the change in interest rates. Reliance on the natural business hedge during 2009 resulted in greater volatility in the results of our Mortgage Servicing segment. During 2008, we assessed the composition of our capitalized mortgage loan servicing portfolio and its related relative sensitivity to refinance if interest rates decline, the costs of hedging and the anticipated effectiveness given the economic environment. Based on that assessment, we made the decision to close out substantially all of our derivatives related to MSRs during the third quarter of 2008. As of December 31, 2009, there were no open derivatives related to MSRs. (See "Part I—Item 1A. Risk Factors—Risks Related to our Business—Certain hedging strategies that we may use to manage interest rate risk associated with our MSRs and other mortgage-related assets and commitments may not be effective in mitigating those risks." in this Form 10-K for more information.)

The value of derivatives related to our MSRs decreased by $179 million during 2008. As described below, our net results from MSRs risk management activities were gains of $111 million and losses of $466 million during 2009 and 2008, respectively. Refer to "— Item 7A. Quantitative and Qualitative Disclosures About Market Risk" for an analysis of the impact of 25 bps, 50 bps and 100 bps changes in interest rates on the valuation of our MSRs at December 31, 2009.

The following table outlines Net gain (loss) on MSRs risk management activities:

	Year Ended December 31,	
	2009	2008
	(In millions)	
Change in fair value of mortgage servicing rights due to changes in market inputs or assumptions used in the valuation model	$ 111	$ (287)
Net derivative loss related to mortgage servicing rights	—	(179)
Net gain (loss) on MSRs risk management activities	$ 111	$ (466)

Although we did not use derivative instruments to hedge our MSRs during 2009, we were able to effectively replenish the lost servicing value from payoffs with new originations. During 2009, we experienced $24.3 billion in loan payoffs in our capitalized servicing portfolio, representing $244 million of MSRs, whereas we were able to add $27.7 billion mortgage loans to our capitalized loan servicing portfolio, with an initial MSR value of $497 million.

Other (Expense) Income

Other (expense) income allocable to the Mortgage Servicing segment consists primarily of net gains or losses on Investment securities and changed unfavorably by $36 million during 2009 compared to 2008. Our Investment securities consist of interests that continue to be held in the sale or securitization of mortgage loans, or retained interests. The realized and unrealized losses during 2009 were primarily attributable to significant increases in the delinquency of the underlying mortgage loans and an acceleration of our assumption of projected losses, which caused a decline in the expected cash flows from the underlying securities. The unrealized gains during 2008 were primarily attributable to a favorable progression of trends in expected prepayments and realized losses as compared to our initial estimates, leading to greater expected cash flows from the underlying securities. (See "— Critical Accounting Policies" below for more information.)

Salaries and Related Expenses

Salaries and related expenses allocable to the Mortgage Servicing segment consist of compensation, payroll taxes and benefits paid to employees in our mortgage loan servicing operations and allocations for overhead. Salaries and related expenses increased by $8 million (26%) during 2009 compared to 2008, primarily due to an increase in employees in our mortgage loan servicing operations associated with higher delinquencies and foreclosures, as well as an increase in management incentives.

Other Operating Expenses

Other operating expenses allocable to the Mortgage Servicing segment include servicing-related direct expenses, costs associated with mortgage loans in foreclosure and REO and allocations for overhead. Other operating expenses increased by $7 million (6%) during 2009 compared to 2008. This increase was primarily attributable to increased expenses due to managing the increased delinquencies in our mortgage servicing portfolio.

Fleet Management Services Segment

Net revenues decreased by $178 million (10%) during 2009 compared to 2008. As discussed in greater detail below, the decrease in Net revenues was due to decreases of $144 million in Fleet lease income, $21 million in Other income and $13 million in Fleet management fees.

Segment profit decreased by $8 million (13%) during 2009 compared to 2008 as the $178 million decrease in Net revenues was offset by a $170 million (10%) decrease in Total expenses. The $170 million decrease in Total expenses was primarily due to decreases of $74 million in Fleet interest expense, $49 million in Other operating expenses, $32 million in Depreciation on operating leases and $14 million in Salaries and related expenses.

For 2009 compared to 2008, the primary drivers for the reduction in segment profit were volume declines partially offset by improved lease margins and the impact of ongoing cost reduction initiatives. Additionally, during 2008, we recognized a gain of $7 million on the early termination of a technology development and licensing arrangement.

The following tables present a summary of our financial results and related drivers for the Fleet Management Services segment, and are followed by a discussion of each of the key components of our Net revenues and Total expenses:

	Average for the Year Ended December 31,			
	2009	2008	Change	% Change
	(In thousands of units)			
Leased vehicles	314	335	(21)	(6)%
Maintenance service cards	275	299	(24)	(8)%
Fuel cards	282	296	(14)	(5)%
Accident management vehicles	305	323	(18)	(6)%

	Year Ended December 31,			
	2009	2008	Change	%Change
		(In millions)		
Fleet management fees	$ 150	$ 163	$ (13)	(8)%
Fleet lease income	1,441	1,585	(144)	(9)%
Other income	58	79	(21)	(27)%
Net revenues	1,649	1,827	(178)	(10)%
Salaries and related expenses	86	100	(14)	(14)%
Occupancy and other office expenses	18	19	(1)	(5)%
Depreciation on operating leases	1,267	1,299	(32)	(2)%
Fleet interest expense	95	169	(74)	(44)%
Other depreciation and amortization	11	11	—	—
Other operating expenses	118	167	(49)	(29)%
Total expenses	1,595	1,765	(170)	(10)%
Segment profit	$ 54	$ 62	$ (8)	(13)%

Fleet Management Fees

Fleet management fees consist primarily of the revenues of our principal fee-based products: fuel cards, maintenance services, accident management services and monthly management fees for leased vehicles. Fleet management fees decreased by $13 million (8%) during 2009 compared to 2008 primarily due to declines in average unit counts, which resulted in an $11 million decrease in revenues from our principal fee-based products. The decline in average unit counts, as detailed in the chart above, was primarily attributable to deteriorating economic conditions in the broader U.S. economy.

Fleet Lease Income

Fleet lease income decreased by $144 million (9%) during 2009 compared to 2008, primarily due to decreases in billings and lease syndication volume. The decrease in billings was primarily attributable to lower interest rates on variable-rate leases and a decline in average leased vehicles, as detailed in the chart above.

Other Income

Other income decreased by $21 million (27%) during 2009 compared to 2008, primarily due to a decrease in interest income. Other income for 2008 included a $7 million gain recognized on the early termination of a technology development and licensing arrangement.

Salaries and Related Expenses

Salaries and related expenses decreased by $14 million (14%) during 2009 compared to 2008, primarily due to a decrease in headcount as a result of management's efforts to reduce costs. Salaries and related expenses for 2009 and 2008 included a severance charge of $4 million and $5 million, respectively.

Depreciation on Operating Leases

Depreciation on operating leases is the depreciation expense associated with our leased asset portfolio. Depreciation on operating leases decreased by $32 million (2%) during 2009 compared to 2008, primarily due to a decrease in vehicles under operating leases.

Fleet Interest Expense

Fleet interest expense decreased by $74 million (44%) during 2009 compared to 2008, primarily due to decreasing short-term interest rates related to borrowings associated with leased vehicles. The average daily one-month LIBOR, which is used as a benchmark for short-term rates, was 235 bps lower during 2009 compared to 2008.

Other Operating Expenses

Other operating expenses decreased by $49 million (29%) during 2009 compared to 2008, primarily due to a decrease in cost of goods sold as a result of the decreases in lease syndication volume.

Results of Operations—2008 vs. 2007

Consolidated Results

Our consolidated results of operations for 2008 and 2007 were comprised of the following:

	Year Ended December 31,		
	2008	2007	Change
		(In millions)	
Net fee income	$ 371	$ 291	$ 80
Fleet lease income	1,585	1,598	(13)
Gain on mortgage loans, net	259	94	165
Mortgage net finance income	2	84	(82)
Loan servicing income	430	489	(59)
Valuation adjustments related to mortgage servicing rights, net	(733)	(413)	(320)
Other income	142	97	45
Net revenues	2,056	2,240	(184)
Depreciation on operating leases	1,299	1,264	35
Fleet interest expense	162	213	(51)
Goodwill impairment	61	—	61
Total other expenses	977	808	169
Total expenses	2,499	2,285	214
Loss before income taxes	(443)	(45)	(398)
Benefit from income taxes	(162)	(35)	(127)
Net loss	(281)	(10)	(271)
Less: net (loss) income attributable to noncontrolling interest	(27)	2	(29)
Net loss attributable to PHH Corporation	$ (254)	$ (12)	$ (242)

During 2008, our Net revenues decreased by $184 million (8%) compared to 2007, due to decreases of $452 million and $34 million in our Mortgage Servicing and Fleet Management Services segments, respectively, that were partially offset by an increase of $257 million in our Mortgage Production segment and a $45 million favorable change in other revenue not allocated to our reportable segments, primarily related to a terminated merger agreement with General Electric Capital Corporation. Our Loss before income taxes changed unfavorably by $398 million during 2008 compared to 2007 due to unfavorable changes of $505 million and $54 million in our Mortgage Servicing and Fleet Management Services segments, respectively, that were partially offset by favorable changes of $107 million in our Mortgage Production segment and $54 million in other income not allocated to our reportable segments, primarily related to a terminated merger agreement with General Electric Capital Corporation.

In April 2008, we received approval from the IRS regarding an accounting method change (the "IRS Method Change"). We recorded a net increase to our Benefit from income taxes for 2008 of $11 million as a result of recording the effect of the IRS Method Change.

Our effective income tax rates were (36.6)% and (78.4)% for 2008 and 2007, respectively. The Benefit from income taxes increased by $127 million to a Benefit from income taxes of $162 million in 2008 from a Benefit from income taxes of $35 million in 2007 primarily due to the following: (i) a $139 million increase in federal income tax benefit due to the increase in Loss before income taxes, (ii) a $14 million increase in the state income tax benefit due to the increase in Loss before income taxes (due to our mix of income and loss from our operations by entity and state income tax jurisdictions, there was a significant difference between the state income tax effective rates during 2008 and 2007) and (iii) a $7 million favorable increase in deferred state income tax benefit representing the change in estimated state apportionment factors that were partially offset by (i) a $25 million increase in expense related to the valuation allowance for deferred tax assets as there was a $5 million increase in the valuation allowance during

2008 ($14 million of the increase was primarily due to loss carryforwards generated during 2008 for which we believe is more likely than not that the loss carryforwards will not be realized that were partially offset by a $9 million reduction in certain loss carryforwards as a result of the IRS Method Change) as compared to a $20 million decrease in the valuation allowance during 2007 (primarily due to the utilization of loss carryforwards as a result of taxable income generated during 2007), (ii) an $11 million unfavorable change in the impact of Realogy's noncontrolling interest in the profit or loss of the Mortgage Venture on the calculated effective tax rate and (iii) a portion of the PHH Home Loans' Goodwill impairment charge was not deductible for federal and state income tax purposes, which impacted the calculated effective tax rate for 2008 by $7 million.

Segment Results

Discussed below are the results of operations for each of our reportable segments. Our management evaluates the operating results of each of our reportable segments based upon Net revenues and segment profit or loss, which is presented as the income or loss before income tax provision or benefit and after net income or loss attributable to noncontrolling interest. The Mortgage Production segment profit or loss excludes Realogy's noncontrolling interest in the profits and losses of the Mortgage Venture.

Mortgage Production Segment

Net revenues increased by $257 million (125%) during 2008 compared to 2007. As discussed in greater detail below, the increase in Net revenues was due to a $165 million increase in Gain on mortgage loans, net, an $81 million increase in Mortgage fees and a $12 million decrease in Mortgage net finance expense, that were partially offset by a $1 million decrease in Other income.

Segment loss decreased by $136 million (60%) during 2008 compared to 2007 as the $257 million increase in Net revenues was partially offset by a $150 million (35%) increase in Total expenses. The $150 million increase in Total expenses was primarily due to a $102 million increase in Salaries and related expenses and a $61 million non-cash charge for Goodwill impairment, related to the PHH Home Loans reporting unit, recorded during 2008, which were partially offset by decreases of $6 million in Other operating expenses and $5 million in Occupancy and other office expenses. Net loss attributable to noncontrolling interest for 2008 was impacted by $30 million as a result of the PHH Home Loans' Goodwill impairment. The impact of the PHH Home Loans' Goodwill impairment on segment loss for 2008 was $31 million. (See Note 3, "Goodwill and Other Intangible Assets" in the accompanying Notes to Consolidated Financial Statements for additional information.)

We adopted ASC 820, ASC 825, "Financial Instruments" ("ASC 825") and updates to ASC 815 on January 1, 2008. ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. ASC 825 permits entities to choose, at specified election dates, to measure certain eligible items at fair value (the "Fair Value Option"). Unrealized gains and losses on items for which the Fair Value Option has been elected are reported in earnings. Additionally, fees and costs associated with the origination and acquisition of MLHS are no longer deferred, which was our policy prior to the adoption of ASC 825. The updates to ASC 815 require the expected net future cash flows related to the associated servicing of a loan to be included in the measurement of all written loan commitments that are accounted for at fair value.

Accordingly, as a result of the adoption of ASC 820, ASC 825 and updates to ASC 815, there have been changes in the timing of the recognition, as well as the classification, of certain components of our Mortgage Production segment's Net revenues and Total expenses in comparison to periods prior to January 1, 2008, which are described in further detail below.

The following tables present a summary of our financial results and key related drivers for the Mortgage Production segment, and are followed by a discussion of each of the key components of Net revenues and Total expenses:

	Year Ended December 31, 2008	2007	Change	% Change
	(Dollars in millions, except average loan amount)			
Loans closed to be sold	$ 20,753	$ 29,207	$ (8,454)	(29)%
Fee-based closings	13,166	10,338	2,828	27 %
Total closings	$ 33,919	$ 39,545	$ (5,626)	(14)%
Purchase closings	$ 21,403	$ 25,692	$ (4,289)	(17)%
Refinance closings	12,516	13,853	(1,337)	(10)%
Total closings	$ 33,919	$ 39,545	$ (5,626)	(14)%
Fixed rate	$ 20,008	$ 25,525	$ (5,517)	(22)%
Adjustable rate	13,911	14,020	(109)	(1)%
Total closings	$ 33,919	$ 39,545	$ (5,626)	(14)%
Number of loans closed (units)	146,049	182,885	(36,836)	(20)%
Average loan amount	$ 232,241	$ 216,228	$ 16,013	7 %
Loans sold	$ 21,079	$ 30,346	$ (9,267)	(31)%
Applications	$ 48,545	$ 52,533	$ (3,988)	(8)%

	Year Ended December 31, 2008	2007	Change	% Change
	(In millions)			
Mortgage fees	$ 208	$ 127	$ 81	64 %
Gain on mortgage loans, net	259	94	165	176 %
Mortgage interest income	92	171	(79)	(46)%
Mortgage interest expense	(99)	(190)	91	48 %
Mortgage net finance expense	(7)	(19)	12	63 %
Other income	2	3	(1)	(33)%
Net revenues	462	205	257	125 %
Salaries and related expenses	297	195	102	52 %
Occupancy and other office expenses	44	49	(5)	(10)%
Other depreciation and amortization	13	15	(2)	(13)%
Other operating expenses	164	170	(6)	(4)%
Goodwill impairment	61	—	61	n/m [1]
Total expenses	579	429	150	35 %
Loss before income taxes	(117)	(224)	107	48 %
Less: net (loss) income attributable to noncontrolling interest	(27)	2	(29)	n/m [1]
Segment loss	$ (90)	$ (226)	$ 136	60 %

[1] n/m—Not meaningful.

Mortgage Fees

Loans closed to be sold and fee-based closings are the key drivers of Mortgage fees. Loans purchased from financial institutions are included in loans closed to be sold while loans originated by us and retained by financial institutions are included in fee-based closings.

Mortgage fees consist of fee income earned on all loan originations, including loans closed to be sold and fee-based closings. Fee income consists of amounts earned related to application and underwriting fees, fees on cancelled loans and appraisal and other income generated by our appraisal services business. Fee income also consists of amounts earned from financial institutions related to brokered loan fees and origination assistance fees resulting from our private-label mortgage outsourcing activities.

Prior to the adoption of ASC 825 on January 1, 2008, fee income on loans closed to be sold was deferred until the loans were sold and was recognized in Gain on mortgage loans, net. Subsequent to electing the Fair Value Option under ASC 825 for our MLHS, fees associated with the origination and acquisition of MLHS are recognized as earned, rather than deferred, as presented in the following table:

	Year Ended December 31,			
	2008	2007	Change	% Change
	(In millions)			
Mortgage fees prior to the deferral of fee income	$ 208	$ 228	$ (20)	(9)%
Deferred fees	—	(101)	101	n/m[1]
Mortgage fees	$ 208	$ 127	$ 81	64%

[1] n/m—Not meaningful.

Mortgage fees prior to the deferral of fee income decreased by $20 million (9%) primarily due to the 14% decrease in total closings, which was the result of a 29% decrease in loans closed to be sold that was partially offset by a 27% increase in fee-based closings. The change in mix between fee-based closings and loans closed to be sold was primarily due to an increase in fee-based closings from our financial institution clients during 2008 compared to 2007. As a result of the continued lack of liquidity in the secondary market for non-conforming loans, several of our financial institution clients increased their investment in jumbo loan originations, which caused a decline in our loans closed to be sold that was partially offset by an increase in our fee-based closings. Refinance closings decreased during 2008 compared to 2007. Refinancing activity is sensitive to interest rate changes relative to borrowers' current interest rates, and typically increases when interest rates fall and decreases when interest rates rise. Although the level of interest rates is a key driver of refinancing activity, there are other factors which influenced the level of refinance originations, including home prices, underwriting standards and product characteristics. The decline in purchase closings was due to the decline in overall housing purchases during 2008 compared to 2007.

Gain on Mortgage Loans, Net

Subsequent to the adoption of ASC 825 and updates to ASC 815 on January 1, 2008, Gain on mortgage loans, net includes realized and unrealized gains and losses on our MLHS, as well as the changes in fair value of all loan-related derivatives, including our IRLCs and freestanding loan-related derivatives. The fair value of our IRLCs is based upon the estimated fair value of the underlying mortgage loan, adjusted for: (i) estimated costs to complete and originate the loan and (ii) an adjustment to reflect the estimated percentage of IRLCs that will result in a closed mortgage loan. The valuation of our IRLCs and MLHS approximates a whole-loan price, which includes the value of the related MSRs. MSRs are recognized and capitalized at the date the loans are sold and subsequent changes in the fair value of MSRs are recorded in Change in fair value of mortgage servicing rights in the Mortgage Servicing segment.

Prior to the adoption of ASC 825 and updates to ASC 815 on January 1, 2008, our IRLCs and loan-related derivatives were initially recorded at zero value at inception with changes in fair value recorded as a component of

Gain on mortgage loans, net. Changes in the fair value of our MLHS were recorded to the extent the loan-related derivatives were considered effective hedges.

Pursuant to the transition provisions of updates to ASC 815, we recognized a benefit to Gain on mortgage loans, net during 2008 of approximately $30 million, as the value attributable to servicing rights related to IRLCs as of January 1, 2008 was excluded from the transition adjustment for the adoption of ASC 820. (See Note 1, "Summary of Significant Accounting Policies" in the accompanying Notes to Consolidated Financial Statements included in this Form 10-K.)

Prior to the adoption of ASC 825, we recorded our MLHS at the lower of cost or market value ("LOCOM"), computed by the aggregate method. Gain on mortgage loans, net was negatively impacted during 2007 by an increase in the valuation reserve to record MLHS at LOCOM primarily due to declines in the value of Scratch and Dent loans during the second quarter of 2007. As a result of this increase in the valuation reserve, all MLHS as of the beginning of the third quarter of 2007 were recorded at their respective market values. Subsequently during the second half of 2007, there was a further decline in the valuation of Scratch and Dent loans, as well as Alt-A and other non-conforming mortgage loans, which is illustrated in the chart below.

The components of Gain on mortgage loans, net were as follows:

	Year Ended December 31,			
	2008	2007	Change	% Change
	(In millions)			
Gain on loans	$ 353	$ 324	$ 29	9%
Economic hedge results:				
Decline in valuation of ARMs	(20)	(11)	(9)	(82)%
Decline in valuation of Scratch and Dent loans	(27)	(48)	21	44%
Decline in valuation of Alt-A loans	(1)	(8)	7	88%
Decline in valuation of second-lien loans	(6)	(28)	22	79%
Decline in valuation of jumbo loans	(15)	(4)	(11)	(275)%
Other economic hedge results	(55)	(38)	(17)	(45)%
Total economic hedge results	(124)	(137)	13	9%
Increase in LOCOM reserve	—	(17)	17	n/m[1]
Recognition of deferred fees and costs, net	—	(76)	76	n/m[1]
Benefit of transition provision of updates to ASC 815	30	—	30	n/m[1]
Gain on mortgage loans, net	$ 259	$ 94	$ 165	176%

[1] n/m—Not meaningful.

Gain on mortgage loans, net increased by $165 million (176%) from 2007 to 2008 due to $76 million of previously deferred fees and costs recognized during 2007, the $30 million benefit of the transition provision of updates to ASC 815, a $29 million increase in gain on loans, a $17 million valuation reserve related to declines in the value of our MLHS during 2007 and a $13 million favorable variance from our risk management activities related to IRLCs and MLHS.

The $29 million increase in gain on loans during 2008 compared to 2007 was primarily due to higher margins during 2008, particularly during the fourth quarter of 2008, compared to 2007 partially offset by the lower volume of IRLCs expected to close during 2008 compared to loans sold during 2007. Subsequent to the adoption of ASC 825 on January 1, 2008, the primary driver of Gain on mortgage loans, net is new IRLCs that are expected to close, rather than loans sold which was the primary driver prior to the adoption of ASC 825. We had new IRLCs expected to close of $19.8 billion in 2008 compared to loans sold during 2007 of $30.3 billion. IRLCs expected to close in 2008 were negatively impacted by the change in mix between fee-based closings and loans closed to be sold, as well as the decline in overall industry origination volumes.

During 2007, we experienced a significant decline in the valuation of ARMs, Scratch and Dent, Alt-A, jumbo and second-lien loans. This decline reflected the initial indications of illiquidity in the secondary mortgage market and the most significant decline in valuations for these types of loans. Although we continued to observe a lack of liquidity and lower valuations in the secondary mortgage market for these types of loans during 2008, the population of these types of loans during 2008 declined significantly in comparison to 2007, due to the fact that subsequent to September 30, 2007, we sold many of these loans at discounted pricing, revised our underwriting standards and consumer loan pricing, or eliminated the offering of these products. The $17 million unfavorable variance from other economic hedge results related to our risk management activities for IRLCs and other mortgage loans was the result of an increase in hedge losses associated with increased interest rate volatility during 2008, which resulted in higher hedge costs.

Mortgage Net Finance Expense

Mortgage net finance expense allocable to the Mortgage Production segment consists of interest income on MLHS and interest expense allocated on debt used to fund MLHS and is driven by the average balance of loans held for sale, the average volume of outstanding borrowings, the note rate on loans held for sale and the cost of funds rate of our outstanding borrowings. Mortgage net finance expense allocable to the Mortgage Production segment decreased by $12 million (63%) during 2008 compared to 2007 due to a $91 million (48%) decrease in Mortgage interest expense that was partially offset by a $79 million (46%) decrease in Mortgage interest income. The $91 million decrease in Mortgage interest expense was attributable to decreases of $55 million due to lower cost of funds from our outstanding borrowings and $36 million due to lower average borrowings. The lower cost of funds from our outstanding borrowings was primarily attributable to a decrease in short-term interest rates. A significant portion of our loan originations are funded with variable-rate short-term debt. The average daily one-month LIBOR, which is used as a benchmark for short-term rates, decreased by 256 bps during 2008 compared to 2007. The lower average borrowings were primarily attributable to the decline in loans closed to be sold during 2008 compared to 2007. The $79 million decrease in Mortgage interest income was primarily due to a lower average volume of loans held for sale and lower interest rates related to loans held for sale.

Salaries and Related Expenses

Salaries and related expenses allocable to the Mortgage Production segment consist of commissions paid to employees involved in the loan origination process, as well as compensation, payroll taxes and benefits paid to employees in our mortgage production operations and allocations for overhead. Prior to the adoption of ASC 825 on January 1, 2008, Salaries and related expenses allocable to the Mortgage Production segment were reflected net of loan origination costs deferred, as presented in the following table:

	Year Ended December 31,			
	2008	2007	Change	% Change
	(In millions)			
Salaries and related expenses prior to the deferral of loan origination costs	$ 297	$ 343	$ (46)	(13)%
Deferred loan origination costs	—	(148)	148	n/m[1]
Salaries and related expenses	$ 297	$ 195	$ 102	52%

[1] n/m—Not meaningful.

Salaries and related expenses prior to the deferral of loan origination costs decreased by $46 million (13%) during 2008 compared to 2007. This decrease was due to decreases of $24 million in commission expense and $22 million in salaries and related benefits. The decrease in salaries and related benefits and incentives was primarily due to a combination of employee attrition and job eliminations, which reduced average full-time equivalent employees for 2008 compared to 2007. The decrease in commission expense was the result of the restructuring of commission plans during 2008 and a 14% decrease in total closings.

Other Operating Expenses

Other operating expenses allocable to the Mortgage Production segment consist of production-related direct expenses, appraisal expense and allocations for overhead. Prior to January 1, 2008, Other operating expenses were reflected net of loan origination costs deferred, as presented in the following table:

	Year Ended December 31, 2008	2007	Change	% Change
	(In millions)			
Other operating expenses prior to the deferral of loan origination costs	$ 164	$ 182	$ (18)	(10)%
Deferred loan origination costs	—	(12)	12	n/m[1]
Other operating expenses	$ 164	$ 170	$ (6)	(4)%

[1] n/m—Not meaningful.

Other operating expenses prior to the deferral of loan origination costs decreased by $18 million (10%) during 2008 compared to 2007 primarily due to a decrease in corporate overhead costs and the 14% decrease in total closings.

Mortgage Servicing Segment

Net revenues changed unfavorably by $452 million during 2008 compared to 2007. As discussed in greater detail below, the unfavorable change in Net revenues was due to unfavorable changes of $320 million in Valuation adjustments related to mortgage servicing rights, $86 million in Mortgage net finance income and $59 million in Loan servicing income that were partially offset by an increase of $13 million in Other income.

Segment (loss) profit changed unfavorably by $505 million during 2008 compared to 2007 due to the $452 million decrease in Net revenues and a $53 million (52%) increase in Total expenses. The $53 million increase in Total expenses was primarily due to increases of $51 million in Other operating expenses and $2 million in Salaries and related expenses.

The following tables present a summary of our financial results and a key related driver for the Mortgage Servicing segment, and are followed by a discussion of each of the key components of Net revenues and Total expenses:

	Year Ended December 31, 2008	2007	Change	% Change
	(In millions)			
Average loan servicing portfolio	$ 152,681	$ 163,107	$ (10,426)	(6)%

	Year Ended December 31, 2008	2007	Change	% Change
	(In millions)			
Mortgage interest income	$ 83	$ 182	$ (99)	(54)%
Mortgage interest expense	(72)	(85)	13	15%
Mortgage net finance income	11	97	(86)	(89)%
Loan servicing income	430	489	(59)	(12)%
Change in fair value of mortgage servicing rights	(554)	(509)	(45)	(9)%
Net derivative (loss) gain related to mortgage servicing rights	(179)	96	(275)	n/m[1]
Valuation adjustments related to mortgage servicing rights	(733)	(413)	(320)	(77)%
Net loan servicing (loss) income	(303)	76	(379)	n/m[1]
Other income	16	3	13	433%
Net revenues	(276)	176	(452)	n/m[1]
Salaries and related expenses	31	29	2	7%
Occupancy and other office expenses	11	10	1	10%
Other depreciation and amortization	1	2	(1)	(50)%
Other operating expenses	111	60	51	85%
Total expenses	154	101	53	52%
Segment (loss) profit	$ (430)	$ 75	$ (505)	n/m[1]

(1) n/m—Not meaningful.

Mortgage Net Finance Income

Mortgage net finance income allocable to the Mortgage Servicing segment consists of interest income credits from escrow balances, income from investment balances (including investments held by Atrium) and interest expense allocated on debt used to fund our MSRs, which is driven by the average volume of outstanding borrowings and the cost of funds rate of our outstanding borrowings. Mortgage net finance income decreased by $86 million (89%) during 2008 compared to 2007, primarily due to lower interest income from escrow balances. This decrease was primarily due to lower short-term interest rates in 2008 compared to 2007 as escrow balances earn income based on one-month LIBOR, coupled with lower average escrow balances resulting from the sale of MSRs during the third and fourth quarters of 2007. The average daily one-month LIBOR, which is used as a benchmark for short-term rates, decreased by 256 bps during 2008 compared to 2007.

Loan Servicing Income

Loan servicing income includes recurring servicing fees, other ancillary fees and net reinsurance (loss) income from Atrium. Recurring servicing fees are recognized upon receipt of the coupon payment from the borrower and recorded net of guaranty fees. Net reinsurance (loss) income represents premiums earned on reinsurance contracts, net of ceding commission and adjustments to the reserve for reinsurance losses. The primary driver for Loan servicing income is the average loan servicing portfolio.

The components of Loan servicing income were as follows:

	Year Ended December 31,			
	2008	2007	Change	% Change
	(In millions)			
Net service fee revenue	$ 431	$ 494	$ (63)	(13)%
Late fees and other ancillary servicing revenue	43	21	22	105%
Curtailment interest paid to investors	(27)	(40)	13	33%
Net reinsurance (loss) income	(17)	14	(31)	n/m[1]
Loan servicing income	$ 430	$ 489	$ (59)	(12)%

[1] n/m—Not meaningful.

Loan servicing income decreased by $59 million (12%) from 2007 compared to 2008 primarily due to a decrease in net service fee revenue and an unfavorable change in net reinsurance (loss) income partially offset by an increase in late fees and other ancillary servicing revenue and a decrease in curtailment interest paid to investors. The $63 million decrease in net service fee revenue was primarily related to a decrease in the capitalized servicing portfolio resulting from sales of MSRs during the third and fourth quarters of 2007. The $31 million unfavorable change in net reinsurance (loss) income during 2008 compared to 2007 was primarily due to an increase in the liability for reinsurance losses driven by higher delinquencies and declines in home values for loans subject to reinsurance. The $22 million increase in late fees and other ancillary servicing revenue was primarily due to a $21 million realized loss, including direct expenses, on the sale of MSRs during the second half of 2007. The decrease in curtailment interest paid to investors was primarily due to a decrease in loan prepayments as well as the 6% decrease in the average servicing portfolio during 2008 compared to 2007.

Valuation Adjustments Related to Mortgage Servicing Rights

Valuation adjustments related to mortgage servicing rights include Change in fair value of mortgage servicing rights and Net derivative (loss) gain related to mortgage servicing rights. The components of Valuation adjustments related to mortgage servicing rights are discussed separately below.

Change in Fair Value of Mortgage Servicing Rights: The fair value of our MSRs is estimated based upon projections of expected future cash flows from our MSRs considering prepayment estimates, our historical prepayment rates, portfolio characteristics, interest rates based on interest rate yield curves, implied volatility and other economic factors. Generally, the value of our MSRs is expected to increase when interest rates rise and decrease when interest rates decline due to the effect those changes in interest rates have on prepayment estimates. Other factors noted above as well as the overall market demand for MSRs may also affect the MSRs valuation.

The components of Change in fair value of mortgage servicing rights were as follows:

	Year Ended December 31,			
	2008	2007	Change	% Change
	(In millions)			
Realization of expected cash flows	$ (267)	$ (315)	$ 48	15%
Changes in market inputs or assumptions used in the valuation model	(287)	(194)	(93)	(48)%
Change in fair value of mortgage servicing rights	$ (554)	$ (509)	$ (45)	(9)%

Realization of Expected Cash Flows: The realization of expected cash flows represents the reduction in the value of MSRs due to the performance of the underlying mortgage loans, including prepayments and portfolio decay. Portfolio decay represents the reduction in the value of MSRs from the receipt of monthly payments, the recognition of servicing expense and the impact of delinquencies and foreclosures.

The continued weakness in the housing market, increasing delinquency and foreclosure experience and more restrictive underwriting standards made it more difficult, or expensive, for borrowers to prepay or refinance their mortgage loans during 2008. During 2008 and 2007, the value of our MSRs was reduced by $144 million and $211 million, respectively, due to the prepayment of the underlying mortgage loans. The fluctuation in the decline in value of our MSRs due to prepayments during 2008 in comparison to 2007 was attributable to slower prepayment rates coupled with a lower average capitalized servicing portfolio primarily due to the sale of MSRs during 2007. The actual prepayment rate of mortgage loans in our capitalized servicing portfolio was 11% and 12% of the unpaid principal balance of the underlying mortgage loan during 2008 and 2007, respectively.

During 2008 and 2007, the value of our MSRs was reduced by $123 million and $104 million, respectively, due to portfolio decay. The unfavorable change during 2008 in comparison to 2007 was primarily due to higher portfolio delinquencies. The decline in value due to portfolio decay as a percentage of the average value of MSRs was 7.5% and 5.1% during 2008 and 2007, respectively.

Changes in market inputs or assumptions used in the valuation model: Of the $287 million unfavorable change during 2008, $192 million was due to a decrease in mortgage interest rates during 2008 and increased expected prepayment speeds, which were adjusted to reflect current market factors including, but not limited to, declines in home prices, underwriting standards and product characteristics. The remaining $95 million unfavorable change during 2008 was primarily due to increased volatility. The unfavorable change during 2007 was primarily due to the impact of a decrease in the spreads between mortgage coupon rates and the underlying risk-free interest rates and a decrease in mortgage interest rates leading to lower expected prepayments. (See "— Critical Accounting Policies—Fair Value Measurements" for an analysis of the impact of 10% variations in key assumptions on the fair value of our MSRs.)

Net Derivative (Loss) Gain Related to Mortgage Servicing Rights: From time to time, we use a combination of derivatives to protect against potential adverse changes in the value of our MSRs resulting from a decline in interest rates. (See Note 7, "Derivatives and Risk Management Activities" in the accompanying Notes to Consolidated Financial Statements included in this Form 10-K.) The amount and composition of derivatives, if any, that we may use will depend on the exposure to loss of value on our MSRs, the expected cost of the derivatives, our expected liquidity needs and the expected increased earnings generated by origination of new loans resulting from the decline in interest rates (the natural business hedge). During periods of increased interest rate volatility, we anticipate increased costs associated with derivatives related to MSRs that are available in the market. The natural business hedge provides a benefit when increased borrower refinancing activity results in higher production volumes which would partially offset declines in the value of our MSRs thereby reducing the need to use derivatives. The benefit of the natural business hedge depends on the decline in interest rates required to create an incentive for borrowers to refinance their mortgage loans and lower their interest rates; however, the benefit of the natural business hedge may not be realized under certain circumstances regardless of the change in interest rates. Reliance on the natural business hedge during 2008 resulted in greater volatility in the results of our Mortgage Servicing segment. During 2008, we assessed the composition of our capitalized mortgage loan servicing portfolio and its related relative sensitivity to refinance if interest rates decline, the costs of hedging and the anticipated effectiveness given the economic environment. Based on that assessment, we made the decision to close out substantially all of our derivatives related to MSRs during the third quarter of 2008. As of December 31, 2008, there were no open derivatives related to MSRs. (See "Part I—Item 1A. Risk Factors—Risks Related to our Business—Certain hedging strategies that we may use to manage interest rate risk associated with our MSRs and other mortgage-related assets and commitments may not be effective in mitigating those risks." in this Form 10-K for more information.)

The value of derivatives related to our MSRs decreased by $179 million and increased by $96 million during 2008 and 2007, respectively. As described below, our net results from MSRs risk management activities were losses of $466 million and $98 million during 2008 and 2007, respectively.

The following table outlines Net loss on MSRs risk management activities:

	Year Ended December 31,	
	2008	2007
	(In millions)	
Net derivative (loss) gain related to mortgage servicing rights	$ (179)	$ 96
Change in fair value of mortgage servicing rights due to changes in market inputs or assumptions used in the valuation model	(287)	(194)
Net loss on MSRs risk management activities	$ (466)	$ (98)

Other Income

Other income allocable to the Mortgage Servicing segment consists primarily of net gains or losses on Investment securities and increased by $13 million (433%) during 2008 compared to 2007. Our Investment securities consist of interests that continue to be held in the sale or securitization of mortgage loans, or retained interests. The unrealized gains during 2008 were primarily attributable to greater expected cash flows from the underlying securities resulting from a favorable progression of trends in expected prepayments, partially offset by unfavorable expected losses as compared to our initial estimates. (See "— Critical Accounting Policies" below for more information.)

Salaries and Related Expenses

Salaries and related expenses allocable to the Mortgage Servicing segment consist of compensation, payroll taxes and benefits paid to employees in our mortgage loan servicing operations and allocations for overhead. Salaries and related expenses increased by $2 million (7%) during 2008 compared to 2007, primarily due to an increase in base compensation and benefits costs.

Other Operating Expenses

Other operating expenses allocable to the Mortgage Servicing segment include servicing-related direct expenses, costs associated with mortgage loans in foreclosure and REO and allocations for overhead. Other operating expenses increased by $51 million (85%) during 2008 compared to 2007. This increase was primarily attributable to an increase in foreclosure losses and reserves associated with loans sold with recourse primarily due to an increase in loss severity and foreclosure frequency resulting primarily from a decline in housing prices in 2008 compared to 2007. As of December 31, 2008, the gross foreclosure and REO balance included in Other assets in the accompanying Consolidated Balance Sheet was $30 million higher than December 31, 2007. In addition, the estimated loss severity on the related assets as of December 31, 2008 was 89% greater than as of December 31, 2007.

Fleet Management Services Segment

Net revenues decreased by $34 million (2%) during 2008 compared to 2007. As discussed in greater detail below, the decrease in Net revenues was due to decreases of $20 million in Other income, $13 million in Fleet lease income and $1 million in Fleet management fees.

Segment profit decreased by $54 million (47%) during 2008 compared to 2007 due to the $34 million decrease in Net revenues and a $20 million (1%) increase in Total expenses. The $20 million increase in Total expenses was due to an increase of $35 million in Depreciation on operating leases, a $23 million increase in Other operating expenses, an $8 million increase in Salaries and related expenses and a $1 million increase in Occupancy and other office expenses that were partially offset by decreases of $46 million in Fleet interest expense and $1 million in Other depreciation and amortization.

For 2008 compared to 2007, the primary driver for the reduction in segment profit was the impact of an increase in debt fees and increased spreads between the indices used for billings and the index associated with our vehicle management asset-backed debt of $40 million. For 2008 compared to 2007, the decline in average unit counts, as detailed in the chart below, was primarily attributable to deteriorating economic conditions and the timing associated with the roll-off of leased units due to the uncertainty generated by the announcement of a merger agreement with General Electric Capital Corporation during 2007, which was ultimately terminated in 2008.

The following tables present a summary of our financial results and related drivers for the Fleet Management Services segment, and are followed by a discussion of each of the key components of our Net revenues and Total expenses:

	Average for the Year Ended December 31,			
	2008	2007	Change	% Change
	(In thousands of units)			
Leased vehicles	335	342	(7)	(2)%
Maintenance service cards	299	326	(27)	(8)%
Fuel cards	296	330	(34)	(10)%
Accident management vehicles	323	334	(11)	(3)%

	Year Ended December 31,			
	2008	2007	Change	% Change
	(In millions)			
Fleet management fees	$ 163	$ 164	$ (1)	(1)%
Fleet lease income	1,585	1,598	(13)	(1)%
Other income	79	99	(20)	(20)%
Net revenues	1,827	1,861	(34)	(2)%
Salaries and related expenses	100	92	8	9%
Occupancy and other office expenses	19	18	1	6%
Depreciation on operating leases	1,299	1,264	35	3%
Fleet interest expense	169	215	(46)	(21)%
Other depreciation and amortization	11	12	(1)	(8)%
Other operating expenses	167	144	23	16%
Total expenses	1,765	1,745	20	1%
Segment profit	$ 62	$ 116	$ (54)	(47)%

Fleet Management Fees

Fleet management fees consist primarily of the revenues of our principal fee-based products: fuel cards, maintenance services, accident management services and monthly management fees for leased vehicles. Fleet management fees decreased by $1 million (1%) during 2008 compared to 2007, due to a $1 million decrease in revenue from our principal fee-based products.

Fleet Lease Income

Fleet lease income decreased by $13 million (1%) during 2008 compared to 2007, due to a decrease in billings partially offset by an increase in lease syndication volume. The decrease in billings was attributable to lower interest rates on variable-rate leases, which was partially offset by higher billings as a result of an increase in the depreciation component of Fleet lease income related to vehicles under operating leases. For operating leases, Fleet lease income contains a depreciation component, an interest component and a management fee component.

Other Income

Other income decreased by $20 million (20%) during 2008 compared to 2007, primarily due to decreased vehicle sales at our dealerships and decreased interest income that were partially offset by a $7 million gain recognized on the early termination of a technology development and licensing arrangement during 2008. The decrease in vehicle sales at our dealerships was primarily due to an overall decline in vehicle sales within the industry and the deterioration of general economic conditions.

Salaries and Related Expenses

Salaries and related expenses increased by $8 million (9%) during 2008 compared to 2007, primarily due to $5 million of severance costs incurred during 2008 and an increase in variable compensation as a result of an increase in Stock compensation expense.

Depreciation on Operating Leases

Depreciation on operating leases is the depreciation expense associated with our leased asset portfolio. Depreciation on operating leases during 2008 increased by $35 million (3%) compared to 2007, primarily due to an increase in vehicles under operating leases.

Fleet Interest Expense

Fleet interest expense decreased by $46 million (21%) during 2008 compared to 2007, primarily due to decreasing short-term interest rates related to borrowings associated with leased vehicles that was partially offset by increases in ABCP spreads and program and commitment fee rates on our vehicle management asset-backed debt. The average daily one-month LIBOR, which is used as a benchmark for short-term rates, decreased by 256 bps during 2008 compared to 2007.

Other Operating Expenses

Other operating expenses increased by $23 million (16%) during 2008 compared to 2007, primarily due to an increase in cost of goods sold as a result of the increase in lease syndication volume that was partially offset by a decrease in cost of goods sold as a result of a decrease in vehicle sales at our dealerships. Other operating expenses during 2007 include a $10 million reduction in accruals due to the resolution of foreign non-income based tax contingencies.

Liquidity and Capital Resources

General

Our liquidity is dependent upon our ability to fund maturities of indebtedness, to fund growth in assets under management and business operations and to meet contractual obligations. We estimate how these liquidity needs may be impacted by a number of factors including fluctuations in asset and liability levels due to changes in our business operations, levels of interest rates and unanticipated events. Our primary operating funding needs arise from the origination and warehousing of mortgage loans, the purchase and funding of vehicles under management and the retention of MSRs. Sources of liquidity include equity capital including retained earnings, the unsecured debt markets, committed and uncommitted credit facilities, secured borrowings including the asset-backed debt markets and the liquidity provided by the sale or securitization of assets.

During 2008 and into 2009, dramatic declines in home prices, adverse developments in the secondary mortgage market and volatility in ABS markets, including the Canadian ABS markets, negatively impacted the availability of funding and limited our access to one or more of the funding sources used to fund MLHS and Net investment in fleet leases. However, conditions in the ABS markets in the U.S. and Canada and the credit markets have improved significantly during 2009 and into 2010. While we expect that the costs associated with our borrowings, including relative spreads and conduit fees, will be higher during 2010 compared to such costs prior to the disruption in the credit markets, relative spreads have tightened significantly during 2009 and into 2010. (See "— Debt Maturities" below for more information regarding the contractual maturity dates for our borrowing arrangements.)

Due to disruptions in the credit markets, specifically the Canadian ABS markets, beginning in the second half of 2007, we were unable to utilize certain direct financing lease funding structures, which include the receipt of substantial lease prepayments, for new lease originations by our Canadian fleet management operations. This resulted in an increase in the use of unsecured funding for the origination of operating leases in Canada during 2009. Vehicles under operating leases are included within Net investment in fleet leases in the accompanying Consolidated Balance Sheets net of accumulated depreciation, whereas the component of Net investment in fleet leases related to direct financing leases represents the lease payment receivable related to those leases net of any unearned income. Approximately $357 million of capacity under our unsecured credit facilities was being used to fund Canadian operating leases as of December 31, 2009. In January 2010, FLRT issued $343 million of senior asset-backed term notes.

In order to provide adequate liquidity throughout a broad array of operating environments, our funding plan relies upon multiple sources of liquidity and considers our projected cash needs to fund mortgage loan originations, purchase vehicles for lease, hedge our MSRs (if any) and meet various other obligations. We maintain liquidity at the parent company level through access to the unsecured debt markets and through unsecured committed bank facilities. Unsecured debt markets include commercial paper issued by the parent company which we fully support with committed bank facilities; however, there has been limited funding available to us in the commercial paper market since January 2008. During the third quarter of 2009, we accessed the unsecured debt markets through the issuance of the 2014 Convertible Notes. See "— Indebtedness—Unsecured Debt" for further discussion regarding the 2014 Convertible Notes. These various unsecured sources of funds are utilized to provide for a portion of the operating needs of our mortgage and fleet management businesses. In addition, secured borrowings, including asset-backed debt, asset sales and securitization of assets, are utilized to fund both vehicles under management and mortgages held for resale. Our inability to renew such financing arrangements would eliminate a significant source of liquidity for our operations and there can be no assurance that we would be able to find replacement financing on terms acceptable to us, if at all. We intend to continue to evaluate our funding strategies.

Given our expectation for business volumes, we believe that our sources of liquidity are adequate to fund our operations for the next 12 months. We expect aggregate capital expenditures for 2010 to be between $25 million and $38 million, in comparison to $11 million for 2009.

Cash Flows

At December 31, 2009, we had $150 million of Cash and cash equivalents, an increase of $41 million from $109 million at December 31, 2008. The following table summarizes the changes in Cash and cash equivalents during the years ended December 31, 2009 and 2008:

	Year Ended December 31,		
	2009	2008	Change
	(In millions)		
Cash provided by (used in):			
Operating activities	$ 1,283	$ 1,893	$ (610)
Investing activities	(550)	(1,408)	858
Financing activities	(655)	(553)	(102)
Effect of changes in exchange rates on Cash and cash equivalents	(37)	28	(65)
Net increase (decrease) in Cash and cash equivalents	$ 41	$ (40)	$ 81

Operating Activities

During 2009, we generated $610 million less cash from our operating activities than during 2008 primarily due to a $334 million decrease in net cash inflows related to the origination and sale of mortgage loans. Cash flows related to the origination and sale of mortgage loans may fluctuate significantly from period to period due to the timing of the underlying transactions.

Investing Activities

During 2009, we used $858 million less cash in our investing activities than during 2008. The decrease in cash used in investing activities was primarily attributable to a $772 million decrease in net cash outflows related to the acquisition and sale of investment vehicles and a $129 million decrease in cash paid on derivatives related to MSRs that were partially offset by an $87 million decrease in proceeds from the sale of MSRs and excess servicing and an $18 million decrease in net settlement proceeds from derivatives related to MSRs. Cash flows related to the acquisition and sale of vehicles fluctuate significantly from period to period due to the timing of the underlying transactions.

Financing Activities

During 2009, we used $102 million more cash in our financing activities than during 2008 primarily due to a $230 million increase in principal payments on borrowings, net of proceeds that were partially offset by a $133 million net decrease in short-term borrowings during 2008. The fluctuations in the components of Cash used in financing activities during 2009 in comparison to 2008 were primarily due to a lower decrease in the funding requirements for assets under management programs.

Secondary Mortgage Market

We rely on the secondary mortgage market for a substantial amount of liquidity to support our mortgage operations. Nearly all mortgage loans that we originate are sold in the secondary mortgage market, primarily in the form of MBS, ABS and whole-loan transactions. A large component of the MBS we sell is guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae (collectively, "Agency MBS"). Historically, we have also issued non-agency (or non-conforming) MBS and ABS. We have also publicly issued both non-conforming MBS and ABS that are registered with the SEC, in addition to private non-conforming MBS and ABS. However, secondary market liquidity for all non-conforming products has been severely limited since the second quarter of 2007. Generally, these types of securities have their own credit ratings and require some form of credit enhancement, such as over-collateralization, senior-subordinated structures, PMI, and/or private surety guarantees.

The Agency MBS, whole-loan and non-conforming markets for mortgage loans have historically provided substantial liquidity for our mortgage loan production operations. Because certain of these markets are illiquid, including those for jumbo, Alt-A, and other non-conforming loan products, we have modified the types of loans that we originated and expect to continue to modify the types of mortgage loans that we originate in accordance with secondary market liquidity. We focus our business process on consistently producing quality mortgage loans that meet investor requirements to continue to access these markets. Substantially all of our loans closed to be sold originated during 2009 were conforming.

See "— Overview—Mortgage Production and Mortgage Servicing Segments—Mortgage Industry Trends" and "Part I—Item 1A. Risk Factors—Risks Related to our Business—Adverse developments in the secondary mortgage market could have a material adverse effect on our business, financial position, results of operations or cash flows." included in this Form 10-K for more information regarding the secondary mortgage market.

Indebtedness

We utilize both secured and unsecured debt as key components of our financing strategy. Our primary financing needs arise from our assets under management programs which are summarized in the table below:

	December 31,	
	2009	2008
	(In millions)	
Restricted cash	$ 596	$ 614
Mortgage loans held for sale	1,218	1,006
Net investment in fleet leases	3,610	4,204
Mortgage servicing rights	1,413	1,282
Investment securities	12	37
Assets under management programs	$ 6,849	$ 7,143

The following tables summarize the components of our indebtedness as of December 31, 2009:

	December 31, 2009							
					Assets Held as Collateral[1]			
	Balance	Capacity[2]	Interest Rate[3]	Maturity/ Expiry Date[4]	Accounts Receivable	Restricted Cash	Mortgage Loans Held for Sale	Net Investment in Fleet Leases[5]
	(Dollars in millions)							
Chesapeake Series 2006-2 Variable Funding Notes	$ 657	$ 657		2/26/2009[6]				
Chesapeake Series 2009-1 Term Notes	1,000	1,000		5/20/2010				
Chesapeake Series 2009-2 Class A Term Notes	850	850		2/17/2011				
Chesapeake Series 2009-2 Class B Term Notes[7]	28	28		2/17/2011				
Chesapeake Series 2009-2 Class C Term Notes[7]	24	24		2/17/2011				
Chesapeake Series 2009-3 Class A Term Notes	50	50		10/20/2011				
Chesapeake Series 2009-4 Class A Term Notes	250	250		2/18/2010				
Other	33	33		3/2010- 6/2016				
Total Vehicle Management Asset-Backed Debt	2,892	2,892	2.0%[8]		$ 21	$ 297	$ —	$ 3,082
RBS Repurchase Facility[9]	622	1,500	3.0%	6/24/2010	—	1	667	—
Fannie Mae Repurchase Facilities[10]	325	325	1.0%	N/A	—	—	333	—
Other[11]	49	60	2.7%	9/2010- 10/2010	52	—	5	—
Total Mortgage Warehouse Asset-Backed Debt	996	1,885			52	1	1,005	—
Term Notes[12]	439	439	6.5%- 7.9%[13]	4/2010- 4/2018	—	—	—	—
Credit Facilities[14]	432	1,305	1.0%[15]	1/6/2011	—	—	—	—
Convertible Notes due 2012[16]	221	221	4.0%	4/15/2012	—	—	—	—
Convertible Notes due 2014[17]	180	180	4.0%	9/1/2014	—	—	—	—
Total Unsecured Debt	1,272	2,145			—	—	—	—
Total Debt	$5,160	$6,922			$ 73	$ 298	$1,005	$ 3,082

(1) Assets held as collateral are not available to pay our general obligations.

(2) Capacity is dependent upon maintaining compliance with, or obtaining waivers of, the terms, conditions and covenants of the respective agreements. With respect to asset-backed funding arrangements, capacity may be further limited by the asset eligibility requirements under the respective agreements. The Chesapeake Term Notes have revolving periods during which time the pro-rata share of lease cash flows pledged to Chesapeake will create availability to fund the acquisition of vehicles to be leased to customers of our Fleet Management Services segment. See "Asset-Backed Debt—Vehicle Management Asset-Backed Debt" below for additional information.

(3) Represents the variable interest rate as of the respective date, with the exception of total vehicle management asset-backed debt, term notes and the Convertible Notes.

[4] The maturity date for the Chesapeake Term Notes represents the end of the respective revolving period, during which time the respective notes' pro-rata share of lease cash flows pledged to Chesapeake will create availability to fund the acquisition of vehicles to be leased to customers of our Fleet Management Services segment. Subsequent to the revolving period, the notes will amortize in accordance with their terms (as further discussed below). See "Asset-Backed Debt—Vehicle Management Asset-Backed Debt" below for additional information.

[5] The titles to all the vehicles collateralizing the debt issued by Chesapeake are held in a bankruptcy remote trust and we act as a servicer of all such leases. The bankruptcy remote trust also acts as a lessor under both operating and direct financing lease agreements.

[6] We elected to allow the Series 2006-2 notes to amortize in accordance with their terms on the Scheduled Expiry Date (as defined below). During the Amortization Period (as defined below), we are unable to borrow additional amounts under these notes. See "Asset-Backed Debt—Vehicle Management Asset-Backed Debt" below for additional information.

[7] The carrying amount of the Chesapeake Series 2009-2 Series B and Series C term notes as of December 31, 2009 is net of an unamortized discount of $3 million and $5 million, respectively. See "Asset-Backed Debt—Vehicle Management Asset-Backed Debt" below for additional information.

[8] Represents the weighted-average interest rate of our vehicle management asset-backed debt arrangements as of December 31, 2009.

[9] We maintain a variable-rate committed mortgage repurchase facility (the "RBS Repurchase Facility") with The Royal Bank of Scotland plc ("RBS"). At our election, subject to compliance with the terms of the Amended and Restated Master Repurchase Agreement (the "Amended Repurchase Agreement") and payment of renewal fees, the RBS Repurchase Facility was renewed for an additional 364-day term on June 25, 2009.

[10] The balance and capacity represents amounts outstanding under our variable-rate uncommitted mortgage repurchase facilities (the "Fannie Mae Repurchase Facilities") with Fannie Mae. Total uncommitted capacity was approximately $3.0 billion as of December 31, 2009.

[11] Represents the variable interest rate on the majority of other mortgage warehouse asset-backed debt as of December 31, 2009. The outstanding balance as of December 31, 2009 also includes $5 million outstanding under another variable-rate mortgage warehouse facility that bore interest at 3.1%.

[12] Represents medium-term notes (the "MTNs") publicly issued under the indenture, dated as of November 6, 2000 (as amended and supplemented, the "MTN Indenture") by and between PHH and The Bank of New York, as successor trustee for Bank One Trust Company, N.A.

[13] Represents the range of stated interest rates of the MTNs outstanding as of December 31, 2009. The effective rate of interest of our outstanding MTNs was 7.2% as of December 31, 2009.

[14] Credit facilities primarily represents a $1.3 billion Amended and Restated Competitive Advance and Revolving Credit Agreement (the "Amended Credit Facility"), dated as of January 6, 2006, among PHH, a group of lenders and JPMorgan Chase Bank, N.A., as administrative agent.

[15] Represents the interest rate on the Amended Credit Facility as of December 31, 2009, excluding per annum utilization and facility fees. The outstanding balance as of December 31, 2009 also includes $72 million outstanding under another variable-rate credit facility that bore interest at 1.0%. See "Unsecured Debt—Credit Facilities" below for additional information.

[16] On April 2, 2008, we completed a private offering of our 2012 Convertible Notes with an aggregate principal amount of $250 million and a maturity date of April 15, 2012 to certain qualified institutional buyers. The carrying amount as of December 31, 2009 is net of an unamortized discount of $29 million. The effective rate of interest of the 2012 Convertible Notes was 12.4% as of December 31, 2009, which represents the 4.0% semiannual cash payment and the non-cash accretion of discount and issuance costs. There were no conversions of the 2012 Convertible Notes during 2009.

[17] On September 29, 2009, we completed a private offering of our 2014 Convertible Notes with an aggregate principal balance of $250 million and a maturity date of September 1, 2014 to certain qualified institutional buyers. The carrying amount as of December 31, 2009 is net of an unamortized discount of $70 million. The effective rate of interest of the 2014 Convertible Notes was 13.0% as of December 31, 2009, which represents the 4.0% semiannual cash payment and the non-cash accretion of discount and issuance costs. There were no conversions of the 2014 Convertible Notes during 2009.

Asset-Backed Debt

Vehicle Management Asset-Backed Debt

Vehicle management asset-backed debt primarily represents variable-rate debt issued by our wholly owned subsidiary, Chesapeake, to support the acquisition of vehicles used by our Fleet Management Services segment's

U.S. leasing operations. On February 27, 2009, we amended the agreement governing the Series 2006-1 notes to extend the scheduled expiry date to March 27, 2009 in order to provide additional time for us and the lenders of the Chesapeake notes to evaluate the long-term funding arrangements for its Fleet Management Services segment. The amendment also included a reduction in the total capacity of the Series 2006-1 notes from $2.5 billion to $2.3 billion and the payment of certain extension fees. Additionally, on February 26, 2009 (the "Scheduled Expiry Date"), we elected to allow the Series 2006-2 notes to amortize in accordance with their terms, as further discussed below. On October 8, 2009, the remaining obligations under the Series 2006-1 Chesapeake variable funding notes were paid in full. (See "Part I—Item 1A. Risk Factors—Risks Related to our Business—Adverse developments in the asset-backed securities market have negatively affected the availability of funding and our cost of funds, which could have a material and adverse effect on our business, financial position, results of operations or cash flows.")

During the amortization period, we will be unable to borrow additional amounts under the variable funding notes or use the pro-rata share of lease cash flows to fund the acquisition of vehicles to be leased under the Chesapeake Term Notes, and monthly repayments will be made on the notes through the earlier of 125 months following the Scheduled Expiry Date, or when the respective series of notes are paid in full based on an allocable share of the collection of cash receipts of lease payments from its clients relating to the collateralized vehicle leases and related assets (the "Amortization Period"). The allocable share is based upon the outstanding balance of those notes relative to all other outstanding series notes issued by Chesapeake as of the commencement of the Amortization Period. After the payment of interest, servicing fees, administrator fees and servicer advance reimbursements, any monthly lease collections during the Amortization Period of a particular series would be applied to reduce the principal balance of the series notes.

On September 11, 2009, Chesapeake issued $31 million and $29 million of Class B and Class C, respectively, of Chesapeake Term Notes under Series 2009-2, which were purchased by another of our wholly owned subsidiaries. Subsequently, on September 29, 2009, the Series 2009-2 Class B and Series 2009-2 Class C notes were resold to certain qualified institutional buyers. In addition, $300 million of Class A Chesapeake Term Notes were issued under Series 2009-3 and 2009-4 during the fourth quarter of 2009, as detailed in the chart above. Proceeds from the Chesapeake Term Notes issued during 2009 were primarily used to repay a portion of the Series 2006-1 notes, fund the acquisition of vehicles to be leased to customers of our Fleet Management Services segment and reduce the amounts outstanding under the Amended Credit Facility.

As of December 31, 2009, 84% of the carrying value of our fleet leases collateralized the debt issued by Chesapeake. These leases include certain eligible assets representing the borrowing base of the variable funding and term notes issued by Chesapeake (the "Chesapeake Lease Portfolio"). Approximately 99% of the Chesapeake Lease Portfolio as of December 31, 2009 consisted of open-end leases, in which substantially all of the residual risk on the value of the vehicles at the end of the lease term remains with the lessee. As of December 31, 2009, the Chesapeake Lease Portfolio consisted of 23% and 77% fixed-rate and variable-rate leases, respectively. As of December 31, 2009, the top 25 client lessees represented approximately 50% of the Chesapeake Lease Portfolio, with no client exceeding 5%.

Renewal of existing series or issuance of new series of Chesapeake notes on terms acceptable to us, or our ability to enter into alternative vehicle management asset-backed debt arrangements could be adversely affected in the event of: (i) the deterioration in the quality of the assets underlying the asset-backed debt arrangement; (ii) increased costs associated with accessing or our inability to access the asset-backed debt market; (iii) termination of our role as servicer of the underlying lease assets in the event that we default in the performance of our servicing obligations or we declare bankruptcy or become insolvent or (iv) our failure to maintain a sufficient level of eligible assets or credit enhancements, including collateral intended to provide for any differential between variable-rate lease revenues and the underlying variable-rate debt costs. (See "Part I—Item 1A. Risk Factors—Adverse developments in the asset-backed securities market have negatively affected the availability of funding and our costs of funds, which could have a material and adverse effect on our business, financial position, results of operations or cash flows." for more information.)

On January 27, 2010, FLRT issued approximately $119 million of senior Class A-1 term asset-backed notes which was comprised of two subclasses of senior term asset-backed notes (the "Series 2010-1 Class A-1 Notes") and approximately $224 million of senior Class A-2 term asset-backed notes under Series 2010-1 which was comprised of two subclasses of senior term asset backed notes (the "Series 2010-1 Class A-2 Notes" and together with the Series 2010-1 Class A-1 Notes, collectively the "Series 2010-1 Class A Notes") to finance a fixed pool of eligible lease assets in Canada. The proceeds of the issuance were primarily used to reduce amounts outstanding under our Amended Credit Facility. Three of the four subclasses of Series 2010-1 Class A Notes were denominated in Canadian dollars with the remaining subclass of Series 2010-1 Class A Notes denominated in U.S. dollars. The

Series 2010-1 Class A-1 notes and Class A-2 notes are amortizing notes and have maturity dates of February 15, 2011 and November 15, 2013, respectively. The Series 2010-1 Class A Notes are collateralized by approximately $377 million of leased vehicles and related assets, which are not available to pay our general obligations. The lease cash flows related to the underlying collateralized leases will be used to repay the principal outstanding under the Series 2010-1 Class A Notes. FLRT is a Canadian special purpose trust and its primary business activities include the acquisition, disposition and administration of purchased or acquired lease assets from our other Canadian subsidiaries and the borrowing of funds or the issuance of securities to finance such acquisitions.

Mortgage Warehouse Asset-Backed Debt

We maintained a 364-day $500 million variable-rate committed mortgage repurchase facility with Citigroup Global Markets Realty Corp. (the "Citigroup Repurchase Facility"). We repaid all outstanding obligations under the Citigroup Repurchase Facility as of February 26, 2009.

The Mortgage Venture maintained a variable-rate committed repurchase facility (the "Mortgage Venture Repurchase Facility") with Bank of Montreal and Barclays Bank PLC as Bank Principals and Fairway Finance Company, LLC and Sheffield Receivables Corporation as Conduit Principals. On December 15, 2008, the parties agreed to amend the Mortgage Venture Repurchase Facility to, among other things, reduce the total committed capacity to $125 million by March 31, 2009 through a series of commitment reductions. Additionally, the parties elected not to renew the Mortgage Venture Repurchase Facility beyond its maturity date and we repaid all outstanding obligations under the Mortgage Venture Repurchase Facility on May 28, 2009. Although the Mortgage Venture continues to evaluate potential alternative sources of committed mortgage warehouse asset-backed debt, there can be no assurance that such alternative sources of funding will be obtained on terms that are commercially agreeable to us, if at all. Alternatively, during the first half of 2009, the Mortgage Venture undertook a variety of actions in order to shift its mortgage loan production primarily to mortgage loans that are brokered through third party investors, including PHH Mortgage, in order to decrease its reliance on committed mortgage warehouse asset-backed debt unless and until an alternative source of funding is obtained.

The availability of the mortgage warehouse asset-backed debt could suffer in the event of: (i) the continued deterioration in the performance of the mortgage loans underlying the asset-backed debt arrangement; (ii) our failure to maintain sufficient levels of eligible assets or credit enhancements; (iii) our inability to access the asset-backed debt market to refinance maturing debt; (iv) our inability to access the secondary market for mortgage loans; (v) termination of our role as servicer of the underlying mortgage assets in the event that (a) we default in the performance of our servicing obligations or (b) we declare bankruptcy or become insolvent or (vi) our failure to comply with certain financial covenants (see "— Debt Covenants" below for additional information). (See "Part I—Item 1A. Risk Factors—Risks Related to our Business—Adverse developments in the asset-backed securities market have negatively affected the availability of funding and our costs of funds, which could have a material and adverse effect on our business, financial position, results of operations or cash flows." in this Form 10-K for more information.)

Unsecured Debt

Historically, the public debt markets have been an important source of financing for us, due to their efficiency and low cost relative to certain other sources of financing. The credit markets have experienced extreme volatility and disruption, which has resulted in a significant tightening of credit, including with respect to unsecured debt. Prior to the disruption in the credit markets, we typically accessed these markets by issuing unsecured commercial paper and MTNs. During 2009, there was no funding available to us in the commercial paper markets, and availability is unlikely given our short-term credit ratings. It is our policy to maintain available capacity under our committed unsecured credit facilities to fully support our outstanding unsecured commercial paper. However, given that the commercial paper markets are unavailable to us, our committed unsecured credit facilities have provided us with an alternative source of liquidity. During 2008 and 2009, we also accessed the institutional debt market through the issuance of the Convertible Notes. As of December 31, 2009, we had a total of approximately $840 million in unsecured public and institutional debt outstanding.

Our credit ratings as of February 15, 2010 were as follows:

	Moody's Investors Service	Standard & Poor's	Fitch Ratings
Senior unsecured debt	Ba2	BB+	BB+
Short-term debt	NP	B	B

As of February 15, 2010, the ratings outlooks on our senior unsecured debt provided by Moody's Investors Service, Standard & Poor's and Fitch Ratings were Negative. There can be no assurance that the ratings and ratings outlooks on our senior unsecured long-term debt and other debt will remain at these levels.

A security rating is not a recommendation to buy, sell or hold securities, may not reflect all of the risks associated with an investment in our debt securities and is subject to revision or withdrawal by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Moody's Investors Service's rating of our senior unsecured long-term debt was lowered to Ba2 on March 2, 2009. In addition, Standard and Poor's rating of our senior unsecured long-term debt was lowered to BB+ on February 11, 2009, and Fitch Ratings' rating of our senior unsecured long-term debt was also lowered to BB+ on February 26, 2009. As a result of our senior unsecured long-term debt no longer being investment grade, our access to the public debt markets may be severely limited. We may be required to rely upon alternative sources of financing, such as bank lines and private debt placements and pledge otherwise unencumbered assets. There can be no assurance that we will be able to find such alternative financing on terms acceptable to us, if at all. Furthermore, we may be unable to retain all of our existing bank credit commitments beyond the then-existing maturity dates. As a consequence, our cost of financing could rise significantly, thereby negatively impacting our ability to finance some of our capital-intensive activities, such as our ongoing investment in MSRs and other retained interests.

Credit Facilities

Pricing under the Amended Credit Facility is based upon our senior unsecured long-term debt ratings. If the ratings on our senior unsecured long-term debt assigned by Moody's Investors Service, Standard & Poor's and Fitch Ratings are not equivalent to each other, the second highest credit rating assigned by them determines pricing under the Amended Credit Facility. On February 11, 2009, Standard & Poor's downgraded its rating of our senior unsecured long-term debt from BBB- to BB+, and Fitch Ratings' rating of our senior unsecured long-term debt was lowered to BB+ on February 26, 2009. In addition, on March 2, 2009, Moody's Investors Service downgraded its rating of our senior unsecured long-term debt from Ba1 to Ba2. As of December 31, 2009, borrowings under the Amended Credit Facility bore interest at a margin of 70.0 bps over a benchmark index of either LIBOR or the federal funds rate. The Amended Credit Facility also requires us to pay utilization fees if its usage exceeds 50% of the aggregate commitments under the Amended Credit Facility and per annum facility fees. As of December 31, 2009, the per annum utilization and facility fees were 12.5 bps and 17.5 bps, respectively.

Convertible Notes

The Convertible Notes are senior unsecured obligations, which rank equally with all of our existing and future senior debt. The 2014 Convertible Notes are governed by the 2014 Convertible Notes Indenture, dated September 29, 2009, between us and The Bank of New York Mellon, as trustee. The 2012 Convertible Notes are governed by the 2012 Convertible Notes Indenture, dated April 2, 2008, between us and The Bank of New York Mellon, as trustee.

Under the Convertible Notes Indentures, the Conversion Options allow holders to convert all or any portion of the 2014 Convertible Notes and the 2012 Convertible Notes at any time from, and including, March 1, 2014 and October 15, 2011, respectively, through the third business day immediately preceding their maturity on September 1, 2014 and April 15, 2012, respectively, or prior to March 1, 2014 and October 15, 2011, respectively, in the event of the occurrence of certain triggering events related to the price of the Convertible Notes, the price of our Common stock or certain corporate events. Upon conversion, we will deliver the principal portion in cash and, if the conversion price calculated for each business day over a period of 60 consecutive business days exceeds the principal amount (the "Conversion Premium"), shares of our Common stock or cash for the Conversion Premium, but currently only in cash for the 2014 Convertible Notes, as further discussed below. Subject to certain exceptions, the holders of the Convertible Notes may require us to repurchase all or a portion of their Convertible Notes upon a fundamental change, as defined under the Convertible Notes Indentures. We will generally be required to increase the conversion rate for holders that elect to convert their Convertible Notes in connection with a make-whole fundamental change. In addition, the conversion rate may be adjusted upon the occurrence of certain events. We may not redeem the 2014 Convertible Notes or the 2012 Convertible Notes prior to their maturity on September 1, 2014 and April 15, 2012, respectively.

In connection with the issuance of the 2014 Convertible Notes and the 2012 Convertible Notes, we entered into convertible note hedging transactions with respect to the Conversion Premium (the "2014 Purchased Options" and the "2012 Purchased Options," respectively) and warrant transactions whereby we sold warrants to acquire, subject to certain anti-dilution adjustments, shares of our Common stock (the "2014 Sold Warrants" and the "2012 Sold Warrants," respectively). The 2014 Purchased Options and 2014 Sold Warrants are intended to reduce the potential dilution of our Common stock upon potential future conversion of the 2014 Convertible Notes and generally have the effect of increasing the conversion price of the 2014 Convertible Notes from $25.805 (based on the initial conversion rate of 38.7522 shares of our Common stock per $1,000 principal amount of the 2014 Convertible Notes) to $34.74 per share. The 2012 Purchased Options and 2012 Sold Warrants are intended to reduce the potential dilution to our Common stock upon potential future conversion of the 2012 Convertible Notes and generally have the effect of increasing the conversion price of the 2012 Convertible Notes from $20.50 (based on the initial conversion rate of 48.7805 shares of our Common stock per $1,000 principal amount of the 2012 Convertible Notes) to $27.20 per share.

The 2014 Convertible Notes and 2012 Convertible Notes bear interest at 4.0% per year, payable semiannually in arrears in cash on March 1st and September 1st and April 15th and October 15th, respectively. In connection with the issuance of the 2014 Convertible Notes and 2012 Convertible Notes, we recognized an original issue discount and issuance costs of $74 million and $60 million, respectively, which are being accreted to Mortgage interest expense in the accompanying Consolidated Statements of Operations through March 1, 2014 and October 15, 2011, respectively, or the earliest conversion date of the 2014 Convertible Notes and 2012 Convertible Notes.

The NYSE regulations require stockholder approval prior to the issuance of shares of common stock or securities convertible into common stock that will, or will upon issuance, equal or exceed 20% of outstanding shares of common stock. Unless and until stockholder approval to exceed this limitation is obtained, we will settle conversion of the 2014 Convertible Notes entirely in cash. Based on these settlement terms, we determined that at the time of issuance of the 2014 Convertible Notes, the 2014 Conversion Option and 2014 Purchased Options did not meet all the criteria for equity classification and, therefore, recognized the Conversion Option and Purchased Options as a derivative liability and derivative assets, respectively, with the offsetting changes in their fair value recognized in Mortgage interest expense in the accompanying Consolidated Financial Statements. (See Note 7, "Derivatives and Risk Management Activities" in these accompanying Notes to Consolidated Financial Statements for additional information regarding the 2014 Conversion Option and 2014 Purchased Options.) As of December 31, 2009 and 2008, we determined that the 2014 Sold Warrants, 2012 Sold Warrants, 2012 Conversion Option and 2012 Purchased Options are all indexed to our own stock and met all the criteria for equity classification. As such, these derivative instruments are recorded within Additional paid-in capital in the accompanying Consolidated Financial Statements and have no impact on our accompanying Consolidated Statements of Operations.

The net proceeds from the 2014 Convertible Notes offering were approximately $242 million. We used a portion of such proceeds from the offering to pay for the cost of the Purchased Options, taking into account the proceeds from the Sold Warrants. The remainder of the proceeds from the offering and the Sold Warrants were used to reduce amounts outstanding under the Amended Credit Facility.

See Note 11, "Debt and Borrowing Arrangements" in the accompanying Notes to Consolidated Financial Statements for additional information regarding the terms of our Convertible Notes.

Debt Maturities

The following table provides the contractual maturities of our indebtedness at December 31, 2009. The maturities of our vehicle management asset-backed notes, a portion of which are amortizing in accordance with their terms, represent estimated payments based on the expected cash inflows related to the securitized vehicle leases and related assets:

	Asset-Backed	Unsecured	Total
		(In millions)	
Within one year	$ 1,682	$ 5	$ 1,687
Between one and two years	906	432	1,338
Between two and three years	669	250	919
Between three and four years	378	420	798
Between four and five years	218	250	468
Thereafter	44	8	52
	$ 3,897	$ 1,365	$ 5,262

As of December 31, 2009, available funding under our asset-backed debt arrangements and unsecured committed credit facilities consisted of:

	Capacity[1]	Utilized Capacity	Available Capacity
		(In millions)	
Asset-Backed Funding Arrangements			
Vehicle management[2]	$ 2,892	$ 2,892	$ —
Mortgage warehouse[3]	1,885	996	889
Unsecured Committed Credit Facilities[4]	1,305	448	857

(1) Capacity is dependent upon maintaining compliance with, or obtaining waivers of, the terms, conditions and covenants of the respective agreements. With respect to asset-backed funding arrangements, capacity may be further limited by the asset eligibility requirements under the respective agreements.

(2) On February 27, 2009, the Amortization Period of the Series 2006-2 notes began during which time we are unable to borrow additional amounts under these notes. Amounts outstanding under the Series 2006-2 notes were $657 million as of December 31, 2009. The Chesapeake Term Notes have revolving periods during which time the pro-rata share of lease cash flows pledged to Chesapeake will create availability to fund the acquisition of vehicles to be leased to customers of our Fleet Management Services segment. See "Asset-Backed Debt—Vehicle Management Asset-Backed Debt" above for additional information.

(3) Capacity does not reflect $2.7 billion undrawn under the $3.0 billion Fannie Mae Repurchase Facilities, as these facilities are uncommitted.

(4) Utilized capacity reflects $16 million of letters of credit issued under the Amended Credit Facility, which are not included in Debt in our accompanying Consolidated Balance Sheet.

Debt Covenants

Certain of our debt arrangements require the maintenance of certain financial ratios and contain restrictive covenants, including, but not limited to, material adverse change, liquidity maintenance, restrictions on indebtedness of material subsidiaries, mergers, liens, liquidations and sale and leaseback transactions. The Amended Credit Facility and the RBS Repurchase Facility require that we maintain: (i) on the last day of each fiscal quarter, net worth of $1.0 billion plus 25% of net income, if positive, for each fiscal quarter ended after December 31, 2004 and (ii) at any time, a ratio of indebtedness to tangible net worth no greater than 10:1. The MTN Indenture requires that we maintain a debt to tangible equity ratio of not more than 10:1. The MTN Indenture also restricts us from paying dividends if, after giving effect to the dividend payment, the debt to equity ratio exceeds 6.5:1. In addition, the RBS Repurchase Facility requires PHH Mortgage to maintain a minimum of $3.0 billion in mortgage repurchase or warehouse facilities, comprised of any uncommitted facilities provided by Fannie Mae and any committed mortgage repurchase or warehouse facility, including the RBS Repurchase Facility. At December 31, 2009, we were in compliance with all of our financial covenants related to our debt arrangements.

Under certain of our financing, servicing, hedging and related agreements and instruments (collectively, the "Financing Agreements"), the lenders or trustees have the right to notify us if they believe we have breached a covenant under the operative documents and may declare an event of default. If one or more notices of default were to be given, we believe we would have various periods in which to cure certain of such events of default. If we do not cure the events of default or obtain necessary waivers within the required time periods, the maturity of some of our debt could be accelerated and our ability to incur additional indebtedness could be restricted. In addition, events of default or acceleration under certain of our Financing Agreements would trigger cross-default provisions under certain of our other Financing Agreements.

Restrictions on Paying Dividends

Many of our subsidiaries (including certain consolidated partnerships, trusts and other non-corporate entities) are subject to restrictions on their ability to pay dividends or otherwise transfer funds to other consolidated subsidiaries and, ultimately, to PHH Corporation (the parent company). These restrictions relate to loan agreements applicable to certain of our asset-backed debt arrangements and to regulatory restrictions applicable to the equity of our insurance subsidiary, Atrium. The aggregate restricted net assets of these subsidiaries totaled $1.0 billion as of December 31, 2009. These restrictions on net assets of certain subsidiaries, however, do not directly limit our ability to pay dividends from consolidated Retained earnings. Pursuant to the MTN Indenture, we may not pay dividends on our Common stock in the event that our debt to equity ratio exceeds 6.5:1, after giving effect to the dividend payment. The MTN Indenture also requires that we maintain a debt to tangible equity ratio of not more than 10:1. In addition, the Amended Credit Facility and the RBS Repurchase Facility each include various covenants that may restrict our ability to pay dividends on our Common stock, including covenants which require that we maintain: (i) on the last day of each fiscal quarter, net worth of $1.0 billion plus 25% of net income, if positive, for each fiscal quarter ended after December 31, 2004 and (ii) at any time, a ratio of indebtedness to tangible net worth no greater than 10:1. In addition, the RBS Repurchase Facility requires PHH Mortgage to maintain a minimum of $3.0 billion in mortgage repurchase or warehouse facilities, comprised of any uncommitted facilities provided by Fannie Mae and any committed mortgage repurchase or warehouse facility, including the RBS Repurchase Facility. Based on our assessment of these requirements as of December 31, 2009, we believe that these restrictions could limit our ability to make dividend payments on our Common stock in the foreseeable future. However, since the Spin-Off, we have not paid any cash dividends on our Common stock nor do we anticipate paying any cash dividends on our Common stock in the foreseeable future.

Contractual Obligations

The following table summarizes our future contractual obligations as of December 31, 2009:

	2010	2011	2012	2013	2014	Thereafter	Total
				(In millions)			
Asset-backed debt[1][2]	$ 1,682	$ 906	$ 669	$ 378	$ 218	$ 44	$ 3,897
Unsecured debt[1][3]	5	432	250	420	250	8	1,365
Operating leases[4]	18	17	16	14	11	74	150
Capital leases[1]	1	1	—	—	—	—	2
Other purchase commitments[5][6]	96	1	—	—	—	—	97
	$ 1,802	$ 1,357	$ 935	$ 812	$ 479	$ 126	$ 5,511

(1) The table above excludes future cash payments related to interest expense. Interest payments during 2009 totaled $164 million. Interest is calculated on most of our debt obligations based on variable rates referenced to LIBOR or other short-term interest rate indices. A portion of our interest cost related to vehicle management asset-backed debt is charged to lessees pursuant to lease agreements.

(2) Represents the contractual maturities for asset-backed debt arrangements as of December 31, 2009, except for our vehicle management asset-backed notes, where estimated payments have been used based on the expected cash inflows related to the securitized vehicle leases and related assets. See "— Liquidity and Capital Resources—Indebtedness" and Note 11, "Debt and Borrowing Arrangements" in the accompanying Notes to Consolidated Financial Statements included in this Form 10-K.

(3) Represents the contractual maturities for unsecured debt arrangements as of December 31, 2009. See "— Liquidity and Capital Resources—Indebtedness" and Note 11, "Debt and Borrowing Arrangements" in the accompanying Notes to Consolidated Financial Statements included in this Form 10-K.

(4) Includes operating leases for our Mortgage Production and Servicing segments in Mt. Laurel, New Jersey; Jacksonville, Florida and other smaller regional locations throughout the U.S. Also includes leases for our Fleet Management Services segment for its headquarters office in Sparks, Maryland, office space and marketing centers in five locations in Canada and four smaller regional locations throughout the U.S. See Note 14, "Commitments and Contingencies" in the accompanying Notes to Consolidated Financial Statements included in this Form 10-K.

(5) Includes various commitments to purchase goods or services from specific suppliers made by us in the ordinary course of our business, including those related to capital expenditures. See Note 14, "Commitments and Contingencies" in the accompanying Notes to Consolidated Financial Statements included in this Form 10-K.

(6) Excludes our liability for unrecognized income tax benefits, which totaled $8 million as of December 31, 2009, since we cannot predict with reasonable certainty or reliability of the timing of cash settlements to the respective taxing authorities for these estimated contingencies. See Note 1, "Summary of Significant Accounting Policies" in the accompanying Notes to Consolidated Financial Statements included in this Form 10-K for more information regarding our liability for unrecognized income tax benefits.

As of December 31, 2009, we had commitments to fund mortgage loans with agreed-upon rates or rate protection amounting to $4.4 billion.

Commitments to sell loans generally have fixed expiration dates or other termination clauses and may require the payment of a fee. We may settle the forward delivery commitments on MBS or whole loans on a net basis; therefore, the commitments outstanding do not necessarily represent future cash obligations. Our $6.9 billion of forward delivery commitments on MBS or whole loans as of December 31, 2009 generally will be settled within 90 days of the individual commitment date.

See Note 7, "Derivatives and Risk Management Activities" in the accompanying Notes to Consolidated Financial Statements included in this Form 10-K.

Off-Balance Sheet Arrangements and Guarantees

In the ordinary course of business, we enter into numerous agreements that contain guarantees and indemnities whereby we indemnify another party for breaches of representations and warranties. Such guarantees or indemnifications are granted under various agreements, including those governing leases of real estate, access to credit facilities, use of derivatives and issuances of debt or equity securities. The guarantees or indemnifications issued are for the benefit of the buyers in sale agreements and sellers in purchase agreements, landlords in lease contracts, financial institutions in credit facility arrangements and derivative contracts and underwriters in debt or equity security issuances. While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that we could be required to make under these guarantees and we are unable to develop an estimate of the maximum potential amount of future payments to be made under these guarantees, if any, as the triggering events are not subject to predictability. With respect to certain of the aforementioned guarantees, such as indemnifications of landlords against third-party claims for the use of real estate property leased by us, we maintain insurance coverage that mitigates any potential payments to be made.

Critical Accounting Policies

In presenting our financial statements in conformity with GAAP, we are required to make estimates and assumptions that affect the amounts reported therein. Several of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. However, events that are outside of our control cannot be predicted and, as such, they cannot be contemplated in evaluating such estimates and assumptions. If there is a significant unfavorable change to current conditions, it could have a material adverse effect on our business, financial position, results of operations and cash flows. We believe that the estimates and assumptions we used when preparing our financial statements were the most appropriate at that time. Presented below are those accounting policies that we believe require subjective and complex judgments that could potentially affect reported results.

Fair Value Measurements

We adopted the provisions of ASC 820 for assets and liabilities that are measured at fair value on a recurring basis effective January 1, 2008 and for nonfinancial assets and nonfinancial liabilities measured at fair value on a non-recurring basis effective January 1, 2009. ASC 820 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 also prioritizes the use of market-based assumptions, or observable inputs, over entity-specific assumptions or unobservable inputs when measuring fair value and establishes a three-level hierarchy based upon the relative reliability and availability of the inputs to market participants for the valuation of an asset or liability as of the measurement date. The fair value hierarchy designates quoted prices in active markets for identical assets or liabilities at the highest level and unobservable inputs at the lowest level. Pursuant to ASC 820, when the fair value of an asset or liability contains inputs from different levels of the hierarchy, the level within which the fair value measurement in its entirety is categorized is based upon the lowest level input that is significant to the fair value measurement in its entirety.

In classifying assets and liabilities recorded at fair value on a recurring basis within the valuation hierarchy, we consider the volume and pricing levels of trading activity observed in the market as well as the age and availability of other market-based assumptions. When utilizing bids observed on instruments recorded at fair value, we assess whether the bid is executable given current market conditions relative to other information observed in the market. Assets and liabilities recorded at fair value are classified in Level Two of the valuation hierarchy when current market-based information is observable in an active market. Assets and liabilities recorded at fair value are classified in Level Three of the valuation hierarchy when current, market-based assumptions are not observable in the market or when such information is not indicative of a fair value transaction between market participants.

We determine fair value based on quoted market prices, where available. If quoted prices are not available, fair value is estimated based upon other observable inputs, and may include valuation techniques such as present value cash flow models, option-pricing models or other conventional valuation methods. In addition, when estimating the fair value of liabilities, we may use the quoted price of an identical liability when traded and as an asset and quoted prices for similar liabilities or similar liabilities when traded as assets, if available. We use unobservable inputs when observable inputs are not available. These inputs are based upon our judgments and assumptions, which are our assessment of the assumptions market participants would use in pricing the asset or liability, which may include assumptions about risk, counterparty credit quality and liquidity and are developed based on the best information available. The incorporation of counterparty credit risk did not have a significant impact on the valuation of our assets and liabilities recorded at fair value on a recurring basis as of December 31, 2009. The use of different assumptions may have a material effect on the estimated fair value amounts recorded in our financial statements. (See "— Item 7A. Quantitative and Qualitative Disclosures About Market Risk" for a sensitivity analysis based on hypothetical changes in interest rates.)

As of December 31, 2009, 34% of our Total assets were measured at fair value on a recurring basis, and less than 1% of our Total liabilities were measured at fair value on a recurring basis. Approximately 43% of our assets and liabilities measured at fair value were valued using primarily observable inputs and were categorized within Level Two of the valuation hierarchy. Our assets and liabilities categorized within Level Two of the valuation hierarchy are comprised of the majority of our MLHS and derivative assets and liabilities.

Approximately 58% of our assets and liabilities measured at fair value were valued using significant unobservable inputs and were categorized within Level Three of the valuation hierarchy. Approximately 86% of our assets and liabilities categorized within Level Three of the valuation hierarchy are comprised of our MSRs. See "— Mortgage Servicing Rights" below.

The remainder of our assets and liabilities categorized within Level Three of the valuation hierarchy is comprised of Investment securities, certain MLHS, IRLCs and the 2014 Conversion Option and 2014 Purchased Options associated with the 2014 Convertible Notes. Our Investment securities are comprised of interests that continue to be held in the sale or securitization of mortgage loans, or retained interests, and are included in Level Three of the valuation hierarchy due to the inactive, illiquid market for these securities and the significant unobservable inputs used in their valuation. Certain MLHS are classified within Level Three due to the lack of observable pricing data. The fair value of our IRLCs is based upon the estimated fair value of the underlying mortgage loan, adjusted for: (i) estimated costs to complete and originate the loan and (ii) an adjustment to reflect the estimated percentage of IRLCs that will result in a closed mortgage loan. The valuation of our IRLCs approximates a whole-loan price, which includes the value of the related MSRs. Due to the unobservable inputs used by us and the inactive, illiquid market for IRLCs, our IRLCs are classified within Level Three of the valuation hierarchy. The estimated fair value of the 2014 Conversion Option and 2014 Purchased Options uses an option pricing model and is primarily impacted by changes in the market price and volatility of our Common stock.

Updates to ASC 815 express the view of the SEC staff that the expected net future cash flows related to the associated servicing of a loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. As a result, the expected net future cash flows related to the servicing of mortgage loans associated with our IRLCs issued from January 1, 2008 forward are included in the fair value measurement of the IRLCs at the date of issuance. Prior to the adoption of updates to ASC 815, we did not include the net future cash flows related to the servicing of mortgage loans associated with the IRLCs in their fair value.

See Note 18, "Fair Value Measurements" in the accompanying Notes to Consolidated Financial Statements for additional information regarding the fair value hierarchy, our assets and liabilities carried at fair value and activity related to our Level Three financial instruments.

Mortgage Servicing Rights

An MSR is the right to receive a portion of the interest coupon and fees collected from the mortgagor for performing specified mortgage servicing activities, which consist of collecting loan payments, remitting principal and interest payments to investors, managing escrow funds for the payment of mortgage-related expenses such as taxes and insurance and otherwise administering our mortgage loan servicing portfolio. MSRs are created through either the direct purchase of servicing from a third party or through the sale of an originated loan.

The fair value of our MSRs is estimated based upon projections of expected future cash flows. We use a third-party model as a basis to forecast prepayment rates at each monthly point for each interest rate path calculated using a probability weighted option adjusted spread ("OAS") model. Prepayment rates used in the development of expected future cash flows are based on historical observations of prepayment behavior in similar periods, comparing current mortgage rates to the mortgage interest rate in our servicing portfolio, and incorporates loan characteristics (e.g., loan type and note rate) and factors such as recent prepayment experience, the relative sensitivity of our capitalized servicing portfolio to refinance if interest rates decline and estimated levels of home equity. We validate assumptions used in estimating the fair value of our MSRs against a number of third-party sources, which may include peer surveys, MSR broker surveys and other market-based sources. Key assumptions include prepayment rates, discount rate and volatility. If we experience a 10% adverse change in prepayment rates, OAS and volatility, the fair value of our MSRs would be reduced by $74 million, $57 million and $28 million, respectively. These sensitivities are hypothetical and discussed for illustrative purposes only. Changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in fair value may not be linear. Also, the effect of a variation in a particular assumption is calculated without changing any other assumption; in reality, changes in one assumption may result in changes in another, which may magnify or counteract the sensitivities. Further, this analysis does not assume any impact resulting from management's intervention to mitigate these variations.

Mortgage Loans Held for Sale

With the adoption of ASC 825, we elected to measure certain eligible items at fair value, including all of our MLHS existing at the date of adoption. We also made an automatic election to record future MLHS at fair value. The fair value election for MLHS is intended to better reflect the underlying economics of our business, as well as eliminate the operational complexities of our risk management activities related to MLHS and applying hedge accounting.

MLHS represent mortgage loans originated or purchased by us and held until sold to secondary market investors. Prior to our election to measure MLHS at fair value under ASC 825, MLHS were recorded in our accompanying Consolidated Balance Sheet at LOCOM, which was computed by the aggregate method, net of deferred loan origination fees and costs. The fair value of MLHS is estimated by utilizing either: (i) the value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the value of a whole mortgage loan, including the value attributable to mortgage servicing and credit risk, (ii) current commitments to purchase loans or (iii) recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics. As of December 31, 2009, we classified Scratch and Dent, second-lien, certain non-conforming and construction loans within Level Three of the valuation hierarchy due to the relative illiquidity observed in the market and lack of trading activity between willing market participants. The valuation of our MLHS classified within Level Three of the valuation hierarchy is based upon either the collateral value or expected cash flows of the underlying loans using assumptions that reflect the current market conditions. When determining the value of these Level Three assets, we considered our own loss experience related to these assets, as well as discount factors that we observed when the market for these assets was active, which included increasing historical loss severities as well as lowering expectations for home sale prices.

Subsequent to our election to measure MLHS at fair value under ASC 825, loan origination fees are recorded when earned, the related direct loan origination costs are recognized when incurred and interest receivable on MLHS is included as a component of the fair value of Mortgage loans held for sale in the accompanying Consolidated Balance Sheets. Unrealized gains and losses on MLHS are included in Gain on mortgage loans, net in the accompanying Consolidated Statements of Operations. Interest income, which is accrued as earned, is included in Mortgage interest income in the accompanying Consolidated Statements of Operations, which is consistent with the classification of these items prior to our election to measure MLHS at fair value under ASC 825. Our policy for placing loans on non-accrual status is consistent with our policy prior to our election to measure MLHS at fair value under ASC 825. Loans are placed on non-accrual status when any portion of the principal or interest is 90 days past due or earlier if factors indicate that the ultimate collectibility of the principal or interest is not probable. Interest received from loans on non-accrual status is recorded as income when collected. Loans return to accrual status when principal and interest become current and it is probable the amounts are fully collectible.

Goodwill

We assess the carrying value of our Goodwill for impairment annually, or more frequently if circumstances indicate impairment may have occurred. We assess Goodwill for such impairment by comparing the carrying value of our reporting units to their fair value. Our reporting units are the Fleet Management Services segment, PHH Home Loans, the Mortgage Production segment excluding PHH Home Loans and the Mortgage Servicing segment. When determining the fair value of our reporting units, we may apply an income approach, using discounted cash flows, or a combination of an income approach and a market approach, wherein comparative market multiples are used.

The carrying value of our Goodwill was $25 million as of December 31, 2009 and is attributable entirely to our Fleet Management Services segment. See Note 3, "Goodwill and Other Intangible Assets" in the accompanying Notes to Consolidated Financial Statements included in this Form 10-K.

Income Taxes

We account for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"), which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of the temporary differences between the book and tax basis of recorded assets and liabilities. As of December 31, 2009 and 2008, we had net deferred income tax liabilities of $702 million and $579 million, respectively, primarily resulting from the temporary differences created from originated MSRs and depreciation and amortization (primarily related to accelerated Depreciation on operating leases for tax purposes), which are expected to reverse in future periods creating taxable income. We make estimates and judgments with regard to the calculation of certain tax assets and liabilities. ASC 740 also requires that deferred tax assets be reduced by valuation allowances if it is more likely than not that some portion of the deferred tax asset will not be realized. We assess the likelihood that the benefits of a deferred tax asset will be realized by considering historical and projected taxable income and income tax planning strategies, including the reversal of deferred income tax liabilities.

ASC 740 suggests that additional scrutiny should be given to deferred tax assets of an entity with cumulative pre-tax losses during the three most recent fiscal years and is widely considered as significant negative evidence that is objective and verifiable and therefore, difficult to overcome. During the three fiscal years ended December 31, 2009, we had cumulative pre-tax losses and considered this factor in our analysis of deferred tax assets. However, pre-tax income or loss under GAAP does not closely correlate with taxable income or loss as a result of the tax regulations associated with certain income and expenses of our mortgage and fleet operations. Based on projections of taxable income and prudent tax planning strategies available at our discretion, we determined that it is more-likely-than-not that certain deferred tax assets would be realized. For those deferred tax assets that we determined it is more likely than not that they will not be realized, a valuation allowance was established.

Should a change in circumstances lead to a change in our judgments about the realization of deferred tax assets in future years, we adjust the valuation allowances in the period that the change in circumstances occurs, along with a charge or credit to income tax expense. Significant changes to our estimates and assumptions may result in an increase or decrease to our tax expense in a subsequent period. As of December 31, 2009 and 2008, we had valuation allowances of $70 million and $74 million, respectively, which primarily represent state net operating loss carryforwards that we believe that it is more likely than not that the loss carryforwards will not be realized. As of December 31, 2009 and 2008, we had no valuation allowances for deferred tax assets generated from federal net operating losses.

We adopted updates to ASC 740 effective January 1, 2007. The updates to ASC 740 prescribed a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken in a tax return. We must presume the income tax position will be examined by the relevant tax authority and determine whether it is more likely than not that the income tax position will be sustained upon examination, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. An income tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of the benefit to recognize in the financial statements. We are required to record a liability for unrecognized income tax benefits for the amount of the benefit included in our previously filed income tax returns and in our financial results expected to be included in income tax returns to be filed for periods through the date of our accompanying Consolidated Financial Statements for income tax positions for which it is more likely than not that a tax position will not be sustained upon examination by the respective taxing authority.

Liabilities for income tax contingencies are reviewed periodically and are adjusted as events occur that affect our estimates, such as the availability of new information, the lapsing of applicable statutes of limitations, the conclusion of tax audits, the measurement of additional estimated liabilities based on current calculations (including interest and/or penalties), the identification of new income tax contingencies, the release of administrative tax guidance affecting our estimates of income tax liabilities or the rendering of relevant court decisions.

To the extent we prevail in matters for which income tax contingency liabilities have been established or are required to pay amounts in excess of our income tax contingency liabilities, our effective income tax rate in a given financial statement period could be materially affected. An unfavorable income tax settlement would require the use of our cash and may result in an increase in our effective income tax rate in the period of resolution if the settlement is in excess of our income tax contingency liabilities. An income tax settlement for an amount lower than our income tax contingency liabilities would be recognized as a reduction in our income tax expense in the period of resolution and would result in a decrease in our effective income tax rate. Liabilities for income tax contingencies, including accrued interest and penalties, were $8 million as of both December 31, 2009 and 2008 and are reflected in Other liabilities in the accompanying Consolidated Balance Sheets.

Recently Issued Accounting Pronouncements

For detailed information regarding recently issued accounting pronouncements and the expected impact on our financial statements, see Note 1, "Summary of Significant Accounting Policies" in the accompanying Notes to Consolidated Financial Statements included in this Form 10-K.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Our principal market exposure is to interest rate risk, specifically long-term Treasury and mortgage interest rates due to their impact on mortgage-related assets and commitments. We also have exposure to LIBOR interest rates due to their impact on variable-rate borrowings, other interest rate sensitive liabilities and net investment in variable-rate lease assets. We anticipate that such interest rates will remain our primary benchmark for market risk for the foreseeable future.

Interest Rate Risk

Mortgage Servicing Rights

Our MSRs are subject to substantial interest rate risk as the mortgage notes underlying the MSRs permit the borrowers to prepay the loans. Therefore, the value of MSRs generally tends to diminish in periods of declining interest rates (as prepayments increase) and increase in periods of rising interest rates (as prepayments decrease). Although the level of interest rates is a key driver of prepayment activity, there are other factors that influence prepayments, including home prices, underwriting standards and product characteristics. From time to time, we use a combination of derivative instruments to offset potential adverse changes in the fair value of our MSRs that could affect reported earnings. During 2008, we assessed the composition of our capitalized mortgage loan servicing portfolio and its relative sensitivity to refinance if interest rates decline, the cost of hedging and the anticipated effectiveness of the hedge given the economic environment. Based on that assessment, we made the decision to close out substantially all of our derivatives related to MSRs during the third quarter of 2008, which resulted in volatility in the results of operations for our Mortgage Servicing segment during 2009 and 2008. As of December 31, 2009, there were no open derivatives related to MSRs. Our decisions regarding the use of derivatives related to MSRs, if any, could result in continued volatility in the results of operations for our Mortgage Servicing segment during 2010. See "— Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies" for an analysis of the impact of a 10% change in key assumptions on the valuation of our MSRs.

Other Mortgage-Related Assets

Our other mortgage-related assets are subject to interest rate and price risk created by (i) our IRLCs and (ii) loans held in inventory awaiting sale into the secondary market (which are presented as Mortgage loans held for sale in the accompanying Consolidated Balance Sheets). We use forward delivery commitments on MBS or whole loans to economically hedge our commitments to fund mortgages and MLHS. These forward delivery commitments fix the forward sales price that will be realized in the secondary market and thereby reduce the interest rate and price risk to us.

Indebtedness

The debt used to finance much of our operations is also exposed to interest rate fluctuations. We use various hedging strategies and derivative financial instruments to create a desired mix of fixed- and variable-rate assets and liabilities. Derivative instruments used in these hedging strategies include swaps and interest rate caps.

Consumer Credit Risk

Loan Recourse

We sell a majority of our loans on a non-recourse basis. We also provide representations and warranties to purchasers and insurers of the loans sold. In the event of a breach of these representations and warranties, we may be required to repurchase a mortgage loan or indemnify the purchaser, and any subsequent loss on the mortgage loan may be borne by us. If there is no breach of a representation and warranty provision, we have no obligation to repurchase the loan or indemnify the investor against loss. The unpaid principal balance of loans sold by us represents the maximum potential exposure related to representation and warranty provisions; however, we cannot estimate our maximum exposure because we do not service all of the loans for which we have provided a representation or warranty.

We had a program that provided credit enhancement for a limited period of time to the purchasers of mortgage loans by retaining a portion of the credit risk. We are no longer selling loans into this program. The retained credit risk related to this program, which represents the unpaid principal balance of the loans, was $8 million as of December 31, 2009. In addition, the outstanding balance of other loans sold with specific recourse by us and those for which a breach of representation or warranty provision was identified subsequent to sale was $228 million as of December 31, 2009, 16.13% of which were at least 90 days delinquent (calculated based upon the unpaid principal balance of the loans).

As of December 31, 2009, we had a liability of $51 million, included in Other liabilities in the accompanying Consolidated Balance Sheet, for probable losses related to our recourse exposure.

Mortgage Loans in Foreclosure

Mortgage loans in foreclosure represent the unpaid principal balance of mortgage loans for which foreclosure proceedings have been initiated, plus recoverable advances made by us on those loans. These amounts are recorded net of an allowance for probable losses on such mortgage loans and related advances. As of December 31, 2009, mortgage loans in foreclosure were $93 million, net of an allowance for probable losses of $20 million, and were included in Other assets in the accompanying Consolidated Balance Sheet.

Real Estate Owned

REO, which are acquired from mortgagors in default, are recorded at the lower of the adjusted carrying amount at the time the property is acquired or fair value. Fair value is determined based upon the estimated net realizable value of the underlying collateral less the estimated costs to sell. As of December 31, 2009, real estate owned were $36 million, net of a $15 million adjustment to record these amounts at their estimated net realizable value, and were included in Other assets in the accompanying Consolidated Balance Sheet.

Mortgage Reinsurance

Through our wholly owned mortgage reinsurance subsidiary, Atrium, we have two outstanding contracts with PMI companies to provide mortgage reinsurance on certain mortgage loans that are inactive and in runoff. Through these contracts, we are exposed to losses on mortgage loans pooled by year of origination. As of December 31, 2009, the contractual reinsurance period for each pool was 10 years and the weighted-average remaining reinsurance period was 5.7 years. Loss rates on these pools are determined based on the unpaid principal balance of the underlying loans. We indemnify the primary mortgage insurers for losses that fall between a stated minimum and maximum loss rate on each annual pool. In return for absorbing this loss exposure, we are contractually entitled to a portion of the insurance premium from the primary mortgage insurers. We are required to hold securities in trust related to this potential obligation, which were $281 million and were included in Restricted cash in the accompanying Consolidated Balance Sheet as of December 31, 2009. As of December 31, 2009, a liability of $108 million was included in Other liabilities in the accompanying Consolidated Balance Sheet for incurred and incurred but not reported losses associated with our mortgage reinsurance activities, which was determined on an undiscounted basis. During 2009, we recorded expense associated with the liability for estimated losses of $35 million within Loan servicing income in the accompanying Consolidated Statement of Operations.

The following table summarizes certain information regarding mortgage loans that are subject to reinsurance by year of origination:

	Year of Origination							
	2003 and Prior	2004	2005	2006	2007	2008	2009	Total
	(Dollars in millions)							
Unpaid principal balance[1] . . .	$ 1,994	$ 1,142	$ 1,084	$ 724	$ 1,465	$ 2,577	$ 484	$ 9,470
Unpaid principal balance as a percentage of original unpaid principal balance[1] . .	10%	32%	51%	61%	79%	86%	98%	N/A
Maximum potential exposure to reinsurance losses[1]	$ 295	$ 104	$ 62	$ 31	$ 49	$ 63	$ 7	$ 611
Average FICO score[2]	697	693	696	693	701	727	759	708
Delinquencies[2][3]	7.20%	6.76%	8.54%	9.78%	8.84%	4.17%	0.00%	6.67%
Foreclosures/REO/ bankruptcies[2][4]	3.84%	6.49%	8.97%	12.34%	8.93%	1.81%	0.00%	5.55%

(1) As of December 31, 2009.

(2) Calculated based on September 30, 2009 data.

(3) Represents delinquent mortgage loans for which payments are 60 days or more outstanding as a percentage of the total unpaid principal balance.

(4) Calculated as a percentage of the total unpaid principal balance.

The projections that are used in the development of our liability for mortgage reinsurance assume that we will incur losses related to reinsured mortgage loans originated from 2004 through 2009. Based on these projections, we expect that the cumulative losses for the loans originated from 2005 through 2007 will reach their maximum potential exposure for each respective year.

See Note 14, "Commitments and Contingencies" in the accompanying Notes to Consolidated Financial Statements included in this Form 10-K.

Commercial Credit Risk

We are exposed to commercial credit risk for our clients under the lease and service agreements for PHH Arval. We manage such risk through an evaluation of the financial position and creditworthiness of the client, which is performed on at least an annual basis. The lease agreements generally allow PHH Arval to refuse any additional orders; however, PHH Arval would remain obligated for all units under contract at that time. The service agreements can generally be terminated upon 30 days written notice. PHH Arval had no significant client concentrations as no client represented more than 5% of the Net revenues of the business during 2009. PHH Arval's historical net credit losses as a percentage of the ending balance of Net investment in fleet leases have not exceeded 0.01% in any of the last three fiscal years. There can be no assurance that we will manage or mitigate our commercial credit risk effectively.

Counterparty Credit Risk

We are exposed to counterparty credit risk in the event of non-performance by counterparties to various agreements and sales transactions. We manage such risk by evaluating the financial position and creditworthiness of such counterparties and/or requiring collateral, typically cash, in instances in which financing is provided. We attempt to mitigate counterparty credit risk associated with our derivative contracts by monitoring the amount for which we are at risk with each counterparty to such contracts, requiring collateral posting, typically cash, above established credit limits, periodically evaluating counterparty creditworthiness and financial position, and where possible, dispersing the risk among multiple counterparties. However, there can be no assurance that we will manage or mitigate our counterparty credit risk effectively.

As of December 31, 2009, there were no significant concentrations of credit risk with any individual counterparty or group of counterparties with respect to our derivative transactions. Concentrations of credit risk associated with receivables are considered minimal due to our diverse client base. With the exception of the financing provided to customers of our mortgage business, we do not normally require collateral or other security to support credit sales.

During 2009, approximately 37% of our mortgage loan originations were derived from our relationship with Realogy and its affiliates, and Merrill Lynch and Charles Schwab accounted for approximately 16% and 15%, respectively, of our mortgage loan originations. Additionally, 95% of our loan sales during 2009 were to the GSEs. The insolvency or inability for Realogy, Merrill Lynch, Charles Schwab or the GSEs to perform their obligations under their respective agreements with us could have a negative impact on our Mortgage Production segment.

Sensitivity Analysis

We assess our market risk based on changes in interest rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential impact on fair values based on hypothetical changes (increases and decreases) in interest rates.

We use a duration-based model in determining the impact of interest rate shifts on our debt portfolio, certain other interest-bearing liabilities and interest rate derivatives portfolios. The primary assumption used in these models is that an increase or decrease in the benchmark interest rate produces a parallel shift in the yield curve across all maturities.

We utilize a probability weighted OAS model to determine the fair value of MSRs and the impact of parallel interest rate shifts on MSRs. The primary assumptions in this model are prepayment speeds, OAS (discount rate) and implied volatility. However, this analysis ignores the impact of interest rate changes on certain material variables, such as the benefit or detriment on the value of future loan originations, non-parallel shifts in the spread relationships between MBS, swaps and Treasury rates and changes in primary and secondary mortgage market spreads. For mortgage loans, IRLCs and forward delivery commitments on MBS or whole loans, we rely on market sources in determining the impact of interest rate shifts. In addition, for IRLCs, the borrower's propensity to close their mortgage loans under the commitment is used as a primary assumption.

Our total market risk is influenced by a wide variety of factors including market volatility and the liquidity of the markets. There are certain limitations inherent in the sensitivity analysis presented, including the necessity to conduct the analysis based on a single point in time and the inability to include the complex market reactions that normally would arise from the market shifts modeled.

We used December 31, 2009 market rates on our instruments to perform the sensitivity analysis. The estimates are based on the market risk sensitive portfolios described in the preceding paragraphs and assume instantaneous, parallel shifts in interest rate yield curves. These sensitivities are hypothetical and presented for illustrative purposes only. Changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in fair value may not be linear.

The following table summarizes the estimated change in the fair value of our assets and liabilities sensitive to interest rates as of December 31, 2009 given hypothetical instantaneous parallel shifts in the yield curve:

	Change in Fair Value					
	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps
	(In millions)					
Mortgage assets:						
Mortgage loans held for sale	$ 34	$ 24	$ 13	$ (15)	$ (32)	$ (69)
Interest rate lock commitments	62	47	26	(33)	(71)	(153)
Forward loan sale commitments	(123)	(79)	(42)	49	102	212
Total Mortgage loans held for sale, interest rate lock commitments and related derivatives	(27)	(8)	(3)	1	(1)	(10)
Mortgage servicing rights	(500)	(210)	(92)	74	135	225
Total mortgage assets	(527)	(218)	(95)	75	134	215
Total vehicle assets	17	9	4	(4)	(8)	(17)
Total liabilities	(26)	(13)	(6)	7	13	26
Total, net	$ (536)	$ (222)	$ (97)	$ 78	$ 139	$ 224

Item 8. ***Financial Statements and Supplementary Data***

Index to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of PHH Corporation:

We have audited the accompanying consolidated balance sheets of PHH Corporation and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedules listed in Items 8 and 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of PHH Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2008, the Company changed its method of accounting for certain financial assets and liabilities measured at fair value.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Philadelphia, PA
March 1, 2010

PHH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Year Ended December 31,		
	2009	2008	2007
Revenues			
Mortgage fees	$ 275	$ 208	$ 127
Fleet management fees	150	163	164
Net fee income	425	371	291
Fleet lease income	1,441	1,585	1,598
Gain on mortgage loans, net	610	259	94
Mortgage interest income	89	173	351
Mortgage interest expense	(147)	(171)	(267)
Mortgage net finance (expense) income	(58)	2	84
Loan servicing income	431	430	489
Change in fair value of mortgage servicing rights	(280)	(554)	(509)
Net derivative (loss) gain related to mortgage servicing rights	—	(179)	96
Valuation adjustments related to mortgage servicing rights, net	(280)	(733)	(413)
Net loan servicing income (loss)	151	(303)	76
Other income	37	142	97
Net revenues	2,606	2,056	2,240
Expenses			
Salaries and related expenses	482	440	326
Occupancy and other office expenses	59	74	77
Depreciation on operating leases	1,267	1,299	1,264
Fleet interest expense	89	162	213
Other depreciation and amortization	26	25	29
Other operating expenses	403	438	376
Goodwill impairment	—	61	—
Total expenses	2,326	2,499	2,285
Income (loss) before income taxes	280	(443)	(45)
Provision for (benefit from) income taxes	107	(162)	(35)
Net income (loss)	173	(281)	(10)
Less: net income (loss) attributable to noncontrolling interest	20	(27)	2
Net income (loss) attributable to PHH Corporation	$ 153	$ (254)	$ (12)
Basic earnings (loss) per share attributable to PHH Corporation	$ 2.80	$ (4.68)	$ (0.23)
Diluted earnings (loss) per share attributable to PHH Corporation	$ 2.77	$ (4.68)	$ (0.23)

See Notes to Consolidated Financial Statements.

PHH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In millions, except share data)

	December 31, 2009	December 31, 2008
ASSETS		
Cash and cash equivalents	$ 150	$ 109
Restricted cash	596	614
Mortgage loans held for sale	1,218	1,006
Accounts receivable, net of allowance for doubtful accounts of $6 and $6	469	468
Net investment in fleet leases	3,610	4,204
Mortgage servicing rights	1,413	1,282
Investment securities	12	37
Property, plant and equipment, net	49	63
Goodwill	25	25
Other assets	581	465
Total assets	$ 8,123	$ 8,273
LIABILITIES AND EQUITY		
Accounts payable and accrued expenses	$ 495	$ 451
Debt	5,160	5,764
Deferred income taxes	702	579
Other liabilities	262	212
Total liabilities	6,619	7,006
Commitments and contingencies (Note 14)	—	—
EQUITY		
Preferred stock, $0.01 par value; 1,090,000 shares authorized at December 31, 2009 and 2008; none issued or outstanding at December 31, 2009 or 2008	—	—
Common stock, $0.01 par value; 273,910,000 and 108,910,000 shares authorized at December 31, 2009 and 2008, respectively; 54,774,639 shares issued and outstanding at December 31, 2009; 54,256,294 shares issued and outstanding at December 31, 2008	1	1
Additional paid-in capital	1,056	1,005
Retained earnings	416	263
Accumulated other comprehensive income (loss)	19	(3)
Total PHH Corporation stockholders' equity	1,492	1,266
Noncontrolling interest	12	1
Total equity	1,504	1,267
Total liabilities and equity	$ 8,123	$ 8,273

See Notes to Consolidated Financial Statements.

PHH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In millions, except share data)

	PHH Corporation Stockholders						
	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
	Shares	Amount					
Balance at December 31, 2006	53,506,822	$ 1	$ 961	$ 540	$ 13	$ 31	$ 1,546
Effect of adoption of updates to ASC 740	—	—	—	(1)	—	—	(1)
Comprehensive income:							
Net (loss) income	—	—	—	(12)	—	2	
Currency translation adjustment	—	—	—	—	17	—	
Unrealized losses on available-for-sale securities, net of income taxes of $(2)	—	—	—	—	(3)	—	
Reclassification of realized holding gains on sales of available-for-sale securities, net of income taxes of $1	—	—	—	—	1	—	
Change in unfunded pension liability, net of income taxes of $1	—	—	—	—	1	—	
Total comprehensive income	—	—	—	(12)	16	2	6
Contributions from noncontrolling interest	—	—	—	—	—	3	3
Distributions to noncontrolling interest	—	—	—	—	—	(4)	(4)
Stock compensation expense	—	—	6	—	—	—	6
Stock options exercised, including excess tax benefit of $(1)	323,186	—	7	—	—	—	7
Restricted stock award vesting, net of excess tax benefit of $(1)	248,629	—	(2)	—	—	—	(2)
Balance at December 31, 2007	54,078,637	$ 1	$ 972	$ 527	$ 29	$ 32	$ 1,561
Adjustments to distributions of assets and liabilities to Cendant related to the Spin-Off	—	—	—	4	—	—	4
Effect of adoption of ASC 820 and ASC 825, net of income taxes of $(10)	—	—	—	(14)	—	—	(14)
Comprehensive loss:							
Net loss	—	—	—	(254)	—	(27)	
Currency translation adjustment	—	—	—	—	(26)	—	
Change in unfunded pension liability, net of income taxes of $(4)	—	—	—	—	(6)	—	
Total comprehensive loss	—	—	—	(254)	(32)	(27)	(313)
Distributions to noncontrolling interest	—	—	—	—	—	(4)	(4)
Proceeds on sale of 2012 Sold Warrants (Note 11)	—	—	24	—	—	—	24
Reclassification of 2012 Purchased Options and 2012 Conversion Option, net of income taxes of $(1) (Note 11)	—	—	(1)	—	—	—	(1)
Stock compensation expense	—	—	11	—	—	—	11
Stock options exercised, including excess tax benefit of $0	28,765	—	1	—	—	—	1
Restricted stock award vesting, net of excess tax benefit of $0	148,892	—	(2)	—	—	—	(2)
Balance at December 31, 2008	54,256,294	$ 1	$ 1,005	$ 263	$ (3)	$ 1	$ 1,267

Continued.

PHH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)
(In millions, except share data)

	PHH Corporation Stockholders						
	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interest	Total Equity
	Shares	Amount					
Balance at December 31, 2008 (continued from previous page)	54,256,294	$ 1	$ 1,005	$ 263	$ (3)	$ 1	$ 1,267
Comprehensive income:							
Net income	—	—	—	153	—	20	
Currency translation adjustment	—	—	—	—	21	—	
Change in unfunded pension liability, net of income taxes of $1	—	—	—	—	1	—	
Total comprehensive income	—	—	—	153	22	20	195
Distributions to noncontrolling interest	—	—	—	—	—	(9)	(9)
Proceeds on sale of 2014 Sold Warrants (Note 11)	—	—	35	—	—	—	35
Stock compensation expense	—	—	13	—	—	—	13
Stock options exercised, including excess tax benefit of $0	302,760	—	4	—	—	—	4
Restricted stock award vesting, net of excess tax benefit of $0	215,585	—	(1)	—	—	—	(1)
Balance at December 31, 2009	54,774,639	$ 1	$ 1,056	$ 416	$ 19	$ 12	$ 1,504

See Notes to Consolidated Financial Statements.

PHH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2009	2008	2007
Cash flows from operating activities:			
Net income (loss)	$ 173	$ (281)	$ (10)
Adjustments to reconcile Net income (loss) to net cash provided by operating activities:			
Goodwill impairment charge	—	61	—
Capitalization of originated mortgage servicing rights	(496)	(328)	(433)
Net unrealized loss on mortgage servicing rights and related derivatives	280	733	413
Vehicle depreciation	1,267	1,299	1,264
Other depreciation and amortization	26	25	29
Origination of mortgage loans held for sale	(29,592)	(20,580)	(29,320)
Proceeds on sale of and payments from mortgage loans held for sale	29,930	21,252	30,643
Net (gain) loss on interest rate lock commitments, mortgage loans held for sale and related derivatives	(638)	(190)	54
Deferred income tax provision (benefit)	123	(118)	(69)
Other adjustments and changes in other assets and liabilities, net	210	20	92
Net cash provided by operating activities	1,283	1,893	2,663
Cash flows from investing activities:			
Investment in vehicles	(1,073)	(1,959)	(2,255)
Proceeds on sale of investment vehicles	418	532	869
Purchase of mortgage servicing rights	(1)	(6)	(40)
Proceeds on sale of mortgage servicing rights and excess servicing	92	179	235
Cash paid on derivatives related to mortgage servicing rights	—	(129)	(252)
Net settlement proceeds from derivatives related to mortgage servicing rights	—	18	280
Purchases of property, plant and equipment	(11)	(21)	(23)
Decrease (increase) in Restricted cash	18	(35)	(20)
Other, net	7	13	—
Net cash used in investing activities	(550)	(1,408)	(1,206)
Cash flows from financing activities:			
Net decrease in short-term borrowings	—	(133)	(992)
Proceeds from borrowings	44,347	30,291	23,684
Principal payments on borrowings	(44,913)	(30,627)	(24,108)
Issuances of Company Common stock	4	1	6
Proceeds from the sale of Sold Warrants (Note 11)	35	24	—
Cash paid for Purchased Options (Note 11)	(66)	(51)	—
Cash paid for debt issuance costs	(54)	(54)	(17)
Other, net	(8)	(4)	(5)
Net cash used in financing activities	$ (655)	$ (553)	$ (1,432)

Continued.

PHH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
(In millions)

	Year Ended December 31,		
	2009	2008	2007
Effect of changes in exchange rates on Cash and cash equivalents	$ (37)	$ 28	$ 1
Net increase (decrease) in Cash and cash equivalents	41	(40)	26
Cash and cash equivalents at beginning of period	109	149	123
Cash and cash equivalents at end of period	$ 150	$ 109	$ 149
Supplemental Disclosure of Cash Flows Information:			
Interest payments	$ 164	$ 292	$ 487
Income tax (refunds) payments, net	(21)	28	(13)

See Notes to Consolidated Financial Statements.

1. Summary of Significant Accounting Policies

Basis of Presentation

PHH Corporation and subsidiaries (collectively, "PHH" or the "Company") is a leading outsource provider of mortgage and fleet management services operating in the following business segments:

- **Mortgage Production** — provides mortgage loan origination services and sells mortgage loans.
- **Mortgage Servicing** — performs servicing activities for originated and purchased loans.
- **Fleet Management Services** — provides commercial fleet management services.

The Consolidated Financial Statements include the accounts and transactions of PHH and its subsidiaries, as well as entities in which the Company directly or indirectly has a controlling interest and variable interest entities of which the Company is the primary beneficiary. PHH Home Loans, LLC and its subsidiaries (collectively, "PHH Home Loans" or the "Mortgage Venture") are consolidated within PHH's Consolidated Financial Statements, and Realogy Corporation's ownership interest is presented as a noncontrolling interest in the Consolidated Financial Statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions include, but are not limited to, those related to the valuation of mortgage servicing rights ("MSRs"), mortgage loans held for sale ("MLHS"), other financial instruments and goodwill and the determination of certain income tax assets and liabilities and associated valuation allowances. Actual results could differ from those estimates.

Changes In Accounting Policies

Fair Value Measurements. In September 2006, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Codification ("ASC") 820, "Fair Value Measurements and Disclosures" ("ASC 820"). ASC 820 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 also prioritizes the use of market-based assumptions, or observable inputs, over entity-specific assumptions or unobservable inputs when measuring fair value and establishes a three-level hierarchy based upon the relative reliability and availability of the inputs to market participants for the valuation of an asset or liability as of the measurement date. The fair value hierarchy designates quoted prices in active markets for identical assets or liabilities at the highest level and unobservable inputs at the lowest level. (See Note 18, "Fair Value Measurements" for additional information regarding the fair value hierarchy.) ASC 820 also nullified the guidance which required the deferral of gains and losses at the inception of a transaction involving a derivative financial instrument in the absence of observable data supporting the valuation technique.

The Company adopted the provisions of ASC 820 for assets and liabilities that are measured at fair value on a recurring basis effective January 1, 2008. As a result of the adoption of ASC 820 for assets and liabilities that are measured at fair value on a recurring basis, the Company recorded a $9 million decrease in Retained earnings as of January 1, 2008. This amount represents the transition adjustment, net of income taxes, resulting from recognizing gains and losses related to the Company's interest rate lock commitments ("IRLCs") that were previously deferred. The fair value of the Company's IRLCs, as determined for the January 1, 2008 transition adjustment, excluded the value attributable to servicing rights, in accordance with the transition provisions of updates to ASC 815, "Derivatives and Hedging" ("ASC 815"). The fair value associated with the servicing rights is included in the fair value measurement of all written loan commitments issued after January 1, 2008.

The following table summarizes the transition adjustment at the date of adoption of ASC 820:

	Balance January 1, 2008 Prior to Adoption	Transition Adjustment	Balance January 1, 2008 After Adoption
		(In millions)	
Derivative assets	$ 177	$ (3)	$ 174
Derivative liabilities	121	(12)	133
Income tax benefit		6	
Cumulative-effect adjustment, net of income taxes		$ (9)	

In February 2008, the FASB updated ASC 820 to delay the effective date for one year for nonfinancial assets and nonfinancial liabilities, except for those that are recognized or disclosed at fair value on a recurring basis. The Company elected the deferral for nonfinancial assets and nonfinancial liabilities and adopted the provisions of ASC 820 for its assessment of impairment of its Goodwill, other intangible assets, net investment in operating leases, net investment in off-lease vehicles, real estate owned ("REO") and Property, plant and equipment, net effective January 1, 2009. The Company's measurement of fair value for these nonfinancial assets, when applicable, incorporates the assumptions market participants would use in pricing the asset considering its highest and best use, where available, which may differ from the Company's own intended use of such assets and related assumptions and therefore may result in a different fair value than the fair value measured on a basis prior to the application of ASC 820. There were no events or circumstances resulting in the measurement of fair value for any significant nonfinancial assets other than REO during 2009. See Note 18, "Fair Value Measurements" for additional information.

In August 2009, the FASB issued ASU No. 2009-05, "Measuring Liabilities at Fair Value" ("ASU No. 2009-05"), an update to ASC 820. ASU No. 2009-05 clarifies that in circumstances in which a quoted price in an active market for the identical liability is not available, fair value measurement of the liability is to be estimated with one or more valuation techniques that use (i) the quoted price of an identical liability when traded as an asset, (ii) quoted prices for similar liabilities or similar liabilities when traded as assets or (iii) another valuation technique consistent with the principles of ASC 820, such as an income or market approach. The Company adopted ASU No. 2009-05 effective October 1, 2009. The adoption of ASU No. 2009-05 did not impact the Company's Consolidated Financial Statements.

Fair Value Option. In February 2007, the FASB issued ASC 825, "Financial Instruments" ("ASC 825"). ASC 825 permits entities to choose, at specified election dates, to measure eligible items at fair value (the "Fair Value Option"). Unrealized gains and losses on items for which the Fair Value Option has been elected are reported in earnings. Additionally, fees and costs associated with instruments for which the Fair Value Option is elected are recognized as earned and expensed as incurred, rather than deferred. The Fair Value Option is applied instrument by instrument (with certain exceptions), is irrevocable (unless a new election date occurs) and is applied only to an entire instrument.

The Company adopted the provisions of ASC 825 effective January 1, 2008. Upon adopting ASC 825, the Company elected to measure certain eligible items at fair value, including all of its MLHS and Investment securities existing at the date of adoption. The Company also made an automatic election to record future MLHS and retained interests in the sale or securitization of mortgage loans at fair value. The Company's fair value election for MLHS is intended to better reflect the underlying economics of the Company as well as eliminate the operational complexities of the Company's risk management activities related to its MLHS and applying hedge accounting pursuant to ASC 815. The Company's fair value election for Investment securities enables it to record all gains and losses on these investments through the Consolidated Statements of Operations.

With the election of the Fair Value Option for MLHS, fees and costs associated with the origination and acquisition of MLHS are no longer deferred, which was the Company's policy prior to this election. Prior to the election of the Fair Value Option for MLHS, interest receivable related to the Company's MLHS was included in

Accounts receivable, net in the Consolidated Balance Sheets; however, subsequent to the election, interest receivable is recorded as a component of the fair value of the underlying MLHS and is included in Mortgage loans held for sale in the Consolidated Balance Sheet. The Company's Investment securities were classified as either available-for-sale or trading securities or hybrid financial instruments prior to the election of the Fair Value Option for these securities. The recognition of unrealized gains and losses in earnings related to the Company's investments classified as trading securities and hybrid financial instruments is consistent with the recognition prior to the election of the Fair Value Option. However, prior to this election, available-for-sale securities were carried at fair value with unrealized gains and losses reported net of income taxes as a separate component of Equity. Unrealized gains or losses included in Equity as of January 1, 2008, prior to the election of the Fair Value Option, were not significant. As a result of the election of the Fair Value Option, the Company recorded a $5 million decrease in Retained earnings as of January 1, 2008, which represents the transition adjustment, net of income taxes, resulting from the recognition of fees and costs, net associated with the origination and acquisition of MLHS that were previously deferred. (See Note 18, "Fair Value Measurements" for additional information.)

The following table summarizes the transition adjustment at the date of adoption of ASC 825:

	Balance January 1, 2008 Prior to Adoption	Transition Adjustment	Balance January 1, 2008 After Adoption
		(In millions)	
Mortgage loans held for sale	$ 1,564	$ (4)	$ 1,560
Accounts receivable, net	686	(5)	681
Income tax benefit		4	
Cumulative-effect adjustment, net of income taxes		$ (5)	

Noncontrolling Interests. In December 2007, the FASB updated ASC 810, "Consolidation" ("ASC 810"), which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, ASC 810 requires a noncontrolling interest in a subsidiary to be reported as equity, separate from the parent's equity, in the consolidated statement of financial position and the amount of net income or loss and comprehensive income or loss attributable to the parent and noncontrolling interest to be presented separately on the face of the consolidated financial statements. Changes in a parent's ownership interest in its subsidiary in which a controlling financial interest is retained are accounted for as equity transactions. If a controlling financial interest in the subsidiary is not retained, the subsidiary is deconsolidated and any retained noncontrolling equity interest is initially measured at fair value. The Company adopted the updates to ASC 810 effective January 1, 2009, including retrospective application for the presentation of periods prior to January 1, 2009. The adoption of the updates to ASC 810 did not have a significant impact on the Company's Consolidated Financial Statements.

Written Loan Commitments. In November 2007, the Securities and Exchange Commission (the "SEC") issued updates to ASC 815. Updates to ASC 815 express the view of the SEC staff that, consistent with the guidance in ASC 860, "Transfers and Servicing" ("ASC 860") and ASC 825, the expected net future cash flows related to the associated servicing of a loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. Updates to ASC 815 also retain the view of the SEC staff that internally developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment and broadens its application to all written loan commitments that are accounted for at fair value through earnings. The Company adopted the provisions of updates to ASC 815 effective January 1, 2008. Updates to ASC 815 require prospective application to derivative loan commitments issued or modified after the date of adoption. Upon adoption of updates to ASC 815 on January 1, 2008, the expected net future cash flows related to the servicing of mortgage loans associated with the Company's IRLCs issued from the adoption date forward are included in the fair value measurement of the IRLCs at the date of issuance. Prior to the adoption of updates to ASC 815, the Company did not include the net future cash flows related to the servicing of mortgage loans associated with the IRLCs in their fair value. This change in accounting policy results in the recognition of earnings on the date the IRLCs are issued rather than when the mortgage loans are sold or securitized. Pursuant to the transition provisions of updates to ASC 815, the Company recognized a benefit to Gain on mortgage loans, net in the Consolidated Statement of Operations for the year ended December 31, 2008 of approximately $30 million, as the value attributable to servicing rights related to IRLCs as of January 1, 2008 was excluded from the transition adjustment for the adoption of ASC 820.

Recently Issued Accounting Pronouncements

Transfers of Financial Assets. In June 2009, the FASB updated ASC 860 to eliminate the concept of a qualifying special-purpose entity ("QSPE"), modify the criteria for applying sale accounting to transfers of financial assets or portions of financial assets, differentiate between the initial measurement of an interest held in connection with the transfer of an entire financial asset recognized as a sale and participating interests recognized as a sale and remove the provision allowing classification of interests received in a guaranteed mortgage securitization transaction that does not qualify as a sale as available-for-sale or trading securities. The updates to ASC 860 clarify (i) that an entity must consider all arrangements or agreements made contemporaneously or in contemplation of a transfer, (ii) the isolation analysis related to the transferor and its consolidated subsidiaries and (iii) the principle of effective control over the transferred financial asset. The updates to ASC 860 also enhance financial statement disclosures. The updates to ASC 860 are effective for fiscal years beginning after November 15, 2009 with earlier application prohibited. Revised recognition and measurement provisions are to be applied to transfers occurring on or after the effective date and the disclosure provisions are to be applied to transfers that occurred both before and after the effective date. The Company does not expect the adoption of the updates to ASC 860 to have an impact on its Consolidated Financial Statements.

Consolidation of Variable Interest Entities. In June 2009, the FASB updated ASC 810 to modify certain characteristics that identify a variable interest entity ("VIE"), revise the criteria for determining the primary beneficiary of a VIE, add an additional reconsideration event to determining whether an entity is a VIE, eliminating troubled debt restructurings as an excluded reconsideration event and enhance disclosures regarding involvement with a VIE. Additionally, with the elimination of the concept of QSPEs in the updates to ASC 860, entities previously considered QSPEs are now within the scope of ASC 810. Entities required to consolidate or deconsolidate a VIE will recognize a cumulative effect in retained earnings for any difference in the carrying amount of the interest recognized. The updates to ASC 810 are effective for fiscal years beginning after November 15, 2009 with earlier application prohibited. The Company is currently evaluating the impact of adopting the updates to ASC 810 on its Consolidated Financial Statements. However, the Company does not expect the adoption of the updates to ASC 810 to have a significant impact on its Consolidated Financial Statements.

Revenue Recognition. In October 2009, the FASB issued ASU No. 2009-13, "Multiple Deliverable Arrangements" ("ASU No. 2009-13"), an update to ASC 605, "Revenue Recognition" ("ASC 605"). ASU No. 2009-13 amends ASC 605 for how to determine whether an arrangement involving multiple deliverables (i) contains more than one unit of accounting and (ii) how the arrangement consideration should be (a) measured and (b) allocated to the separate units of accounting. ASU No. 2009-13 is effective prospectively for arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU No. 2009-13 on its Consolidated Financial Statements.

Fair Value Measurements. In January 2010, the FASB updated ASC 820 to add disclosures for transfers in and out of level one and level two of the valuation hierarchy and to present separately information about purchases, sales, issuances and settlements in the reconciliation for assets and liabilities classified within level three of the valuation hierarchy. The updates to ASC 820 also clarify existing disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The updates to ASC 820 are effective for fiscal years and interim periods beginning after December 15, 2009, except for the disclosures about activity in the reconciliation of level 3 activity, which are effective for fiscal years and interim periods beginning after December 15, 2010. The updates to ASC 820 enhance disclosure requirements and will not impact the Company's financial position, results of operations or cash flows.

REVENUE RECOGNITION

Mortgage Production. Mortgage production includes the origination (funding either a purchase or refinancing) and sale of residential mortgage loans. Mortgage loans are originated through a variety of marketing channels, including relationships with corporations, financial institutions and real estate brokerage firms. The Company also purchases mortgage loans originated by third parties. Mortgage fees consist of fee income earned on all loan originations, including loans closed to be sold and fee-based closings. Fee income consists of amounts earned related to application and underwriting fees, fees on cancelled loans and appraisal and other income generated by the Company's appraisal services business. Fee income also consists of amounts earned from financial institutions related to brokered loan fees and origination assistance fees resulting from the Company's private-label mortgage outsourcing activities. Prior to January 1, 2008, fee income on loans closed to be sold was deferred until the loans were sold and was recognized in Gain on mortgage loans, net. Subsequent to January 1, 2008, fees associated with the origination and acquisition of MLHS are recognized as earned, rather than deferred, and the related direct loan origination costs are recognized when incurred.

Subsequent to January 1, 2008, Gain on mortgage loans, net includes the realized and unrealized gains and losses on the Company's MLHS, as well as the changes in fair value of all loan-related derivatives, including the Company's IRLCs and freestanding loan-related derivatives. The fair value of the Company's IRLCs is based upon the estimated fair value of the underlying mortgage loan, adjusted for: (i) estimated costs to complete and originate the loan and (ii) an adjustment to reflect the estimated percentage of IRLCs that will result in a closed mortgage loan. The valuation of the Company's IRLCs and MLHS approximates a whole-loan price, which includes the value of the related MSRs. Prior to January 1, 2008, the Company's IRLCs and loan-related derivatives were initially recorded at zero value at inception with changes in the fair value recorded as a component of Gain on mortgage loans, net. Changes in the fair value of the Company's MLHS were recorded to the extent the loan-related derivatives were considered effective hedges. Subsequent to January 1, 2008, the expected net future cash flows related to the servicing of mortgage loans associated with the Company's IRLCs issued from the adoption date forward are included in the fair value measurement of the IRLCs at the date of issuance. Prior to January 1, 2008, the Company did not include the net future cash flows related to the servicing of mortgage loans associated with the IRLCs in their fair value.

The Company principally sells its originated mortgage loans directly to government-sponsored entities and other investors; however, in limited circumstances, the Company sells loans through a wholly owned subsidiary's public registration statement. The Company evaluates each type of sale or securitization for sales treatment. This review includes both an accounting and a legal analysis to determine whether or not the transferred assets have been isolated from the transferor. To the extent the transfer of assets qualifies as a sale, the Company derecognizes the asset and records the gain or loss on the sale date. In the event the Company determines that the transfer of assets does not qualify as a sale, the transfer would be treated as a secured borrowing.

Loans are placed on non-accrual status when any portion of the principal or interest is 90 days past due or earlier if factors indicate that the ultimate collectability of the principal or interest is not probable. Interest received from loans on non-accrual status is recorded as income when collected. Loans return to accrual status when the principal and interest become current and it is probable that the amounts are fully collectible.

Mortgage Servicing. Mortgage servicing is the servicing of residential mortgage loans. Loan servicing income represents recurring servicing and other ancillary fees earned for servicing mortgage loans owned by investors as well as net reinsurance income or loss from the Company's wholly owned reinsurance subsidiary, Atrium Insurance Corporation ("Atrium"). Servicing fees received for servicing mortgage loans owned by investors are based on a stipulated percentage of the outstanding monthly principal balance on such loans, or the difference between the weighted-average yield received on the mortgage loans and the amount paid to the investor, less guaranty fees, expenses associated with business relationships and interest on curtailments. Loan servicing income is receivable only out of interest collected from mortgagors, and is recorded as income when collected. Late charges and other miscellaneous fees collected from mortgagors are also recorded as income when collected. Costs associated with loan servicing are charged to expense as incurred.

Fleet Leasing Services. The Company provides fleet management services to corporate clients and government agencies. These services include management and leasing of vehicles and other fee-based services for clients' vehicle fleets. The Company leases vehicles primarily to corporate fleet users under open-end operating and direct financing lease arrangements where the client bears substantially all of the vehicle's residual value risk. The lease term under the open-end lease agreements provides for a minimum lease term of 12 months and after the minimum term, the leases may be continued at the lessees' election for successive monthly renewals. In limited circumstances, the Company leases vehicles under closed-end leases where the Company bears all of the vehicle's residual value risk. Gains or losses on the sales of vehicles under closed-end leases are recorded in Other income in the period of sale. For operating leases, lease revenues, which contain a depreciation component, an interest component and a management fee component, are recognized over the lease term of the vehicle, which encompasses the minimum lease term and the month-to-month renewals. For direct financing leases, lease revenues contain an interest component and a management fee component. The interest component is recognized using the effective interest method over the lease term of the vehicle, which encompasses the minimum lease term and the month-to-month renewals. From time to time, the Company utilizes certain direct financing lease funding structures, which include the receipt of substantial lease prepayments, for lease originations by its Canadian fleet management operations. Amounts charged to the lessees for interest are determined in accordance with the pricing supplement to the respective lease agreement and are generally calculated on a variable-rate basis that varies month-to-month in accordance with changes in the variable-rate index. Amounts charged to lessees for interest may also be based on a fixed rate that would remain constant for the life of the lease. Amounts charged to the lessees for depreciation are based on the straight-line depreciation of the vehicle over its expected lease term. Management fees are recognized on a straight-line basis over the life of the lease. Revenue for other services is recognized when such services are provided to the lessee.

Revenue for certain services, including fuel card, accident management services and maintenance services, is based on a negotiated percentage of the purchase price for the underlying products or services provided by third-party suppliers and is recognized when the service is provided by the supplier. Revenue for other services, including management fees for leased vehicles, is recognized when such services are provided to the lessee.

The Company originates certain of its truck and equipment leases with the intention of syndicating to banks and other financial institutions. When the Company sells operating leases, it sells the underlying assets and assigns any rights to the leases, including future leasing revenues, to the banks or financial institutions. Upon the transfer and assignment of the rights associated with the operating leases, the Company records the proceeds from the sale as revenue and recognizes an expense for the undepreciated cost of the asset sold. Upon the sale or transfer of rights to direct financing leases, the net gain or loss is recorded in Other income. Under certain of these sales agreements, the Company retains a portion of residual risk in connection with the fair value of the asset at lease termination and may recognize a liability for the retention of this risk.

Depreciation on Operating Leases and Net Investment in Fleet Leases

Vehicles are stated at cost, net of accumulated depreciation. The initial cost of the vehicles is recorded net of incentives and allowances from vehicle manufacturers. Leased vehicles are depreciated on a straight-line basis over a term that generally ranges from 3 to 6 years.

Advertising Expenses

Advertising costs are expensed in the period incurred. Advertising expenses, recorded within Other operating expenses in the Consolidated Statements of Operations, were $3 million, $5 million and $6 million during the years ended December 31, 2009, 2008 and 2007, respectively.

Income Taxes

The Company files consolidated federal and state income tax returns. The Company recognizes deferred tax assets and liabilities. The Company regularly reviews its deferred tax assets to assess their potential realization and establishes a valuation allowance for such assets when the Company believes it is more likely than not that some portion of the deferred tax asset will not be realized. Generally, any change in the valuation allowance is recorded in income tax expense; however, if the valuation allowance is adjusted in connection with an acquisition, such adjustment is recorded concurrently through Goodwill rather than the Provision for (benefit from) income taxes. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in the valuation allowance and (ii) current tax expense, which represents the amount of taxes currently payable to or receivable from a taxing authority plus amounts accrued for income tax contingencies (including both tax and interest). Income tax expense excludes the tax effects related to adjustments recorded to Accumulated other comprehensive income (loss) as well as the tax effects of cumulative effects of changes in accounting principles.

The Company must presume that an income tax position taken in a tax return will be examined by the relevant tax authority and determine whether it is more likely than not that the income tax position will be sustained upon examination, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. An income tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of the benefit to recognize in the financial statements. The Company is required to record a liability for unrecognized income tax benefits for the amount of the benefit included in its previously filed income tax returns and in its financial results expected to be included in income tax returns to be filed for periods through the date of its Consolidated Financial Statements for income tax positions for which it is more likely than not that a tax position will not be sustained upon examination by the respective taxing authority. The Company recognizes interest and penalties related to unrecognized income tax benefits in the Provision for (benefit from) income taxes in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Marketable securities with original maturities of three months or less are included in Cash and cash equivalents.

Restricted Cash

Restricted cash primarily relates to (i) amounts specifically designated to purchase assets, to repay debt and/or to provide over-collateralization within the Company's asset-backed debt arrangements, (ii) funds collected and held for pending mortgage closings and (iii) accounts held for the capital fund requirements of and potential claims related to the Company's mortgage reinsurance subsidiary.

Mortgage Loans Held for Sale

MLHS represent mortgage loans originated or purchased by the Company and held until sold to secondary market investors. Upon the closing of a residential mortgage loan originated or purchased by the Company, the mortgage loan is typically warehoused for a period of up to 60 days and then sold into the secondary market. Prior to January 1, 2008, MLHS were recorded in the Consolidated Balance Sheet at the lower of cost or market value, which was computed by the aggregate method, net of deferred loan origination fees and costs. Subsequent to January 1, 2008, MLHS are recorded at fair value. The fair value of MLHS is estimated by utilizing either: (i) the value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the value of a whole mortgage loan, including the value attributable to mortgage servicing and credit risk, (ii) current commitments to purchase loans or (iii) recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics.

Upon the sale of the underlying mortgage loans, the MSRs and servicing obligations of those loans are generally retained by the Company.

Mortgage Servicing Rights

An MSR is the right to receive a portion of the interest coupon and fees collected from the mortgagor for performing specified mortgage servicing activities, which consist of collecting loan payments, remitting principal and interest payments to investors, managing escrow funds for the payment of mortgage-related expenses such as taxes and insurance and otherwise administering the Company's mortgage loan servicing portfolio. MSRs are created through either the direct purchase of servicing from a third party or through the sale of an originated loan. The Company services residential mortgage loans, which represent its single class of servicing rights, and has elected the fair value measurement method for subsequently measuring these servicing rights. The initial value of capitalized servicing is recorded as an addition to Mortgage servicing rights in the Consolidated Balance Sheets and has a direct impact on Gain on mortgage loans, net in the Consolidated Statements of Operations. Valuation changes in MSRs are recognized in Change in fair value of mortgage servicing rights in the Consolidated Statements of Operations and the carrying amount of MSRs is adjusted in the Consolidated Balance Sheets. The fair value of MSRs is estimated based upon projections of expected future cash flows considering prepayment estimates (developed using a model described below), the Company's historical prepayment rates, portfolio characteristics, interest rates based on interest rate yield curves, implied volatility and other economic factors. The Company incorporates a probability weighted option adjusted spread ("OAS") model to generate and discount cash flows for the MSR valuation. The OAS model generates numerous interest rate paths, then calculates the MSR cash flow at each monthly point for each interest rate path and discounts those cash flows back to the current period. The MSR value is determined by averaging the discounted cash flows from each of the interest rate paths. The interest rate paths are generated with a random distribution centered around implied forward interest rates, which are determined from the interest rate yield curve at any given point of time.

A key assumption in the Company's estimate of the fair value of MSRs is forecasted prepayments. The Company uses a third-party model as a basis to forecast prepayment rates at each monthly point for each interest rate path in the OAS model. Prepayment rates used in the development of expected future cash flows are based on historical observations of prepayment behavior in similar periods, comparing current mortgage interest rates to the mortgage interest rates in the Company's servicing portfolio, and incorporates loan characteristics (e.g., loan type and note rate) and factors such as recent prepayment experience, the relative sensitivity of the Company's capitalized loan servicing portfolio to refinance if interest rates decline and estimated levels of home equity. On a quarterly basis, the Company validates the assumptions used in estimating the fair value of MSRs against a number of third-party sources, which may include peer surveys, MSR broker surveys and other market-based sources.

Property, Plant and Equipment

Property, plant and equipment (including leasehold improvements) are recorded at cost, net of accumulated depreciation and amortization. Depreciation, recorded as a component of Other depreciation and amortization in the Consolidated Statements of Operations, is computed utilizing the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements, also recorded as a component of Other depreciation and amortization, is computed utilizing the straight-line method over the estimated benefit period of the related assets or the lease term, if shorter. Estimated useful lives are 30 years for the Company's building and range from 3 to 5 years for capitalized software, 1 to 20 years for leasehold improvements and 3 to 10 years for furniture, fixtures and equipment.

The Company capitalizes internal software development costs during the application development stage. The costs capitalized by the Company relate to external direct costs of materials and services and employee costs related to the time spent on the project during the capitalization period. Capitalized software costs are evaluated for impairment annually or when changing circumstances indicate that amounts capitalized may be impaired. Impaired items are written down to their estimated fair values at the date of evaluation.

Acquisitions

Assets acquired, liabilities assumed and noncontrolling interest in an acquiree, if applicable, in business combinations are recorded in the Consolidated Balance Sheets as of their respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company are included in the Consolidated Statements of Operations beginning on their respective dates of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed is allocated to Goodwill. Acquisition-related costs are expensed as incurred.

Goodwill and Other Intangible Assets

The Company assesses the carrying value of its Goodwill and indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. The Company assesses Goodwill for such impairment by comparing the carrying value of its reporting units to their fair value. The Company's reporting units are the Fleet Management Services segment, PHH Home Loans, the Mortgage Production segment excluding PHH Home Loans and the Mortgage Servicing segment. When determining the fair value of its reporting units, the Company may apply an income approach, using discounted cash flows or a combination of an income approach and a market approach, wherein comparative market multiples are used.

The Company's indefinite-lived intangible assets are comprised entirely of trademarks for all periods presented. Fair value of the Company's trademarks is determined by discounting cash flows determined from applying a hypothetical royalty rate to projected revenues associated with these trademarks.

Intangible assets subject to amortization are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Amortizable intangible assets included on the Company's Consolidated Balance Sheets consist primarily of customer lists that are amortized on a straight-line basis over a 20-year period.

The Company's accounting policy is to expense the costs to renew or extend recognized intangible assets as the costs are incurred.

Derivative Instruments

The Company uses derivative instruments as part of its overall strategy to manage its exposure to market risks primarily associated with fluctuations in interest rates. As a matter of policy, the Company does not use derivatives for speculative purposes. All of the Company's derivative instruments that are measured at fair value on a recurring basis are included in Other assets or Other liabilities in the Consolidated Balance Sheets. The changes in the fair value of derivative instruments are included in the following line items in the Consolidated Statements of Operations: (i) mortgage loan-related derivatives, including IRLCs, are included in Gain on mortgage loans, net, (ii) debt-related derivatives are included in Mortgage interest expense or Fleet interest expense (iii) derivatives related to MSRs are included in Net derivative (loss) gain related to mortgage servicing rights and (iv) foreign exchange contracts are included in Fleet interest expense.

Generally, the fair value of the Company's derivative instruments are measured at fair value on a recurring basis determined by utilizing quoted prices from dealers in such securities or internally-developed or third-party models utilizing observable market inputs. Due to the inactive, illiquid market for IRLCs and the 2014 Conversion Option and the 2014 Purchased Options, the Company uses unobservable inputs in determining their fair values.

The fair value of the Company's IRLCs is based upon the estimated fair value of the underlying mortgage loan (determined consistent with "— Mortgage Loans Held for Sale" above), adjusted for: (i) estimated costs to complete and originate the loan and (ii) an adjustment to reflect the estimated percentage of IRLCs that will result in a closed mortgage loan. The valuation of the Company's IRLCs approximates a whole-loan price, which includes the value of the related MSRs.

The estimated fair value of the 2014 Conversion Option and 2014 Purchased Options uses an option pricing model and is primarily impacted by changes in the market price and volatility of the Company's Common stock. The Company's Convertible Notes and related Purchased Options and Conversion Option are defined and further discussed in Note 11, "Debt and Borrowing Arrangements."

Impairment or Disposal of Long-Lived Assets

If circumstances indicate an impairment may have occurred, the Company evaluates the recoverability of its long-lived assets by comparing the respective carrying values of the assets, or asset group, to the current and expected future cash flows, on an undiscounted basis, to be generated from such assets, or asset group.

Custodial Accounts

The Company has a fiduciary responsibility for servicing accounts related to customer escrow funds and custodial funds due to investors aggregating approximately $2.3 billion and $1.7 billion as of December 31, 2009 and 2008, respectively. These funds are maintained in segregated bank accounts, which are not included in the assets and liabilities of the Company. The Company receives certain benefits from these deposits, as allowable under federal and state laws and regulations. Income earned on these escrow accounts is recorded in Mortgage interest income in the Consolidated Statements of Operations.

Subsequent Events

The Company evaluates subsequent events with respect to the Consolidated Financial Statements through the respective date of issuance.

2. Earnings (Loss) Per Share

Basic earnings (loss) per share attributable to PHH Corporation was computed by dividing Net income (loss) attributable to PHH Corporation during the period by the weighted-average number of shares outstanding during the period. Diluted earnings (loss) per share attributable to PHH Corporation was computed by dividing Net income (loss) attributable to PHH Corporation by the weighted-average number of shares outstanding, assuming all potentially dilutive common shares were issued. The weighted-average computation of the dilutive effect of potentially issuable shares of Common stock under the treasury stock method for the years ended December 31, 2009, 2008 and 2007 excludes approximately 2.8 million, 4.2 million and 3.3 million outstanding stock-based compensation awards, respectively, as their inclusion would be anti-dilutive. The assumed conversion of the Company's 2012 Convertible Notes, 2012 Purchased Options and 2012 Sold Warrants were excluded from the computation of the dilutive effect of potentially issuable shares of Common stock under the treasury stock method for both of the years ended December 31, 2009 and 2008, as their inclusion would be anti-dilutive. Additionally, the 2014 Sold Warrants were excluded from the computation of the dilutive effect of potentially issuable shares of Common stock under the treasury stock method for the year ended December 31, 2009, as their inclusion would be anti-dilutive. The 2014 Convertible Notes and 2014 Purchased Options are also excluded from the weighted-average computation of the dilutive effect of potentially issuable shares of Common stock under the treasury stock method for the year ended December 31, 2009 as they are currently to be settled only in cash. The Company's Convertible Notes and related Purchased Options and Sold Warrants are defined and further discussed in Note 11, "Debt and Borrowing Arrangements."

The following table summarizes the calculations of basic and diluted earnings (loss) per share attributable to PHH Corporation for the periods indicated:

	Year Ended December 31,		
	2009	2008	2007
	(In millions, except share and per share data)		
Net income (loss) attributable to PHH Corporation	$ 153	$ (254)	$ (12)
Weighted-average common shares outstanding — basic	54,625,178	54,284,089	53,938,844
Effect of potentially dilutive securities:			
Stock options	49,143	—	—
Restricted stock units	541,113	—	—
Weighted-average common shares outstanding — diluted	55,215,434	54,284,089	53,938,844
Basic earnings (loss) per share attributable to PHH Corporation	$ 2.80	$ (4.68)	$ (0.23)
Diluted earnings (loss) per share attributable to PHH Corporation	$ 2.77	$ (4.68)	$ (0.23)

3. Goodwill and Other Intangible Assets

Intangible assets consisted of:

	December 31, 2009			December 31, 2008		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(In millions)					
Amortized Intangible Assets:						
Customer lists	$ 40	$ 18	$ 22	$ 40	$ 16	$ 24
Other	13	12	1	13	12	1
	$ 53	$ 30	$ 23	$ 53	$ 28	$ 25
Unamortized Intangible Assets:						
Goodwill	$ 25			$ 25		
Trademarks	15			15		
	$ 40			$ 40		

The following table summarizes the activity associated with Goodwill, by segment, during the years ended December 31, 2009 and 2008:

	Fleet Management Services	Mortgage Production	Total
		(In millions)	
Goodwill at January 1, 2008	$ 25	$ 61	$ 86
Goodwill impairment during 2008	—	(61)	(61)
Goodwill at December 31, 2009 and 2008	$ 25	$ —	$ 25

Due to deteriorating market conditions, the Company assessed the carrying value of its Goodwill for each of its reporting units and its indefinite-lived intangible assets as of September 30, 2008 and determined that there was an indication of impairment of Goodwill associated with its PHH Home Loans reporting unit, which is included in the

Company's Mortgage Production segment. The Company performed a valuation of the PHH Home Loans reporting unit as of September 30, 2008 utilizing a discounted cash flow approach with its most recent short-term projections and long-term outlook for the business and the industry. This valuation, and the related allocation of fair value to the assets and liabilities of the reporting unit, indicated that the entire amount of Goodwill related to the PHH Home Loans reporting unit was impaired and the Company recorded a non-cash charge for Goodwill impairment of $61 million, $56 million net of a $5 million income tax benefit, during the year ended December 31, 2008. Net loss attributable to noncontrolling interest for the year ended December 31, 2008 was impacted by $30 million as a result of the Goodwill impairment. The Goodwill impairment increased Net loss for the year ended December 31, 2008 by $26 million. The primary cause of the impairment was the continued weakness in the housing market, coupled with continued adverse conditions in the mortgage market during the year ended December 31, 2008.

Amortization expense included within Other depreciation and amortization relating to intangible assets was as follows:

	Year Ended December 31,		
	2009	2008	2007
		(In millions)	
Customer lists	$ 2	$ 2	$ 3
Other	—	1	1
	$ 2	$ 3	$ 4

Based on the Company's amortizable intangible assets as of December 31, 2009, the Company expects the related amortization expense to approximate $2 million for each of the next five fiscal years.

4. Mortgage Servicing Rights

The activity in the Company's loan servicing portfolio associated with its capitalized MSRs consisted of:

	Year Ended December 31,		
	2009	2008	2007
		(In millions)	
Balance, beginning of period	$ 129,078	$ 126,540	$ 146,836
Additions	27,739	20,156	32,316
Payoffs, sales and curtailments[(1)]	(29,117)	(17,618)	(52,612)
Balance, end of period	$ 127,700	$ 129,078	$ 126,540

(1) Payoffs, sales and curtailments during the year ended December 31, 2007 includes $29.2 billion of the unpaid principal balance of the underlying mortgage loans for which the associated MSRs were sold.

The activity in the Company's capitalized MSRs consisted of:

	Year Ended December 31,		
	2009	2008	2007
		(In millions)	
Mortgage Servicing Rights:			
Balance, beginning of period	$ 1,282	$ 1,502	$ 1,971
Additions	497	334	473
Changes in fair value due to:			
Realization of expected cash flows	(391)	(267)	(315)
Changes in market inputs or assumptions used in the valuation model	111	(287)	(194)
Sales	(86)	—	(433)
Balance, end of period	$ 1,413	$ 1,282	$ 1,502

The significant assumptions used in estimating the fair value of MSRs at December 31, 2009 and 2008 were as follows (in annual rates):

	December 31,	
	2009	2008
Prepayment speed (CPR)	16%	19%
Option adjusted spread (in basis points)	587	456
Volatility	30%	29%

The value of the Company's MSRs is driven by the net positive cash flows associated with the Company's servicing activities. These cash flows include contractually specified servicing fees, late fees and other ancillary servicing revenue. The Company recorded contractually specified servicing fees, late fees and other ancillary servicing revenue within Loan servicing income in the Consolidated Statements of Operations as follows:

	Year Ended December 31,		
	2009	2008	2007
		(In millions)	
Net service fee revenue	$ 422	$ 431	$ 494
Late fees	18	20	21
Other ancillary servicing revenue[1]	40	23	—

[1] Includes a $3 million gain on the sale of excess servicing during the year ended December 31, 2009 and realized net losses of $21 million, including direct expenses, on the sale of $433 million of MSRs during the year ended December 31, 2007.

As of December 31, 2009, the Company's MSRs had a weighted-average life of approximately 5.3 years. Approximately 70% of the MSRs associated with the loan servicing portfolio as of December 31, 2009 were restricted from sale without prior approval from the Company's private-label clients or investors.

The following summarizes certain information regarding the initial and ending capitalization rates of the Company's MSRs:

	Year Ended December 31,	
	2009	2008
Initial capitalization rate of additions to MSRs	1.79%	1.66%
Weighted-average servicing fee of additions to MSRs (in basis points)	33	36

	December 31,	
	2009	2008
Capitalized servicing rate	1.11%	0.99%
Capitalized servicing multiple	3.6	3.0
Weighted-average servicing fee (in basis points)	31	33

5. Loan Servicing Portfolio

The following tables summarize certain information regarding the Company's mortgage loan servicing portfolio for the periods indicated. Unless otherwise noted, the information presented includes both loans held for sale and loans subserviced for others.

Portfolio Activity

	Year Ended December 31,		
	2009	2008	2007
		(In millions)	
Balance, beginning of period	$ 149,750	$ 159,183	$ 160,222
Additions	33,892	28,693	35,350
Payoffs, sales and curtailments[1]	(32,161)	(38,126)	(36,389)
Balance, end of period[2]	$ 151,481	$ 149,750	$ 159,183

Portfolio Composition

	December 31,	
	2009	2008
	(In millions)	
Owned servicing portfolio	$ 129,663	$ 130,572
Subserviced portfolio	21,818	19,178
Total servicing portfolio	$ 151,481	$ 149,750
Fixed rate	$ 102,036	$ 94,066
Adjustable rate	49,445	55,684
Total servicing portfolio	$ 151,481	$ 149,750
Conventional loans	$ 129,840	$ 132,347
Government loans	14,872	10,905
Home equity lines of credit	6,769	6,498
Total servicing portfolio	$ 151,481	$ 149,750
Weighted-average interest rate	5.3%	5.8%

Portfolio Delinquency[3]

	December 31,			
	2009		2008	
	Number of Loans	Unpaid Balance	Number of Loans	Unpaid Balance
30 days	2.57%	2.26%	2.61%	2.31%
60 days	0.73%	0.69%	0.67%	0.62%
90 or more days	1.62%	1.73%	0.75%	0.74%
Total delinquency	4.92%	4.68%	4.03%	3.67%
Foreclosure/real estate owned/bankruptcies	2.80%	2.84%	1.90%	1.83%

(1) Payoffs, sales and curtailments for the year ended December 31, 2008 includes $18.3 billion of the unpaid principal balance of the underlying mortgage loans for which the associated MSRs were sold during the year ended December 31, 2007, but the Company subserviced these loans until the MSRs were transferred from the Company's system to the purchasers' systems during the second quarter of 2008.

(2) During the year ended December 31, 2007, the Company sold the MSRs associated with $19.3 billion of the unpaid principal balance of underlying mortgage loans; however, because the Company subserviced these loans until the MSRs were transferred from the Company's systems to the purchasers' systems in the second quarter of 2008, these loans were included in the Company's mortgage loan servicing portfolio balance as of December 31, 2007.

(3) Represents the loan servicing portfolio delinquencies as a percentage of the total number of loans and the total unpaid balance of the portfolio.

As of December 31, 2009 and 2008, the Company had outstanding servicing advance receivables of $141 million and $117 million, respectively, which were included in Accounts receivable, net in the Consolidated Balance Sheets.

6. Mortgage Loan Sales

The Company sells its residential mortgage loans through one of the following methods: (i) sales to the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac") and loan sales to other investors guaranteed by the Government National Mortgage Association ("Ginnie Mae") (collectively, "Government-Sponsored Entities" or "GSEs"), or (ii) sales to private investors, or sponsored securitizations through the Company's wholly owned subsidiary, PHH Mortgage Capital, LLC ("PHHMC"), which maintains securities issuing capacity through a public registration statement. During the year ended December 31, 2009, 95% of the Company's mortgage loan sales were to the GSEs and the remaining 5% were sold to private investors. The Company did not execute any sales or securitizations through PHHMC during the year ended December 31, 2009.

The Company may have continuing involvement in mortgage loans sold by retaining one or more of the following: MSRs and servicing obligations, recourse obligations and/or beneficial interests (such as interest-only strips, principal-only strips, or subordinated interests). Through its continuing involvement with mortgage loans sold, the Company is exposed to interest rate risks related to its MSRs and other retained interests, as the value of those instruments fluctuate as changes in interest rates impact borrower prepayments on the underlying mortgage loans. The Company is also subject to credit risk related to its retained interests as those instruments are generally subordinate and absorb credit losses on the underlying loans. (See Note 7, "Derivatives and Risk Management Activities" for additional information regarding interest rate risk and credit risk.)

During the year ended December 31, 2009, the Company retained MSRs on approximately 96% of mortgage loans sold. Conforming conventional loans serviced by the Company are sold or securitized through Fannie Mae or Freddie Mac programs. Such servicing is generally performed on a non-recourse basis, whereby foreclosure losses are the responsibility of Fannie Mae or Freddie Mac. The government loans serviced by the Company are generally sold or securitized through Ginnie Mae programs. These government loans are either insured against loss by the Federal Housing Administration or partially guaranteed against loss by the Department of Veteran Affairs. Additionally, non-conforming mortgage loans are serviced for various private investors on a non-recourse basis. See Note 4, "Mortgage Servicing Rights" for further information related to the Company's capitalized servicing portfolio and MSRs.

The Company sells a majority of its mortgage loans on a non-recourse basis; however, the Company has made representations and warranties customary for loan sale transactions, including eligibility characteristics of the mortgage loans and underwriting responsibilities, in connection with the sales of these assets. See Note 14, "Commitments and Contingencies" for a further description of the Company's representation and warranty obligations. In addition to providing representations and warranties on loans sold, the Company had a program that provided credit enhancement for a limited period of time to the purchasers of certain mortgage loans as more fully described in Note 14, "Commitments and Contingencies."

The Company did not retain any interests from sales or securitizations other than MSRs during the year ended December 31, 2009. The Company's Investment securities held as of December 31, 2009 represent retained interests in sales or securitizations of mortgage loans to private investors or mortgage loans securitized through PHHMC. The mortgage loans underlying the Investment securities held by the Company as of December 31, 2009 consist primarily of second lien mortgage loans. The Company's exposure to loss from its retained interests is limited to the value of the investments.

Key economic assumptions used in measuring the fair value of the Company's retained interests in sold or securitized mortgage loans at December 31, 2009 and the effect on the fair value of those interests from adverse changes in those assumptions were as follows:

	Investment Securities	MSRs
	(Dollars in millions)	
Fair value of retained interests	$ 12	$ 1,413
Weighted-average life (in years)	8.3	5.3
Weighted-average servicing fee (in basis points)	N/A	31
Prepayment speed (annual rate)	9%	16%
Impact on fair value of 10% adverse change	$ —	$ (74)
Impact on fair value of 20% adverse change	(1)	(142)
Discount rate/Option adjusted spread (annual rate and basis points, respectively)	21-30%	587
Impact on fair value of 10% adverse change	$ (1)	$ (57)
Impact on fair value of 20% adverse change	(2)	(110)
Volatility (annual rate)	N/A	30%
Impact on fair value of 10% adverse change	N/A	$ (28)
Impact on fair value of 20% adverse change	N/A	(57)
Credit losses (cumulative rate)	9%	N/A
Impact on fair value of 10% adverse change	$ (1)	N/A
Impact on fair value of 20% adverse change	(2)	N/A

These sensitivities are hypothetical and presented for illustrative purposes only. Changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption is calculated without changing any other assumption; in reality, changes in one assumption may result in changes in another, which may magnify or counteract the sensitivities. Further, this analysis does not assume any impact resulting from management's intervention to attempt to mitigate these variations.

The following table presents information about delinquencies and components of sold or securitized residential mortgage loans for which the Company has retained interests (except for MSRs) as of and for the year ended December 31, 2009:

	Total Principal Amount	Principal Amount 60 Days or More Past Due[1]	Net Credit Losses
		(In millions)	
Residential mortgage loans[2]	$ 94	$ 3	$ 8

[1] Amounts are based on total sold or securitized assets at December 31, 2009 for which the Company has a retained interest as of December 31, 2009.

[2] Excludes sold or securitized mortgage loans that the Company continues to service but to which it has no other continuing involvement.

The following table sets forth information regarding cash flows relating to the Company's loan sales in which it has continuing involvement.

	Year Ended December 31,		
	2009	2008	2007
		(In millions)	
Proceeds from new loan sales or securitizations	$ 28,000	$ 19,049	$ 27,588
Servicing fees received[1]	422	431	494
Other cash flows received on retained interests[2]	4	12	4
Purchases of delinquent or foreclosed loans	(104)	(102)	(136)
Servicing advances	(1,085)	(735)	(605)
Repayment of servicing advances	1,050	678	591

[1] Excludes late fees and other ancillary servicing revenue.

[2] Represents cash flows received on retained interests other than servicing fees.

During the years ended December 31, 2009, 2008 and 2007, the Company recognized pre-tax gains of $582 million, $233 million and $94 million, respectively, related to the sale or securitization of residential mortgage loans which are recorded in Gain on mortgage loans, net in the Consolidated Statements of Operations.

7. Derivatives and Risk Management Activities

The Company did not have any derivative instruments designated as hedging instruments as of and during the year ended December 31, 2009. The following table summarizes the amounts recorded in the Company's Consolidated Balance Sheet for derivative instruments not designated as hedging instruments as of December 31, 2009:

	Asset Derivatives			Liability Derivatives		
	Balance Sheet Presentation	Fair Value	Notional Amount	Balance Sheet Presentation	Fair Value	Notional Amount
	(In millions)					
Interest rate lock commitments	Other assets	$ 31	$3,507	Other liabilities	$ 5	$934
Forward delivery commitments not subject to master netting arrangements:						
Related to interest rate and price risk for MLHS and IRLCs	Other assets	44	3,121	Other liabilities	9	855
Forward delivery commitments subject to master netting arrangements[1]:						
Related to interest rate and price risk for MLHS and IRLCs	Other assets	34	2,415	Other assets	4	483
Contracts related to interest rate risk for debt arrangements and variable-rate leases	Other assets	8	911	N/A	—	—
Derivative instruments related to the issuance of the 2014 Convertible Notes[2]	Other assets	37	—	Other liabilities	37	—
Foreign exchange contracts	N/A	—	—	Other liabilities	2	285
Total derivative instruments		154			57	
Impact of master netting arrangements[1]		(4)			(4)	
Cash collateral		(6)			(1)	
Net fair value of derivative instruments		$ 144			$ 52	

(1) Represents derivative instruments that are executed with the same counterparties and subject to master netting arrangements between the Company and its counterparties.

(2) The notional amount of the derivative instruments related to the issuance of the 2014 Convertible Notes represents 9.6881 million shares of the Company's Common stock at December 31, 2009.

The following table summarizes the amounts recorded in the Company's Consolidated Statement of Operations for derivative instruments not designated as hedging instruments:

	Year Ended December 31, 2009	
	Statement of Operations Presentation	Gain (Loss)
	(In millions)	
Interest rate lock commitments	Gain on mortgage loans, net	$ 667
Forward delivery commitments related to interest rate and price risk for MLHS and IRLCs	Gain on mortgage loans, net	(30)
Contracts related to interest rate risk for debt arrangements and variable-rate leases	Fleet interest expense	(3)
Foreign exchange contracts	Fleet interest expense	41
Total derivative instruments		$ 675

Market Risk

The Company's principal market exposure is to interest rate risk, specifically long-term United States ("U.S") Department of the Treasury ("Treasury") and mortgage interest rates due to their impact on mortgage-related assets and commitments. The Company also has exposure to the London Interbank Offered Rate ("LIBOR") due to their impact on variable-rate borrowings, other interest rate sensitive liabilities and net investment in variable-rate lease assets. From time to time, the Company uses various financial instruments, including swap contracts, forward delivery commitments on mortgage-backed securities ("MBS") or whole loans, futures and options contracts to manage and reduce this risk.

The following is a description of the Company's risk management policies related to IRLCs, MLHS, MSRs, debt and foreign exchange risk:

Interest Rate Lock Commitments. IRLCs represent an agreement to extend credit to a mortgage loan applicant whereby the interest rate on the loan is set prior to funding. The loan commitment binds the Company (subject to the loan approval process) to lend funds to a potential borrower at the specified rate, regardless of whether interest rates have changed between the commitment date and the loan funding date. As such, the Company's outstanding IRLCs are subject to interest rate risk and related price risk during the period from the date of the IRLC through the loan funding date or expiration date. The Company's loan commitments generally range between 30 and 90 days; however, the borrower is not obligated to obtain the loan. The Company is subject to fallout risk related to IRLCs, which is realized if approved borrowers choose not to close on the loans within the terms of the IRLCs. The Company uses forward delivery commitments on MBS or whole loans to attempt to manage the interest rate and price risk. The Company considers historical commitment-to-closing ratios to estimate the quantity of mortgage loans that will fund within the terms of the IRLCs. (See Note 1, "Summary of Significant Accounting Policies" and Note 18, "Fair Value Measurements" for further discussion regarding IRLCs.)

Mortgage Loans Held for Sale. The Company is subject to interest rate and price risk on its MLHS from the loan funding date until the date the loan is sold into the secondary market. The Company primarily uses mortgage forward delivery commitments on MBS or whole loans to fix the forward sales price that will be realized upon the sale of mortgage loans into the secondary market. Forward delivery commitments on MBS or whole loans may not be available for all products that the Company originates; therefore, the Company may use a combination of derivative instruments, including forward delivery commitments for similar products or treasury futures, to minimize the interest rate and price risk. (See Note 18, "Fair Value Measurements" for additional information regarding MLHS and related forward delivery commitments.)

Mortgage Servicing Rights. The Company's MSRs are subject to substantial interest rate risk as the mortgage notes underlying the MSRs permit the borrowers to prepay the loans. Therefore, the value of MSRs generally tends to diminish in periods of declining interest rates (as prepayments increase) and increase in periods of rising interest rates (as prepayments decrease). Although the level of interest rates is a key driver of prepayment activity, there are other factors that influence prepayments, including home prices, underwriting standards and product characteristics. The amount and composition of derivatives, if any, that the Company may use will depend on the exposure to loss of value on the Company's MSRs, the expected cost of the derivatives, the Company's expected liquidity needs and the expected increased earnings generated by the origination of new loans resulting from the decline in interest rates. This serves as an economic hedge of the Company's MSRs, which provides a benefit when increased borrower refinancing activity results in higher production volumes which would partially offset declines in the value of the Company's MSRs thereby reducing the need to use derivatives. The benefit of this economic hedge depends on the decline in interest rates required to create an incentive for borrowers to refinance their mortgage loans and lower their interest rates; however, this benefit may not be realized under certain circumstances regardless of the change in interest rates.

During the year ended December 31, 2008, the Company assessed the composition of its capitalized mortgage loan servicing portfolio and its relative sensitivity to refinance if interest rates decline, the cost of hedging and the anticipated effectiveness of the hedge given the economic environment. Based on that assessment, the Company made the decision to close out substantially all of its derivatives related to MSRs during the three months ended September 30, 2008. As of both December 31, 2009 and 2008, the Company did not have any outstanding derivatives used to offset potential adverse changes in the fair value of MSRs that could affect reported earnings.

During the years ended December 31, 2008 and 2007, the Company used a combination of derivative instruments to offset potential adverse changes in the fair value of its MSRs. The change in fair value of derivatives is intended to react in the opposite direction of the change in the fair value of MSRs. MSRs derivatives generally increase in value as interest rates decline and decrease in value as interest rates rise. The effectiveness of derivatives related to MSRs is dependent upon the level at which the change in fair value of the derivatives, which is primarily driven by changes in interest rates, correlates to the change in fair value of MSRs, which is influenced by changes in interest rates as well as other factors, including home prices, underwriting standards and product characteristics. These derivatives included interest rate swap contracts, interest rate futures contracts, interest rate forward contracts, mortgage forward contracts, options on forward contracts, options on futures contracts, options on swap contracts and principal-only swaps. During the years ended December 31, 2008 and 2007, all of the derivatives associated with MSRs were freestanding derivatives and were not designated in a hedge relationship. These derivatives were classified as Other assets or Other liabilities in the Consolidated Balance Sheet with changes in their fair values recorded in Net derivative (loss) gain related to mortgage servicing rights in the Consolidated Statements of Operations.

Debt. The Company uses various hedging strategies and derivative financial instruments to create a desired mix of fixed- and variable-rate assets and liabilities. Derivative instruments used in these hedging strategies include swaps and interest rate caps. To more closely match the characteristics of the related assets, including the Company's net investment in variable-rate lease assets, the Company either issues variable-rate debt or fixed-rate debt, which may be swapped to variable LIBOR-based rates. From time to time, the Company uses derivatives that convert variable cash flows to fixed cash flows to manage the risk associated with its variable-rate debt and net investment in variable-rate lease assets. Such derivatives may include freestanding derivatives and derivatives designated as cash flow hedges.

In conjunction with the issuance of the 2014 Convertible Notes (as defined and further discussed in Note 11, "Debt and Borrowing Arrangements"), the Company recognized the Conversion Option (derivative liability) and Purchased Options (derivative asset) (both of which are defined and further discussed in Note 11, "Debt and Borrowing Arrangements"), each of which are indexed to the Company's Common stock, in Other liabilities and Other assets, respectively, with the offsetting changes in their fair value recognized in Mortgage interest expense in the Consolidated Financial Statements. The Conversion Option allowed the Company to reduce the coupon rate of the 2014 Convertible Notes and the associated semiannual interest payments. The Purchased Options and Sold Warrants (as defined and further discussed in Note 11, "Debt and Borrowing Arrangements") are intended to reduce the potential dilution to the Company's Common stock upon conversion of the 2014 Convertible Notes and generally have the effect of increasing the conversion price from $25.805 to $34.74 per share. See Note 11, "Debt and Borrowing Arrangements" for further discussion regarding the 2014 Convertible Notes and the related Conversion Option, Purchased Options and Sold Warrants.

Foreign Exchange. Due to disruptions in the credit markets, the Company has been unable to utilize certain direct financing lease funding structures, which include the receipt of substantial lease prepayments, for new lease originations by its Canadian fleet management operations. Alternatively, approximately $285 million of additional leases are being funded by the Company's unsecured borrowings as of December 31, 2009 in comparison to before the disruptions in the credit markets. As such, the Company is subject to foreign exchange risk associated with the use of domestic borrowings to fund Canadian leases, and has entered into foreign exchange forward contracts to manage such risk. During the year ended December 31, 2009, the Company recorded net foreign exchange transaction losses of $41 million and net gains of $41 million related to the foreign exchange forward contracts, both of which were included in Fleet interest expense in the Consolidated Statement of Operations, and as such the net foreign exchange impact related to the use of domestic borrowings to fund additional Canadian leases was not significant. See Note 23, "Subsequent Events" for a discussion regarding the issuance of asset-backed term notes subsequent to December 31, 2009.

Credit Risk and Exposure

The Company originates loans in all 50 states and the District of Columbia. Concentrations of credit risk are considered to exist when there are amounts loaned to multiple borrowers with similar characteristics, which could cause their ability to meet contractual obligations to be similarly impacted by economic or other conditions. California was the only state that represented more than 10% of the unpaid principal balance in the Company's loan servicing portfolio, accounting for approximately 14% of the balance as of December 31, 2009. For the year ended December 31, 2009, approximately 37% of loans originated by the Company were derived from Realogy Corporation's owned real estate brokerage business, NRT Incorporated ("NRT"), and relocation business, Cartus Corporation ("Cartus") or its franchisees. In addition, approximately 16% and 15% of the Company's mortgage loan originations during the year ended December 31, 2009 were from two private-label partners, Merrill Lynch Credit Corporation and Charles Schwab Bank, respectively.

The Company is exposed to commercial credit risk for its clients under the lease and service agreements for PHH Vehicle Management Services Group LLC ("PHH Arval") (the Company's Fleet Management Services segment). The Company manages such risk through an evaluation of the financial position and creditworthiness of the client, which is performed on at least an annual basis. The lease agreements generally allow PHH Arval to refuse any additional orders; however, PHH Arval would remain obligated for all units under contract at that time. The service agreements can generally be terminated upon 30 days written notice. PHH Arval had no significant client concentrations as no client represented more than 5% of the Net revenues of the segment during the year ended December 31, 2009. PHH Arval's historical net credit losses as a percentage of the ending balance of Net investment in fleet leases have not exceeded 0.01% in any of the last three fiscal years.

The Company is exposed to counterparty credit risk in the event of non-performance by counterparties to various agreements and sales transactions. The Company manages such risk by evaluating the financial position and creditworthiness of such counterparties and/or requiring collateral, typically cash, in instances in which financing is provided. The Company attempts to mitigate counterparty credit risk associated with its derivative contracts by monitoring the amount for which it is at risk with each counterparty to such contracts, requiring collateral posting, typically cash, above established credit limits, periodically evaluating counterparty creditworthiness and financial position, and where possible, dispersing the risk among multiple counterparties.

As of December 31, 2009, there were no significant concentrations of credit risk with any individual counterparty or groups of counterparties with respect to the Company's derivative transactions. Concentrations of credit risk associated with receivables are considered minimal due to the Company's diverse client base. With the exception of the financing provided to customers of its mortgage business, the Company does not normally require collateral or other security to support credit sales.

8. Vehicle Leasing Activities

The components of Net investment in fleet leases were as follows:

	December 31, 2009	December 31, 2008
	(In millions)	
Operating Leases:		
Vehicles under open-end operating leases	$ 7,446	$ 7,542
Vehicles under closed-end operating leases	263	266
Vehicles under operating leases	7,709	7,808
Less: Accumulated depreciation	(4,382)	(3,999)
Net investment in operating leases	3,327	3,809
Direct Financing Leases:		
Lease payments receivable	121	141
Less: Unearned income	(4)	(7)
Net investment in direct financing leases	117	134
Off-Lease Vehicles:		
Vehicles not yet subject to a lease	164	254
Vehicles held for sale	9	18
Less: Accumulated depreciation	(7)	(11)
Net investment in off-lease vehicles	166	261
Net investment in fleet leases	$ 3,610	$ 4,204

	December 31, 2009	December 31, 2008
Vehicles under open-end leases	95%	94%
Vehicles under closed-end leases	5%	6%
Vehicles under variable-rate leases	76%	73%
Vehicles under fixed-rate leases	24%	27%

At December 31, 2009, future minimum lease payments to be received on the Company's operating and direct financing leases were as follows:

	Future Minimum Lease Payments[1]	
	Operating Leases	Direct Financing Leases
	(In millions)	
2010	$ 688	$ 22
2011	42	4
2012	32	4
2013	24	2
2014	16	—
Thereafter	13	—
	$ 815	$ 32

(1) Amounts included for the interest component of the future minimum lease payments are based on the interest rate in effect at the inception of each lease. Any changes in the interest rates associated with variable-rate leases in periods subsequent to the inception of the lease are used to calculate contingent rentals. Contingent rentals from operating leases were $(9) million and $(16) million for the years ended December 31, 2009 and 2008, respectively. Contingent rentals from operating leases were not significant for the year ended December 31, 2007. Contingent rentals from direct financing leases were not significant for the years ended December 31, 2009, 2008 and 2007.

The future minimum lease payments disclosed above include the monthly payments for the unexpired portion of the minimum lease term, which is 12 months under the Company's open-end lease agreements, and the residual values guaranteed by the lessees during the minimum lease term. These leases may be continued after the minimum lease term at the lessee's election.

9. Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of:

	December 31,	
	2009	2008
	(In millions)	
Furniture, fixtures and equipment	$ 76	$ 80
Capitalized software	119	112
Building and leasehold improvements	10	10
	205	202
Less: Accumulated depreciation and amortization	(156)	(139)
	$ 49	$ 63



10. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of:

	December 31,	
	2009	2008
	(In millions)	
Accounts payable	$ 241	$ 242
Accrued interest	20	23
Accrued payroll and benefits[1]	59	38
Other	175	148
	$ 495	$ 451

(1) Accrued payroll and benefits as of December 31, 2009 included a $10 million accrued employee severance liability associated with the Company's transformation effort to create a cost efficient and highly scalable operating platform, which began in 2009.

11. Debt and Borrowing Arrangements

The following tables summarize the components of the Company's indebtedness as of December 31, 2009 and 2008:

	December 31, 2009							
					Assets Held as Collateral[1]			
	Balance	Capacity[2]	Interest Rate[3]	Maturity/ Expiry Date[4]	Accounts Receivable	Restricted Cash	Mortgage Loans Held for Sale	Net Investment in Fleet Leases[5]
	(Dollars in millions)							
Chesapeake Series 2006-2 Variable Funding Notes	$ 657	$ 657		2/26/2009[6]				
Chesapeake Series 2009-1 Term Notes	1,000	1,000		5/20/2010				
Chesapeake Series 2009-2 Class A Term Notes	850	850		2/17/2011				
Chesapeake Series 2009-2 Class B Term Notes[7]	28	28		2/17/2011				
Chesapeake Series 2009-2 Class C Term Notes[7]	24	24		2/17/2011				
Chesapeake Series 2009-3 Class A Term Notes	50	50		10/20/2011				
Chesapeake Series 2009-4 Class A Term Notes	250	250		2/18/2010				
Other	33	33		3/2010-6/2016				
Total Vehicle Management Asset-Backed Debt	2,892	2,892	2.0%[8]		$ 21	$ 297	$ —	$ 3,082
RBS Repurchase Facility[9]	622	1,500	3.0%	6/24/2010	—	1	667	—
Fannie Mae Repurchase Facilities[10]	325	325	1.0%	N/A	—	—	333	—
Other[11]	49	60	2.7%	9/2010-10/2010	52	—	5	—
Total Mortgage Warehouse Asset-Backed Debt	996	1,885			52	1	1,005	—
Term Notes[12]	439	439	6.5%-7.9%[13]	4/2010-4/2018	—	—	—	—
Credit Facilities[14]	432	1,305	1.0%[15]	1/6/2011	—	—	—	—
Convertible Notes due 2012[16]	221	221	4.0%	4/15/2012	—	—	—	—
Convertible Notes due 2014[17]	180	180	4.0%	9/1/2014	—	—	—	—
Total Unsecured Debt	1,272	2,145			—	—	—	—
Total Debt	$5,160	$6,922			$ 73	$ 298	$ 1,005	$ 3,082

	December 31, 2008							
					Assets Held as Collateral[1]			
	Balance	Capacity[2]	Interest Rate[3]	Maturity/ Expiry Date	Accounts Receivable	Restricted Cash	Mortgage Loans Held for Sale	Net Investment in Fleet Leases[5]
	(Dollars in millions)							
Chesapeake Series 2006-1 Variable Funding Notes	$2,371	$2,500		2/26/2009				
Chesapeake Series 2006-2 Variable Funding Notes	1,000	1,000		2/26/2009				
Other	5	5		3/2010-5/2014				
Total Vehicle Management Asset-Backed Debt	3,376	3,505	3.6%[8]		$22	$320	$ —	$3,692
RBS Repurchase Facility[9]	411	1,500	4.0%	6/24/2010	—	—	456	—
Citigroup Repurchase Facility[18]	10	500	1.7%	2/26/2009	—	—	12	—
Fannie Mae Repurchase Facilities[10]	149	149	1.0%	N/A	—	—	149	—
Mortgage Venture Repurchase Facility[19]	115	225	1.7%	5/28/2009	—	25	128	—
Other[11]	7	7	5.3%	10/29/2009	—	—	7	—
Total Mortgage Warehouse Asset-Backed Debt	692	2,381			—	25	752	—
Term Notes[12]	441	441	6.5%-7.9%[13]	4/2010-4/2018	—	—	—	—
Credit Facilities[14]	1,035	1,303	1.3%[15]	1/6/2011	—	—	—	—
Convertible Notes due 2012[16]	208	208	4.0%	4/15/2012	—	—	—	—
Other	12	12			—	—	—	—
Total Unsecured Debt	1,696	1,964			—	—	—	—
Total Debt	$5,764	$7,850			$22	$345	$752	$3,692

(1) Assets held as collateral are not available to pay the Company's general obligations.

(2) Capacity is dependent upon maintaining compliance with, or obtaining waivers of, the terms, conditions and covenants of the respective agreements. With respect to asset-backed funding arrangements, capacity may be further limited by the availability of asset eligibility requirements under the respective agreements. The Series 2009-1, Series 2009-2, Series 2009-3 and Series 2009-4 notes (the "Chesapeake Term Notes") have revolving periods during which time the pro-rata share of lease cash flows pledged to Chesapeake will create availability to fund the acquisition of vehicles to be leased to customers of the Company's Fleet Management Services segment. See "Asset-Backed Debt — Vehicle Management Asset-Backed Debt" below for additional information.

(3) Represents the variable interest rate as of December 31 of the respective year, with the exception of total vehicle management asset-backed debt, term notes, the 2014 Convertible Notes and the 2012 Convertible Notes.

(4) The maturity date for the Chesapeake Term Notes represents the end of the respective revolving period, during which time the respective notes' pro-rata share of lease cash flows pledged to Chesapeake will create availability to fund the acquisition of vehicles to be leased to customers of our Fleet Management Services segment. Subsequent to the revolving period, the notes will amortize in accordance with their terms (as further discussed below). See "Asset-Backed Debt — Vehicle Management Asset-Backed Debt" below for additional information.

(5) The titles to all the vehicles collateralizing the debt issued by Chesapeake Funding LLC ("Chesapeake") are held in a bankruptcy remote trust and the Company acts as a servicer of all such leases. The bankruptcy remote trust also acts as a lessor under both operating and direct financing lease agreements.

(6) The Company elected to allow the Series 2006-2 notes to amortize in accordance with their terms on their Scheduled Expiry Date (as defined below). During the Amortization Period (as defined below), the Company is unable to borrow additional amounts under these notes. See "Asset-Backed Debt — Vehicle Management Asset-Backed Debt" below for additional information.

(7) The carrying amount of the Chesapeake Series 2009-2 Series B and Series C term notes as of December 31, 2009 is net of an unamortized discount of $3 million and $5 million, respectively. See "Asset-Backed Debt — Vehicle Management Asset-Backed Debt" below for additional information.

(8) Represents the weighted-average interest rate of the Company's vehicle management asset-backed debt arrangements for the years ended December 31, 2009 and 2008, respectively.

(9) The Company maintains a variable-rate committed mortgage repurchase facility (the "RBS Repurchase Facility") with The Royal Bank of Scotland plc ("RBS"). At the Company's election, subject to compliance with the terms of the Amended Repurchase Agreement and payment of renewal fees, the RBS Repurchase Facility was renewed for an additional 364-day term on June 25, 2009. See "Asset-Backed Debt — Mortgage Warehouse Asset-Backed Debt" below for additional information.

(10) The balance and capacity represents amounts outstanding under the Company's variable-rate uncommitted mortgage repurchase facilities (the "Fannie Mae Repurchase Facilities") with Fannie Mae. Total uncommitted capacity was approximately $3.0 billion and $1.5 billion as of December 31, 2009 and 2008, respectively.

(11) Represents the variable interest rate on the majority of other mortgage warehouse asset-backed debt as of December 31, 2009 and 2008, respectively. The outstanding balance as of December 31, 2009 also includes $5 million outstanding under another variable-rate mortgage warehouse facility that bore interest at 3.1%.

(12) Represents medium-term notes (the "MTNs") publicly issued under the indenture, dated as of November 6, 2000 (as amended and supplemented, the "MTN Indenture") by and between PHH and The Bank of New York, as successor trustee for Bank One Trust Company, N.A. During the year ended December 31, 2008, MTNs with a carrying value of $200 million were repaid upon maturity.

(13) Represents the range of stated interest rates of the MTNs outstanding as of December 31, 2009 and 2008, respectively. The effective rate of interest of the Company's outstanding MTNs was 7.2% as of both December 31, 2009 and 2008.

(14) Credit facilities primarily represents a $1.3 billion Amended and Restated Competitive Advance and Revolving Credit Agreement (the "Amended Credit Facility"), dated as of January 6, 2006, among PHH, a group of lenders and JPMorgan Chase Bank, N.A., as administrative agent.

(15) Represents the interest rate on the Amended Credit Facility as of December 31, 2009 and 2008, respectively, excluding per annum utilization and facility fees. The outstanding balance as of December 31, 2009 and 2008 also includes $72 million and $78 million, respectively, outstanding under another variable-rate credit facility that bore interest at 1.0% and 2.8%, respectively. See "Unsecured Debt — Credit Facilities" below for additional information.

(16) On April 2, 2008, the Company completed a private offering of the 4.0% Convertible Notes due 2012 (the "2012 Convertible Notes") with an aggregate principal amount of $250 million and a maturity date of April 15, 2012 to certain qualified institutional buyers. The carrying amount as of December 31, 2009 and 2008 is net of an unamortized discount of $29 million and $42 million, respectively. The effective rate of interest of the 2012 Convertible Notes was 12.4% as of both December 31, 2009 and 2008, which represents the 4.0% semiannual cash payment and the non-cash accretion of discount and issuance costs. There were no conversions of the 2012 Convertible Notes during the year ended December 31, 2009. See "Unsecured Debt — Convertible Notes" below for additional information.

(17) On September 29, 2009, the Company completed a private offering of the 4.0% Convertible Senior Notes due 2014 (the "2014 Convertible Notes") with an aggregate principal balance of $250 million and a maturity date of September 1, 2014 to certain qualified institutional buyers. The carrying amount as of December 31, 2009 is net of an unamortized discount of $70 million. The effective rate of interest of the 2014 Convertible Notes was 13.0% as of December 31, 2009, which represents the 4.0% semiannual cash payment and the non-cash accretion of discount and issuance costs. There were no conversions of the 2014 Convertible Notes during the year ended December 31, 2009.

(18) On February 28, 2008, the Company entered into a 364-day $500 million variable-rate committed mortgage repurchase facility by executing a Master Repurchase Agreement and Guaranty with Citigroup Global Markets Realty Corp. (together,

the "Citigroup Repurchase Facility"). The Company repaid all outstanding obligations under the Citigroup Repurchase Facility as of February 26, 2009.

(19) The Mortgage Venture maintained a variable-rate committed repurchase facility (the "Mortgage Venture Repurchase Facility") with Bank of Montreal and Barclays Bank PLC as Bank Principals and Fairway Finance Company, LLC and Sheffield Receivables Corporation as Conduit Principals. The balance as of December 31, 2008 represents variable-funding notes outstanding under the facility. See "Asset-Backed Debt — Mortgage Warehouse Asset-Backed Debt" below for additional information.

The fair value of the Company's debt was $5.1 billion and $4.8 billion as of December 31, 2009 and 2008, respectively, which is primarily determined based upon quoted prices in active markets for similar liabilities.

Asset-Backed Debt

Vehicle Management Asset-Backed Debt

Vehicle management asset-backed debt primarily represents variable-rate debt issued by the Company's wholly owned subsidiary, Chesapeake, to support the acquisition of vehicles used by the Fleet Management Services segment's U.S. leasing operations.

On February 27, 2009, the Company amended the agreement governing the Series 2006-1 notes to extend the scheduled expiry date to March 27, 2009 in order to provide additional time for the Company and the lenders of the Chesapeake notes to evaluate the long-term funding arrangements for its Fleet Management Services segment. The amendment also included a reduction in the total capacity of the Series 2006-1 notes from $2.5 billion to $2.3 billion and the payment of certain extension fees. Additionally, on February 26, 2009 (the "Scheduled Expiry Date"), the Company elected to allow the Series 2006-2 notes to amortize in accordance with their terms, as further discussed below. On October 8, 2009, the remaining obligations under the Series 2006-1 Chesapeake variable funding notes were paid in full.

On September 11, 2009, Chesapeake issued $31 million and $29 million of Class B and Class C, respectively, of Chesapeake Term Notes under Series 2009-2, which were purchased by another wholly owned subsidiary of PHH Corporation. Subsequently, on September 29, 2009, the Series 2009-2 Class B and Series 2009-2 Class C notes were resold to certain qualified institutional buyers. In addition, $300 million of Class A Chesapeake Term Notes were issued under Series 2009-3 and 2009-4 during the fourth quarter of 2009, as detailed in the chart above. Proceeds from the Chesapeake Term Notes issued during 2009 were primarily used to repay a portion of the Series 2006-1 notes, fund the acquisition of vehicles to be leased to customers of the Company's Fleet Management Services segment and reduce the amounts outstanding under the Amended Credit Facility.

During the amortization period, the Company will be unable to borrow additional amounts under the variable funding notes or use the pro-rata share of lease cash flows to fund the acquisition of vehicles to be leased under the Chesapeake Term Notes, and monthly repayments will be made on the notes through the earlier of 125 months following the Scheduled Expiry Date, or when the respective series of notes are paid in full based on an allocable share of the collection of cash receipts of lease payments from its clients relating to the collateralized vehicle leases and related assets (the "Amortization Period"). The allocable share is based upon the outstanding balance of those notes relative to all other outstanding series notes issued by Chesapeake as of the commencement of the Amortization Period. After the payment of interest, servicing fees, administrator fees and servicer advance reimbursements, any monthly lease collections during the Amortization Period of a particular series would be applied to reduce the principal balance of the series notes.

As of December 31, 2009, 84% of the carrying value of the Company's fleet leases collateralized the debt issued by Chesapeake. These leases include certain eligible assets representing the borrowing base of the variable funding and term notes (the "Chesapeake Lease Portfolio"). Approximately 99% of the Chesapeake Lease Portfolio as of December 31, 2009 consisted of open-end leases, in which substantially all of the residual risk on the value of the vehicles at the end of the lease term remains with the lessee. As of December 31, 2009, the Chesapeake Lease Portfolio consisted of 23% and 77% fixed-rate and variable-rate leases, respectively. As of December 31, 2009, the top 25 client lessees represented approximately 50% of the Chesapeake Lease Portfolio, with no client exceeding 5%.

See Note 23, "Subsequent Events" for a discussion regarding the issuance of vehicle management asset-backed term notes subsequent to December 31, 2009.

Mortgage Warehouse Asset-Backed Debt

On December 15, 2008, the parties agreed to amend the Mortgage Venture Repurchase Facility to, among other things, reduce the total committed capacity to $125 million by March 31, 2009 through a series of commitment reductions. Additionally, the parties elected not to renew the Mortgage Venture Repurchase Facility beyond its maturity date and the Company repaid all outstanding obligations under the Mortgage Venture Repurchase Facility on May 28, 2009. Prior to May 28, 2009, the Mortgage Venture undertook a variety of actions in order to shift its mortgage loan production primarily to mortgage loans that are brokered through third party investors, including PHH Mortgage Corporation ("PHH Mortgage"), in order to decrease its reliance on committed mortgage warehouse asset-backed debt unless and until an alternative source of funding is obtained.

UNSECURED DEBT

Credit Facilities

Pricing under the Amended Credit Facility is based upon the Company's senior unsecured long-term debt ratings. If the ratings on the Company's senior unsecured long-term debt assigned by Moody's Investors Service, Standard & Poor's and Fitch Ratings are not equivalent to each other, the second highest credit rating assigned by them determines pricing under the Amended Credit Facility. On February 11, 2009, Standard & Poor's downgraded its rating of the Company's senior unsecured long-term debt from BBB- to BB+, and Fitch Ratings' rating of the Company's senior unsecured long-term debt was lowered to BB+ on February 26, 2009. In addition, on March 2, 2009, Moody's Investors Service downgraded its rating of the Company's senior unsecured long-term debt from Ba1 to Ba2. As of December 31, 2009 and 2008, borrowings under the Amended Credit Facility bore interest at a margin of 70.0 basis points ("bps") and 47.5 bps, respectively, over a benchmark index of either LIBOR or the federal funds rate. The Amended Credit Facility also requires the Company to pay utilization fees if its usage exceeds 50% of the aggregate commitments under the Amended Credit Facility and per annum facility fees. As of both December 31, 2009 and 2008, the per annum utilization fees were 12.5 bps. As of December 31, 2009 and 2008, the facility fees were 17.5 bps and 12.5 bps, respectively.

Convertible Notes

The 2014 Convertible Notes and the 2012 Convertible Notes (collectively, the "Convertible Notes") are senior unsecured obligations of the Company, which rank equally with all of its existing and future senior debt. The 2014 Convertible Notes are governed by an indenture (the "2014 Convertible Notes Indenture"), dated September 29, 2009, between the Company and The Bank of New York Mellon, as trustee. The 2012 Convertible Notes are governed by an indenture (the "2012 Convertible Notes Indenture"), dated April 2, 2008, between the Company and The Bank of New York Mellon, as trustee.

Under the 2014 Convertible Notes Indenture and the 2012 Convertible Notes Indenture (collectively, the "Convertible Notes Indentures"), holders may convert (the "2014 Conversion Option" and the "2012 Conversion Option," respectively) all or any portion of the 2014 Convertible Notes and the 2012 Convertible Notes at any time from, and including, March 1, 2014 and October 15, 2011, respectively, through the third business day immediately preceding their maturity on September 1, 2014 and April 15, 2012, respectively, or prior to March 1, 2014 and October 15, 2011, respectively, in the event of the occurrence of certain triggering events related to the price of the Convertible Notes, the price of the Company's Common stock or certain corporate events. Upon conversion, the Company will deliver the principal portion in cash and, if the conversion price calculated for each business day over a period of 60 consecutive business days exceeds the principal amount (the "Conversion Premium"), shares of its

Common stock or cash for the Conversion Premium, but currently only in cash for the 2014 Convertible Notes, as further discussed below. Subject to certain exceptions, the holders of the Convertible Notes may require the Company to repurchase all or a portion of their Convertible Notes upon a fundamental change, as defined under the Convertible Notes Indentures. The Company will generally be required to increase the conversion rate for holders that elect to convert their Convertible Notes in connection with a make-whole fundamental change. In addition, the conversion rate may be adjusted upon the occurrence of certain events. The Company may not redeem the 2014 Convertible Notes or the 2012 Convertible Notes prior to their maturity on September 1, 2014 and April 15, 2012, respectively.

In connection with the issuance of the 2014 Convertible Notes and the 2012 Convertible Notes, the Company entered into convertible note hedging transactions with respect to the Conversion Premium (the "2014 Purchased Options" and the "2012 Purchased Options," respectively) and warrant transactions whereby the Company sold warrants to acquire, subject to certain anti-dilution adjustments, shares of its Common stock (the "2014 Sold Warrants" and the "2012 Sold Warrants," respectively). The 2014 Purchased Options and 2014 Sold Warrants are intended to reduce the potential dilution of the Company's Common stock upon potential future conversion of the 2014 Convertible Notes and generally have the effect of increasing the conversion price of the 2014 Convertible Notes from $25.805 (based on the initial conversion rate of 38.7522 shares of the Company's Common stock per $1,000 principal amount of the 2014 Convertible Notes) to $34.74 per share. The 2012 Purchased Options and 2012 Sold Warrants are intended to reduce the potential dilution to the Company's Common stock upon potential future conversion of the 2012 Convertible Notes and generally have the effect of increasing the conversion price of the 2012 Convertible Notes from $20.50 (based on the initial conversion rate of 48.7805 shares of the Company's Common stock per $1,000 principal amount of the 2012 Convertible Notes) to $27.20 per share.

The 2014 Convertible Notes and 2012 Convertible Notes bear interest at 4.0% per year, payable semiannually in arrears in cash on March 1st and September 1st and April 15th and October 15th, respectively. In connection with the issuance of the 2014 Convertible Notes and 2012 Convertible Notes, the Company recognized an original issue discount and issuance costs of $74 million and $60 million, respectively, which are being accreted to Mortgage interest expense in the Consolidated Statements of Operations through March 1, 2014 and October 15, 2011, respectively, or the earliest conversion date of the 2014 Convertible Notes and 2012 Convertible Notes.

The New York Stock Exchange regulations require stockholder approval prior to the issuance of shares of common stock or securities convertible into common stock that will, or will upon issuance, equal or exceed 20% of outstanding shares of common stock. Unless and until stockholder approval to exceed this limitation is obtained, the Company will settle conversion of the 2014 Convertible Notes entirely in cash. Based on these settlement terms, the Company determined that at the time of issuance of the 2014 Convertible Notes, the 2014 Conversion Option and 2014 Purchased Options did not meet all the criteria for equity classification and, therefore, recognized the Conversion Option and Purchased Options as a derivative liability and derivative assets, respectively, with the offsetting changes in their fair value recognized in Mortgage interest expense in the Consolidated Financial Statements. (See Note 7, "Derivatives and Risk Management Activities" in these Notes to Consolidated Financial Statements for additional information regarding the 2014 Conversion Option and 2014 Purchased Options.) As of December 31, 2009 and 2008, the Company determined that the 2014 Sold Warrants, 2012 Sold Warrants, 2012 Conversion Option and 2012 Purchased Options are all indexed to its own stock and met all the criteria for equity classification. As such, these derivative instruments are recorded within Additional paid-in capital in the Consolidated Financial Statements and have no impact on the Company's Consolidated Statements of Operations.

Debt Maturities

The following table provides the contractual maturities of the Company's indebtedness at December 31, 2009. The maturities of the Company's vehicle management asset-backed notes, a portion of which are amortizing in accordance with their terms, represent estimated payments based on the expected cash inflows related to the securitized vehicle leases and related assets:

	Asset-Backed	Unsecured	Total
		(In millions)	
Within one year	$ 1,682	$ 5	$ 1,687
Between one and two years	906	432	1,338
Between two and three years	669	250	919
Between three and four years	378	420	798
Between four and five years	218	250	468
Thereafter	44	8	52
	$ 3,897	$ 1,365	$ 5,262

As of December 31, 2009, available funding under the Company's asset-backed debt arrangements and unsecured committed credit facilities consisted of:

	Capacity[1]	Utilized Capacity	Available Capacity
		(In millions)	
Asset-Backed Funding Arrangements			
Vehicle management[2]	$ 2,892	$ 2,892	$ —
Mortgage warehouse[3]	1,885	996	889
Unsecured Committed Credit Facilities[4]	1,305	448	857

[1] Capacity is dependent upon maintaining compliance with, or obtaining waivers of, the terms, conditions and covenants of the respective agreements. With respect to asset-backed funding arrangements, capacity may be further limited by the asset eligibility requirements under the respective agreements.

[2] On February 27, 2009, the Amortization Period of the Series 2006-2 began during which time the Company is unable to borrow additional amounts under these notes. Amount outstanding under the Series 2006-2 notes was $657 million as of December 31, 2009. The Chesapeake Term Notes have revolving periods during which time the pro-rata share of lease cash flows pledged to Chesapeake will create availability to fund the acquisition of vehicles to be leased by customers of the Company's Fleet Management Services segment. See "Asset-Backed Debt — Vehicle Management Asset-Backed Debt" above for additional information.

[3] Capacity does not reflect $2.7 billion undrawn under the $3.0 billion Fannie Mae Repurchase Facilities, as these facilities are uncommitted.

[4] Utilized capacity reflects $16 million of letters of credit issued under the Amended Credit Facility, which are not included in Debt in the Company's Consolidated Balance Sheet.

Debt Covenants

Certain of the Company's debt arrangements require the maintenance of certain financial ratios and contain restrictive covenants, including, but not limited to, material adverse change, liquidity maintenance, restrictions on indebtedness of material subsidiaries, mergers, liens, liquidations and sale and leaseback transactions. The Amended Credit Facility and the RBS Repurchase Facility require that the Company maintain: (i) on the last day of each fiscal quarter, net worth of $1.0 billion plus 25% of net income, if positive, for each fiscal quarter ended after December 31, 2004 and (ii) at any time, a ratio of indebtedness to tangible net worth no greater than 10:1. The MTN Indenture requires that the Company maintain a debt to tangible equity ratio of not more than 10:1. The MTN Indenture also restricts the Company from paying dividends if, after giving effect to the dividend payment, the debt to equity ratio exceeds 6.5:1. In addition, the RBS Repurchase Facility requires PHH Mortgage to maintain a minimum of $3.0 billion in mortgage repurchase or warehouse facilities, comprised of any uncommitted facilities provided by Fannie Mae and any committed mortgage repurchase or warehouse facility, including the RBS

Repurchase Facility. At December 31, 2009, the Company was in compliance with all of its financial covenants related to its debt arrangements.

Under certain of the Company's financing, servicing, hedging and related agreements and instruments (collectively, the "Financing Agreements"), the lenders or trustees have the right to notify the Company if they believe it has breached a covenant under the operative documents and may declare an event of default. If one or more notices of default were to be given, the Company believes it would have various periods in which to cure certain of such events of default. If it does not cure the events of default or obtain necessary waivers within the required time periods, the maturity of some of its debt could be accelerated and its ability to incur additional indebtedness could be restricted. In addition, events of default or acceleration under certain of the Company's Financing Agreements would trigger cross-default provisions under certain of its other Financing Agreements.

12. Pension and Other Post Employment Benefits

Defined Contribution Savings Plans

The Company and the Mortgage Venture sponsor separate defined contribution savings plans that provide certain eligible employees of the Company and the Mortgage Venture an opportunity to accumulate funds for retirement. The Company and the Mortgage Venture match the contributions of participating employees on the basis specified by these plans. The Company's cost for contributions to these plans was $9 million, $13 million and $15 million during the years ended December 31, 2009, 2008 and 2007, respectively.

Defined Benefit Pension Plan and Other Employee Benefit Plan

The Company sponsors a domestic non-contributory defined benefit pension plan, which covers certain eligible employees. Benefits are based on an employee's years of credited service and a percentage of final average compensation, or as otherwise described by the plan. In addition, the Company maintains an other post employment benefits ("OPEB") plan for retiree health and welfare for certain eligible employees. Both the defined benefit pension plan and the OPEB plan are frozen plans, wherein the plans only accrue additional benefits for a very limited number of the Company's employees.

The measurement date for all of the Company's benefit obligations and plan assets is December 31. The following table provides benefit obligations, plan assets and the funded status of the Company's defined benefit pension and OPEB plans:

	Pension Benefits		Other Post Employment Benefits	
	2009	2008	2009	2008
	(In millions)			
Benefit obligation — December 31	$ 34	$ 31	$ 2	$ 2
Fair value of plan assets — December 31	27	21	—	—
Unfunded status	(7)	(10)	(2)	(2)
Unfunded pension liability recorded in Accumulated other comprehensive income (loss):				
Net loss	12	15	—	—
Transition obligation	—	—	—	—
Net amount recognized — December 31	$ 5	$ 5	$ (2)	$ (2)

During the years ended December 31, 2009, 2008 and 2007, both the net periodic benefit cost related to the defined benefit pension plan and the expense recorded for the OPEB plan were not significant.

As of December 31, 2009, future expected benefit payments to be made from the plan's assets, which reflect expected future service, as appropriate, under the Company's defined benefit pension plan were $1 million in each of the years ending December 31, 2010 through 2012, $2 million in the years ending December 31, 2013 and 2014 and $11 million for the five years ending December 31, 2019.

The Company's policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws and additional amounts at the discretion of the Company. The Company made contributions of $2 million and $4 million to its defined benefit pension plan during the years ended December 31, 2009 and 2008, respectively. The Company expects to make contributions estimated between $1 million and $2 million to its defined benefit pension plan during the year ending December 31, 2010.

13. Income Taxes

The Provision for (benefit from) income taxes consisted of the following:

	Year Ended December 31,		
	2009	2008	2007
		(In millions)	
Current:			
Federal	$ (28)	$ (24)	$ 28
State	1	(14)	(4)
Foreign	11	7	16
	(16)	(31)	40
Income Tax Contingencies:			
Change in income tax contingencies	—	(11)	(8)
Interest and penalties	—	(2)	2
	—	(13)	(6)
Deferred:			
Federal	109	(123)	(56)
State	20	6	(8)
Foreign	(6)	(1)	(5)
	123	(118)	(69)
Provision for (benefit from) income taxes	$ 107	$ (162)	$ (35)

Income (loss) before income taxes consisted of the following:

	Year Ended December 31,		
	2009	2008	2007
		(In millions)	
Domestic operations	$ 265	$ (465)	$ (78)
Foreign operations	15	22	33
Income (loss) before income taxes	$ 280	$ (443)	$ (45)

Deferred income taxes were comprised of the following:

	December 31, 2009	December 31, 2008
	(In millions)	
Deferred income tax assets:		
Accrued liabilities, provisions for losses and deferred income	$ 60	$ 76
Federal loss carryforwards and credits	171	133
State loss carryforwards and credits	69	81
Alternative minimum tax credit carryforward	24	27
Other	10	10
Deferred income tax assets	334	327
Valuation allowance	(70)	(74)
Deferred income tax assets, net of valuation allowance	264	253
Deferred income tax liabilities:		
Originated mortgage servicing rights	390	315
Purchased mortgage servicing rights	43	19
Depreciation and amortization	533	498
Deferred income tax liabilities	966	832
Net deferred income tax liability	$ 702	$ 579

The deferred income tax assets valuation allowance of $70 million and $74 million at December 31, 2009 and 2008, respectively, primarily relate to federal and state loss carryforwards. The valuation allowance will be reduced when and if the Company determines that it is more likely than not that all or a portion of the deferred income tax assets will be realized. The federal and state loss carryforwards expire from 2013 to 2029 and from 2009 to 2029, respectively. Due to the Company's mix of income and loss from its operations by entity and state income tax jurisdiction, there was a significant difference between the state income tax effective rates during the years ended December 31, 2009, 2008 and 2007.

The Company has an alternative minimum tax credit of $24 million that is not subject to limitations. The credits existing at the time of a spin-off from Cendant Corporation (the "Spin-Off") of $23 million were evaluated, and the appropriate actions were taken by Cendant Corporation (now known as Avis Budget Group, Inc., but referred to as "Cendant" within these Notes to Consolidated Financial Statements) and the Company to make the credits available to the Company after the Spin-Off. The Company has determined at this time that it can utilize all alternative minimum tax carryforwards in future years; therefore, no reserve or valuation allowance has been recorded.

No provision has been made for federal deferred income taxes on approximately $92 million of accumulated and undistributed earnings of the Company's foreign subsidiaries at December 31, 2009 since it is the present intention of management to reinvest the undistributed earnings indefinitely in those foreign operations. The determination of the amount of unrecognized federal deferred income tax liability for unremitted earnings is not practicable.

The Company's total income taxes differ from the amount that would be computed by applying the U.S. federal statutory rate as follows:

	Year Ended December 31,		
	2009	2008	2007
	(In millions, except for percentages)		
Income (loss) before income taxes	$ 280	$ (443)	$ (45)
Statutory federal income tax rate	(35)%	(35)%	(35)%
Income taxes computed at statutory federal rate	$ 98	$ (155)	$ (16)
State and local income taxes, net of federal tax benefits	15	(22)	(8)
Liabilities for income tax contingencies	—	(2)	2
Changes in state apportionment factors	2	(3)	4
Changes in valuation allowance	1	5	(20)
Non-deductible portion of Goodwill impairment	—	7	—
Noncontrolling interest	(9)	10	(1)
Other	—	(2)	4
Provision for (benefit from) income taxes	$ 107	$ (162)	$ (35)
Calculated effective tax rate	38.3%	(36.6)%	(78.4)%

During the year ended December 31, 2009, the Company recorded a net deferred income tax charge of $2 million representing the change in estimated deferred state income taxes for state apportionment factors and tax rates, which impacted its effective tax rate for that year. In addition, the Company recorded a state income tax provision of $15 million. Realogy's noncontrolling interest in the profit of the Mortgage Venture impacted the calculated effective tax rate by $9 million.

During the year ended December 31, 2008, the Company recorded a $5 million increase in valuation allowances for deferred tax assets ($14 million of this increase was primarily due to loss carryforwards generated during the year ended December 31, 2008 for which the Company believed it was more likely than not that the loss carryforwards would not be realized, partially offset by a $9 million reduction in certain loss carryforwards as a result of the receipt of approval from the Internal Revenue Service (the "IRS") in April 2008 regarding an accounting method change (the "IRS Method Change")), a $3 million deferred state income tax benefit representing the change in estimated deferred state income taxes for state apportionment factors and a $2 million decrease in liabilities for income tax contingencies, all of which significantly impacted its effective tax rate for that year. A portion of the Goodwill impairment charge was not deductible for federal and state income tax purposes, which impacted the calculated effective tax rate for the year ended December 31, 2008 by $7 million. In addition, the Company recorded a state income tax benefit of $22 million and Realogy's noncontrolling interest in the loss of the Mortgage Venture impacted the calculated effective tax rate by $10 million.

During the year ended December 31, 2007, the Company recorded a $20 million decrease in valuation allowances for deferred tax assets (primarily due to the utilization of loss carryforwards as a result of taxable income generated during the year ended December 31, 2007), a $2 million increase in liabilities for income tax contingencies and a net deferred income tax charge of $4 million representing the change in estimated deferred state income taxes for state apportionment factors, all of which significantly impacted its effective tax rate for that year. In addition, the Company recorded a state income tax benefit of $8 million.

The activity in the Company's liability for unrecognized income tax benefits (including the liability for potential payment of interest and penalties) consisted of (in millions):

Balance, January 1, 2007 (prior to the adoption of updates to ASC 740)	$ 27
Effect of adoption of updates to ASC 740	1
Current year activity related to tax positions taken during prior years	(6)
Balance, December 31, 2007	22
Activity related to the IRS Method Change	(20)
Current year activity related to tax positions taken during prior years	6
Balance, December 31, 2008 and 2009	$ 8

The Company recorded a net increase to its Benefit from income taxes for the year ended December 31, 2008 of $11 million as a result of recording the effect of the IRS Method Change.


2009 Annual Report

As of both December 31, 2009 and 2008, approximately $10 million of the Company's unrecognized income tax benefits would impact the Company's effective income tax rate if these unrecognized income tax benefits were recognized or if valuation allowances were reduced if the Company determined that it is more likely than not that all or a portion of the deferred income tax assets will be realized. All of the Company's unrecognized income tax benefits, as of January 1, 2007, subsequent to the adoption of updates to ASC 740, and December 31, 2007, would have impacted the Company's effective income tax rate.

It is expected that the amount of unrecognized income tax benefits will change in the next twelve months primarily due to activity in future reporting periods related to income tax positions taken during prior years. This change may be material; however, the Company is unable to project the impact of these unrecognized income tax benefits on its results of operations or financial position for future reporting periods due to the volatility of market and other factors.

The estimated liability for the potential payment of interest and penalties included in the liability for unrecognized income tax benefits was not significant as of both December 31, 2009 and 2008.

On February 1, 2005, the Company began operating as an independent, publicly traded company pursuant to the Spin-Off. The Company became a consolidated income tax filer with the IRS and certain state jurisdictions subsequent to the Spin-Off. All federal and certain state income tax filings prior thereto were part of Cendant's consolidated income tax filing group and the Company is indemnified subject to the Amended Tax Sharing Agreement (as defined and discussed in Note 14, "Commitments and Contingencies"). All periods subsequent to the Spin-Off are subject to examination by the IRS and state jurisdictions. In addition to filing federal income tax returns, the Company files income tax returns in numerous states and Canada. As of December 31, 2009, the Company's foreign and state income tax filings were subject to examination for periods including and subsequent to 2004, dependent upon jurisdiction.

On June 2, 2009, the IRS concluded its audit of the Company and its subsidiaries for the tax year ended December 31, 2005, which included the eleven months subsequent to the Spin-Off, with no adjustments. The Company and its subsidiaries are currently undergoing an IRS audit for the tax years ended December 31, 2006 and 2007.

14. Commitments and Contingencies

Tax Contingencies

On February 1, 2005, the Company began operating as an independent, publicly traded company pursuant to the Spin-Off. In connection with the Spin-Off, the Company and Cendant entered into a tax sharing agreement dated January 31, 2005, which was amended on December 21, 2005 (the "Amended Tax Sharing Agreement"). The Amended Tax Sharing Agreement governs the allocation of liabilities for taxes between Cendant and the Company, indemnification for certain tax liabilities and responsibility for preparing and filing tax returns and defending tax contests, as well as other tax-related matters. The Amended Tax Sharing Agreement contains certain provisions relating to the treatment of the ultimate settlement of Cendant tax contingencies that relate to audit adjustments due to taxing authorities' review of income tax returns. The Company's tax basis in certain assets may be adjusted in the future, and the Company may be required to remit tax benefits ultimately realized by the Company to Cendant in certain circumstances. Certain of the effects of future adjustments relating to years the Company was included in Cendant's income tax returns that change the tax basis of assets, liabilities and net operating loss and tax credit carryforward amounts may be recorded in equity rather than as an adjustment to the tax provision.

Also, pursuant to the Amended Tax Sharing Agreement, the Company and Cendant have agreed to indemnify each other for certain liabilities and obligations. The Company's indemnification obligations could be significant in certain circumstances. For example, the Company is required to indemnify Cendant for any taxes incurred by it and its affiliates as a result of any action, misrepresentation or omission by the Company or its affiliates that causes the distribution of the Company's Common stock by Cendant or the internal reorganization transactions relating thereto to fail to qualify as tax-free. In the event that the Spin-Off or the internal reorganization transactions relating thereto do not qualify as tax-free for any reason other than the actions, misrepresentations or omissions of Cendant or the Company or its respective subsidiaries, then the Company would be responsible for 13.7% of any taxes resulting from such a determination. This percentage was based on the relative pro forma net book values of Cendant and the Company as of September 30, 2004, without giving effect to any adjustments to the book values of certain long-lived assets that may be required as a result of the Spin-Off and the related transactions. The Company cannot determine whether it will have to indemnify Cendant or its affiliates for any substantial obligations in the future. The Company also has no assurance that if Cendant or any of its affiliates is required to indemnify the Company for any substantial obligations, they will be able to satisfy those obligations.

Cendant disclosed in its Annual Report on Form 10-K for the year ended December 31, 2009 (the "Cendant 2009 Form 10-K") (filed on February 24, 2010 under Avis Budget Group, Inc.) that it and its subsidiaries are the subject of an IRS audit for the tax years ended December 31, 2003 through 2006. The Company, since it was a subsidiary of Cendant through January 31, 2005, is included in this IRS audit of Cendant. Under certain provisions of the IRS regulations, the Company and its subsidiaries are subject to several liability to the IRS (together with Cendant and certain of its affiliates (the "Cendant Group") prior to the Spin-Off) for any consolidated federal income tax liability of the Cendant Group arising in a taxable year during any part of which they were members of the Cendant Group. Cendant also disclosed in the Cendant 2009 Form 10-K that it settled the IRS audit for the taxable years 1998 through 2002 that included the Company. As provided in the Amended Tax Sharing Agreement, Cendant is responsible for and required to pay to the IRS all taxes required to be reported on the consolidated federal returns for taxable periods ended on or before January 31, 2005. Pursuant to the Amended Tax Sharing Agreement, Cendant is solely responsible for separate state taxes on a significant number of the Company's income tax returns for years 2003 and prior. In addition, Cendant is solely responsible for paying tax deficiencies arising from adjustments to the Company's federal income tax returns and for the Company's state and local income tax returns filed on a consolidated, combined or unitary basis with Cendant for taxable periods ended on or before the Spin-Off, except for those taxes which might be attributable to the Spin-Off or internal reorganization transactions relating thereto, as more fully discussed above. The Company will be solely responsible for any tax deficiencies arising from adjustments to separate state and local income tax returns for taxable periods ending after 2003 and for adjustments to federal and all state and local income tax returns for periods after the Spin-Off.

Legal Contingencies

The Company is party to various claims and legal proceedings from time to time related to contract disputes and other commercial, employment and tax matters. The Company is not aware of any pending legal proceedings that it believes could have, individually or in the aggregate, a material adverse effect on its business, financial position, results of operations or cash flows.

Loan Recourse

The Company sells a majority of its loans on a non-recourse basis. The Company also provides representations and warranties to purchasers and insurers of the loans sold. In the event of a breach of these representations and warranties, the Company may be required to repurchase a mortgage loan or indemnify the purchaser, and any subsequent loss on the mortgage loan may be borne by the Company. If there is no breach of a representation and warranty provision, the Company has no obligation to repurchase the loan or indemnify the investor against loss. The unpaid principal balance of the loans sold by the Company represents the maximum potential exposure related to representation and warranty provisions; however, the Company cannot estimate its maximum exposure because it does not service all of the loans for which it has provided a representation or warranty.

The Company had a program that provided credit enhancement for a limited period of time to the purchasers of mortgage loans by retaining a portion of the credit risk. The Company is no longer selling loans into this program. The retained credit risk related to this program, which represents the unpaid principal balance of the loans, was $8 million as of December 31, 2009. In addition, the outstanding balance of other loans sold with specific recourse by the Company and those for which a breach of a representation or warranty provision was identified subsequent to sale was $228 million as of December 31, 2009, 16.13% of which were at least 90 days delinquent (calculated based upon the unpaid principal balance of the loans).

As of December 31, 2009, the Company had a liability of $51 million, included in Other liabilities in the Consolidated Balance Sheet, for probable losses related to the Company's recourse exposure.

Mortgage Reinsurance

Through the Company's wholly owned mortgage reinsurance subsidiary, Atrium, the Company's two contracts with primary mortgage insurance companies to provide mortgage reinsurance on certain mortgage loans are inactive and in runoff. Through these contracts, the Company is exposed to losses on mortgage loans pooled by year of origination. As of December 31, 2009, the contractual reinsurance period for each pool was 10 years and the weighted-average reinsurance period was 5.7 years. Loss rates on these pools are determined based on the unpaid principal balance of the underlying loans. The Company indemnifies the primary mortgage insurers for losses that fall between a stated minimum and maximum loss rate on each annual pool. In return for absorbing this loss exposure, the Company is contractually entitled to a portion of the insurance premium from the primary mortgage insurers. The Company is required to hold securities in trust related to this potential obligation, which were $281 million and were included in Restricted cash in the Consolidated Balance Sheet as of December 31, 2009. During 2009, the Company commuted its reinsurance agreements with two other primary mortgage insurers. Atrium has remitted the associated balance of securities held in trust in its entirety to both of the primary mortgage insurers. The Company's contractual reinsurance payments outstanding as of December 31, 2009 were not significant. As of December 31, 2009, a liability of $108 million was included in Other liabilities in the Consolidated Balance Sheet for incurred and incurred but not reported losses associated with the Company's mortgage reinsurance activities, which was determined on an undiscounted basis.

A summary of the activity in reinsurance-related reserves is as follows:

	Year Ended December 31,	
	2009	2008
	(In millions)	
Balance, January 1,	$ 83	$ 32
Realized reinsurance losses[1]	(10)	—
Increase in reinsurance reserves	35	51
Balance, December 31,	$ 108	$ 83

(1) Realized reinsurance losses include $7 million of payments associated with the commutation of reinsurance agreements during the year ended December 31, 2009.

Lease Commitments

The Company is committed to making rental payments under noncancelable operating leases related to various facilities and equipment. Future minimum lease payments required under noncancelable operating leases as of December 31, 2009 were as follows:

	Future Minimum Lease Payments
	(In millions)
2010	$ 18
2011	17
2012	16
2013	14
2014	11
Thereafter	74
	$ 150

Commitments under capital leases as of December 31, 2009 and 2008 were not significant. The Company incurred rental expense of $21 million, $32 million and $37 million during the years ended December 31, 2009, 2008 and 2007, respectively. Rental expense for each of the years ended December 31, 2008 and 2007 included $1 million of sublease rental income.

Purchase Commitments

In the normal course of business, the Company makes various commitments to purchase goods or services from specific suppliers, including those related to capital expenditures. Aggregate purchase commitments made by the Company as of December 31, 2009 were as follows:

	Purchase Commitments
	(In millions)
2010	$ 96
2011	1
2012	—
2013	—
2014	—
Thereafter	—
	$ 97

Indemnification of Cendant

In connection with the Spin-Off, the Company entered into a separation agreement with Cendant (the "Separation Agreement"), pursuant to which, the Company has agreed to indemnify Cendant for any losses (other than losses relating to taxes, indemnification for which is provided in the Amended Tax Sharing Agreement) that any party seeks to impose upon Cendant or its affiliates that relate to, arise or result from: (i) any of the Company's liabilities, including, among other things: (a) all liabilities reflected in the Company's pro forma balance sheet as of

September 30, 2004 or that would be, or should have been, reflected in such balance sheet, (b) all liabilities relating to the Company's business whether before or after the date of the Spin-Off, (c) all liabilities that relate to, or arise from any performance guaranty of Avis Group Holdings, Inc. in connection with indebtedness issued by Chesapeake Funding LLC (which changed its name to Chesapeake Finance Holdings LLC effective March 7, 2006), (d) any liabilities relating to the Company's or its affiliates' employees and (e) all liabilities that are expressly allocated to the Company or its affiliates, or which are not specifically assumed by Cendant or any of its affiliates, pursuant to the Separation Agreement or the Amended Tax Sharing Agreement; (ii) any breach by the Company or its affiliates of the Separation Agreement or the Amended Tax Sharing Agreement and (iii) any liabilities relating to information in the registration statement on Form 8-A filed with the SEC on January 18, 2005, the information statement filed by the Company as an exhibit to its Current Report on Form 8-K filed on January 19, 2005 (the "January 19, 2005 Form 8-K") or the investor presentation filed as an exhibit to the January 19, 2005 Form 8-K, other than portions thereof provided by Cendant.

There are no specific limitations on the maximum potential amount of future payments to be made under this indemnification, nor is the Company able to develop an estimate of the maximum potential amount of future payments to be made under this indemnification, if any, as the triggering events are not subject to predictability.

Off-Balance Sheet Arrangements and Guarantees

In the ordinary course of business, the Company enters into numerous agreements that contain guarantees and indemnities whereby the Company indemnifies another party for breaches of representations and warranties. Such guarantees or indemnifications are granted under various agreements, including those governing leases of real estate, access to credit facilities, use of derivatives and issuances of debt or equity securities. The guarantees or indemnifications issued are for the benefit of the buyers in sale agreements and sellers in purchase agreements, landlords in lease contracts, financial institutions in credit facility arrangements and derivative contracts and underwriters in debt or equity security issuances. While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that the Company could be required to make under these guarantees, and the Company is unable to develop an estimate of the maximum potential amount of future payments to be made under these guarantees, if any, as the triggering events are not subject to predictability. With respect to certain of the aforementioned guarantees, such as indemnifications of landlords against third-party claims for the use of real estate property leased by the Company, the Company maintains insurance coverage that mitigates any potential payments to be made.

15. Stock-Related Matters

Charter Amendment

On June 12, 2009, following approval by the Company's stockholders, the Company's Charter was amended to increase the number of authorized shares of capital stock from 110,000,000 shares to 275,000,000 shares and authorized shares of Common stock from 108,910,000 shares to 273,910,000 shares.

Reclassification of Authorized Unissued Shares

On March 27, 2008, the Company announced that it had reclassified 8,910,000 shares of its unissued $0.01 par value Preferred stock into the same number of authorized and unissued shares of its $0.01 par value Common stock, subject to further classification or reclassification and issuance by the Company's Board of Directors. The Company reclassified the shares in order to ensure that a sufficient number of authorized and unissued shares of the Company's Common stock will be available to satisfy the exercise rights under the 2012 Convertible Notes, Purchased Options and Sold Warrants (as further discussed in Note 11, "Debt and Borrowing Arrangements").

Rights Agreement

The Company entered into a rights agreement, dated as of January 28, 2005, with the Bank of New York, (the "Rights Agreement") which entitles the Company's stockholders to acquire shares of its Common stock at a price equal to 50% of the then-current market value in limited circumstances when a third party acquires beneficial ownership of 15% or more of the Company's outstanding Common stock or commences a tender offer for at least 15% of the Company's Common stock, in each case, in a transaction that the Company's Board of Directors does not approve. Under these limited circumstances, all of the Company's stockholders, other than the person or group that caused the rights to become exercisable, would become entitled to effect discounted purchases of the Company's Common stock which would significantly increase the cost of acquiring control of the Company without the support of the Company's Board of Directors.

Restrictions on Paying Dividends

Many of the Company's subsidiaries (including certain consolidated partnerships, trusts and other non-corporate entities) are subject to restrictions on their ability to pay dividends or otherwise transfer funds to other consolidated subsidiaries and, ultimately, to PHH Corporation (the parent company). These restrictions relate to loan agreements applicable to certain of the Company's asset-backed debt arrangements and to regulatory restrictions applicable to the equity of the Company's insurance subsidiary, Atrium. The aggregate restricted net assets of these subsidiaries totaled $1.0 billion as of December 31, 2009. These restrictions on net assets of certain subsidiaries, however, do not directly limit the Company's ability to pay dividends from consolidated Retained earnings. As discussed in Note 11, "Debt and Borrowing Arrangements," certain of the Company's debt arrangements require maintenance of ratios and contain restrictive covenants applicable to consolidated financial statement elements that potentially could limit its ability to pay dividends.

16. Accumulated Other Comprehensive Income (Loss)

The after-tax components of Accumulated other comprehensive income (loss) were as follows:

	Currency Translation Adjustment	Unrealized Gains (Losses) on Available-for-Sale Securities	Pension Adjustment	Accumulated Other Comprehensive Income (Loss)
		(In millions)		
Balance at December 31, 2006	$ 15	$ 2	$ (4)	$ 13
Change during 2007	17	(2)	1	16
Balance at December 31, 2007	32	—	(3)	29
Change during 2008	(26)	—	(6)	(32)
Balance at December 31, 2008	6	—	(9)	(3)
Change during 2009	21	—	1	22
Balance at December 31, 2009	$ 27	$ —	$ (8)	$ 19

All components of Accumulated other comprehensive income (loss) presented above are net of income taxes except for currency translation adjustment, which excludes income taxes on undistributed earnings of foreign subsidiaries, which are considered to be indefinitely invested.

17. Stock-Based Compensation

Prior to the Spin-Off, the Company's employees were awarded stock-based compensation in the form of Cendant common shares, stock options and restricted stock units ("RSUs"). On February 1, 2005, in connection with the Spin-Off, certain Cendant stock options and RSUs previously granted to the Company's employees were converted into stock options and RSUs of the Company under the PHH Corporation Amended and Restated 2005 Equity and Incentive Plan (the "Plan").

Since the Spin-Off, certain Company employees have been awarded stock-based compensation in the form of RSUs and stock options to purchase shares of the Company's Common stock under the Plan. The stock option awards have a maximum contractual term of ten years from the grant date. Service-based stock awards may vest upon the fulfillment of a service condition (i) ratably over a period of up to five years from the grant date, (ii) four years after the grant date or (iii) ratably over a period of up to three years beginning four years after the grant date with the possibility of accelerated vesting of 17% to 33% of the total award annually if certain performance criteria are achieved. Performance-based stock awards require the fulfillment of a service condition and the achievement of certain performance criteria and (i) vest ratably over four years from the grant date or (ii) vest three years from the grant date if both conditions are met. The performance criteria also impact the number of awards that may vest. All outstanding and unvested stock options and RSUs vest immediately upon a change in control. In addition, the Company grants RSUs to its non-employee Directors as part of their compensation for services rendered as members of the Company's Board of Directors. These RSUs vest immediately when granted. The Company issues new shares of Common stock to employees and Directors to satisfy its stock option exercise and RSU conversion obligations. The Plan also allows awards of stock appreciation rights, restricted stock and other stock- or cash-based awards. RSUs granted by the Company entitle the Company's employees to receive one share of PHH Common stock upon the vesting of each RSU. As of December 31, 2009, the maximum number of shares of PHH Common stock issuable under the Plan is 11,050,000, including those Cendant awards that were converted into PHH awards in connection with the Spin-Off.

The Company generally recognizes compensation cost for service-based stock awards on a straight-line basis over the requisite service period, subject to accelerated recognition of compensation cost for the portion of the award for which the Company determines it is probable that the performance criteria will be achieved.

Compensation cost for performance-based stock awards is recognized over the requisite service period for the portion of the award for which the Company determines it is probable that the performance condition will be achieved. The Company recognizes compensation cost net of estimated forfeitures.

Stock options vested and expected to vest and RSUs expected to be converted into shares of Common stock reflected in the tables below summarizing stock option and RSU activity exclude the awards estimated to be forfeited. There are no outstanding performance-based stock awards that vest ratably over four years from the grant date or serviced-based stock awards that vest four years from the grant date that are unvested at December 31, 2009.

The Company executed a Transition Services and Separation Agreement with a former Chief Executive Officer in August 2009. Under the terms of the Transition Services and Separation Agreement, the former Chief Executive Officer's stock-based awards were modified to extend the vesting period for unvested awards and the exercise period for vested stock options (the "2009 Modified Awards"). The 2009 Modified Awards resulted in incremental compensation cost of approximately $2 million, which was recorded in Salaries and related expenses in the Consolidated Statement of Operations for the year ended December 31, 2009.

During the year ended December 31, 2008, the Company revised certain RSU and stock option agreements affecting 274 and three employees, respectively, to provide for vesting based solely on a service condition. The modification (the "2008 Modified Awards") resulted in incremental compensation cost of approximately $2 million, which was recorded in Salaries and related expenses in the Consolidated Statement of Operations for the year ended December 31, 2008.

During the year ended December 31, 2007, the Company extended the contractual exercise period of certain stock options for 18 employees who were unable to exercise their stock options during the period the Company was not a current filer with the SEC, and the Company revised certain stock options for three employees to correct an administrative oversight. The modifications made to these stock options (the "2007 Modified Stock Options") resulted in an incremental compensation cost of approximately $2 million, which was recorded in Salaries and related expenses in the Consolidated Statement of Operations for the year ended December 31, 2007. Due to an extended black-out period for certain employees, the 2007 Modified Stock Options expired unexercised. The Company granted 37,760 shares of unrestricted Common stock as replacement awards, recognizing approximately $1 million of compensation cost, which was included in Salaries and related expenses in the Consolidated Statement of Operations for the year ended December 31, 2008.

The tables below summarize stock option activity as follows:

Performance-Based Stock Options

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (In years)	Aggregate Intrinsic Value (In millions)
Outstanding at January 1, 2009	18,409	$ 21.16		
Outstanding at December 31, 2009	18,409	$ 21.16	3.5	$ —
Exercisable at December 31, 2009	18,409	$ 21.16	3.5	$ —
Stock options vested and expected to vest	18,409	$ 21.16	3.5	$ —

Service-Based Stock Options

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (In years)	Aggregate Intrinsic Value (In millions)
Outstanding at January 1, 2009	2,745,341	$ 18.89		
Granted	565,851	16.50		
Granted due to modification[(1)]	487,014	18.91		
Exercised	(302,760)	18.11		
Forfeited or expired	(162,044)	18.76		
Forfeited or expired due to modification[(1)]	(487,014)	18.91		
Outstanding at December 31, 2009	2,846,388	$ 18.51	3.6	$ —
Exercisable at December 31, 2009	2,234,059	$ 19.12	2.3	$ —
Stock options vested and expected to vest	2,831,633	$ 18.52	3.6	$ —

Total Stock Options

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (In years)	Aggregate Intrinsic Value (In millions)
Outstanding at January 1, 2009	2,763,750	$ 18.91		
Granted	565,851	16.50		
Granted due to modification[1]	487,014	18.91		
Exercised	(302,760)	18.11		
Forfeited or expired	(162,044)	18.76		
Forfeited or expired due to modification[1]	(487,014)	18.91		
Outstanding at December 31, 2009	2,864,797	$ 18.53	3.6	$ —
Exercisable at December 31, 2009	2,252,468	$ 19.14	2.3	$ —
Stock options vested and expected to vest	2,850,042	$ 18.54	3.6	$ —

[1] Represents a component of the 2009 Modified Awards.

Generally, it is the Company's policy to grant options with exercise prices at fair market value of the Company's shares of Common stock. The Company's policy for calculating the fair market value for purposes of determining exercise prices for options granted is that the fair market value is equal to the closing share price for the Company's Common stock on the date of grant. However, the exercise price of certain stock options granted during the year ended December 31, 2009 is equal to 1.2 times the closing share price of the Company's Common stock on the grant date.

The weighted-average grant-date fair value per stock option for awards granted or modified during the years ended December 31, 2009, 2008 and 2007 was $7.17, $3.94 and $5.46, respectively. The weighted-average grant-date fair value of stock options was estimated using the Black-Scholes option valuation model with the following assumptions:

	Year Ended December 31,		
	2009[1]	2008[2]	2007[3]
Expected life (in years)	4.0	6.0	0.5
Risk-free interest rate	1.70%	3.30%	4.90%
Expected volatility	60.6%	38.4%	16.9%
Dividend yield	—	—	—

[1] Includes 487,014 stock options included in the 2009 Modified Awards for which the fair value at the modification date was used to calculate the weighted-average grant-date fair value.

[2] Includes 9,207 stock options included in the 2008 Modified Awards for which the fair value at the modification date was used to calculate the weighted-average grant-date fair value.

[3] For the 2007 Modified Stock Options, the fair values at the modification dates were used to calculate the weighted-average grant-date fair value.

The Company estimated the expected life of the stock options based on their vesting and contractual terms. The risk-free interest rate reflected the yield on zero-coupon Treasury securities with a term approximating the expected life of the stock options. The expected volatility was based on the historical volatility of the Company's Common stock.

The intrinsic value of options exercised was not significant during the years ended December 31, 2009 and 2008. The intrinsic value of options exercised was $3 million during the year ended December 31, 2007.

The tables below summarize RSU activity as follows:

Performance-Based RSUs

	Number of RSUs[1]	Weighted-Average Grant-Date Fair Value
Outstanding at January 1, 2009	—	$ —
Granted	364,030	13.79
Granted due to modification[2]	54,000	19.64
Forfeited	(13,833)	13.79
Forfeited or expired due to modification[2]	(54,000)	13.79
Outstanding at December 31, 2009	350,197	$ 14.69
RSUs expected to be converted into shares of Common stock	135,138	$ 14.76

Service-Based RSUs

	Number of RSUs	Weighted-Average Grant-Date Fair Value
Outstanding at January 1, 2009	1,568,934	$ 18.83
Granted[3]	419,870	14.08
Granted due to modification[2]	44,466	19.64
Converted	(322,625)	19.63
Forfeited	(83,931)	18.09
Forfeited or expired due to modification[2]	(44,466)	18.30
Outstanding at December 31, 2009	1,582,248	$ 17.49
RSUs expected to be converted into shares of Common stock	1,452,142	$ 17.58

Total RSUs

	Number of RSUs[1]	Weighted-Average Grant-Date Fair Value
Outstanding at January 1, 2009	1,568,934	$ 18.83
Granted[3]	783,900	13.95
Granted due to modification[2]	98,466	19.64
Converted	(322,625)	19.63
Forfeited	(97,764)	17.48
Forfeited or expired due to modification[2]	(98,466)	15.83
Outstanding at December 31, 2009	1,932,445	$ 16.98
RSUs expected to be converted into shares of Common stock	1,587,280	$ 17.34

(1) The performance criteria impact the number of awards that may vest. The number of RSUs represents the maximum number that can be earned, at 1.2 times a 100% target level, except for the number expected to be converted into shares of the Company's Common stock.

(2) Represents a component of the 2009 Modified Awards.

(3) These grants include 38,388 RSUs earned by the Company's non-employee Directors for services rendered as members of the Company's Board of Directors.

The weighted-average grant-date fair value per RSU for awards granted or modified during the years ended December 31, 2009, 2008 and 2007 was $14.58, $17.18 and $25.07, respectively. The total fair value of RSUs converted into shares of Common stock during the years ended December 31, 2009, 2008 and 2007 was $6 million, $3 million and $10 million, respectively.

The table below summarizes expense recognized related to stock-based compensation arrangements during the years ended December 31, 2009, 2008 and 2007:

	Year Ended December 31,		
	2009	2008	2007
		(In millions)	
Stock-based compensation expense	$ 13	$ 11	$ 6
Income tax benefit related to stock-based compensation expense	(5)	(4)	(2)
Stock-based compensation expense, net of income taxes	$ 8	$ 7	$ 4

As of December 31, 2009, there was $19 million of total unrecognized compensation cost related to outstanding and unvested stock options and RSUs all of which would be recognized upon a change in control. As of December 31, 2009, there was $13 million of unrecognized compensation cost related to outstanding and unvested stock options and RSUs that are expected to vest and be recognized over a weighted-average period of 2.8 years.

18. Fair Value Measurements

As of December 31, 2009 and 2008, all of the Company's financial instruments were either recorded at fair value or the carrying value approximated fair value, with the exception of Debt and derivative instruments included in Equity. See Note 11, "Debt and Borrowing Arrangements" for the fair value of Debt as of December 31, 2009 and 2008. For financial instruments that were not recorded at fair value as of December 31, 2009 and 2008, such as Cash and cash equivalents and Restricted cash, the carrying value approximates fair value due to the short-term nature of such instruments.

ASC 820 prioritizes the inputs to the valuation techniques used to measure fair value into a three-level valuation hierarchy. The valuation hierarchy is based upon the relative reliability and availability of the inputs to market participants for the valuation of an asset or liability as of the measurement date. Pursuant to ASC 820, when the fair value of an asset or liability contains inputs from different levels of the hierarchy, the level within which the fair value measurement in its entirety is categorized is based upon the lowest level input that is significant to the fair value measurement in its entirety. The three levels of this valuation hierarchy consist of the following:

Level One. Level One inputs are unadjusted, quoted prices in active markets for identical assets or liabilities which the Company has the ability to access at the measurement date.

Level Two. Level Two inputs are observable for that asset or liability, either directly or indirectly, and include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, observable inputs for the asset or liability other than quoted prices and inputs derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified contractual term, the inputs must be observable for substantially the full term of the asset or liability.

Level Three. Level Three inputs are unobservable inputs for the asset or liability that reflect the Company's assessment of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, and are developed based on the best information available.

The Company determines fair value based on quoted market prices, where available. If quoted prices are not available, fair value is estimated based upon other observable inputs. The Company uses unobservable inputs when observable inputs are not available. These inputs are based upon the Company's judgments and assumptions, which are the Company's assessment of the assumptions market participants would use in pricing the asset or liability, which may include assumptions about risk, counterparty credit quality, the Company's creditworthiness and liquidity and are developed based on the best information available. The incorporation of counterparty credit risk did not have a significant impact on the valuation of the Company's assets and liabilities recorded at fair value on a recurring basis as of December 31, 2009.

See Note 1, "Summary of Significant Accounting Policies" for a description of the valuation methodologies used by the Company for assets and liabilities measured at fair value on a recurring basis. The Company has classified such assets and liabilities pursuant to the valuation hierarchy as follows:

Mortgage Loans Held for Sale. The Company's mortgage loans are generally classified within Level Two of the valuation hierarchy; however, as of December 31, 2009 and 2008, the Company's Scratch and Dent (as defined below), second-lien, certain non-conforming and construction loans are classified within Level Three due to the lack of observable pricing data.

The following table reflects the difference between the carrying amount of MLHS, measured at fair value, and the aggregate unpaid principal amount that the Company is contractually entitled to receive at maturity as of December 31, 2009:

	Carrying Amount	Aggregate Unpaid Principal Balance	Excess Aggregate Unpaid Principal Balance Over Carrying Amount
		(In millions)	
Mortgage loans held for sale:			
Total	$ 1,218	$ 1,257	$ 39
Loans 90 or more days past due and on non-accrual status	14	26	12

The components of the Company's MLHS, recorded at fair value, were as follows:

	December 31, 2009
	(In millions)
First mortgages:	
Conforming[1]	$ 1,106
Non-conforming	27
Alt-A[2]	2
Construction loans	16
Total first mortgages	1,151
Second lien	24
Scratch and Dent[3]	41
Other	2
Total	$ 1,218

(1) Represents mortgage loans that conform to the standards of the GSEs.

(2) Represents mortgage loans that are made to borrowers with prime credit histories, but do not meet the documentation requirements of a conforming loan.

(3) Represents mortgage loans with origination flaws or performance issues.

Investment Securities. Due to the inactive, illiquid market for these securities and the significant unobservable inputs used in their valuation, the Company's Investment securities are classified within Level Three of the valuation hierarchy.

Derivative Instruments. Generally, the fair values of the Company's derivative instruments that are measured at fair value on a recurring basis are classified within Level Two of the valuation hierarchy. Due to the unobservable inputs used by the Company and the inactive, illiquid market for IRLCs and the 2014 Conversion Option and 2014 Purchased Options associated with the 2014 Convertible Notes, these derivative instruments are classified within Level Three of the valuation hierarchy.

In connection with the issuance of the 2012 Convertible Notes and prior to receiving stockholder approval to issue shares of its Common stock to satisfy the rules of the New York Stock Exchange (the "NYSE"), the Company recognized a derivative asset for the 2012 Purchased Options and a derivative liability for the 2012 Conversion Option, with changes in fair value included in Mortgage interest expense in the Consolidated Statements of Operations. Upon receiving stockholder approval to issue shares to satisfy the rules of the NYSE (as discussed in more detail in Note 11 "Debt and Borrowing Arrangements"), the Purchased Options and Conversion Option were adjusted to their respective fair values of approximately $64 million each and reclassified to equity as an adjustment to Additional paid-in capital in the Consolidated Financial Statements. Their fair value measurement was classified within Level Three of the valuation hierarchy and included $13 million of unrealized gains and unrealized losses for the 2012 Purchased Options and 2012 Conversion Option, respectively, during the year ended December 31, 2008.

Mortgage Servicing Rights. The Company's MSRs are classified within Level Three of the valuation hierarchy due to the use of significant unobservable inputs and the inactive market for such assets.

The Company's assets and liabilities that are measured at fair value on a recurring basis were as follows:

	December 31, 2009				
	Level One	Level Two	Level Three	Cash Collateral and Netting[1]	Total
	(In millions)				
Assets:					
Mortgage loans held for sale	$ —	$ 1,107	$ 111	$ —	$ 1,218
Mortgage servicing rights	—	—	1,413	—	1,413
Investment securities	—	—	12	—	12
Other assets:					
Derivative assets	—	86	68	(10)	144
Liabilities:					
Other liabilities:					
Derivative liabilities	—	15	42	(5)	52

	December 31, 2008				
	Level One	Level Two	Level Three	Netting[1]	Total
	(In millions)				
Assets:					
Mortgage loans held for sale	$ —	$ 829	$ 177	$ —	$ 1,006
Mortgage servicing rights	—	—	1,282	—	1,282
Investment securities	—	—	37	—	37
Other assets:					
Derivative assets	—	18	71	(2)	87
Other assets	1	—	—	—	1
Liabilities:					
Other liabilities:					
Derivative liabilities	—	36	1	(2)	35

(1) Adjustments to arrive at the carrying amounts of assets and liabilities presented in the Consolidated Balance Sheets, which represent the effect of netting the payable or receivable with the same counterparties under master netting arrangements between the Company and its counterparties.

The activity in the Company's assets and liabilities that are classified within Level Three of the valuation hierarchy consisted of:

	Year Ended December 31, 2009				
	Balance, Beginning of Period	Realized and Unrealized (Losses) Gains	Purchases, Issuances and Settlements, net	Transfers Out of Level Three, net	Balance, End of Period
			(In millions)		
Mortgage loans held for sale	$ 177	$ (24)	$ (27)	$ (15)[1]	$ 111
Mortgage servicing rights	1,282	(280)[2]	411	—	1,413
Investment securities	37	(21)	(4)	—	12
Derivatives, net	70	667	(711)	—	26

	Year Ended December 31, 2008				
	Balance, Beginning of Period	Realized and Unrealized (Losses) Gains	Purchases, Issuances and Settlements, net	Transfers Into Level Three, net	Balance, End of Period
			(In millions)		
Mortgage loans held for sale	$ 59	$ (9)	$ (11)	$ 138[3]	$ 177
Mortgage servicing rights	1,502	(554)[2]	334	—	1,282
Investment securities	34	16	(13)	—	37
Derivatives, net	(9)	201	(122)	—	70

(1) Represents Scratch and Dent loans that were foreclosed upon and construction loans that converted to first mortgages, net of transfers into the Scratch and Dent population from the conforming or foreclosure populations during the year ended December 31, 2009. The Company's mortgage loans in foreclosure are measured at fair value on a non-recurring basis, as discussed in further detail below.

(2) Represents the reduction in the fair value of MSRs due to the realization of expected cash flows from the Company's MSRs and the change in fair value of the Company's MSRs due to changes in market inputs and assumptions used in the MSR valuation model.

(3) Represents Scratch and Dent, second-lien and other non-conforming mortgage loans that were reclassified from Level Two to Level Three due to the lack of observable market data net of construction loans that converted to first mortgages during the year ended December 31, 2008.

During the year ended December 31, 2008, the Company transferred Scratch and Dent, second-lien and certain non-conforming loans from Level Two to Level Three. Throughout the years ended December 31, 2009 and 2008, the Company observed a continuation in the lack of secondary market activity for these loan products as well as a decline in the amount and quality of executable market bids. These observations were intensified, in part, by worsening economic conditions, lack of available credit and declines in the housing market. Due to the lack of observable market data, the valuation of MLHS categorized in Level Three of the valuation hierarchy is based on either discounted cash flow techniques or the underlying collateral values utilizing the Company's own assumptions that reflect loss frequencies and severities, home prices and liquidity and risk premiums.

The Company's realized and unrealized gains and losses related to assets and liabilities classified within Level Three of the valuation hierarchy were included in the Consolidated Statements of Operations as follows:

	Year Ended December 31, 2009			
	Mortgage Loans Held for Sale	Mortgage Servicing Rights	Investment Securities	Derivatives, net
	(In millions)			
Gain on mortgage loans, net	$ (31)	$ —	$ —	$ 667
Change in fair value of mortgage servicing rights	—	(280)	—	—
Mortgage interest income	7	—	—	—
Other income	—	—	(21)	—

	Year Ended December 31, 2008			
	Mortgage Loans Held for Sale	Mortgage Servicing Rights	Investment Securities	Derivatives, net
	(In millions)			
Gain on mortgage loans, net	$ (15)	$ —	$ —	$ 201
Change in fair value of mortgage servicing rights	—	(554)	—	—
Mortgage interest income	6	—	—	—
Other income	—	—	16	—

The Company's unrealized gains and losses included in the Consolidated Statements of Operations related to assets and liabilities classified within Level Three of the valuation hierarchy that are included in the Consolidated Balance Sheets as of December 31, 2009 and 2008 were as follows:

	Year Ended December 31, 2009			
	Gain on Mortgage Loans, net	Change in Fair Value of Mortgage Servicing Rights	Mortgage Interest Income	Other Income
	(In millions)			
Unrealized (loss) gain	$ (11)	$ 111	$ 1	$ 2

	Year Ended December 31, 2008			
	Gain on Mortgage Loans, net	Change in Fair Value of Mortgage Servicing Rights	Mortgage Interest Income	Other Income
	(In millions)			
Unrealized gain (loss)	$ 54	$ (287)	$ 1	$ 16

When a determination is made to classify an asset or liability within Level Three of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement of the asset or liability. The fair value of assets and liabilities classified within Level Three of the valuation hierarchy also typically includes observable factors. In the event that certain inputs to the valuation of assets and liabilities are actively quoted and can be validated to external sources, the realized and unrealized gains and losses included in the tables above include changes in fair value determined by observable factors.

Changes in the availability of observable inputs may result in the reclassification of certain assets or liabilities. Such reclassifications are reported as transfers in or out of Level Three in the period that the change occurs.

The Company's mortgage loans in foreclosure and REO, which are included in Other assets in the Consolidated Balance Sheets, are evaluated for impairment using a fair value measurement on a non-recurring basis. The evaluation of impairment reflects an estimate of losses currently incurred at the balance sheet date, which will likely not be recoverable from guarantors, insurers or investors. The impairment of mortgage loans in foreclosure, which represents the unpaid principal balance of mortgage loans for which foreclosure proceedings have been initiated, plus recoverable advances made by the Company on those loans, is based on the fair value of the underlying collateral, determined on a loan level basis, less costs to sell. The Company estimates the fair value of the collateral by considering appraisals and broker price opinions, which are updated on a periodic basis to reflect current housing market conditions. The Company records REO, which are acquired from mortgagors in default, at the lower of adjusted carrying amount at the time the property is acquired or fair value of the property, less estimated costs to sell. The Company estimates the fair value of REO using appraisals and broker price opinions, which are updated on a periodic basis to reflect current housing market conditions.

The carrying value of the Company's mortgage loans in foreclosure and REO were as follows:

	December 31,	
	2009	2008
	(In millions)	
Mortgage loans in foreclosure	$ 113	$ 113
Allowance for probable losses	(20)	(24)
Mortgage loans in foreclosure, net	$ 93	$ 89
REO	$ 51	$ 55
Adjustment to estimated net realizable value	(15)	(25)
REO, net	$ 36	$ 30

The allowance for probable losses associated with the Company's mortgage loans in foreclosure as of December 31, 2009 and December 31, 2008 and the adjustment to record REO at their estimated net realizable value as of December 31, 2009 were determined based upon fair value measurements from Level Two of the valuation hierarchy. During the years ended December 31, 2009 and 2008, the Company recorded total foreclosure-related charges of $70 million and $73 million, respectively, in Other operating expenses in the Consolidated Statements of Operations, which included the provision for probable losses related to the Company's off-balance sheet recourse exposure in addition to the provision for valuation adjustments for mortgage loans in foreclosure and REO. See Note 14, "Commitments and Contingencies" for further discussion regarding the Company's off-balance sheet recourse exposure.

19. Variable Interest Entities

The Company determines whether an entity is a VIE and whether it is the primary beneficiary at the date of initial involvement with the entity. The Company reassesses whether it is the primary beneficiary of a VIE upon certain events that affect the VIE's equity investment at risk and upon certain changes in the VIE's activities. In determining whether it is the primary beneficiary, the Company considers the purpose and activities of the VIE, including the variability and related risks the VIE incurs and transfers to other entities and their related parties. Based on these factors, the Company makes a qualitative assessment and, if inconclusive, a quantitative assessment of whether it would absorb a majority of the VIE's expected losses or receive a majority of the VIE's expected residual returns. If the Company determines that it is the primary beneficiary of the VIE, the VIE is consolidated within the Company's Consolidated Financial Statements.

Mortgage Venture

In connection with the Spin-Off, PHH Broker Partner Corporation ("PHH Broker Partner"), a wholly owned subsidiary of the Company, entered into an operating agreement for the Mortgage Venture with a wholly owned subsidiary of Realogy Corporation ("Realogy"), Realogy Services Venture Partner, Inc. ("Realogy Venture Partner") (as amended, the "Mortgage Venture Operating Agreement"). The Company owns 50.1% of the Mortgage Venture, through PHH Broker Partner, and Realogy owns the remaining 49.9% through Realogy Venture Partner. The Mortgage Venture was formed for the purpose of originating and selling mortgage loans primarily sourced through Realogy's owned real estate brokerage business, NRT, and corporate relocation business, Cartus.

For the year ended December 31, 2009, approximately 37% of the mortgage loans originated by the Company were derived from Realogy Corporation's affiliates, of which approximately 74% were originated by the Mortgage Venture. All mortgage loans originated by the Mortgage Venture are sold to PHH Mortgage or to unaffiliated third-party investors at arm's-length terms. The Mortgage Venture Operating Agreement provides that at least 15% of the total number of all mortgage loans originated by the Mortgage Venture be sold to unaffiliated third party investors. The Mortgage Venture does not hold any mortgage loans for investment purposes or retain MSRs for any loans it originates. During the year ended December 31, 2009, the Mortgage Venture brokered or sold $11.1 billion of mortgage loans to the Company under the terms of a loan purchase agreement with the Mortgage Venture, whereby the Mortgage Venture has committed to sell or broker, and the Company has agreed to purchase or fund, certain loans originated by the Mortgage Venture. As of December 31, 2009, the Company had outstanding commitments to purchase or fund $876 million of MLHS and fulfilled IRLCs resulting in closed mortgage loans from the Mortgage Venture.

The Company manages the Mortgage Venture through PHH Broker Partner with the exception of certain specified actions that are subject to approval by Realogy through the Mortgage Venture's board of advisors, which consists of representatives of Realogy and PHH. The Mortgage Venture's board of advisors has no managerial authority, and its primary purpose is to provide a means for Realogy to exercise its approval rights over those specified actions of the Mortgage Venture for which Realogy's approval is required. PHH Mortgage operates under a management services agreement between PHH Mortgage and the Mortgage Venture (the "Management Services Agreement"), pursuant to which PHH Mortgage provides certain mortgage origination processing and administrative services for the Mortgage Venture. In exchange for such services, the Mortgage Venture pays PHH Mortgage a fee per service and a fee per loan, subject to a minimum amount.

The Mortgage Venture is financed through equity contributions, mortgage loans brokered through PHH Mortgage and unsecured subordinated indebtedness. The Company maintains a $75 million unsecured subordinated Intercompany Line of Credit with the Mortgage Venture. This indebtedness is not collateralized by the assets of the Mortgage Venture. The Company entered into the subordinated financing due to the disruptions in the credit markets and the limited availability of external financing. The Intercompany Line of Credit increases the Mortgage Venture's borrowing capacity to fund MLHS and supports certain covenants of the entity. There were no borrowings outstanding under this Intercompany Line of Credit as of December 31, 2009. As of December 31, 2008, there was $11 million outstanding under the variable-rate Intercompany Line of Credit that bore interest at 3.4%.

Subject to certain regulatory and financial covenant requirements, net income generated by the Mortgage Venture is distributed quarterly to its members pro rata based upon their respective ownership interests. The Mortgage Venture may also require additional capital contributions from the Company and Realogy under the terms of the Mortgage Venture Operating Agreement if it is required to meet minimum regulatory capital and reserve requirements imposed by any governmental authority or any creditor of the Mortgage Venture or its subsidiaries. During the years ended December 31, 2009 and 2008, the Company received $8 million and $4 million, respectively, of distributions from the Mortgage Venture. The Company did not make any capital contributions to support the Mortgage Venture during the years ended December 31, 2009 and 2008.

The Company is the primary beneficiary of the Mortgage Venture and the Mortgage Venture is therefore consolidated within the Company's Consolidated Financial Statements. Realogy's ownership interest is presented in the Consolidated Financial Statements as a noncontrolling interest. The Company's determination of the primary beneficiary was based on both quantitative and qualitative factors, which indicated that its variable interests will absorb a majority of the expected losses and receive a majority of the expected residual returns of the Mortgage

Venture. The Company has maintained the most significant variable interests in the entity, which include the majority ownership of common equity interests, the outstanding Intercompany Line of Credit, the Mortgage Venture Loan Purchase and Sale Agreement, and the Management Services Agreement. The Company has been the primary beneficiary of the Mortgage Venture since its inception, and there have been no current period events that would change the decision regarding whether or not to consolidate the Mortgage Venture.

The assets and liabilities of the Mortgage Venture, consolidated with its subsidiaries, included in the Company's Consolidated Balance Sheets are as follows:

	December 31,	
	2009	2008
	(In millions)	
ASSETS		
Cash	$ 40	$ 9
Restricted cash	—	25
Mortgage loans held for sale	60	152
Accounts receivable, net	2	3
Property, plant and equipment, net	1	1
Other assets	6	8
Total assets[(1)]	$ 109	$ 198
LIABILITIES		
Accounts payable and accrued expenses	$ 14	$ 10
Debt	—	116
Other liabilities	2	2
Total liabilities[(2)]	$ 16	$ 128

(1) See Note 11, "Debt and Borrowing Arrangements" for assets held as collateral related to the Mortgage Venture's borrowing arrangements, which are not available to pay the Mortgage Venture's general obligations.

(2) Total liabilities exclude $15 million and $10 million of intercompany payables as of December 31, 2009 and 2008, respectively, and $11 million outstanding under the Intercompany Line of Credit as of December 31, 2008.

As of December 31, 2009 and 2008, the Company's investment in the Mortgage Venture was $77 million and $86 million, respectively. In addition to this investment, the Company had $15 million and $21 million in receivables, including $11 million outstanding under the Intercompany Line of Credit as of December 31, 2008, from the Mortgage Venture as of December 31, 2009 and 2008, respectively.

During the years ended December 31, 2009 and 2008, the Mortgage Venture originated $10.3 billion and $8.7 billion, respectively, of residential mortgage loans.

The Company's Consolidated Statement of Operations for the year ended December 31, 2009 includes Net income for the Mortgage Venture of $38 million (net of $8 million of income eliminated for MLHS brokered or sold by the Mortgage Venture to PHH Mortgage and before $19 million of net income attributable to noncontrolling interest, which represents Realogy Corporation's share of the Net income).

The Company is not obligated to provide additional financial support to the Mortgage Venture; however, the termination of the Mortgage Venture could have a material adverse effect on the Company's business, financial position, results of operations or cash flows. Additionally, the insolvency or inability for Realogy to perform its obligations under the Mortgage Venture Operating Agreement, or its other agreements with the Company, could have a material adverse effect on the Company's business, financial position, results of operations or cash flows. The net assets of the Mortgage Venture are not available to pay the Company's general obligations.

Pursuant to the Mortgage Venture Operating Agreement, Realogy Venture Partner has the right to terminate the Strategic Relationship Agreement and terminate the Mortgage Venture upon the occurrence of certain events. If Realogy were to terminate its exclusivity obligations with respect to the Company or terminate the Mortgage Venture, it could have a material adverse impact on the Company's business, financial position, results of operations or cash flows.

In addition, beginning on February 1, 2015, Realogy Venture Partner may terminate the Mortgage Venture Operating Agreement at any time by giving two years' notice to the Company. Upon termination of the Mortgage Venture Operating Agreement by Realogy Venture Partner, Realogy will have the option either to require that PHH purchase Realogy's interest in the Mortgage Venture at fair value, plus, in certain cases, liquidated damages, or to cause the Company to sell its interest in the Mortgage Venture to a third party designated by Realogy at fair value plus, in certain cases, liquidated damages. In the case of a termination by Realogy following a change in control of PHH, the Company may be required to make a cash payment to Realogy in an amount equal to the Mortgage Venture's trailing 12 months net income multiplied by the greater of (i) the number of years remaining in the first 12 years of the term of the Mortgage Venture Operating Agreement or (ii) two years.

The Company has the right to terminate the Mortgage Venture Operating Agreement upon, among other things, a material breach by Realogy of a material provision of the Mortgage Venture Operating Agreement, in which case the Company has the right to purchase Realogy's interest in the Mortgage Venture at a price derived from an agreed-upon formula based upon fair market value (which is determined with reference to that trailing 12 months earnings before interest, taxes, depreciation and amortization ("EBITDA")) for the Mortgage Venture and the average market EBITDA multiple for mortgage banking companies.

Upon termination of the Mortgage Venture, all of the Mortgage Venture agreements will terminate automatically (excluding certain privacy, non-competition, venture-related transition provisions and other general provisions), and Realogy will be released from any restrictions under the Mortgage Venture agreements that may restrict its ability to pursue a partnership, joint venture or another arrangement with any third-party mortgage operation.

Chesapeake and D.L. Peterson Trust

The Company's Fleet Management Services segment provides fleet management services to corporate clients and government agencies. Vehicle acquisitions are primarily financed through the issuance of asset-backed variable funding notes issued by the Company's wholly owned subsidiary Chesapeake Funding LLC (as previously defined "Chesapeake"). D.L. Peterson Trust ("DLPT"), a bankruptcy remote statutory trust holds the title to all vehicles that collateralize the debt issued by Chesapeake. DLPT also acts as a lessor under both operating and direct financing lease agreements. Chesapeake's assets primarily consist of a loan made to a wholly owned subsidiary of the Company, Chesapeake Finance Holdings LLC ("Chesapeake Finance"). Chesapeake Finance owns all of the special units of beneficial interest in the leased vehicles and eligible leases and certain other assets issued by DLPT, representing all interests in DLPT.

The Company determined that each of Chesapeake, Chesapeake Finance and DLPT are VIEs due to insufficient equity investment at risk. The Company considered the nature and purpose of each of the entities and how the risk transferred to interest holders through their variable interests. The Company determined on a qualitative basis that it is the primary beneficiary of each of these entities. The Company holds the significant variable interests, which include its equity interests, the asset-backed debt issued by Chesapeake and its interests in DLPT. There are no significant variable interests that would absorb losses prior to the Company or that hold variable interests that exceed those of the Company.

The consolidated assets and liabilities of Chesapeake, Chesapeake Finance Holdings LLC and DLPT included in the Company's Balance Sheets are as follows:

	December 31,	
	2009	2008
	(In millions)	
ASSETS		
Cash and cash equivalents	$ 3	$ 4
Restricted cash[1]	297	320
Accounts receivable	21	22
Net investment in fleet leases	3,046	3,690
Other assets	22	4
Total assets[2]	$ 3,389	$ 4,040
LIABILITIES		
Accounts payable and accrued expenses	3	13
Debt[3]	2,859	3,371
Total liabilities	$ 2,862	$ 3,384

(1) Restricted cash primarily relates to amounts specifically designated to purchase assets, to repay debt and/or to provide over-collateralization related to the Company's vehicle management asset-backed debt arrangements.

(2) See Note 11, "Debt and Borrowing Arrangements" for assets held as collateral related to Chesapeake's borrowing arrangements, which are not available to pay the Company's general obligations.

(3) See Note 11, "Debt and Borrowing Arrangements" for additional information regarding the variable funding and term notes issued by Chesapeake.

See Note 23, "Subsequent Events" for a discussion regarding the issuance of vehicle management asset-backed term notes by the Company's special purpose trust subsequent to December 31, 2009.

20. Related Party Transactions

Spin-Off from Cendant

Prior to the Spin-Off, the Company entered into various agreements with Cendant and Realogy in connection with the Spin-Off. The Company continues to operate under certain of these agreements, including: (i) the Mortgage Venture Operating Agreement, the related trademark license agreements with PHH Mortgage (the "PHH Mortgage Trademark License Agreement") and the Mortgage Venture (the "Mortgage Venture Trademark License Agreement") (collectively, the "Trademark License Agreements"), the Management Services Agreement, the marketing agreement between PHH Mortgage and Coldwell Banker Real Estate Corporation, Century 21 Real Estate LLC, ERA Franchise Systems, Inc. and Sotheby's International Affiliates, Inc. (the "Marketing Agreement") and other agreements for the purpose of originating and selling mortgage loans primarily sourced through NRT and Cartus; (ii) a strategic relationship agreement between PHH Mortgage, PHH Home Loans, PHH Broker Partner, Realogy, Realogy Venture Partner and Cendant (the "Strategic Relationship Agreement") and (iii) the Amended Tax Sharing Agreement governing the allocation of liability for taxes between Cendant and the Company, indemnification for liability for taxes and responsibility for preparing and filing tax returns and defending tax contests, as well as other tax-related matters.

See Note 19, "Variable Interest Entities" for disclosure regarding the potential impacts to the Company in the event of a termination of the Strategic Relationship Agreement and the Mortgage Venture.

Certain Business Relationships

James W. Brinkley, one of the Company's Directors, was Vice Chairman of Smith Barney's Global Private Client Group ("SBGPCG") until May 31, 2009, at which time, Citigroup Inc. ("Citigroup") and Morgan Stanley created a joint venture entity known as Morgan Stanley Smith Barney Holdings LLC ("MSSB Holdings") in which Citigroup holds a minority ownership interest and to which Citigroup contributed, among other things, the business of SBGPCG. Since May 31, 2009, Mr. Brinkley has served as Vice Chairman of the Morgan Stanley Smith Barney Global Wealth Management division of MSSB Holdings. The Company has no relationships with MSSB Holdings. The Company has certain relationships with the Corporate and Investment Banking segment of Citigroup. The fees paid to Citigroup, including interest expense, were approximately $20 million, $53 million and $56 million during the years ended December 31, 2009, 2008 and 2007, respectively. During the years ended December 31, 2009 and 2008, the Company paid a net payment of $11 million and $8 million, respectively, for the 2014 Purchased Options and 2014 Sold Warrants and the 2012 Purchased Options and 2012 Sold Warrants, respectively. Citigroup is a lender, along with various other lenders, in several of the Company's credit facilities and vehicle management asset-backed debt. The Company's indebtedness to Citigroup was $103 million and $702 million as of December 31, 2009 and 2008, respectively, and was made in the ordinary course of business upon terms, including interest rates and collateral, substantially the same as those prevailing at the time for comparable loans. The Company also executed derivative transactions through Citigroup during the year ended December 31, 2008 with total notional amounts of $6.5 billion. These derivative transactions were entered into in the ordinary course of business through a competitive bid process. In addition, during the year ended December 31, 2007, the Company sold MSRs associated with $19.6 billion of the unpaid principal balance of the underlying mortgage loans to CitiMortgage, Inc., a subsidiary of Citigroup, in the ordinary course of business through an arm's-length transaction. MSRs sold to Citigroup during the year ended December 31, 2008 were not significant.

21. Segment Information

The Company conducts its operations through three business segments: Mortgage Production, Mortgage Servicing and Fleet Management Services. Certain income and expenses not allocated to the three reportable segments and intersegment eliminations are reported under the heading Other.

The Company's management evaluates the operating results of each of its reportable segments based upon Net revenues and segment profit or loss, which is presented as the income or loss before income tax provision or benefit and after net income or loss attributable to noncontrolling interest. The Mortgage Production segment profit or loss excludes Realogy Corporation's noncontrolling interest in the profit or loss of the Mortgage Venture.

The Company's segment results were as follows:

	Year Ended December 31, 2009					
	Mortgage Production Segment	Mortgage Servicing Segment	Combined Mortgage Services Segments	Fleet Management Services Segment	Other[1][2]	Total
			(In millions)			
Net revenues	$ 880	$ 82	$ 962	$ 1,649	$ (5)	$ 2,606
Segment profit (loss)[3]	306	(85)	221	54	(15)	260
Interest income	79	12	91	9	(2)	98
Interest expense	90	61	151	95	(10)	236
Depreciation on operating leases	—	—	—	1,267	—	1,267
Other depreciation and amortization	14	1	15	11	—	26
Total assets	1,464	2,269	3,733	4,331	59	8,123

	Year Ended December 31, 2008					
	Mortgage Production Segment	Mortgage Servicing Segment	Combined Mortgage Services Segments	Fleet Management Services Segment	Other[1][2]	Total
	(In millions)					
Net revenues	$ 462	$ (276)	$ 186	$ 1,827	$ 43	$ 2,056
Segment (loss) profit [3][4]	(90)	(430)	(520)	62	42	(416)
Interest income	92	83	175	16	(2)	189
Interest expense	99	72	171	169	(7)	333
Depreciation on operating leases	—	—	—	1,299	—	1,299
Other depreciation and amortization	13	1	14	11	—	25
Total assets	1,228	2,056	3,284	4,956	33	8,273

	Year Ended December 31, 2007					
	Mortgage Production Segment	Mortgage Servicing Segment	Combined Mortgage Services Segments	Fleet Management Services Segment	Other[1][2]	Total
	(In millions)					
Net revenues	$ 205	$ 176	$ 381	$ 1,861	$ (2)	$ 2,240
Segment (loss) profit[3]	(226)	75	(151)	116	(12)	(47)
Interest income	171	182	353	28	(10)	371
Interest expense	190	85	275	215	(10)	480
Depreciation on operating leases	—	—	—	1,264	—	1,264
Other depreciation and amortization	15	2	17	12	—	29
Total assets	1,840	2,498	4,338	5,023	(4)	9,357

[1] Amounts included under the heading Other represent intersegment eliminations and amounts not allocated to the Company's reportable segments.

[2] Segment loss of $15 million reported under the heading Other for the year ended December 31, 2009 represents expenses not allocated to the Company's reportable segments, approximately $3 million of which represents severance for the Company's former chief executive officer. Segment profit of $42 million and segment loss of $12 million reported under the heading Other for the years ended December 31, 2008 and 2007, respectively, represent income and expenses related to a terminated agreement with General Electric Capital Corporation. On January 2, 2008, the Company entered into a settlement agreement with the respective parties and received a reverse termination fee of $50 million, which is included in Other income in the Statement of Operations for the year ended December 31, 2008, partially offset by $4.5 million for the reimbursement of certain fees for third-party consulting services.

[3] The following is a reconciliation of Income (loss) before income taxes to segment profit (loss):

	Year Ended December 31,		
	2009	2008	2007
	(In millions)		
Income (loss) before income taxes	$ 280	$ (443)	$ (45)
Less: net income (loss) attributable to noncontrolling interest	20	(27)	2
Segment profit (loss)	$ 260	$ (416)	$ (47)

[4] During the year ended December 31, 2008, the Company recorded a non-cash Goodwill impairment of $61 million related to the PHH Home Loans reporting unit, which is included in the Mortgage Production segment. Net loss attributable to

noncontrolling interest for the year ended December 31, 2008 was impacted by $30 million as a result of the Goodwill impairment. Segment loss for the year ended December 31, 2008 was impacted by $31 million as a result of the Goodwill impairment.

The Company's operations are substantially located in the U.S.

22. Selected Quarterly Financial Data — (unaudited)

Provided below is selected unaudited quarterly financial data for 2009 and 2008.

	Quarter Ended			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
	(In millions, except per share data)			
Net revenues	$ 587	$ 768	$ 507	$ 744
Income (loss) before income taxes	5	186	(80)	169
Net income (loss)	5	111	(48)	105
Net income (loss) attributable to PHH Corporation	2	106	(52)	97
Basic earnings (loss) per share attributable to PHH Corporation	$ 0.04	$ 1.93	$ (0.94)	$ 1.76
Diluted earnings (loss) per share attributable to PHH Corporation	0.04	1.91	(0.94)	1.74

	Quarter Ended			
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
	(In millions, except per share data)			
Net revenues	$ 642	$ 663	$ 533	$ 218
Income (loss) before income taxes	44	32	(141)	(378)
Net income (loss)	34	15	(113)	(217)
Net income (loss) attributable to PHH Corporation	30	16	(84)	(216)
Basic earnings (loss) per share attributable to PHH Corporation	$ 0.55	$ 0.31	$ (1.56)	$ (3.98)
Diluted earnings (loss) per share attributable to PHH Corporation	0.55	0.30	(1.56)	(3.98)

23. Subsequent Events

On January 27, 2010, Fleet Leasing Receivables Trust ("FLRT") issued approximately $119 million of senior Class A-1 term asset-backed notes which was comprised of two subclasses of senior term asset backed notes (the "Series 2010-1 Class A-1 Notes") and approximately $224 million of senior Class A-2 term asset-backed notes under Series 2010-1 which was comprised of two subclasses of senior term asset backed notes (the "Series 2010-1 Class A-2 Notes" and together with the Series 2010-1 Class A-1 Notes, collectively the "Series 2010-1 Class A Notes") to finance a fixed pool of eligible lease assets in Canada. Three of the four subclasses of Series 2010-1 Class A Notes were denominated in Canadian dollars with the remaining subclass of Series 2010-1 Class A Notes denominated in U.S. dollars. The Series 2010-1 Class A-1 notes and Class A-2 notes are amortizing notes and have maturity dates of February 15, 2011 and November 15, 2013, respectively. The Series 2010-1 Class A Notes are collateralized by approximately $377 million of leased vehicles and related assets, which are not available to pay our general obligations. The lease cash flows related to the underlying collateralized leases will be used to repay the principal outstanding under the Series 2010-1 Class A Notes. FLRT is a Canadian special purpose trust and its primary business activities include the acquisition, disposition and administration of purchased or acquired lease assets from our other Canadian subsidiaries and the borrowing of funds or the issuance of securities to finance such acquisitions.

PHH CORPORATION AND SUBSIDIARIES
SUPPLEMENTARY FINANCIAL DATA
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT

PHH CORPORATION
CONDENSED STATEMENTS OF OPERATIONS
(In millions)

	Year Ended December 31,		
	2009	2008	2007
Revenues:			
Net revenues from consolidated subsidiaries	$ 52	$ 61	$ 119
Other income	—	50	—
Net revenues	52	111	119
Expenses:			
Salaries and related expenses	22	12	10
Interest expense	79	83	145
Interest income	—	—	(4)
Other operating expenses	20	23	35
Total expenses	121	118	186
Loss before income taxes and equity in earnings of subsidiaries	(69)	(7)	(67)
Benefit from income taxes	(26)	(3)	(26)
Loss before equity in earnings of subsidiaries	(43)	(4)	(41)
Equity in earnings (loss) of subsidiaries	196	(250)	29
Net income (loss)	$ 153	$ (254)	$ (12)

See Notes to Condensed Financial Statements.

PHH CORPORATION AND SUBSIDIARIES
SUPPLEMENTARY FINANCIAL DATA
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT

PHH CORPORATION
CONDENSED BALANCE SHEETS
(In millions)

	December 31,	
	2009	2008
ASSETS		
Cash and cash equivalents	$ 2	$ 2
Due from consolidated subsidiaries	833	887
Investment in consolidated subsidiaries	2,571	2,351
Other assets	204	177
Total assets	$ 3,610	$ 3,417
LIABILITIES AND EQUITY		
Debt	$ 1,200	$ 1,606
Due to consolidated subsidiaries	784	498
Other liabilities	134	47
Total liabilities	2,118	2,151
Commitments and contingencies	—	—
EQUITY		
Preferred stock	—	—
Common stock	1	1
Additional paid-in capital	1,056	1,005
Retained earnings	416	263
Accumulated other comprehensive income (loss)	19	(3)
Total PHH Corporation stockholders' equity	1,492	1,266
Total liabilities and equity	$ 3,610	$ 3,417

See Notes to Condensed Financial Statements.

PHH CORPORATION AND SUBSIDIARIES
SUPPLEMENTARY FINANCIAL DATA
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT

PHH CORPORATION
CONDENSED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2009	2008	2007
Net cash provided by (used in) operating activities	$ 48	$ 2	$ (18)
Cash flows from investing activities:			
Investment in consolidated subsidiaries	—	(2)	(31)
Dividends from consolidated subsidiaries	19	2	23
Net cash provided by (used in) investing activities	19	—	(8)
Cash flows from financing activities:			
Net cash provided by (used in) consolidated subsidiaries	315	(81)	601
Net decrease in short-term borrowings	—	(133)	(304)
Proceeds from borrowings	2,762	3,505	1,512
Principal payments on borrowings	(3,118)	(3,262)	(1,794)
Proceeds from the sale of Sold Warrants (See Note 1)	35	24	—
Cash paid for Purchased Options	(66)	(51)	—
Cash paid for debt issuance costs	(1)	(9)	(2)
Issuances of Company Common stock	4	—	6
Other, net	2	—	3
Net cash (used in) provided by financing activities	(67)	(7)	22
Net decrease in Cash and cash equivalents	—	(5)	(4)
Cash and cash equivalents at beginning of period	2	7	11
Cash and cash equivalents at end of period	$ 2	$ 2	$ 7

See Notes to Condensed Financial Statements.

PHH CORPORATION AND SUBSIDIARIES
SUPPLEMENTARY FINANCIAL DATA
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT

PHH CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

1. Debt and Borrowing Arrangements

The following tables summarize the components of the Company's unsecured indebtedness:

	December 31, 2009			
	Balance	Capacity[1]	Interest Rate[2]	Maturity/ Expiry Date
	(Dollars in millions)			
Term Notes[3]	$ 439	$ 439	6.5%- 7.9%[4]	4/2010- 4/2018
Credit Facilities[5]	360	1,225	1.0%[6]	1/6/2011
Convertible Notes[7]	401	401	4.0%	4/2012- 9/2014
Total Debt	$ 1,200	$ 2,065		

	December 31, 2008			
	Balance	Capacity[1]	Interest Rate[2]	Maturity/ Expiry Date
	(Dollars in millions)			
Term Notes[3]	$ 441	$ 441	6.5%- 7.9%[4]	4/2010- 4/2018
Credit Facilities[5]	957	1,223	1.3%[6]	1/6/2011
Convertible Notes[7]	208	208	4.0%	4/15/2012
Total Debt	$ 1,606	$ 1,872		

(1) Capacity is dependent upon maintaining compliance with, or obtaining waivers of, the terms, conditions and covenants of the respective agreements.

(2) Interest rate as of December 31, 2009 and 2008 represents the stated interest rates of the Company's term notes outstanding as of that date, the variable rate of the credit facilities, the stated interest rate of the Convertible Notes (as defined below) and the weighted-average interest rate on the Company's outstanding unsecured commercial paper.

(3) Represents medium-term notes (the "MTNs") publicly issued under the indenture, dated as of November 6, 2000 (as amended and supplemented, the "MTN Indenture") by and between PHH and The Bank of New York, as successor trustee for Bank One Trust Company, N.A. During the year ended December 31, 2008, MTNs with a carrying value of $200 million were repaid upon maturity.

(4) The effective rate of interest of the Company's outstanding MTNs was 7.2% as of both December 31, 2009 and 2008.

(5) Credit facilities primarily represents a $1.3 billion Amended and Restated Competitive Advance and Revolving Credit Agreement (the "Amended Credit Facility"), dated as of January 6, 2006, among PHH, a group of lenders and JPMorgan Chase Bank, N.A., as administrative agent.

(6) Represents the interest rate on the Amended Credit Facility as of December 31, 2009 and 2008 excluding per annum utilization and facility fees. See "— Unsecured Debt — Credit Facilities" below for additional information.

(7) On April 2, 2008, the Company completed a private offering of the 4.0% Convertible Notes due 2012 (the "2012 Convertible Notes") with an aggregate principal amount of $250 million and a maturity date of April 15, 2012 to certain qualified institutional buyers. The effective rate of interest of the 2012 Convertible Notes was 12.4% as of December 31, 2009. On September 29, 2009, the Company completed a private offering of the 4.0% Convertible Senior Notes due 2014 (the "2014 Convertible Notes") with an aggregate principal balance of $250 million and a maturity date of September 1, 2014 to certain qualified institutional buyers. The effective rate of interest of the 2014 Convertible Notes was 13.0% as of December 31, 2009.

Unsecured Debt

Credit Facilities

Pricing under the Amended Credit Facility is based upon the Company's senior unsecured long-term debt ratings. If the ratings on the Company's senior unsecured long-term debt assigned by Moody's Investors Service, Standard & Poor's and Fitch Ratings are not equivalent to each other, the second highest credit rating assigned by them determines pricing under the Amended Credit Facility. On February 11, 2009, Standard & Poor's downgraded its rating of the Company's senior unsecured long-term debt from BBB- to BB+, and Fitch Ratings' rating of the Company's senior unsecured long-term debt was lowered to BB+ on February 26, 2009. In addition, on March 2, 2009, Moody's Investors Service downgraded its rating of the Company's senior unsecured long-term debt from Ba1 to Ba2. As of December 31, 2009 and 2008, borrowings under the Amended Credit Facility bore interest at a margin of 70.0 basis points ("bps") and 47.5 bps, respectively, over a benchmark index of either the London Interbank Offered Rate ("LIBOR") or the federal funds rate (the "Benchmark Rate"). The Amended Credit Facility also requires the Company to pay utilization fees if its usage exceeds 50% of the aggregate commitments under the Amended Credit Facility and per annum facility fees. As of both December 31, 2009 and 2008, the per annum utilization fees were 12.5 bps. As of December 31, 2009 and 2008, the facility fees were 17.5 bps and 12.5 bps, respectively.

Convertible Notes

The 2014 Convertible Notes and the 2012 Convertible Notes (collectively, the "Convertible Notes") are senior unsecured obligations of the Company, which rank equally with all of its existing and future senior debt. The 2014 Convertible Notes are governed by an indenture (the "2014 Convertible Notes Indenture"), dated September 29, 2009, between the Company and The Bank of New York Mellon, as trustee. The 2012 Convertible Notes are governed by an indenture (the "2012 Convertible Notes Indenture"), dated April 2, 2008, between the Company and The Bank of New York Mellon, as trustee.

Under the 2014 Convertible Notes Indenture and the 2012 Convertible Notes Indenture (collectively, the "Convertible Notes Indentures"), holders may convert (the "2014 Conversion Option" and the "2012 Conversion Option," respectively) all or any portion of the 2014 Convertible Notes and the 2012 Convertible Notes at any time from, and including, March 1, 2014 and October 15, 2011, respectively, through the third business day immediately preceding their maturity on September 1, 2014 and April 15, 2012, respectively, or prior to March 1, 2014 and October 15, 2011, respectively, in the event of the occurrence of certain triggering events related to the price of the Convertible Notes, the price of the Company's Common stock or certain corporate events. Upon conversion, the Company will deliver the principal portion in cash and, if the conversion price calculated for each business day over a period of 60 consecutive business days exceeds the principal amount (the "Conversion Premium"), shares of its Common stock or cash for the Conversion Premium, but currently only in cash for the 2014 Convertible Notes, as further discussed below. Subject to certain exceptions, the holders of the Convertible Notes may require the Company to repurchase all or a portion of their Convertible Notes upon a fundamental change, as defined under the Convertible Notes Indentures. The Company will generally be required to increase the conversion rate for holders that elect to convert their Convertible Notes in connection with a make-whole fundamental change. In addition, the conversion rate may be adjusted upon the occurrence of certain events. The Company may not redeem the 2014 Convertible Notes or the 2012 Convertible Notes prior to their maturity on September 1, 2014 and April 15, 2012, respectively.

In connection with the issuance of the 2014 Convertible Notes and the 2012 Convertible Notes, the Company entered into convertible note hedging transactions with respect to the Conversion Premium (the "2014 Purchased Options" and the "2012 Purchased Options," respectively) and warrant transactions whereby the Company sold warrants to acquire, subject to certain anti-dilution adjustments, shares of its Common stock (the "2014 Sold Warrants" and the "2012 Sold Warrants," respectively). The 2014 Purchased Options and 2014 Sold Warrants are intended to reduce the potential dilution of the Company's Common stock upon potential future conversion of the 2014 Convertible Notes and generally have the effect of increasing the conversion price of the 2014 Convertible Notes from $25.805 (based on the initial conversion rate of 38.7522 shares of the Company's Common stock per $1,000 principal amount of the 2014 Convertible Notes) to $34.74 per share. The 2012 Purchased Options and 2012 Sold Warrants are intended to reduce the potential dilution to the Company's Common stock upon potential future conversion of the 2012 Convertible Notes and generally have the effect of increasing the conversion price of the 2012 Convertible Notes from $20.50 (based on the initial conversion rate of 48.7805 shares of the Company's Common stock per $1,000 principal amount of the 2012 Convertible Notes) to $27.20 per share.

The 2014 Convertible Notes and 2012 Convertible Notes bear interest at 4.0% per year, payable semiannually in arrears in cash on March 1st and September 1st and April 15th and October 15th, respectively. In connection with the issuance of the 2014 Convertible Notes and 2012 Convertible Notes, the Company recognized an original issue discount and issuance costs of $74 million and $60 million, respectively, which are being accreted to Mortgage interest expense in the Condensed Statements of Operations through March 1, 2014 and October 15, 2011, respectively, or the earliest conversion date of the 2014 Convertible Notes and 2012 Convertible Notes.

The New York Stock Exchange regulations require stockholder approval prior to the issuance of shares of common stock or securities convertible into common stock that will, or will upon issuance, equal or exceed 20% of outstanding shares of common stock. Unless and until stockholder approval to exceed this limitation is obtained, the Company will settle conversion of the 2014 Convertible Notes entirely in cash. Based on these settlement terms, the Company determined that at the time of issuance of the 2014 Convertible Notes, the 2014 Conversion Option and 2014 Purchased Options did not meet all the criteria for equity classification and, therefore, recognized the Conversion Option and Purchased Options as a derivative liability and derivative assets, respectively, with the offsetting changes in their fair value recognized in Mortgage interest expense in the Condensed Financial Statements. As of December 31, 2009 and 2008, the Company determined that the 2014 Sold Warrants, 2012 Sold Warrants, 2012 Conversion Option and 2012 Purchased Options are all indexed to its own stock and met all the criteria for equity classification. As such, these derivative instruments are recorded within Additional paid-in capital in the Condensed Financial Statements and have no impact on the Company's Condensed Statements of Operations.

Debt Maturities

The following table provides the contractual maturities of the Company's indebtedness at December 31, 2009:

	Unsecured Debt
	(In millions)
Within one year	$ 5
Between one and two years	360
Between two and three years	250
Between three and four years	420
Between four and five years	250
Thereafter	8
	$ 1,293

As of December 31, 2009, available funding under the Company's unsecured committed credit facilities consisted of:

	Capacity[1]	Utilized Capacity	Available Capacity
		(In millions)	
Unsecured committed credit facilities[2]	$ 1,225	$ 374	$ 851

[1] Capacity is dependent upon maintaining compliance with, or obtaining waivers of, the terms, conditions and covenants of the respective agreements.

[2] Utilized capacity includes $14 million of letters of credit issued under the Amended Credit Facility. This excludes capacity of the Amended Credit Facility's Canadian sub-facility.

Debt Covenants

Certain of the Company's debt arrangements require the maintenance of certain financial ratios and contain restrictive covenants, including, but not limited to, material adverse change, liquidity maintenance, restrictions on indebtedness of material subsidiaries, mergers, liens, liquidations and sale and leaseback transactions. The Amended Credit Facility requires that the Company maintain: (i) on the last day of each fiscal quarter, net worth of $1.0 billion plus 25% of net income, if positive, for each fiscal quarter ended after December 31, 2004 and (ii) at any time, a ratio of indebtedness to tangible net worth no greater than 10:1. The MTN Indenture requires that the Company maintain a debt to tangible equity ratio of not more than 10:1. The MTN Indenture also restricts the Company from paying dividends if, after giving effect to the dividend payment, the debt to equity ratio exceeds 6.5:1. At December 31, 2009, the Company was in compliance with all of its financial covenants related to its debt arrangements.

Under certain of the Company's financing, servicing, hedging and related agreements and instruments (collectively, the "Financing Agreements"), the lenders or trustees have the right to notify the Company if they believe it has breached a covenant under the operative documents and may declare an event of default. If one or more notices of default were to be given, the Company believes it would have various periods in which to cure certain of such events of default. If it does not cure the events of default or obtain necessary waivers within the required time periods, the maturity of some of its debt could be accelerated and its ability to incur additional indebtedness could be restricted. In addition, events of default or acceleration under certain of the Company's Financing Agreements would trigger cross-default provisions under certain of its other Financing Agreements.

2. Guarantees and Indemnifications

PHH Corporation provides guarantees to third parties on behalf of its consolidated subsidiaries. These include guarantees of payments under derivative contracts that are used to manage interest rate risk, rent payments to landlords under operating lease agreements, payments of principal under certain borrowing arrangements and guarantees of performance under certain service arrangements.

PHH CORPORATION AND SUBSIDIARIES
SUPPLEMENTARY FINANCIAL DATA
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

PHH CORPORATION AND SUBSIDIARIES
(In millions)

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at End of Period
Year Ended December 31, 2009:					
Deferred tax asset valuation allowance	$ 74	$ 2	$ —	$ (6)	$ 70
Year Ended December 31, 2008:					
Deferred tax asset valuation allowance	69	5	—	—	74
Year Ended December 31, 2007:					
Deferred tax asset valuation allowance	63	(20)	26[1]	—	69

[1] As a result of the implementation of updates to Accounting Standards Codification 740 "Income Taxes," the Company recorded a $26 million increase to its deferred income tax assets and a $26 million increase to its valuation allowance against those deferred income tax assets.

PHH CORPORATION
(In millions)

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at End of Period
Year Ended December 31, 2009:					
Deferred tax asset valuation allowance	$ 6	$ 2	$ —	$ —	$ 8
Year Ended December 31, 2008:					
Deferred tax asset valuation allowance	6	—	—	—	6
Year Ended December 31, 2007:					
Deferred tax asset valuation allowance	6	—	—	—	6

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K for the year ended December 31, 2009 (the "Form 10-K"), management performed, with the participation of our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. Based on that evaluation, management concluded that our disclosure controls and procedures were effective as of December 31, 2009.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States ("GAAP"). The effectiveness of any system of internal control over financial reporting is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating and evaluating our internal control over financial reporting. Because of these inherent limitations, internal control over financial reporting cannot provide absolute assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that our internal control over financial reporting may become inadequate because of changes in conditions or other factors, or that the degree of compliance with the policies or procedures may deteriorate.

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 as required under Section 404 of the Sarbanes-Oxley Act of 2002. Management's assessment of the effectiveness of our internal control over financial reporting was conducted using the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management concluded that our internal control over financial reporting was effective as of December 31, 2009. The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Touche LLP, our independent registered public accounting firm, as stated in their attestation report which is included in this Form 10-K.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of PHH Corporation:

We have audited the internal control over financial reporting of PHH Corporation and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2009 of the Company and our report dated March 1, 2010 expressed an unqualified opinion on those financial statements and financial statement schedules and included an explanatory paragraph regarding the change in the Company's method for accounting for certain financial assets and liabilities measured at fair value on January 1, 2008.

/s/ Deloitte & Touche LLP

Philadelphia, PA
March 1, 2010

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Information required by this Item and not otherwise set forth below is incorporated herein by reference to the information under the headings "Board of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance" and "Committees of the Board" in the Company's definitive Proxy Statement related to the Company's 2010 Annual Meeting of Stockholders, which the Company expects to file with the Commission, pursuant to Regulation 14A, no later than 120 days after December 31, 2009 (the "2010 Proxy Statement").

EXECUTIVE OFFICERS

Our executive officers as of March 1, 2010 are set forth in the table below. All executive officers are appointed by and serve at the pleasure of the Board of Directors.

Name	Age	Position(s)
Jerome J. Selitto	68	President and Chief Executive Officer
Sandra E. Bell	52	Executive Vice President and Chief Financial Officer
Mark R. Danahy	50	Executive Vice President, Mortgage
George J. Kilroy	62	Executive Vice President, Fleet
Adele T. Barbato	61	Senior Vice President and Chief Human Resources Officer
Jeff S. Bell	39	Senior Vice President and Chief Information Officer
William F. Brown	52	Senior Vice President, General Counsel and Secretary
Mark E. Johnson	50	Senior Vice President and Treasurer
Jonathan T. McGrain	46	Senior Vice President, Corporate Communications
Milton S. Prime	47	Senior Vice President
Michael D. Orner	42	Vice President and Controller

Jerome J. Selitto serves as our President and Chief Executive Officer, a position he has held since October 2009. From 2000 to October 2009, Mr. Selitto worked at Ellie Mae as a senior consultant and as a member of the senior management team. In 2000, Mr. Selitto founded DeepGreen Financial, an innovative web-based federal savings bank and mortgage company that grew to become one of the nation's most successful online home equity lenders. From 1992 to 1999, he served as founder and Vice Chairman of Amerin Guaranty Corporation (now Radian Guaranty), a mortgage insurance company. Mr. Selitto previously served as a Managing Director at First Chicago Corporation and PaineWebber Inc., and as a senior executive at Kidder, Peabody & Co., William R. Hough & Company, and the Florida Federal Savings and Loan Association.

Sandra E. Bell serves as our Executive Vice President and Chief Financial Officer, a position she has held since October 2008. From the end of 2006 to October 2008, Ms. Bell was the Managing Partner of Taurus Advisors, LLC, a strategic financial advisory firm involved in advising clients on investments in the financial sector. From 2004 to 2006, Ms. Bell served as Executive Vice President and Chief Financial Officer of the Federal Home Loan Bank of Cincinnati where she managed the development, profitability and risk of its core business lines and led the strategic financial management and reporting functions. Ms. Bell also served as Managing Director at Deutsche Bank Securities from 1991 to 2004.

Mark R. Danahy serves as our Executive Vice President, Mortgage and as President and Chief Executive Officer of PHH Mortgage, a position he has held since December 2008. From April 2001 to December 2008, Mr. Danahy served as Senior Vice President and Chief Financial Officer of PHH Mortgage, during which time he was responsible for directing the mortgage accounting and financial planning teams, which include financial reporting, asset valuation and capital markets accounting, planning and forecasting. Mr. Danahy joined Cendant Mortgage in December 2000 as Controller. From 1999 to 2000, Mr. Danahy served as Senior Vice President, Capital Market Operations for GE Capital Market Services, Inc.

George J. Kilroy serves as our Executive Vice President, Fleet and as President and Chief Executive Officer of PHH Arval, a position he has held since March 2001. Mr. Kilroy is responsible for the management of PHH Arval. From June 2009 to October 2009, Mr. Kilroy also served as our Acting Chief Executive Officer and President. From May 1997 to March 2001, Mr. Kilroy served as Senior Vice President, Business Development and was responsible for new client sales, client relations and marketing for PHH Arval's United States operations. Mr. Kilroy joined PHH Arval in 1976 as an Account Executive in the Truck and Equipment Division and has held positions of increasing responsibility, including head of Diversified Services and Financial Services.

Adele T. Barbato serves as our Senior Vice President and Chief Human Resources Officer, responsible for driving business growth and shareholder value through an effective human capital strategy across the Company. Ms. Barbato is accountable for human resources strategy, change management, staffing, talent management including learning and development, compensation and benefits, employee relations, human resources information systems and payroll. Ms. Barbato has global expertise in transformational leadership aligning talent with the business strategy across several industries including technology and services, clinical health information management and higher education. Prior to joining PHH in 2010, Ms. Barbato was the first senior vice president, human resources of Drexel University and established a strategic and business oriented HR function. Ms. Barbato previously held senior management roles with MedQuist, Inc., Unisys Corporation and Sperry Corporation.

Jeff S. Bell serves as Senior Vice President and Chief Information Officer, responsible for developing and executing operational strategies to promote organizational growth and optimal utilization of emerging technologies across the Company. Before joining PHH in 2010, Mr. Bell had more than 15 years of technology experience including large scale acquisition integrations, one of which was the seamless transition of combining the former Countrywide and Bank of America's technology platforms. Prior to the acquisition, Mr. Bell was the executive vice president of eCommerce within Countrywide's Consumer Markets Division and was responsible for web properties, platforms, and systems for consumer direct channel, joint ventures; including private labeled and cobranded properties with several national builders, realtors, and brokerage houses. He also managed over 2,000 wholesale websites for individual brokers originating Countrywide products. Mr. Bell previously held senior management roles with AndersonBell Partners, Kaleidico, LLC and DeepGreen Bank.

William F. Brown serves as our Senior Vice President, General Counsel and Secretary, a position he has held since February 2005. Mr. Brown has served as Senior Vice President and General Counsel of Cendant Mortgage since June 1999 and oversees its legal, contract, licensing and regulatory compliance functions. From June 1997 to June 1999, Mr. Brown served as Vice President and General Counsel of Cendant Mortgage. From January 1995 to June 1997, Mr. Brown served as Counsel in the PHH Corporate Legal Department.

Mark E. Johnson serves as our Senior Vice President and Treasurer, a position he has held since December 2008. Mr. Johnson served as Vice President and Treasurer from February 2005 to December 2008. Prior to the Spin-Off, Mr. Johnson served as Vice President, Secondary Marketing of Cendant Mortgage since May 2003 and was responsible for various funding initiatives and financial management of certain subsidiary operations. From May 1997 to May 2003, Mr. Johnson served as Assistant Treasurer of Cendant, where he had a range of responsibilities, including banking and rating agency relations and management of unsecured funding and securitization.

Jonathan T. McGrain serves as our Senior Vice President, Corporate Communications, a position he has held since January 2010. Mr. McGrain is responsible for all internal and external communications, media and investor relations, company branding and marketing and communication strategies. Prior to joining us, Mr. McGrain served as a consultant to financial services clients in Asia and the United States, where he developed the brand identity of the first private mortgage insurance company to be launched since the start of the financial crisis. He previously held senior management roles with VinaCapital Investment Management Ltd., Clayton Holdings, Inc. and Radian Group Inc.

Milton S. Prime serves as our Senior Vice President, a position he has held since December 2009. From April 2006 to December 2009, Mr. Prime served as Vice President of Internal Audit, during which time he was responsible for directing the internal audit activities of PHH Corporation. From February 2005 to April 2006, Mr. Prime served as Vice President of Internal Audit for PHH Mortgage Corporation. Prior to joining us, Mr. Prime served as Vice President of Financial Control for Mizuho Corporate Bank, USA, where he was employed from August 1996 to June 2004.

Michael D. Orner serves as our Vice President and Controller, a position he has held since March 2005. Prior to joining us, Mr. Orner was employed by Millennium Chemicals, Inc. as Corporate Controller from January 2003 through March 2005 and Director of Accounting and Financial Reporting from December 1999 through December 2002. Prior to joining Millennium Chemicals, Inc., Mr. Orner served as a Senior Manager, Audit and Business Advisory Services for PricewaterhouseCoopers LLP, where he was employed from September 1989 through November 1999.

Item 11. *Executive Compensation*

Information required under this Item is incorporated herein by reference to the information under the headings "Executive Compensation," "Director Compensation" and "Compensation Committee Report" in the Company's 2010 Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information required under this Item is incorporated herein by reference to the information under the headings "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" in the Company's 2010 Proxy Statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information required under this Item is incorporated herein by reference to the information under the headings "Certain Relationships and Related Transactions" and "Board of Directors — Independence of the Board of Directors" in the Company's 2010 Proxy Statement.

Item 14. *Principal Accounting Fees and Services*

Information required under this Item is incorporated herein by reference to the information under the heading "Principal Accountant Fees and Services" in the Company's 2010 Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a)(1). Financial Statements

Information in response to this Item is included in Item 8 of Part II of this Form 10-K.

(a)(2). Financial Statement Schedules

Information in response to this Item is included in Item 8 of Part II of this Form 10-K and incorporated herein by reference to Exhibit 12 attached to this Form 10-K.

(a)(3) and (b). Exhibits

Information in response to this Item is incorporated herein by reference to the Exhibit Index to this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on this 1st day of March, 2010.

PHH CORPORATION

By: /s/ JEROME J. SELITTO

Name: Jerome J. Selitto
Title: President and Chief Executive Officer

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. The undersigned hereby constitute and appoint Jerome J. Selitto, Sandra E. Bell and William F. Brown, and each of them, their true and lawful agents and attorneys-in-fact with full power and authority in said agents and attorneys-in-fact, and in any one or more of them, to sign for the undersigned and in their respective names as Directors and officers of PHH Corporation, any amendment or supplement hereto. The undersigned hereby confirm all acts taken by such agents and attorneys-in-fact, or any one or more of them, as herein authorized.

Signature	Title	Date
/s/ JEROME J. SELITTO Jerome J. Selitto	President, Chief Executive Officer and Director (Principal Executive Officer)	March 1, 2010
/s/ SANDRA E. BELL Sandra E. Bell	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 1, 2010
/s/ JAMES O. EGAN James O. Egan	Non-Executive Chairman of the Board of Directors	March 1, 2010
/s/ JAMES W. BRINKLEY James W. Brinkley	Director	March 1, 2010
/s/ GEORGE J. KILROY George J. Kilroy	Director	March 1, 2010
/s/ ANN D. LOGAN Ann D. Logan	Director	March 1, 2010
/s/ CARROLL R. WETZEL, JR. Carroll R. Wetzel, Jr.	Director	March 1, 2010
/s/ ALLAN Z. LOREN Allan Z. Loren	Director	March 1, 2010
/s/ GREGORY J. PARSEGHIAN Gregory J. Parseghian	Director	March 1, 2010

EXHIBIT INDEX

Exhibit No.	Description	Incorporation by Reference
2.1*	Agreement and Plan of Merger dated as of March 15, 2007 by and among General Electric Capital Corporation, a Delaware corporation, Jade Merger Sub, Inc., a Maryland corporation, and PHH Corporation, a Maryland corporation.	Incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on March 15, 2007.
3.1	Amended and Restated Articles of Incorporation.	Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on February 1, 2005.
3.2	Articles Supplementary.	Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on March 27, 2008.
3.3	Articles of Amendment to the Charter of PHH Corporation effective as of June 12, 2009.	Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on June 16, 2009.
3.4	Amended and Restated By-Laws.	Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on April 2, 2009.
4.1	Specimen common stock certificate.	Incorporated by reference to Exhibit 4.1 to our Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 15, 2005.
4.2	See Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions of the Amended and Restated Articles of Incorporation, as amended, and Amended and Restated By-laws of the registrant defining the rights of holders of common stock of the registrant.	Incorporated by reference to Exhibit 3.1 to our Current Reports on Form 8-K filed on February 1, 2005, March 27, 2008, June 16, 2009 and April 2, 2009, respectively.
4.3	Rights Agreement, dated as of January 28, 2005, by and between PHH Corporation and The Bank of New York Mellon (formerly known as The Bank of New York).	Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on February 1, 2005.
4.4	Indenture dated as of November 6, 2000 between PHH Corporation and The Bank of New York Mellon (formerly known as The Bank of New York, as successor in interest to Bank One Trust Company, N.A.), as Trustee.	Incorporated by reference to Exhibit 4.3 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
4.4.1	Supplemental Indenture No. 1 dated as of November 6, 2000 between PHH Corporation and The Bank of New York Mellon (formerly known as The Bank of New York, as successor in interest to Bank One Trust Company, N.A.), as Trustee.	Incorporated by reference to Exhibit 4.4 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
4.4.2	Supplemental Indenture No. 2 dated as of January 30, 2001 between PHH Corporation and The Bank of New York Mellon (formerly known as The Bank of New York, as successor in interest to Bank One Trust Company, N.A.), as Trustee.	Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on February 8, 2001.
4.4.3	Supplemental Indenture No. 3 dated as of May 30, 2002 between PHH Corporation and The Bank of New York Mellon (formerly known as The Bank of New York, as successor in interest to Bank One Trust Company, N.A.), as Trustee.	Incorporated by reference to Exhibit 4.5 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed on August 8, 2007.

Exhibit No.	Description	Incorporation by Reference
4.4.4	Supplemental Indenture No. 4 dated as of August 31, 2006 between PHH Corporation and The Bank of New York Mellon (formerly known as The Bank of New York, as successor in interest to Bank One Trust Company, N.A.), as Trustee.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 1, 2006.
4.4.5	Form of PHH Corporation Internotes.	Incorporated by reference to Exhibit 4.6 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 filed on May 9, 2008.
4.4.6	Form of 7.125% Note due 2013.	Incorporated by reference to Exhibit 4.5 to our Current Report on Form 8-K filed on February 24, 2003.
4.5‡‡	Amended and Restated Base Indenture dated as of December 17, 2008 among Chesapeake Finance Holdings LLC, as Issuer, and JP Morgan Chase Bank, N.A., as Indenture Trustee.	Incorporated by reference to Exhibit 10.76 to our Annual Report on Form 10-K for the year ended December 31, 2008 filed on March 2, 2009.
4.5.1	Series 2006-1 Indenture Supplement, dated as of March 7, 2006, among Chesapeake Funding LLC (now known as Chesapeake Finance Holdings LLC), as Issuer, PHH Vehicle Management Services, LLC, as Administrator, JPMorgan Chase Bank, N.A., as Administrative Agent, Certain CP Conduit Purchasers, Certain APA Banks, Certain Funding Agents, and JPMorgan Chase Bank, N.A., as Indenture Trustee.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on March 13, 2006.
4.5.2	Series 2006-2 Indenture Supplement, dated as of March 7, 2006, among Chesapeake Funding LLC (now known as Chesapeake Finance Holdings LLC), as Issuer, PHH Vehicle Management Services, LLC, as Administrator, JPMorgan Chase Bank, N.A., as Administrative Agent, Certain CP Conduit Purchasers, Certain APA Banks, Certain Funding Agents, and JPMorgan Chase Bank, N.A., as Indenture Trustee.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on March 13, 2006.
4.5.3	Amended and Restated Series 2006-2 Indenture Supplement, dated as of December 1, 2006, among Chesapeake Funding LLC, as Issuer, PHH Vehicle Management Services, LLC, as Administrator, JPMorgan Chase Bank, N.A., as Administrative Agent, Certain CP Conduit Purchasers, Certain APA Banks, Certain Funding Agents as set forth therein, and The Bank of New York as successor to JPMorgan Chase Bank, N.A., as indenture trustee.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on December 7, 2006.
4.5.4	First Amendment, dated as of March 6, 2007, to the Series 2006-1 Indenture Supplement, dated as of March 7, 2006, among Chesapeake Funding LLC, as Issuer, PHH Vehicle Management Services, LLC, as Administrator, JPMorgan Chase Bank, N.A., as Administrative Agent, Certain CP Conduit Purchasers, Certain Banks, Certain Funding Agents as set forth therein, and The Bank of New York as Successor to JPMorgan Chase Bank, N.A., as Indenture Trustee.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 8, 2007.

Exhibit No.	Description	Incorporation by Reference
4.5.5	First Amendment, dated as of March 6, 2007, to the Amended and Restated Series 2006-2 Indenture Supplement, dated as of December 1, 2006, among Chesapeake Funding LLC, as Issuer, PHH Vehicle Management Services, LLC, as Administrator, JPMorgan Chase Bank, N.A., as Administrative Agent, Certain CP Conduit Purchasers, Certain Banks, Certain Funding Agents as set forth therein, and The Bank of New York as Successor to JPMorgan Chase Bank, N.A., as Indenture Trustee.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on March 8, 2007.
4.5.6	Second Amendment, dated as of November 30, 2007, to the Amended and Restated Series 2006-2 Indenture Supplement, dated as of December 1, 2006, as amended as of March 6, 2007, among Chesapeake, as issuer, PHH Vehicle Management Services, LLC, as administrator, The Bank of New York Mellon (formerly known as The Bank of New York), as successor to JP Morgan Chase Bank, N. A., as indenture trustee, certain commercial paper conduit purchasers, certain banks and certain funding agents as set forth therein, and JPMorgan Chase Bank, N. A., in its capacity as administrative agent for the CP Conduit Purchasers, the APA Banks and the Funding Agents.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on December 6, 2007.
4.5.7‡‡	Second Amendment, dated as of February 28, 2008, to the Series 2006-1 Indenture Supplement, dated as of March 7, 2006, as amended as of March 6, 2007, among Chesapeake Funding LLC, as Issuer, PHH Vehicle Management Services, LLC, as Administrator, JPMorgan Chase Bank, N.A., as Administrative Agent, Certain CP Conduit Purchasers, Certain Banks, Certain Funding Agents as set forth therein, and The Bank of New York as Successor to JPMorgan Chase Bank, N.A., as Indenture Trustee.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 4, 2008.
4.5.8‡‡	Third Amendment, dated as of December 17, 2008, to the Series 2006-1 Indenture Supplement, dated as of March 7, 2006, as amended as of March 6, 2007 and as of February 28, 2008, among Chesapeake, as issuer, PHH Vehicle Management Services, LLC, as administrator, The Bank of New York Mellon (formerly known as The Bank of New York), as successor to JPMorgan Chase Bank, N. A., as indenture trustee, certain commercial paper conduit purchasers, certain banks and certain funding agents as set forth therein, and JPMorgan Chase Bank, N. A., in its capacity as administrative agent for the CP Conduit Purchasers, the APA Banks and the Funding Agents.	Incorporated by reference to Exhibit 10.74 to our Annual Report on Form 10-K for the year ended December 31, 2008 filed on March 2, 2009.

Exhibit No.	Description	Incorporation by Reference
4.5.9‡‡	Third Amendment, dated as of December 17, 2008, to the Amended and Restated Series 2006-2 Indenture Supplement, dated as of December 1, 2006, as amended as of March 6, 2007 and as of November 30, 2007, among Chesapeake, as issuer, PHH Vehicle Management Services, LLC, as administrator, The Bank of New York Mellon (formerly known as The Bank of New York), as successor to JP Morgan Chase Bank, N. A., as indenture trustee, certain commercial paper conduit purchasers, certain banks and certain funding agents as set forth therein, and JPMorgan Chase Bank, N. A., in its capacity as administrative agent for the CP Conduit Purchasers, the APA Banks and the Funding Agents.	Incorporated by reference to Exhibit 10.75 to our Annual Report on Form 10-K for the year ended December 31, 2008 filed on March 2, 2009.
4.5.10‡‡	Fourth Amendment, dated as of February 26, 2009, to the Series 2006-1 Indenture Supplement, dated as of March 7, 2006, as amended as of March 6, 2007, February 28, 2008 and December 17, 2008, among Chesapeake, as issuer, PHH Vehicle Management Services, LLC, as administrator, The Bank of New York Mellon (formerly known as The Bank of New York) as successor to JP Morgan Chase Bank N.A., as indenture trustee, certain commercial paper conduit purchasers, certain banks and certain funding agents as set forth therein, and JP Morgan Chase Bank, N.A., in its capacity as administrative agent for the CP Conduit Purchasers, the APA Banks and the Funding Agents.	Incorporated by reference to Exhibit 10.78 to our Annual Report on Form 10-K for the year ended December 31, 2008 filed on March 2, 2009.
4.5.11‡	Series 2009-1 Indenture Supplement, dated as of June 9, 2009, among Chesapeake Funding LLC, as issuer, and The Bank of New York Mellon, as indenture trustee.	Incorporated by reference to Exhibit 4.5.11 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 filed on November 5, 2009.
4.5.12‡	Series 2009-2 Indenture Supplement, dated as of September 11, 2009, among Chesapeake Funding LLC, as issuer, and The Bank of New York Mellon, as indenture trustee.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 16, 2009.
4.6	Indenture dated as of April 2, 2008, by and between PHH Corporation and The Bank of New York, as Trustee.	Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on April 4, 2008.
4.6.1	Form of Global Note 4.00% Convertible Senior Note Due 2012 (included as part of Exhibit 4.6).	Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on April 4, 2008.
4.7	Indenture dated as of September 29, 2009, by and between PHH Corporation and The Bank of New York Mellon, as Trustee.	Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on October 1, 2009.
4.7.1	Form of Global Note 4.00% Convertible Senior Note Due 2014 (included as part of Exhibit 4.7).	Incorporated by reference to Exhibit A of Exhibit 4.1 to our Current Report on Form 8-K filed on October 1, 2009.

Exhibit No.	Description	Incorporation by Reference
4.8	Trust Indenture dated as of November 16, 2009, between BNY Trust Company of Canada as issuer trustee of Fleet Leasing Receivables Trust and ComputerShare Trust Company Of Canada, as indenture trustee.	Filed herewith.
4.8.1	Series 2010-1 Supplemental Indenture dated as of January 27, 2010, between BNY Trust Company of Canada as issuer trustee of Fleet Leasing Receivables Trust and ComputerShare Trust Company Of Canada, as indenture trustee.	Filed herewith.
4.8.2	Fleet Leasing Receivables Trust Series 2010-1 Class A-1a Asset-Backed Note (included as part of Exhibit 4.8.1).	Incorporated by reference to Exhibit 4.8.1 filed herewith.
4.8.3	Fleet Leasing Receivables Trust Series 2010-1 Class A-1b Asset-Backed Note (included as part of Exhibit 4.8.1).	Incorporated by reference to Exhibit 4.8.1 filed herewith.
4.8.4	Fleet Leasing Receivables Trust Series 2010-1 Class A-2a Asset-Backed Note (included as part of Exhibit 4.8.1).	Incorporated by reference to Exhibit 4.8.1 filed herewith.
4.8.5	Fleet Leasing Receivables Trust Series 2010-1 Class A-2b Asset-Backed Note (included as part of Exhibit 4.8.1).	Incorporated by reference to Exhibit 4.8.1 filed herewith.
4.8.6	Fleet Leasing Receivables Trust Series 2010-1 Class B Asset-Backed Note (included as part of Exhibit 4.8.1)(a)	Incorporated by reference to Exhibit 4.8.1 filed herewith.
10.1	Amended and Restated Competitive Advance and Revolving Credit Agreement, dated as of January 6, 2006, by and among PHH Corporation and PHH Vehicle Management Services, Inc., as Borrowers, J.P. Morgan Securities, Inc. and Citigroup Global Markets, Inc., as Joint Lead Arrangers, the Lenders referred to therein (the "Lenders"), and JPMorgan Chase Bank, N.A., as a Lender and Administrative Agent for the Lenders.	Incorporated by reference to Exhibit 10.47 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
10.1.1	Second Amendment, dated as of November 2, 2007, to the Amended and Restated Competitive Advance and Revolving Credit Agreement, as amended, dated as of January 6, 2006, by and among PHH Corporation and PHH Vehicle Management Services, Inc., as Borrowers, J.P. Morgan Securities, Inc. and Citigroup Global Markets, Inc., as Joint Lead Arrangers, the Lenders referred to therein, and JPMorgan Chase Bank, N.A., as a Lender and Administrative Agent for the Lenders.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on November 2, 2007.

Exhibit No.	Description	Incorporation by Reference
10.1.2	Third Amendment, dated as of March 27, 2008, to the Amended and Restated Competitive Advance and Revolving Credit Agreement, as amended, dated as of January 6, 2006, by and among PHH Corporation and PHH Vehicle Management Services, Inc., as Borrowers, J.P. Morgan Securities, Inc. and Citigroup Global Markets, Inc., as Joint Lead Arrangers, the Lenders referred to therein, and JPMorgan Chase Bank, N.A., as a Lender and Administrative Agent for the Lenders.	Incorporated by reference to Exhibit 10.1.2 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 filed on November 5, 2009.
10.2	Separation Agreement, dated as of January 31, 2005, by and between Cendant Corporation and PHH Corporation.	Incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on February 1, 2005.
10.3‡‡	Amended and Restated Tax Sharing Agreement dated as of December 21, 2005 between PHH Corporation and Cendant Corporation.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on December 28, 2005.
10.4	Amended and Restated Limited Liability Company Operating Agreement, dated as of January 31, 2005, of PHH Home Loans, LLC, by and between PHH Broker Partner Corporation and Cendant Real Estate Services Venture Partner, Inc.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on February 1, 2005.
10.4.1	Amendment No. 1 to the Amended and Restated Limited Liability Company Operating Agreement of PHH Home Loans, LLC, dated May 12, 2005, by and between PHH Broker Partner Corporation and Cendant Real Estate Services Venture Partner, Inc.	Incorporated by reference to Exhibit 3.3.1 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 filed on November 14, 2005.
10.4.2	Amendment No. 2, dated as of March 31, 2006 to the Amended and Restated Limited Liability Company Operating Agreement of PHH Home Loans, LLC, dated as of January 31, 2005, as amended.	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Cendant Corporation (now known as Avis Budget Group, Inc.) filed on April 4, 2006.
10.4.3‡‡	Strategic Relationship Agreement, dated as of January 31, 2005, by and among Cendant Real Estate Services Group, LLC, Cendant Real Estate Services Venture Partner, Inc., PHH Corporation, Cendant Mortgage Corporation, PHH Broker Partner Corporation and PHH Home Loans, LLC.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on February 1, 2005.
10.4.4	Trademark License Agreement, dated as of January 31, 2005, by and among TM Acquisition Corp., Coldwell Banker Real Estate Corporation, ERA Franchise Systems, Inc. and Cendant Mortgage Corporation.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on February 1, 2005.
10.4.5	Marketing Agreement, dated as of January 31, 2005, by and between Coldwell Banker Real Estate Corporation, Century 21 Real Estate LLC, ERA Franchise Systems, Inc., Sotheby's International Affiliates, Inc. and Cendant Mortgage Corporation.	Incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on February 1, 2005.
10.4.6‡‡	Management Services Agreement, dated as of March 31, 2006, between PHH Home Loans, LLC and PHH Mortgage Corporation.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on April 6, 2006.

Exhibit No.	Description	Incorporation by Reference
10.4.7	Trademark License Agreement, dated as of January 31, 2005, by and between Cendant Real Estate Services Venture Partner, Inc., and PHH Home Loans, LLC.	Incorporated by reference to Exhibit 10.66 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
10.5‡‡	Origination Assistance Agreement, dated as of December 15, 2000, as amended through March 24, 2006, by and between Merrill Lynch Credit Corporation and Cendant Mortgage Corporation (renamed PHH Mortgage Corporation).	Incorporated by reference to Exhibit 10.67 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
10.5.1‡‡	Portfolio Servicing Agreement, dated as of January 28, 2000, as amended through October 27, 2004, by and between Merrill Lynch Credit Corporation and Cendant Mortgage Corporation (renamed PHH Mortgage Corporation).	Incorporated by reference to Exhibit 10.68 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
10.5.2‡‡	Loan Purchase and Sale Agreement, dated as of December 15, 2000, as amended through March 24, 2006, by and between Merrill Lynch Credit Corporation and Cendant Mortgage Corporation (renamed PHH Mortgage Corporation).	Incorporated by reference to Exhibit 10.69 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
10.5.3‡‡	Equity Access® and Omega℠ Loan Subservicing Agreement, dated as of June 6, 2002, as amended through March 14, 2006, by and between Merrill Lynch Credit Corporation, as servicer, and Cendant Mortgage Corporation (renamed PHH Mortgage Corporation), as subservicer.	Incorporated by reference to Exhibit 10.70 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
10.5.4‡‡	Servicing Rights Purchase and Sale Agreement, dated as of January 28, 2000, as amended through March 29, 2005, by and between Merrill Lynch Credit Corporation and Cendant Mortgage Corporation (renamed PHH Mortgage Corporation).	Incorporated by reference to Exhibit 10.71 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
10.5.5	Letter Agreement dated August 8, 2008 by and between PHH Mortgage Corporation and Merrill Lynch Credit Corporation relating to the Servicing Rights Purchase and Sale Agreement dated January 28, 2000, as amended.	Incorporated by reference to Exhibit 10.69 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed on November 10, 2008.
10.5.6‡‡	Mortgage Loan Subservicing Agreement by and between Merrill Lynch Credit Corporation and PHH Mortgage Corporation dated as of August 8, 2008.	Incorporated by reference to Exhibit 10.70 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 filed on November 10, 2008.
10.6	Master Exchange Agreement, dated as of March 7, 2006, by and among PHH Funding, LLC, Chesapeake Finance Holdings LLC (f/k/a Chesapeake Funding LLC) and D.L. Peterson Trust.	Incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on March 13, 2006.
10.7	Settlement Agreement, dated as of January 4, 2008, by, between and among PHH Corporation, Pearl Mortgage Acquisition 2 L.L.C. and Blackstone Capital Partners V L.P.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on January 7, 2008.
10.8	Master Repurchase Agreement, dated as of February 28, 2008, among PHH Mortgage Corporation, as Seller, and Citigroup Global Markets Realty Corp., as Buyer.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on March 4, 2008.

Exhibit No.	Description	Incorporation by Reference
10.8.1	Guaranty, dated as of February 28, 2008, by PHH Corporation in favor of Citigroup Global Markets Realty, Corp., party to the Master Repurchase Agreement, dated as of February 28, 2008, among PHH Mortgage Corporation, as Seller, and Citigroup Global Markets Realty Corp., as Buyer.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on March 4, 2008.
10.9	Purchase Agreement dated March 27, 2008 by and between PHH Corporation, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC, as representatives of the Initial Purchasers.	Incorporated by reference to Exhibit 10.1 to our Current Report of Form 8-K filed on April 4, 2008.
10.9.1	Master Terms and Conditions for Convertible Bond Hedging Transactions dated March 27, 2008 by and between PHH Corporation and J.P. Morgan Chase Bank, N.A.	Incorporated by reference to Exhibit 10.2 to our Current Report of Form 8-K filed on April 4, 2008.
10.9.2	Master Terms and Conditions for Warrants dated March 27, 2008 by and between PHH Corporation and J.P. Morgan Chase Bank, N.A.	Incorporated by reference to Exhibit 10.3 to our Current Report of Form 8-K filed on April 4, 2008.
10.9.3	Confirmation of Convertible Bond Hedging Transactions dated March 27, 2008 by and between PHH Corporation and J.P. Morgan Chase Bank, N.A.	Incorporated by reference to Exhibit 10.4 to our Current Report of Form 8-K filed on April 4, 2008.
10.9.4	Confirmation of Warrant dated March 27, 2008 by and between PHH Corporation and J.P. Morgan Chase Bank, N.A.	Incorporated by reference to Exhibit 10.5 to our Current Report of Form 8-K filed on April 4, 2008.
10.9.5	Master Terms and Conditions for Convertible Debt Bond Hedging Transactions dated March 27, 2008 by and between PHH Corporation and Wachovia Bank, N.A.	Incorporated by reference to Exhibit 10.6 to our Current Report of Form 8-K filed on April 4, 2008.
10.9.6	Master Terms and Conditions for Warrants dated March 27, 2008 by and between PHH Corporation and Wachovia Bank, N.A.	Incorporated by reference to Exhibit 10.7 to our Current Report of Form 8-K filed on April 4, 2008.
10.9.7	Confirmation of Convertible Bond Hedging Transactions dated March 27, 2008 by and between PHH Corporation and Wachovia Bank, N.A.	Incorporated by reference to Exhibit 10.8 to our Current Report of Form 8-K filed on April 4, 2008.
10.9.8	Confirmation of Warrant dated March 27, 2008 by and between PHH Corporation and Wachovia Bank, N.A.	Incorporated by reference to Exhibit 10.9 to our Current Report of Form 8-K filed on April 4, 2008.
10.9.9	Master Terms and Conditions for Convertible Bond Hedging Transactions dated March 27, 2008 by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.10 to our Current Report of Form 8-K filed on April 4, 2008.
10.9.10	Master Terms and Conditions for Warrants dated March 27, 2008 by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.11 to our Current Report of Form 8-K filed on April 4, 2008.
10.9.11	Confirmation of Convertible Bond Hedging Transactions dated March 27, 2008 by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.12 to our Current Report of Form 8-K filed on April 4, 2008.
10.9.12	Confirmation of Warrant dated March 27, 2008 by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.13 to our Current Report of Form 8-K filed on April 4, 2008.

Exhibit No.	Description	Incorporation by Reference
10.10‡‡	Amended and Restated Master Repurchase Agreement, dated as of June 26, 2008, between PHH Mortgage Corporation, as seller, and The Royal Bank of Scotland plc, as buyer and agent.	Incorporated by reference to Exhibit 10.65 to our Quarterly Report of Form 10-Q for the quarterly period ended on September 30, 2008 filed on November 10, 2008.
10.10.1	Second Amended and Restated Guaranty, dated as of June 26, 2008, by PHH Corporation in favor of The Royal Bank of Scotland plc and Greenwich Capital Financial Products, Inc.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on July 1, 2008.
10.11‡‡‡	Purchase Agreement dated June 2, 2009 by and among PHH Corporation, PHH Vehicle Management Services, LLC, Chesapeake Funding LLC and J.P. Morgan Securities, Inc, Banc of America Securities LLC and Citigroup Global Markets, Inc., as representatives of several initial purchasers.	Incorporated by reference to Exhibit 10.11 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 filed on November 5, 2009.
10.12‡‡	Purchase Agreement dated September 2, 2009 by and among PHH Corporation, PHH Vehicle Management Services, LLC, Chesapeake Funding LLC and J.P. Morgan Securities, Inc, Banc of America Securities LLC and Citigroup Global Markets, Inc., as representatives of several initial purchasers.	Incorporated by reference to Exhibit 10.12 to our Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2009 filed on January 12, 2010.
10.13	Purchase Agreement dated September 23, 2009, by and between PHH Corporation, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Wells Fargo Securities, LLC, as representatives of the Initial Purchasers	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 29, 2009.
10.13.1	Master Terms and Conditions for Convertible Bond Hedging Transactions dated September 23, 2009, by and between PHH Corporation and JPMorgan Chase Bank, National Association, London Branch	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on September 29, 2009.
10.13.2	Master Terms and Conditions for Warrants dated September 23, 2009, by and between PHH Corporation and JPMorgan Chase Bank, National Association, London Branch	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on September 29, 2009.
10.13.3	Confirmation of Convertible Bond Hedging Transactions dated September 23, 2009, by and between PHH Corporation and JPMorgan Chase Bank, National Association, London Branch	Incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on September 29, 2009.
10.13.4	Confirmation of Warrants dated September 23, 2009, by and between PHH Corporation and JPMorgan Chase Bank, National Association, London Branch	Incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on September 29, 2009.
10.13.5	Master Terms and Conditions for Convertible Bond Hedging Transactions dated September 23, 2009, by and between PHH Corporation and Wachovia Bank, National Association	Incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K filed on September 29, 2009.
10.13.6	Master Terms and Conditions for Warrants dated September 23, 2009, by and between PHH Corporation and Wachovia Bank, National Association	Incorporated by reference to Exhibit 10.7 to our Current Report on Form 8-K filed on September 29, 2009.

Exhibit No.	Description	Incorporation by Reference
10.13.7	Confirmation of Convertible Bond Hedging Transactions dated September 23, 2009, by and between PHH Corporation and Wachovia Bank, National Association	Incorporated by reference to Exhibit 10.8 to our Current Report on Form 8-K filed on September 29, 2009.
10.13.8	Confirmation of Warrants dated September 23, 2009, by and between PHH Corporation and Wachovia Bank, National Association	Incorporated by reference to Exhibit 10.9 to our Current Report on Form 8-K filed on September 29, 2009.
10.13.9	Master Terms and Conditions for Convertible Bond Hedging Transactions dated September 23, 2009, by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.10 to our Current Report on Form 8-K filed on September 29, 2009.
10.13.10	Master Terms and Conditions for Warrants dated September 23, 2009, by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.11 to our Current Report on Form 8-K filed on September 29, 2009.
10.13.11	Confirmation of Convertible Bond Hedging Transactions dated September 23, 2009, by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.12 to our Current Report on Form 8-K filed on September 29, 2009.
10.13.12	Confirmation of Warrants dated September 23, 2009, by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.13 to our Current Report on Form 8-K filed on September 29, 2009.
10.13.13	Amendment to Convertible Bond Hedging Transaction Confirmation dated September 29, 2009, by and between PHH Corporation and JPMorgan Chase Bank, National Association, London Branch	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on October 1, 2009.
10.13.14	Confirmation of Additional Warrants dated September 29, 2009, by and between PHH Corporation and JPMorgan Chase Bank, National Association, London Branch	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on October 1, 2009.
10.13.15	Amendment to Convertible Bond Hedging Transaction Confirmation dated September 29, 2009, by and between PHH Corporation and Wachovia Bank, National Association	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on October 1, 2009.
10.13.16	Confirmation of Additional Warrants dated September 29, 2009, by and between PHH Corporation and Wachovia Bank, National Association	Incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on October 1, 2009.
10.13.17	Amendment to Convertible Bond Hedging Transaction Confirmation dated September 29, 2009, by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on October 1, 2009.
10.13.18	Confirmation of Additional Warrants dated September 29, 2009, by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K filed on October 1, 2009.
10.14†	PHH Corporation Non-Employee Directors Deferred Compensation Plan.	Incorporated by reference to Exhibit 10.10 to our Current Report on Form 8-K filed on February 1, 2005.
10.14.1†	PHH Corporation Officer Deferred Compensation Plan.	Incorporated by reference to Exhibit 10.11 to our Current Report on Form 8-K filed on February 1, 2005.
10.14.2†	PHH Corporation Savings Restoration Plan.	Incorporated by reference to Exhibit 10.12 to our Current Report on Form 8-K filed on February 1, 2005.

Exhibit No.	Description	Incorporation by Reference
10.14.3†	PHH Corporation 2005 Equity and Incentive Plan.	Incorporated by reference to Exhibit 10.9 to our Current Report on Form 8-K filed on February 1, 2005.
10.14.4†	Form of PHH Corporation 2005 Equity and Incentive Plan Non-Qualified Stock Option Agreement, as amended.	Incorporated by reference to Exhibit 10.28 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 filed on May 16, 2005.
10.14.5†	Form of PHH Corporation 2005 Equity and Incentive Plan Non-Qualified Stock Option Conversion Award Agreement.	Incorporated by reference to Exhibit 10.29 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 filed on May 16, 2005.
10.14.6†	Resolution of the PHH Corporation Board of Directors dated March 31, 2005, adopting non-employee director compensation arrangements.	Incorporated by reference to Exhibit 10.32 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 filed on May 16, 2005.
10.14.7†	Amendment Number One to the PHH Corporation 2005 Equity and Incentive Plan.	Incorporated by reference to Exhibit 10.35 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 filed on August 12, 2005.
10.14.8†	Form of PHH Corporation 2005 Equity and Incentive Plan Non-Qualified Stock Option Award Agreement, as revised June 28, 2005.	Incorporated by reference to Exhibit 10.36 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 filed on August 12, 2005.
10.14.9†	Form of PHH Corporation 2005 Equity and Incentive Plan Restricted Stock Unit Award Agreement, as revised June 28, 2005.	Incorporated by reference to Exhibit 10.37 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 filed on August 12, 2005.
10.14.10†	Form of PHH Corporation Amended and Restated Severance Agreement for Certain Executive Officers as approved by the PHH Corporation Compensation Committee on January 10, 2008.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on January 14, 2008.
10.14.11†	PHH Corporation Change in Control Severance Agreement by and between the Company and Sandra Bell dated as of October 13, 2008.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on October 14, 2008.
10.14.12†‡‡	Form of 2009 Performance Unit Award Notice and Agreement for Certain Executive Officers, as approved by the Compensation Committee on March 25, 2009.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 31, 2009.
10.14.13†	Amended and Restated 2005 Equity and Incentive Plan (as amended and restated through June 17, 2009).	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on June 22, 2009.
10.14.14†	Transition Services and Separation Agreement by and between PHH Corporation and Terence W. Edwards dated August 5, 2009.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 5, 2009.
10.14.15†	Amendment to the Transition Services and Separation Agreement by and between PHH Corporation and Terence W. Edwards dated as of September 11, 2009.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on September 16, 2009.
10.14.16†	Release by and between PHH Corporation and Terence W. Edwards dated as of September 11, 2009.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on September 16, 2009.

Exhibit No.	Description	Incorporation by Reference
10.14.17†	Employment Agreement dated as of October 26, 2009, between Jerome J. Selitto and PHH Corporation.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on October 30, 2009.
10.15	Trust Purchase Agreement dated January 27, 2010 between Fleet Leasing Receivables Trust, as purchaser, PHH Fleet Lease Receivables L.P., as seller, PHH Vehicle Management Services Inc., as servicer and PHH Corporation, as performance guarantor.	Filed herewith.
10.15.1	Agency Agreement dated as of January 25, 2010, between BNY Trust Company of Canada as trustee of Fleet Leasing Receivables Trust, PHH Vehicle Management Services Inc., as financial services agent of Fleet Leasing Receivables Trust and as originator, PHH Fleet Lease Receivables L.P., as seller and Merrill Lynch Canada Inc., CIBC World Markets Inc., RBC Dominion Securities Inc. and Scotia Capital Inc., as agents.	Filed herewith.
10.15.2‡	Agency Agreement dated as of January 25, 2010, between BNY Trust Company of Canada as trustee of Fleet Leasing Receivables Trust, PHH Vehicle Management Services Inc., as financial services agent of Fleet Leasing Receivables Trust and as originator, PHH Fleet Lease Receivables L.P., as seller and Merrill Lynch Canada Inc. and Banc of America Securities LLC, as agents.	Filed herewith.
12	Computation of Ratio of Earnings to Fixed Charges.	Filed herewith.
21	Subsidiaries of Registrant.	Filed herewith.
23	Consent of Independent Registered Public Accounting Firm.	Filed herewith.
24	Powers of Attorney	Incorporated by reference to the signature page to this Annual Report on Form 10-K.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.

---

* Schedules and exhibits of this Exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K which portions will be furnished upon the request of the Commission.

‡ Confidential treatment has been requested for certain portions of this Exhibit pursuant to Rule 24b-2 of the Exchange Act which portions have been omitted and filed separately with the Commission.

‡‡ Confidential treatment has been granted for certain portions of this Exhibit pursuant to an order under the Exchange Act which portions have been omitted and filed separately with the Commission.

‡‡‡ Confidential treatment has been granted for certain portions of this Exhibit which was filed as Exhibit 10.79 to the registrant's Quarterly Report on Form 10-Q filed with the Commission on August 4, 2009. This Exhibit was re-filed with fewer redactions as Exhibit 10.11 to the registrant's Quarterly Report on Form 10-Q filed with the Commission on November 5, 2009. The redacted portions of this Exhibit have been filed separately with the Commission.

† Management or compensatory plan or arrangement required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Exhibit 12

PHH CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Year Ended December 31,				
	2009	2008	2007	2006	2005
Earnings available to cover fixed charges:					
Income (loss) from continuing operations before income taxes	$ 280	$ (443)	$ (45)	$ (4)	$ 159
Plus: fixed charges	243	344	492	477	360
Earnings available to cover fixed charges	$ 523	$ (99)	$ 447	$ 473	$ 519
Fixed charges[1]:					
Interest expense, including amortization of deferred financing costs	$ 236	$ 333	$ 480	$ 465	$ 348
Interest portion of rental payment	7	11	12	12	12
Total fixed charges	$ 243	$ 344	$ 492	$ 477	$ 360
Ratio of earnings to fixed charges	2.15x	—[2]	0.91x[2]	0.99x[2]	1.44x

(1) Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

(2) Earnings were deficient to cover fixed charges by $443 million, $45 million and $4 million for the years ended December 31, 2008, 2007 and 2006, respectively. Loss from continuing operations before income taxes was negatively impacted by Valuation adjustments related to mortgage servicing rights, net of $733 million, $413 million and $479 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Exhibit 21

Subsidiaries of Registrant
As of December 31, 2009

Name of Subsidiary	Jurisdiction of Incorporation or Formation
1st Elite Home Loans, LLC	DE
Atrium Insurance Corporation	NY
Axiom Financial, LLC	UT
Cartus Home Loans, LLC	DE
Canadian Lease Management Ltd.	Canada
Century 21 Mortgage Corporation	MA
Chesapeake Finance Holdings LLC	DE
Chesapeake Funding LLC	DE
Coldwell Banker Home Loans, LLC	DE
Coldwell Banker Mortgage Corporation	MA
D. L. Peterson Trust	DE
Dealers Holding, Inc.	MD
Domain Distinctive Property Finance Corporation	MA
DRH Funding LLC	DE
Driversshield.com FS Corp.	NY
Edenton Motors, Inc.	MD
ERA Home Loans, LLC	DE
ERA Mortgage Corporation	MA
First Fleet Corporation	MA
First Fleet Master Titling Trust	DE
FLR GP1 Inc.	Canada
FLR GP2 Inc.	Canada
FLR LP Inc.	Canada
Haddonfield Holding Corporation	DE
Instamortgage.com Corporation	MD
J.W. Geckle Trust	MD
JHH Partnership	MD
Landover Mortgage, LLC	WA
Logic Leasing, Inc.	MA
Long Island Mortgage Group, Inc. (dba Corcoran Capital; L'Argent Funding Consultants; Home Key Mortgage Bankers; Royal Capital; Manhattan Island Capital; Long Island Mortgage Resources; NYC Capital; Madison Avenue Capital)	NY
MortgageSave.com Corporation	MA
NE Moves Mortgage, LLC	MA
Pacific Access Mortgage, LLC	HI
PHH (Bermuda) Holdings Ltd.	Bermuda
PHH Auto Finance LLC	MD
PHH Broker Partner Corporation	MD
PHH Canadian Holdings, Inc.	DE

Name of Subsidiary	Jurisdiction of Incorporation or Formation
PHH Caribbean Leasing, Inc.	MD
PHH Charitable Trust	U.K.
PHH Continental Leasing, LLC	MD
PHH Corner Leasing, Inc.	MD
PHH Corporate Services, Inc.	DE
PHH CPA, Inc.	MD
PHH de Brasil Paricopaceos Ltda.	Brazil
PHH Financial Services LLC	MD
PHH Fleet Lease Receivables L.P.	Canada
PHH Home Loans, LLC (dba Sunbelt Lending Services; Hamera Home Loans; ERA Home Loans; Burnet Home Loans; Coldwell Banker Home Loans; Cartus Home Loans; First Capital; Preferred Mortgage Group)	DE
PHH Leasing of Canada Ltd	Canada
PHH Market Leasing, Inc.	MD
PHH Milford Leasing, Inc.	MD
PHH Mortgage Capital LLC	DE
PHH Mortgage Corporation	NJ
PHH Mortgage Services Corporation	MD
PHH National Leasing, Inc.	MD
PHH Personallease Corporation	MD
PHH Preferred Mortgage, LLC	DE
PHH Services B.V.	Netherlands
PHH St. Paul Leasing, Inc.	DE
PHH Sub 1 Inc.	DE
PHH Sub 2 Inc.	DE
PHH Vehicle Management Services Group LLC	DE
PHH Vehicle Management Services, Inc.	Canada
PHH Vehicle Management Services, LLC (dba PHH Arval)	DE
Preferred Mortgage Group, LLC	DE
Princeton Commercial Lending, Inc.	CA
Raven Funding LLC	DE
RMR Financial, LLC (dba Princeton Capital; Mortgage California)	CA
Speedy Title & Appraisal Review Services LLC	DE
Terrapin Funding LLC	DE
VMS Holdings LLC	DE
Williamsburg Motors, Inc.	MD

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-155751 on Form S-3 and Registration Statement Nos. 333-161020, 333-122477, 333-123055 and 333-128144 on Form S-8 of our reports dated March 1, 2010, relating to the consolidated financial statements and financial statement schedules of PHH Corporation (which included an explanatory paragraph regarding the change in the Company's method of accounting for certain financial assets and liabilities measured at fair value on January 1, 2008), and the effectiveness of PHH Corporation's internal control over financial reporting, appearing in this Annual Report on Form 10-K of PHH Corporation and subsidiaries for the year ended December 31, 2009.

/s/ DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
March 1, 2010

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jerome J. Selitto, certify that:

1. I have reviewed this Annual Report on Form 10-K of PHH Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Jerome J. Selitto

Jerome J. Selitto
President and Chief Executive Officer

Date: March 1, 2010

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Sandra E. Bell, certify that:

1. I have reviewed this Annual Report on Form 10-K of PHH Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Sandra E. Bell

Sandra E. Bell
Executive Vice President and
Chief Financial Officer

Date: March 1, 2010

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

Pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of PHH Corporation (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the Annual Report on Form 10-K of the Company for the annual period ended December 31, 2009 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Jerome J. Selitto

Jerome J. Selitto
President and Chief Executive Officer

Date: March 1, 2010

A signed original of this written statement required by Section 906 has been provided to PHH Corporation and will be retained by PHH Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. Section 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of PHH Corporation, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

Pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of PHH Corporation (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the Annual Report on Form 10-K of the Company for the annual period ended December 31, 2009 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Sandra E. Bell

Sandra E. Bell
Executive Vice President and
Chief Financial Officer

Date: March 1, 2010

A signed original of this written statement required by Section 906 has been provided to PHH Corporation and will be retained by PHH Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. Section 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of PHH Corporation, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Board of Directors

James O. Egan[1,3,4]
Independent Director
Non-Executive Chairman of the Board
Chair, Audit Committee
Chair, Corporate Governance Committee

James W. Brinkley[2,3,4]
Independent Director

George J. Kilroy
Director

Allan Z. Loren[2,3,4]
Independent Director
Chair, Compensation Committee

Gregory J. Parseghian[1,2,3,4,5]
Independent Director
Chair, Finance and Risk Management Committee

Deborah M. Reif[4,5]
Independent Director

Jerome J. Selitto
Director

Carroll R. Wetzel, Jr.[1,4,5]
Independent Director

Committee Assignments:
Audit, [2]Compensation, [3]Corporate Governance,
Executive, [5]Finance and Risk Management

Executive Officers

Jerome J. Selitto
President and Chief Executive Officer

Sandra E. Bell
Executive Vice President and Chief Financial Officer

Mark R. Danahy
Executive Vice President, Mortgage

George J. Kilroy
Executive Vice President, Fleet

Adele T. Barbato
Senior Vice President and
Chief Human Resources Officer

Jeff S. Bell
Senior Vice President and Chief Information Officer

William F. Brown
Senior Vice President, General Counsel and Secretary

Mark E. Johnson
Senior Vice President and Treasurer

Jonathan T. McGrain
Senior Vice President, Corporate Communications

Milton S. Prime
Senior Vice President

Michael D. Orner
Vice President and Controller

Corporate Officers

Hugo Arias
Vice President and Assistant Treasurer

Peter Au-Yang
Vice President, Human Resources

Michael A. Carver
Vice President, Business Process Reengineering

J. Christopher Clifton
Vice President, Legal and Assistant Secretary

Rita L. Ennis
Vice President, Human Resources

Leith W. Kaplan
Vice President, Legal and Assistant Secretary

Maryann Kelly
Vice President, Information Technology

Nancy R. Kyle
Vice President, Investor Relations

Ulysses Li
Vice President, Information Technology

Aleksandrs P. Malinovskis
Vice President, Financial Planning and Analysis

Woody Priester
Vice President, Information Technology and
Chief Information Security Officer

Mark Rhodes
Vice President, Tax

Michael A. Nixon
Assistant Treasurer

Joseph W. Weikel
Assistant Secretary

;orporate Headquarters
ᴾHH Corporation
3000 Leadenhall Road
Mount Laurel, NJ 08054
856) 917-1744

Annual Meeting
The 2010 Annual Meeting of Stockholders will be held on June 15, 2010 at 10:00 a.m., local time, at our corporate headquarters, 3000 Leadenhall Road, Mount Laurel, NJ 08054.

Stock Listing
New York Stock Exchange
Ticker Symbol "PHH"

Transfer Agent
BNY Mellon Shareowner Services
Attn: Shareholder Relations
P.O. Box 358016
Pittsburgh, PA 15252-8016
(866) 245-7559
www.bnymellon.com/shareowner/isd

Electronic Access
Please join PHH in its commitment to being an environmentally responsible corporation by electing to receive future stockholder materials electronically. Log on to *www.bnymellon.com/shareowner/isd* for enrollment instructions. Stockholders that hold PHH shares in a brokerage account may sign up for electronic delivery at *www.proxyvote.com.*

Investor Information
The Company's Annual Report on Form 10-K, Corporate Governance Guidelines, Code of Conduct for Employees and Officers, Code of Business Conduct and Ethics for Directors, Board committee charters, and other investor information, may be accessed via the Internet at *www.phh.com* and are also available, free of charge, upon request directly to the Company as follows:

PHH Corporation
Investor Relations
3000 Leadenhall Road
Mail Stop PR
Mount Laurel, NJ 08054
(856) 917-7405

PHH Corporation

PHH



PHH Corporation


PHH

www.phh.com

8871-04